CONSOLIDATED FINANCIAL STATEMENTS
2024, 2023 and 2022

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Bancolombia S. A.
Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Bancolombia S. A. and its subsidiaries (the “Bank”) as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Bank´s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Bank's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Bank’s consolidated financial statements and on the Banks's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PwC Contadores y Auditores S.A.S., Calle 7 Sur No. 42-70, Torre 2, Piso 11, Edificio Forum, Medellín, Colombia.
Tel: (60-4) 6040606, www.pwc.com/co
© 2025 PricewaterhouseCoopers. PwC se reﬁere a las Firmas colombianas que hacen parte de la red global de PricewaterhouseCoopers International Limited, cada una de las cuales es una entidad legal separada e independiente. Todos los derechos reservados.

Bancolombia S. A.
Report of Independent Registered Public Accounting Firm

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PwC Contadores y Auditores S.A.S., Calle 7 Sur No. 42-70, Torre 2, Piso 11, Edificio Forum, Medellín, Colombia.
Tel: (60-4) 6040606, www.pwc.com/co
© 2025 PricewaterhouseCoopers. PwC se reﬁere a las Firmas colombianas que hacen parte de la red global de PricewaterhouseCoopers International Limited, cada una de las cuales es una entidad legal separada e independiente. Todos los derechos reservados.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Bancolombia S. A.
Report of Independent Registered Public Accounting Firm

Allowance for loans, advances and lease losses

As described in Notes 2 (section D.4.1.2.1 and E.1), to the consolidated financial statements, management assesses the adequacy of the allowance for loan losses based on evaluations of the loan portfolio utilizing objective and subjective criteria. As of December 31, 2024, the allowance for loan losses was COP$16,179,738 million on total loans of COP$279,453,908 million. As disclosed by management, expected credit losses are calculated using both individual and collective models and methodologies. These are based on significant assumptions and judgements that consider historical credit data, the current situation of the borrower and reasonable and proper forecasts of future economic conditions. Collective models include parameters such as the probability of default at 12 months, probability of default throughout the lifetime of the obligation (when the loan is classified as stage 2), loss given default, and exposure at default. These models also incorporate a prospective approach that includes assumptions of future macroeconomic conditions in plausible future scenarios. In addition, for loans individually assessed in stage 3, the Bank will evaluate significant defaulted loans. This evaluation will consider the debt profile of each debtor, the fair value of guarantees granted, information on credit behavior and the expected future cash flows from the client.

The principal considerations for our determination that performing procedures relating to the allowance for loans, advances and lease losses is a critical audit matter are (i) the significant judgment used by management in determining the expected credit losses, in particular the assumptions used in determining: probability of default at 12 months, probability of default throughout the lifetime of the obligation, loss given default, exposure at default with the inclusion of the forward-looking basis that includes assumptions of future macroeconomic conditions in plausible future scenarios. In addition, for loans individually assessed in Stage 3 analysis of the debt profile of each debtor, information on the credit behavior, the future cash flows expected from the client and the fair value of guarantees granted, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence obtained relating to these significant assumptions, and (ii) the audit effort

PwC Contadores y Auditores S.A.S., Calle 7 Sur No. 42-70, Torre 2, Piso 11, Edificio Forum, Medellín, Colombia.
Tel: (60-4) 6040606, www.pwc.com/co
© 2025 PricewaterhouseCoopers. PwC se reﬁere a las Firmas colombianas que hacen parte de la red global de PricewaterhouseCoopers International Limited, cada una de las cuales es una entidad legal separada e independiente. Todos los derechos reservados.

involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming the overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Bank allowance for loans, advances and leasing losses estimation process, which included controls over the data, models and assumptions used in the estimation process. These procedures also included, among others: testing management’s process for estimating the allowance for loan, advances and lease losses by (i) evaluating the appropriateness of the models utilized for the estimation of the expected loss parameters and the reasonableness of the significant assumptions, such as default at 12 months and lifetime, loss given default and exposure at default with the inclusion of the forward-looking basis that include assumptions of future macroeconomic conditions in plausible future scenarios, and evaluating the adjustments, (ii) testing the completeness and accuracy of the data used in the estimate and the mathematical accuracy of the impairment calculation for the credit portfolios; and (iii) evaluating individual credit files to determine the reasonableness of management’s estimation of the future cash flows expected from the client and the fair value of guarantees granted, estimated by management in the impairment for the credit portfolios. The procedures included the use of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of the models utilized by management, methodologies and the reasonableness of the assumptions used in the credit loss estimates.
Bancolombia S. A.
Report of Independent Registered Public Accounting Firm

Goodwill impairment assessment

As described in Notes 2 (section D.13) and 12.2 to the consolidated financial statements, the Bank goodwill balance was COP$9,017,419 million as of December 31, 2024. The Bank evaluates at the end of each period whether there is any indication that on a stand-alone basis non-financial assets and cash-generating units are impaired. If some indication of impairment does exist, the Bank estimates the recoverable amount of the assets and the loss by impairment, the impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. Regardless of whether impairment indicators exist, impairment of goodwill is assessed annually, or more frequently if events or changes in circumstances indicate that it may be impaired. The recoverable amount of non-financial assets or cash-generating units is defined as the higher of fair value less costs of disposal and value in use. Fair value is determined by Management with reference to market value (if available), through pricing models, or with the assistance of a valuation specialist. Meanwhile, value in use requires Management to develop significant assumptions and estimates to forecast cash flow for periods that extend beyond the normal requirements of management reports, assessing the appropriate discount rate and growth rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of all reporting units is a critical audit matter are the significant judgment by management when developing the recoverable amount measurement of the cash generating units. This in turn led to degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, related to discount rate and growth rate, and other

PwC Contadores y Auditores S.A.S., Calle 7 Sur No. 42-70, Torre 2, Piso 11, Edificio Forum, Medellín, Colombia.
Tel: (60-4) 6040606, www.pwc.com/co
© 2025 PricewaterhouseCoopers. PwC se reﬁere a las Firmas colombianas que hacen parte de la red global de PricewaterhouseCoopers International Limited, cada una de las cuales es una entidad legal separada e independiente. Todos los derechos reservados.

assumptions commonly used to determine the recoverable value of the goodwill. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming the overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Bank cash generating units. These procedures also included, among others, testing management’s process for developing the recoverable amount estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy and relevance of underlying data used in the model; and evaluating the assumptions used by management were reasonable considering: (i) the current and past performance of the cash generating unit, (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit and other assumptions used to determine the recoverable value of the goodwill. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the discounted cash flow model and the reasonableness of significant assumptions, relating to the discount rate and growth rate.
/s/ PwC Contadores y Auditores S. A. S.
Medellín, Colombia
March 28, 2025
We have served as the Company’s auditor since 2020.

PwC Contadores y Auditores S.A.S., Calle 7 Sur No. 42-70, Torre 2, Piso 11, Edificio Forum, Medellín, Colombia.
Tel: (60-4) 6040606, www.pwc.com/co
© 2025 PricewaterhouseCoopers. PwC se reﬁere a las Firmas colombianas que hacen parte de la red global de PricewaterhouseCoopers International Limited, cada una de las cuales es una entidad legal separada e independiente. Todos los derechos reservados.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
BANCOLOMBIA S.A. AND ITS SUBSIDIARIES
As of December 31, 2024 and 2023
(Stated in millions of Colombian pesos)

	Note	December 31, 2024	December 31, 2023
ASSETS
Cash and cash equivalents	4	32,844,099	39,799,609
Financial assets investments	5.1	37,570,270	25,674,195
Derivative financial instruments	5.2	2,938,142	6,252,270
Financial assets investments and derivative financial instruments		40,508,412	31,926,465
Loans and advances to customers		279,453,908	253,951,647
Allowance for loans, advances and lease losses		(16,179,738)	(16,223,103)
Loans and advances to customers, net	6	263,274,170	237,728,544
Assets held for sale and inventories, net	7	1,106,399	906,753
Investment in associates and joint ventures	8	2,928,984	2,997,603
Investment properties	9	5,580,109	4,709,911
Premises and equipment, net	10	5,906,064	6,522,534
Right-of-use assets, lease	11.2	1,757,206	1,634,045
Goodwill and intangible assets, net	12	9,767,903	8,489,697
Deferred tax, net	13.5	763,757	685,612
Other assets, net	14	7,778,279	7,528,036
TOTAL ASSETS		372,215,382	342,928,809
LIABILITIES AND EQUITY
LIABILITIES
Deposits by customers	15	279,059,401	247,941,180
Interbank deposits and repurchase agreements and other similar secured borrowing	16	1,776,965	1,076,436
Derivative financial instruments	5.2	2,679,643	6,710,364
Borrowings from other financial institutions	17	15,689,532	15,648,606
Debt instruments in issue	18	11,275,216	14,663,576
Lease liabilities	11.2	1,889,364	1,773,610
Preferred shares		584,204	584,204
Current tax		156,162	164,339
Deferred tax, net	13.5	2,578,504	1,785,230
Employee benefit plans	19	951,555	882,954
Other liabilities	20	10,990,561	12,648,581
TOTAL LIABILITIES		327,631,107	303,879,080
EQUITY
Share capital	22	480,914	480,914
Additional paid-in-capital		4,857,454	4,857,454
Appropriated reserves	23	22,575,837	20,044,769
Retained earnings		2,715,313	2,515,278
Net income attributable to equity holders of the Parent Company		6,267,744	6,116,936
Accumulated other comprehensive income, net of tax		6,645,206	4,074,161
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE OWNERS OF THE PARENT COMPANY		43,542,468	38,089,512
Non-controlling interest		1,041,807	960,217
TOTAL EQUITY		44,584,275	39,049,729
TOTAL LIABILITIES AND EQUITY		372,215,382	342,928,809
The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF INCOME
BANCOLOMBIA S.A. AND ITS SUBSIDIARIES
For the years ended December 31, 2024, 2023 and 2022
(Stated in millions of Colombian pesos, except EPS stated in units of pesos)

	Note	2024	2023	2022
Interest on loans and financial leases
Commercial		16,550,290	17,277,481	10,950,463
Consumer		8,502,467	10,062,092	7,821,758
Mortgage		3,790,158	3,852,725	3,377,432
Financial leases		3,559,814	3,879,188	2,461,456
Small business loans		210,822	169,301	172,384
Total interest income on loans and financial leases		32,613,551	35,240,787	24,783,493
Interest on debt instruments using the effective interest method	25.1	965,935	1,029,377	588,792
Total Interest on financial instruments using the effective interest method		33,579,486	36,270,164	25,372,285
Interest income on overnight and market funds		208,491	197,307	61,962
Interest and valuation on financial instruments	25.1	1,756,244	578,688	1,362,700
Total interest and valuation on financial instruments		35,544,221	37,046,159	26,796,947
Interest expenses	25.2	(15,023,911)	(16,668,295)	(8,442,470)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments		20,520,310	20,377,864	18,354,477
Credit impairment charges on loans, advances and financial leases, net	6	(5,413,652)	(7,461,479)	(3,721,353)
Credit impairment for other financial instruments	5.1 - 21.1	(38,697)	(107)	(70,344)
Total credit impairment charges, net		(5,452,349)	(7,461,586)	(3,791,697)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments		15,067,961	12,916,278	14,562,780
Fees and commissions income	25.3	7,688,838	7,080,878	6,370,526
Fees and commissions expenses	25.3	(3,511,774)	(3,097,280)	(2,590,166)
Total fees and commissions, net		4,177,064	3,983,598	3,780,360
Other operating income	25.4	3,041,985	3,979,650	2,053,435
Dividends and net income on equity investments	25.5	104,573	210,185	235,854
Total operating income, net		22,391,583	21,089,711	20,632,429
Operating expenses
Salaries and employee benefits	26.1	(5,628,062)	(5,350,234)	(4,417,656)
Other administrative and general expenses	26.2	(5,445,212)	(5,033,944)	(4,559,900)
Taxes other than income tax	26.2	(1,442,511)	(1,433,148)	(929,512)
Impairment, depreciation and amortization	26.3	(1,117,881)	(1,124,859)	(980,575)
Total operating expenses		(13,633,666)	(12,942,185)	(10,887,643)
Profit before income tax		8,757,917	8,147,526	9,744,786
Income tax	13.3	(2,392,336)	(1,932,555)	(2,748,421)
Net income		6,365,581	6,214,971	6,996,365
Net income attributable to equity holders of the Parent Company		6,267,744	6,116,936	6,783,490
Non-controlling interest		97,837	98,035	212,875
Basic and diluted earnings per share to common shareholders, stated in units of pesos	27	6,576	6,420	7,113
The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
BANCOLOMBIA S.A. AND ITS SUBSIDIARIES
For the years ended December 31, 2024, 2023 and 2022
(Stated in millions of Colombian pesos)

	Note	2024	2023	2022
Net income		6,365,581	6,214,971	6,996,365
Other comprehensive income/(loss) that will not be reclassified to net income
Remeasurement income related to defined benefit liability		6,041	(44,594)	69,249
Income tax	13.4	(4,747)	13,234	(25,090)
Net of tax amount		1,294	(31,360)	44,159
Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)
Unrealized gain		22,109	11,144	33,354
Income tax	13.4	6,463	(246)	(1,282)
Net of tax amount		28,572	10,898	32,072
Gains on asset revaluation
Income tax	13.4	-	-	(71)
Net of tax amount		-	-	(71)
Total other comprehensive income that will not be reclassified to net income, net of tax		29,866	(20,462)	76,160
Other comprehensive income/(loss) that may be reclassified to net income
Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)
(Loss)/Gain on investments recycled to profit or loss upon disposal		(5,996)	(8,679)	15,250
Unrealized gain/(loss)		20,272	119,225	(182,729)
Unrealized loss for fair value hedging		-	-	(3,647)
Changes in loss allowance for credit losses		538	3,741	(1,259)
Income tax		8,422	(21,023)	7,843
Net of tax amount		23,236	93,264	(164,542)
Foreign currency translation adjustments:
Exchange differences arising on translating the foreign operations		2,978,351	(4,963,913)	4,064,795
(Loss)/Gain on net investment hedge in foreign operations		(742,930)	1,948,833	(1,833,087)
Income tax	13.4	307,656	(772,755)	746,232
Net of tax amount(1)		2,543,077	(3,787,835)	2,977,940
Cash flow hedges
Net gains from cash flow hedges		351	-	-
Reclassification to the Statement of Income		(135)	-	-
Income tax	13.4	(87)	-	-
Net of tax amount		129	-	-
Unrealized loss on investments in associates and joint ventures using equity method		(7,690)	(2,225)	(1,929)
Income tax	13.4	1,348	2,223	(1,221)
Net of tax amount		(6,342)	(2)	(3,150)
Total other comprehensive income that may be reclassified to net income, net of tax		2,560,100	(3,694,573)	2,810,248
Other comprehensive income, attributable to the owners of the Parent Company, net of tax		2,589,966	(3,715,035)	2,886,408
Other comprehensive income, attributable to the Non-controlling interest		3,278	(5,222)	3,441
Total comprehensive income attributable to:		8,958,825	2,494,714	9,886,214
Equity holders of the Parent Company		8,857,710	2,401,901	9,669,898
Non-controlling interest		101,115	92,813	216,316

(1)In 2024, there was a 15.36% devaluation of the Colombian peso against the U.S. dollar and in 2023 there was 20.54% revaluation.
The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
BANCOLOMBIA S.A. AND ITS SUBSIDIARIES
For the years ended December 31, 2024, 2023 and 2022
(Stated in millions of Colombian pesos, except per share amounts stated in units of pesos)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income

	Share Capital (Note 22)	Additional Paid in capital	Appropiated Reserves (Note 23)	Translation adjustment	Cash flow hedging	Equity Securities through OCI	Debt instruments at fair value through OCI	Revaluation of assets	Associates	Employee Benefits	Retained earnings	Net Income	Attributable to owners of Parent Company	Non- Controlling interest	Total equity
Balance as of January 1, 2024	480,914	4,857,454	20,044,769	3,974,379	-	193,906	(67,306)	2,137	11,520	(40,475)	2,515,278	6,116,936	38,089,512	960,217	39,049,729
Transfer to profit from previous years	-	-	-	-	-	-	-	-	-	-	6,116,936	(6,116,936)	-	-	-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2023, at a rate of COP 3,536 per share.	-	-	-	-	-	-	-	-	-	-	(3,343,319)	-	(3,343,319)	-	(3,343,319)
Other reserves	-	-	2,531,068	-	-	-	-	-	-	-	(2,566,144)	-	(35,076)	-	(35,076)
Realization of retained earnings(1)	-	-	-	-	-	(18,921)	-	-	-	-	18,921	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	(26,359)	-	(26,359)	-	(26,359)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	(19,525)	(19,525)
Net Income	-	-	-	-	-	-	-	-	-	-	-	6,267,744	6,267,744	97,837	6,365,581
Other comprehensive income	-	-	-	2,543,077	129	28,572	23,236	-	(6,342)	1,294	-	-	2,589,966	3,278	2,593,244
Balance as of December 31, 2024	480,914	4,857,454	22,575,837	6,517,456	129	203,557	(44,070)	2,137	5,178	(39,181)	2,715,313	6,267,744	43,542,468	1,041,807	44,584,275
(1)Mainly corresponds to partial payments of asset-backed securities investments.
The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
BANCOLOMBIA S.A. AND ITS SUBSIDIARIES
For the years ended December 31, 2024, 2023 and 2022
(Stated in millions of Colombian pesos, except per share amounts stated in units of pesos)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income

	Share Capital (Note 22)	Additional Paid in capital	Appropiated Reserves (Note 23)	Translation adjustment	Equity Securities through OCI	Debt instruments at fair value through OCI	Revaluation of assets	Associates	Employee Benefits	Retained earnings	Net Income	Attributable to owners of Parent Company	Non- Controlling interest	Total equity
Balance as of January 1, 2023	480,914	4,857,454	15,930,665	7,762,214	152,028	(160,570)	2,137	11,522	(9,115)	3,278,164	6,783,490	39,088,903	908,648	39,997,551
Transfer to profit from previous years	-	-	-	-	-	-	-	-	-	6,783,490	(6,783,490)	-	-	-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2022, at a rate of COP 3,536 per share.	-	-	-	-	-	-	-	-	-	(3,343,319)	-	(3,343,319)	-	(3,343,319)
Other reserves	-	-	4,114,104	-	-	-	-	-	-	(4,149,684)	-	(35,580)	-	(35,580)
Realization of retained earnings(1)	-	-	-	-	30,980	-	-	-	-	(30,980)	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	(22,393)	-	(22,393)	-	(22,393)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	(41,244)	(41,244)
Net Income	-	-	-	-	-	-	-	-	-	-	6,116,936	6,116,936	98,035	6,214,971
Other comprehensive income	-	-	-	(3,787,835)	10,898	93,264	-	(2)	(31,360)	-	-	(3,715,035)	(5,222)	(3,720,257)
Balance as of December 31, 2023	480,914	4,857,454	20,044,769	3,974,379	193,906	(67,306)	2,137	11,520	(40,475)	2,515,278	6,116,936	38,089,512	960,217	39,049,729
(1)Corresponds mainly to the exchange of shares from Bolsa de Valores de Colombia for shares of the Holding Bursátil Regional in Chile. The Holding Bursátil Regional was constituted as of the integration of the Colombia, Peru and Chile Stock Exchanges in November 2023. See Note 5.1. Financial assets investments.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
BANCOLOMBIA S.A. AND ITS SUBSIDIARIES
For the years ended December 31, 2024, 2023 and 2022
(Stated in millions of Colombian pesos, except per share amounts stated in units of pesos)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income

	Share Capital (Note 22)	Additional Paid in capital	Appropiated Reserves (Note 23)	Translation adjustment	Equity Securities through OCI	Debt instruments at fair value through OCI	Revaluation of assets	Associates	Employee Benefits	Retained earnings	Net Income	Attributable to owners of Parent Company	Non- Controlling interest	Total equity
Balance as of January 1, 2022	480,914	4,857,454	14,661,007	4,784,274	135,364	3,972	2,208	13,874	(65,303)	3,273,788	4,086,795	32,234,347	1,691,111	33,925,458
Transfer to profit from previous years	-	-	-	-	-	-	-	-	-	4,086,795	(4,086,795)	-	-	-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2021, at a rate of COP 3,120 per share.	-	-	-	-	-	-	-	-	-	(2,943,199)	-	(2,943,199)	-	(2,943,199)
Other reserves	-	-	1,269,658	-	-	-	-	-	-	(1,299,084)	-	(29,426)	-	(29,426)
Realization of retained earnings(1)(2)	-	-	-	-	(15,408)	-	-	798	12,029	2,581	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	11,776	-	11,776	-	11,776
Acquisition Non-controlling interest (3)	-	-	-	-	-	-	-	-	-	145,507	-	145,507	(961,588)	(816,081)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	(37,191)	(37,191)
Net Income	-	-	-	-	-	-	-	-	-	-	6,783,490	6,783,490	212,875	6,996,365
Other comprehensive income	-	-	-	2,977,940	32,072	(164,542)	(71)	(3,150)	44,159	-	-	2,886,408	3,441	2,889,849
Balance as of December 31, 2022	480,914	4,857,454	15,930,665	7,762,214	152,028	(160,570)	2,137	11,522	(9,115)	3,278,164	6,783,490	39,088,903	908,648	39,997,551
(1)Mainly corresponds to partial payments of asset-backed securities investments.
(2)Corresponds to termination to the Pension Premium Plan. For further information see Note 19.3 Retirement Pension Premium Plan and Executive Pension Plan Premium.
(3)During the third trimester of 2022, the Parent Company increased its participation percentage in FCP Fondo Inmobiliario Colombia. As of December 31, 2022, the Parent Company’s’ participation in said the private equity fund increased to 80.47%.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOW
BANCOLOMBIA S.A. AND ITS SUBSIDIARIES
For the years ended December 31, 2024, 2023 and 2022
(Stated in millions of Colombian pesos)

	Note	2024	2023	2022
Net income		6,365,581	6,214,971	6,996,365
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26.3	1,011,455	1,082,838	949,448
Other assets impairment	26.3	106,426	42,021	31,127
Impairment of investments in associates and joint ventures	8 - 25.5	314,347	108,175	9,633
Equity method	8 - 25.5	(222,572)	(113,115)	(219,105)
Credit impairment charges on loans and advances and financial leases	6	5,413,652	7,461,479	3,721,353
Credit impairment charges on off balance sheet credit and other financial instruments(1)		38,697	107	70,344
Gain on sales of assets	25.4	(103,481)	(170,910)	(171,482)
Valuation gain on investment securities	25.1 - 25.5	(2,376,109)	(1,680,403)	(1,786,416)
Loss upon disposal of investment in subsidiary, associates and joint ventures(2)		-	-	41,434
Valuation gain on derivative financial instruments		(323,784)	(180,246)	(68,055)
Income tax	13.2	2,392,336	1,932,555	2,748,421
Bonuses and short-term benefits		811,648	734,916	640,458
Dividends	25.5	(140,634)	(127,427)	(59,072)
Investment property valuation	25.4	(200,256)	(197,526)	(236,617)
Effect of exchange rate changes		307,689	(245,915)	(224,788)
Other non-cash items		(10,276)	74,905	22,632
Net interest		(17,589,640)	(18,572,492)	(16,341,023)
Change in operating assets and liabilities:
(Increase) / decrease in derivative financial instruments		(394,624)	859,961	348,554
(Increase) / decrease in accounts receivable		(713,069)	(525,550)	515,052
Increase in loans and advances to customers		(21,622,099)	(10,554,946)	(37,593,875)
Decrease / (increase) in other assets		895,908	(1,151,822)	(724,769)
(Decrease) / increase in accounts payable		(859,352)	945,923	2,719,586
(Decrease) / increase in other liabilities		(1,393,618)	245,593	(127,044)
Increase in deposits by customers		18,329,816	17,025,357	23,214,318
Decrease in estimated liabilities and provisions		(18,204)	(40,602)	(31,945)
Net changes in investment securities recognized at fair value through profit or loss		(8,401,726)	(1,988,166)	6,321,440
Proceeds from sales of assets held for sale and inventories		1,380,264	1,060,642	778,328
Recovery of charged-off loans	6	926,268	770,934	674,966
Income tax paid		(1,954,871)	(2,737,511)	(2,057,388)
Dividend received		223,313	155,676	81,899
Interest received		33,225,177	34,702,410	23,603,725
Interest paid		(14,982,367)	(15,978,748)	(7,508,066)
Net cash (used) / provided by operating activities		435,895	19,153,084	6,339,438
Cash flows from investment activities:
Purchases of debt instruments at amortized cost		(2,114,414)	(3,629,543)	(4,915,717)
Proceeds from maturities of debt instruments at amortized cost		1,622,184	4,738,686	4,260,063
Purchases of debt instruments at fair value through OCI		(448,930)	(7,837,997)	(6,562,334)
Proceeds from debt instruments at fair value through OCI		2,307,032	9,253,538	6,797,420
Purchases of equity instruments at fair value through OCI and interests in associates and joint ventures		(134,381)	(122,910)	(255,129)
Proceeds from equity instruments at fair value through OCI and interests in associates and joint ventures		40,489	16,804	198,807
Consideration paid to non-controlling interests(3)		-	-	(816,081)
Purchases of premises and equipment and investment properties		(2,042,094)	(2,412,123)	(3,538,855)
Acquisition of subsidiaries		-	-	799
Proceeds from sales of premises and equipment and investment properties		414,030	185,324	421,729
Purchase of other long-term assets		(203,112)	(351,468)	(245,204)

Net cash used in investing activities		(559,196)	(159,689)	(4,654,502)
Cash flows from financing activities:
Increase / (decrease) in repurchase agreements and other similar secured borrowing		550,584	304,846	(579,488)
Proceeds from borrowings from other financial institutions		9,416,739	9,855,033	14,374,110
Repayment of borrowings from other financial institutions		(10,496,891)	(9,921,582)	(5,874,833)
Payment of lease liability		(174,818)	(182,596)	(157,402)
Placement of debt instruments in issue(4)		4,155,253	1,781,728	2,138,125
Payment of debt instruments in issue(4)		(9,276,962)	(3,928,673)	(6,699,219)
Dividends paid		(3,398,756)	(3,298,183)	(2,310,666)
Transactions with non-controlling interests		(19,525)	(41,245)	(37,191)
Net cash (used) provided in financing activities(5)		(9,244,376)	(5,430,672)	853,436
Effect of exchange rate changes on cash and cash equivalents		2,412,167	(5,408,405)	3,777,073
(Decrease) / increase in cash and cash equivalents		(9,367,677)	13,562,723	2,538,372
Cash and cash equivalents at beginning of year	4	39,799,609	31,645,291	25,329,846
Cash and cash equivalents at end of year	4	32,844,099	39,799,609	31,645,291
(1)Mainly credit card limits and overdrafts.
(2)In 2022, was registered the spin-off of Protección S.A. and the creation of Asulado Seguros de Vida S.A., were registered; the Bank sold its interest in Asulado Seguros de Vida S.A. to SURA Asset Management S.A., to comply with the authorized investment regime.
(3)During the third trimester of 2022, the Parent Company increased its participation percentage in FCP Fondo Inmobiliario Colombia. As of December 31, 2022, the participation in said private equity fund increased to 80.47%.
(4)For further information, see Note 18 Debt instruments in issues.
(5)For further information about the reconciliation of the balances of liabilities from financing activities, see Note 29 Liabilities from financing activities.

The statement of cash flows includes the following non-cash transactions, which were not reflected in the Consolidated Statement of Cash Flows:

•During the years ended December 31, 2024, 2023 and 2022, restructured loans and returned assets that were transferred to assets held for sale, inventories, and other assets for COP 1,408,331, COP 1,361,465 and COP 889,752, respectively,
•In 2024, asset received as payment in kind for a loan portfolio, which was recognized as an equity instrument representing an 11% stake in the units of the FCP Pactia Inmobiliario for COP 230,674.
•In 2024, cancellation of active credit operations as a source of payment for the acquisition of P.A. Cedis Sodimac.

The accompanying notes form an integral part of these Consolidated Financial Statements.
NOTE 1. REPORTING ENTITY
Bancolombia S.A., hereinafter the Parent Company, is a credit establishment, listed on the Colombia Stock Exchange (BVC) as well as on the New York Stock Exchange (NYSE), since 1981 and 1995, respectively. The Parent Company's main location is in Medellin (Colombia), main address Carrera 48 # 26-85, Avenida Los Industriales, and was originally constituted under the name Banco Industrial Colombiano (BIC) according to public deed number 388, date January 24, 1945, from the First Notary's Office of Medellin, authorized by the Superintendence of Finance of Colombia (“SFC”). On April 3, 1998, by means of public deed No. 633, BIC merged with Bank of Colombia S.A., and the resulting organization of that merger was named Bancolombia S.A.

The operating license was authorized definitively by the SFC according to Resolution number 3140 on September 24, 1993. The duration of the company was extended until December 8, 2144. The company may be dissolved or extended before said term.

The Parent Company´s bylaws are formalized in the public deed number 2040, dated July 26, 2024, at the 20th Notary´s Office of Medellín.

Bancolombia S.A.’s business purpose is to carry out all operations, transactions, acts and services inherent to the banking business. The Parent Company may, by itself or through its subsidiaries, own interests in other corporations, wherever authorized by law, according to all terms and requirements, limits or conditions established therein.

The Parent Company and its subsidiaries include the following operating segments: Banking Colombia, Banking Panama, Banking El Salvador, Banking Guatemala, Trust, Investment banking, Brokerage, International Banking and Others. The activities carried out by each operating segment of Bancolombia Group are described in Note 3. Operating segments.

The Parent Company, through its subsidiaries, has banking operations and an international presence in United States, Puerto Rico, Panama, Guatemala, and El Salvador.

The assets and liabilities of operations in Barbados through Mercom Bank were transferred to other companies, leaving the balances of the credit portfolio and deposit portfolio at zero. As of December 31, 2024, the company is in the process of dissolution and liquidation.

Operations in the Cayman Islands through Sinesa Cayman, Inc. (before Bancolombia Cayman) have been canceled or transferred. On November 22, 2023, the Cayman Islands Monetary Authority approved the delivery of the banking license in accordance with Section 20(1)(a) of the Banking and Trust Companies Act (2021 Revision) (the “BTCA”). Therefore, the banking license has been canceled as of that date. As it is no longer a banking entity, on June 20, 2024, the name was changed to Sinesa Cayman, Inc., the company is currently in the process of dissolution and liquidation in the Cayman Islands Companies Registry.

The General Assembly of Shareholders of Transportempo S.A.S approved the liquidation of the company, making the corresponding adjudications and approvals of its final accounts. The above is recorded in Minute No. 98 of July 3, 2024.

On December 14, 2021, The Parent Company´s Board of Directors authorized the legal separation of the Nequi business, the digital platform of Bancolombia Group. The Financial Superintendence of Colombia (Superintendencia Financiera de Colombia) through Resolution 0843 of July 6, 2022, later modified by the Resolution 0955 of July 27, 2022, authorized the establishment of Nequi S.A. Compañía de Financiamiento. The legal separation resulted in the creation and commercial registration of a new corporation through which Nequi will operate as a 100% digital credit establishment. Nequi must obtain an authorization certificate or operating permit, accredited by the Financial Superintendence of Colombia in order to operate. Activities for this process are in progress. In September 2022, the company Nequi S.A. was created with a capitalization of COP 150,000 distributed mainly in Banca de Inversión Bancolombia S.A. Corporación Financiera with a participation percentage of 94.99%, Inversiones CFNS S.A.S. and others minority stockholders of 5.01%.
The Parent Company announced on October 29, 2024 that its Board of Directors authorized management to move forward with the steps necessary to modify the corporate structure of The Parent Company, its affiliates and subsidiaries through the creation of a holding company to be named Grupo Cibest S.A. as well as certain related corporate transactions.

The corporate structure changes will be presented, as applicable, for consideration at the shareholder meetings of the entities involved, including at an Extraordinary General Shareholders’ Meeting of the common and preferred shareholders of The Parent Company once required regulatory authorizations are obtained in Colombia and in other jurisdictions where The Parent Company ´s affiliates and subsidiaries operate.

The changes in the corporate structure include the following transactions:

(i)The distribution of certain subsidiaries by Bancolombia (Panama) S.A. to Sociedad Beneficiaria BC Panamá S.A.S., a company established by The Parent Company with the sole purpose of being the beneficiary of this distribution and subsequently merged into The Parent Company.
(ii)The merger of Sociedad Beneficiaria BC Panamá S.A.S into The Parent Company.
(iii)The distribution of certain assets and subsidiaries of Banca de Inversión Bancolombia S.A. Corporación Financiera to The Parent Company.
(iv)The distribution of certain assets and subsidiaries of The Parent Company to Grupo Cibest.

Once the corporate structure changes are completed, Grupo Cibest will be the parent company of The Parent Company, its affiliates and subsidiaries.
The shareholders of The Parent Company will become shareholders of Grupo Cibest, maintaining the same number of shares and the same percentage investment and under the same terms and conditions they have in The Parent Company at the time the transaction is finalized, which means the transaction will not involve the change in any rights with respect to the common and preferred shares nor any transfer of value to third parties.

On January 13, 2025, The Parent Company announced the publication of notices of merger by absorption and distribution of certain assets.

As of December 31, 2024, Bancolombia Group has 34,114 employees, 34,786 banking correspondents, 6,113 ATMs and operates through 844 offices.
For more information on the Bank’s subsidiaries, see Note 2.C.1. Subsidiaries.
NOTE 2. MATERIAL ACCOUNTING POLICIES
A.   Basis for preparation of the consolidated financial statements
The consolidated financial statements of the Bank's are prepared in accordance with the International Financial Reporting Standards (hereinafter, “IFRS”) issued by the International Accounting Standards Board (hereinafter, “IASB”), as well as, the interpretations issued by the International Financial Reporting Interpretations Committee (hereinafter, “IFRS-IC”).
The preparation of consolidated financial statements in conformity with IFRS requires the use of accounting estimates that, by definition, will seldom equal the actual results. Therefore, the estimates and assumptions are constantly reviewed. Any revision is recognized in the same period if it affects the reviewed period; or in the reviewed period and future periods if it affects all the current and future periods.
Preparation of the consolidated financial statements under going concern basis
Management has assessed the Bank's ability to continue as a going concern and confirms that the Bank has adequate liquidity and solvency to continue operating the business for the foreseeable future, which is at least, but is not limited to, 12 months from the end of the reporting period. Based on the Bank's liquidity position at the date of authorization of the consolidated financial statements, Management maintains a reasonable expectation that it has adequate liquidity and solvency to continue in operation for at least the next 12 months and that the going concern basis of accounting remains appropriate.
The consolidated financial statements were prepared on a going concern basis and do not include any adjustments to the reported carrying amounts and classification of assets, liabilities and expenses that might otherwise be required if the going concern basis were not correct.
Assets and liabilities are measured at cost or amortized cost, except for some financial assets and liabilities and investment properties that are measured at fair value. Financial assets and liabilities measured at fair value comprise those classified as assets and liabilities at fair value through profit or loss, debt instruments and equity securities measured at fair value through other comprehensive income (“OCI”) and derivative instruments. Likewise, the carrying value of assets and liabilities recognized as a fair value hedge are adjusted for changes in fair value attributable to the hedged risk. Almost all investments in associates and joint ventures are measured using the equity method.
The consolidated financial statements are stated in Colombian pesos (“COP”) and figures are stated in millions or billions (when indicated), except earnings per share, diluted earnings per share and the exchange rate, which are stated in units of Colombian pesos, while other currencies (dollars, euro, pounds, etc.) are stated in thousands.

The Parent Company’s financial statements, which have been prepared in accordance with “Normas de Contabilidad e Información Financiera” (“NCIF”) applicable to separate financial statements, are those that serve as the basis for the distribution of dividends and other appropriations by the shareholders.
The separate financial statements are those presented by the Parent Company in which the entity recognizes and measures the impairment of credit risk through allowances for loans losses, the classification and measurement of certain financial instruments (such as debt securities and equity instruments) and the recognition of provisions for foreclosed assets, in accordance with the accounting required by the SFC, which differ in certain accounting principles from IFRS that are used in the consolidated financial statements.
B.   Presentation of the consolidated financial statements
The Bank presents the consolidated statement of financial position ordered by liquidity and the consolidated statement of income is prepared based on the nature of expenses. Revenues and expenses are not offset unless such treatment is permitted or required by an accounting standard or interpretation and described in the Bank's policies.
The consolidated statement of comprehensive income presents net income and items of OCI classified by nature and grouped into those that will not be reclassified subsequently to profit or loss and those that will be reclassified when specific conditions are met. The Bank discloses the amount of income tax relating to each item of OCI.
The consolidated statement of cash flows was prepared using the indirect method, whereby net income is adjusted for the effects of transactions of a non-cash nature, changes during the period in operating assets and liabilities, and items of income or expense associated with investing or financing cash flows.
C.   Consolidation
1.   Subsidiaries
The consolidated financial statements include the financial statements of Bancolombia S.A. and its subsidiaries as of December 31, 2024 and 2023. The Parent Company consolidates the financial results of the entities over which it exerts control.
The Parent Company has the following subsidiaries making up the Bank´s organizational structure, which is currently registered as a corporate group:

ENTITY	JURISDICTION OF INCORPORATION	BUSINESS	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2024	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2023	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY THE BANK 2022
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81%	98.81%	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100.00%	100.00%	100.00%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100.00%	100.00%	100.00%
Wompi S.A.S.(1)	Colombia	Technology services provider	100.00%	100.00%	99.98%
Renting Colombia S.A.S.	Colombia	Operating leasing	100.00%	100.00%	100.00%
Transportempo S.A.S. “En liquidación”(2)	Colombia	Transportation	- %	100.00%	100.00%
Inversiones CFNS S.A.S.(3)	Colombia	Investments	100.00%	99.94%	99.94%
Negocios Digitales Colombia S.A.S.	Colombia	Payment solutions	100.00%	100.00%	100.00%
Fondo de Capital Privado Fondo Inmobiliario Colombia	Colombia	Real estate investment fund	80.47%	80.47%	80.47%
P.A. Inmuebles CEM	Colombia	Mercantile trust	80.47%	80.47%	80.47%
P.A. Calle 92 FIC-11	Colombia	Mercantile trust	52.31%	52.31%	52.31%
P.A. FIC Edificio Corfinsura	Colombia	Mercantile trust	80.47%	80.47%	80.47%
P.A. FIC-A5	Colombia	Mercantile trust	80.47%	80.47%	80.47%
P.A. FIC Inmuebles	Colombia	Mercantile trust	80.47%	80.47%	80.47%
P.A. FIC Clínica de Prado	Colombia	Mercantile trust	62.00%	62.00%	62.00%
P. A. FIC A6	Colombia	Mercantile trust	80.47%	80.47%	80.47%
P.A. Central Point	Colombia	Mercantile trust	60.35%	60.35%	60.35%

Fideicomiso Irrevocable de Garantía, Fuente de Pago y Administración Inmobiliaria Polaris(4)	Colombia	Mercantile trust	- %	80.47%	80.47%
P.A. Fideicomiso Twins Bay	Colombia	Mercantile trust	80.47%	80.47%	80.47%
Fideicomiso Lote Av San Martín	Colombia	Mercantile trust	80.47%	80.47%	80.47%
P.A. Fideicomiso Lote 30	Colombia	Mercantile trust	80.47%	80.47%	80.47%
Fideicomiso Fondo Inmobiliario Bancolombia	Colombia	Mercantile trust	80.47%	80.47%	80.47%
P.A. Florencia Ferrara(5)	Colombia	Mercantile trust	44.26%	44.26%	44.26%
P.A. Flor Morado Plaza(5)	Colombia	Mercantile trust	80.47%	80.47%	80.47%
P.A. Galería la 33(6)	Colombia	Mercantile trust	80.47%	80.47%	- %
P.A. Linz Granz del Rio(7)	Colombia	Mercantile trust	44.26%	- %	- %
Fideicomiso Selecto Terrazu E1(7)	Colombia	Mercantile trust	64.38%	- %	- %
Valores Simesa S.A.(8)	Colombia	Investments	62.75%	64.93%	66.33%
Fideicomiso Lote Distrito Vera B1B2(8)	Colombia	Mercantile trust	62.44%	64.61%	66.00%
Fideicomiso Lote Distrito Vera B3B4(9)	Colombia	Mercantile trust	- %	64.61%	66.00%
Fideicomiso Lote B6 Ciudad del Rio(10)	Colombia	Mercantile trust	- %	- %	66.00%
P.A. FAI Calle 77(11)	Colombia	Mercantile trust	98.00%	98.00%	98.00%
P.A. Nomad Salitre(12)	Colombia	Mercantile trust	98.00%	98.00%	98.00%
P.A. Nomad Central-2(13)	Colombia	Mercantile trust	98.00%	98.00%	- %
P.A. Calle 84 (2)(13)	Colombia	Mercantile trust	98.00%	98.00%	- %
P.A. Calle 84 (3)(13)	Colombia	Mercantile trust	98.00%	98.00%	- %
P.A. Nomad Distrito Vera(14)	Colombia	Mercantile trust	98.00%	- %	- %
P.A. Nexo(14)	Colombia	Mercantile trust	98.00%	- %	- %
P.A. Mercurio(15)	Colombia	Mercantile trust	100.00%	100.00%	100.00%
P.A. CEDIS Sodimac(14)	Colombia	Mercantile trust	100.00%	- %	- %
Wenia S.A.S.(16)	Colombia	Technology services	100.00%	100.00%	100.00%
P.A. Wenia(16)	Colombia	Mercantile trust	100.00%	100.00%	- %
Nequi S.A. Compañía de Financiamiento(17)	Colombia	Financial services	100.00%	100.00%	100.00%
Sociedad Beneficiaria BC Panamá S.A.S.(18)	Colombia	Holding	100.00%	- %	- %
Bancolombia Panamá S.A.	Panama	Banking	100.00%	100.00%	100.00%
Sistemas de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100.00%	100.00%	100.00%
Banagrícola S.A.	Panama	Holding	99.17%	99.17%	99.17%
Banistmo S.A.	Panama	Banking	100.00%	100.00%	100.00%
Banistmo Investment Corporation S.A.	Panama	Trust	100.00%	100.00%	100.00%
Leasing Banistmo S.A.	Panama	Leasing	100.00%	100.00%	100.00%
Valores Banistmo S.A.	Panama	Purchase and sale of securities	100.00%	100.00%	100.00%
Banistmo Panamá Fondos de Inversión S.A.(19)	Panama	Investment fund holder	100.00%	100.00%	100.00%
Banistmo Capital Markets Group Inc.(19)	Panama	Purchase and sale of securities	100.00%	100.00%	100.00%
Anavi Investment Corporation S.A.(19)	Panama	Real estate	100.00%	100.00%	100.00%
Desarrollo de Oriente S.A.(19)	Panama	Real estate	100.00%	100.00%	100.00%
Steens Enterprises S.A.(19)	Panama	Portfolio holder	100.00%	100.00%	100.00%
Ordway Holdings S.A.(19)	Panama	Real estate broker	100.00%	100.00%	100.00%
Grupo Agromercantil Holding S.A.	Panama	Holding	100.00%	100.00%	100.00%
Banco Agromercantil de Guatemala S.A.	Guatemala	Banking	99.68%	99.68%	99.68%
Seguros Agromercantil de Guatemala S.A.	Guatemala	Insurance agency	79.92%	79.92%	79.92%
Financiera Agromercantil S.A.	Guatemala	Financial services	100.00%	100.00%	100.00%
Agrovalores S.A.	Guatemala	Securities brokerage	100.00%	100.00%	100.00%
Arrendadora Agromercantil S.A.	Guatemala	Financial Leasing	100.00%	100.00%	100.00%
Agencia de Seguros y Fianzas Agromercantil S.A.(20)	Guatemala	Insurance agency	- %	- %	100.00%
Asistencia y Ajustes S.A.	Guatemala	Roadside and medical assistance services	100.00%	100.00%	100.00%
Serproba S.A.	Guatemala	Maintenance and remodeling services	100.00%	100.00%	100.00%
Servicios de Formalización S.A.	Guatemala	Loans formalization	100.00%	100.00%	100.00%
Conserjeria, Mantenimiento y Mensajería S.A. “En liquidación”	Guatemala	Maintenance services	100.00%	100.00%	100.00%
Mercom Bank Ltd.(21)	Barbados	Banking	99.68%	99.68%	99.68%
New Alma Enterprises Ltd.	Bahamas	Investments	99.68%	99.68%	99.68%
Bancolombia Puerto Rico Internacional Inc.	Puerto Rico	Banking	100.00%	100.00%	100.00%
Sinesa Cayman, Inc. (before Bancolombia Cayman S.A)(22)	Cayman Islands	Banking	100.00%	100.00%	100.00%
Banco Agrícola S.A.	El Salvador	Banking	97.36%	97.36%	97.36%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.37%	97.37%	97.37%
Accelera S.A. de C.V. (before Credibac S.A. de C.V)	El Salvador	Credit card services	97.36%	97.36%	97.36%
Valores Banagrícola S.A. de C.V.	El Salvador	Securities brokerage	98.89%	98.89%	98.89%
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Holding	98.89%	98.89%	98.89%

Gestora de Fondos de Inversión Banagrícola S.A.	El Salvador	Administers investment funds	98.89%	98.89%	98.89%
Bagrícola Costa Rica S.A.	Costa Rica	Business and management advising	99.17%	99.17%	99.17%
Bancolombia Capital Holdings USA LLC	United States	Holding	100.00%	100.00%	100.00%
Bancolombia Capital Advisers LLC	United States	Investment advisor	100.00%	100.00%	100.00%
Bancolombia Capital LLC	United States	Securities brokerage	100.00%	100.00%	100.00%
Wenia Ltd.(16)	Bermuda	Technology services	100.00%	100.00%	100.00%
(1) During 2022 and 2023, Bancolombia Group through its subsidiary Banca de Inversión S.A., purchased remaining shares from minority investors.
(2) Company liquidated in July 2024. For more information, see Note 1. Reporting entity.
(3) During 2024, Banca de Inversión Bancolombia S.A acquired shares of Inversiones CFNS S.A.S., therefore Bancolombia Group increased its effective participation percentage.
(4) On February 29, 2024, the trust rights were transferred as a result of the sale by Fondo de Capital Privado Fondo Inmobiliario Colombia
(5) Companies consolidated by Fondo de Capital Privado Fondo Inmobiliario Colombia since April and December 2022, respectively. The P.A Florencia Ferrara is a subsidiary of Fondo de Capital Privado Fondo Inmobiliario Colombia, which has a 55.00% percentage of ownership. Bancolombia has an effective percentage of ownership in Fondo de Capital Privado Fondo Inmobiliario Colombia of 80.47%.
(6) Company consolidated by Fondo de Capital Privado Fondo Inmobiliario Colombia since March 2023.
(7) The P.A. Linz Granz del Rio and Fideicomiso Selecto Terrazu E1 are consolidated through Fondo de Capital Privado Fondo Inmobiliario as of September and December 2024, respectively.
(8) The decrease in the shareholding is due to the repurchase of outstanding stock carried out by Valores Simesa subsidiary (Parent of the fund) during 2024 and 2023.
(9) During 2024, the trust rights were transferred as a result of the sale by Valores Simesa S.A.
(10) During 2023, the trust rights were transferred as a result of the sale by Valores Simesa S.A.
(11) On March 1, 2022, the Parent Company was established as trustor of P.A. FAI Calle 77, owner of a property that will be used for rental housing.
(12) On April 4, 2022, the Parent Company was appointed as trustor of 100% of the trust rights of Patrimonio Autonomo Nomad Salitre, whose main purpose is to develop a Multifamily Project.
(13) During February and April 2023, the parent company was established as trustor of P.A. Nomad Central-2, P.A Calle 84 (2) and P.A. Calle 84 (3), through a management mercantile trust agreement.
(14) During May, June and November 2024, the parent company was established as trustor of P.A. CEDIS Sodimac, P.A. Nomad Distrito Vera and P.A. Nexo, respectively through a management mercantile trust agreement, for real estate activity purposes.
(15) On July 8, 2022, Bancolombia S.A. acquired control of Fidecomiso P.A. Mercurio, through a management mercantile trust agreement.
(16) On July 22, 2022, Bancolombia Group through the subsidiary, Sistemas de Inversiones y Negocios S.A. SINESA, established the company Wenia LTD in Bermuda, a digital corporate vehicle whose purpose is to provide technology services. On November 22, 2022, Wenia LTD established the company called Wenia S.A.S., whose purpose is the creation and implementation of operating systems and software applications. On May 17, 2023, Wenia S.A.S. was established as trustor of the fiduciary rights of P.A. Wenia.
(17) On December 14, 2021, the Board of Directors of the Parent Company authorized the legal separation of the business of Nequi, Bancolombia Group’s digital platform that offers financial services. The Superintendencia Financiera de Colombia, with Resolution 0843 of July 6, 2022, as amended by Resolution 0955 of July 27, 2022, authorized the incorporation of Nequi S.A. Compañía de Financiamiento. The legal separation resulted in the creation and commercial registration of a new corporation supervised by the Superintendencia Financiera de Colombia through which Nequi will operate as a 100% digital credit establishment. For further information, see Note 1. Reporting entity.
(18) On September 27, 2024, Sociedad Beneficiaria BC Panamá was established, a company whose corporate purpose is to be the beneficiary of the division of a company domiciled in Panama, by virtue of which it partially transfers its assets, as a consequence of the above, to be the owner of the assets and liabilities received on the occasion of said operation, and merge with a company domiciled in Colombia. For more information, see Note 1. Reporting entity.
(19) Investments in non-operational stage.
(20) Company liquidated as of June 2023.
(21) On September 30, 2021, Mercom Bank Ltd shareholder authorized the beginning of an organized and gradual process to transfer of the assets and liabilities of Mercom Bank, Ltd., to Banco Agromercantil de Guatemala, S. A. or other companies of the Bancolombia Group. For further information, see Note 1. Reporting Entity.
(22) On October 5, 2020, the Board of Directors of Bancolombia Panamá (parent company of Sinesa Cayman), authorized the decision to wind-down the business and operations of its subsidiary in Cayman. For further information, see Note 1. Reporting entity.

When necessary, adjustments are made to the accounting principles in the financial statements of subsidiaries to bring their accounting policies into line with the Bank's accounting policies, in order to prepare consolidated financial statements using uniform accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Bank are eliminated in full on consolidation.
Non-controlling interests in controlled entities are presented in profit or loss and equity separately from the Parent Company's shareholders' equity and profit or loss. When the Bank loses control over a subsidiary, any residual interest remaining on the Bank balances is measured at fair value; gains or losses arising from this measurement are recognized in net income.
The loan and financial leases originated by Banistmo and Bancolombia Panama are subject to prudential regulation in Panama by the Superintendencia de Bancos de Panamá (“SBP”) requiring the maintenance of minimum reserves as a countercyclical capital buffer. For the years ended as of December 31, 2024 and 2023, the reserves recognized amounted to COP 972,818 and COP 835,527. The establishment of these reserves restrict the ability of the aforementioned subsidiaries to pay dividends to Bancolombia S.A., the ultimate parent, except in the event of liquidation.

2.    Transactions between entities under common control
Combinations of entities under common control refer to those transactions in which all the combining entities are under the control of the Bank both before and after the combination, and that control is not transitory.
The assets and liabilities recognized as a result of transactions between entities under common control are recognized at the carrying value of the acquirer’s financial statements. The Bank presents the net assets received prospectively from the date of the transfer.
3.    Fund’s administration
The Bank manages assets held in mutual funds and other forms of investment. Assets managed by the Bank's subsidiaries and owned by third parties are not included in the consolidated financial statements unless control exists as structured entities.
The Bank consolidates the following funds:

Name	Country	% of ownership interest held by the Bank, 2024	% of ownership interest held by the Bank, 2023	% of ownership interest held by the Bank, 2022	Assets managed
					December 31, 2024	December 31, 2023
Fondo de Capital Privado Fondo Inmobiliario Colombia(1)	Colombia	80.47%	80.47%	80.47%	6,039,891	5,503,022
Fideicomiso Lote Distrito Vera B1B2(2)	Colombia	62.44%	64.61%	66.00%	26,367	25,073
Fideicomiso Lote Distrito Vera B3B4(3)	Colombia	-	64.61%	66.00%	-	56,295
Fideicomiso Lote B6 Ciudad del Rio(4)	Colombia	-	-	66.00%	-	-
Banistmo Panamá Fondos de Inversión S.A.(5)	Panama	100.00%	100.00%	100.00%	126,092	132,496
(1)It includes the amounts of certain equity instruments that are controlled through the subsidiary Fondo de Capital Privado Fondo Inmobiliario Colombia, they meet the definition of control in accordance with IFRS 10. For further information, see Note 2.C. Consolidation. Also, during 2022, the Bank increased its participation in FCP Fondo Inmobiliario Colombia, which facilitates speed in decision-making in matters of government and strategy. For further information see Note 1. Reporting entity.
(2)    The decrease in equity interest is due to the repurchase by the subsidiary Valores Simesa S.A. (Parent of the fund), during 2024 and 2023. For further information, see Note 2.C. Consolidation.
(3)    During 2024, the trust rights were transferred by Valores Simesa S.A. (Parent of the fund).
(4)    During 2023, the trust rights were transferred by Valores Simesa S.A. (Parent of the fund).
(5)    Investment in non-operational stage. The variation in assets managed is mainly due to the effect of converting US dollars to Colombian pesos in the consolidation process, the closing exchange rate was to 3,822.05 in December 2023 and 4,409.15 in December 2024 and the exit of clients from one of its investment Funds. For further information, see Note 2.C. Consolidation.

For all these funds, the Bank participated in the design of the structured entity, makes operating and financial decisions on behalf of the funds, and is exposed to variable returns such as dividends or returns paid in quarterly installments.
Commissions earned by the management of funds that are not consolidated are included in the consolidated statement of income as “Fees and commissions income”.
4.    Non-controlling interest
Non-controlling interests in the net assets of consolidated subsidiaries are presented separately within the Bank equity. Similarly, net income and other comprehensive income are also attributed to non-controlling interest and equity holders of the Parent Company. In a business combination, the amount of non-controlling interest may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s identifiable net assets. The option for recognition is made on an investment-by-investment basis.
Any purchase or sale of shares in subsidiaries that does not imply a loss or gain of control is directly recognized in equity.

D.    Material Accounting Policies
The material accounting policies used by the Bank in the preparation of its consolidated financial statements are detailed below:
1.    Functional currency, transactions and balances in foreign currency
The functional and presentation currency of the Bank's consolidated financial statements is the Colombian peso. Therefore, all balances and transactions denominated in currencies other than the Colombian peso are considered as foreign currency, which are translated into the functional currency using the exchange rates at the dates of the transactions.
Foreign exchange gains and losses resulting from the settlement of the transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period end are generally recognized in net income. They are deferred in equity (other comprehensive income) if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.
Non-monetary items that are measured at cost are held at the exchange rate at the transaction date, while those which are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. When a gain or loss on a non-monetary item is recognized in the consolidated statement of comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognized in net income, any exchange component of that gain or loss shall be recognized in net income.
The Bank translated the results and financial position of foreign subsidiaries into the functional currency as follows:
•Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;
•Income and expenses for each statement of income and statement of comprehensive income is translated at average exchange rates for the period; and
•All resulting of such translations are recognized in other comprehensive income in the caption “Translation adjustment”.
When a foreign operation is sold, the associated exchange differences are reclassified to net income, as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing exchange rate.
The table below sets forth the exchange rate used by the Bank and its subsidiaries to convert consolidated statement of financial position accounts and transactions in U.S. dollar into Colombian pesos:

	December 31, 2024	December 31, 2023	December 31, 2022
Year-end exchange rate	4,409.15	3,822.05	4,810.20
Average rate for the period ended at	4,073.75	4,330.14	4,257.12
2.    Cash and cash equivalents
The Bank considers cash and cash equivalents to include cash and balances at banks and the Central Bank, interbank assets and reverse repurchase agreements and other similar secured lending that have original maturities up to 90 days, as shown in Note 4. Cash and cash equivalents.

3.    Business combinations and goodwill
Business combinations are those transactions where an acquirer obtains control of a business (e.g., an acquisition or merger).
Business combinations are accounted for using the acquisition method as follows: a) identifiable acquired assets, liabilities and contingent liabilities assumed in the acquisition are recognized at fair value at the date of acquisition; b) acquisition costs are recognized in the consolidated statement of income as expenses in the periods in which the costs are incurred and the services are received; and c) goodwill is recognized as an asset in the consolidated statement of financial position or a gain from a bargain purchase.
The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree, and the equity interests issued by the Bank (if any).
Goodwill is measured as the excess of the sum of the consideration transferred, the value of any non-controlled interest and, when applicable, the fair value of any previous equity interest in the acquired entity, over the net fair value of the acquired assets, liabilities or contingent liabilities assumed at the date of acquisition.
For each business combination, at the date of acquisition, the Bank measures the non-controlling interest by the proportional share of the identifiable assets acquired, as well as liabilities and contingent liabilities assumed by the acquired company, or by their fair value.
Any contingent consideration in a business combination is classified as a liability or as equity and is recognized at fair value at the date of acquisition, the liability is remeasured at subsequent reporting dates in accordance with IAS 37 Provisions, contingent liabilities and contingent assets, and the consideration classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity.
The goodwill acquired in a business combination is allocated, at the date of acquisition, to the Bank cash-generating units (or group of cash generating units) which are expected to benefit from the combination, regardless of whether other assets or liabilities of the acquiree are assigned to those units or group of units.
For business combinations achieved in stages, any previous equity interest held by the Bank in the acquiree is remeasured at its fair value at the date of acquisition and any resulting gain (or loss) is reported in the consolidated statement of income or other comprehensive income, as appropriate. Amounts related to such investments previously recognized in other comprehensive income that must be recycled through net income are reclassified to the consolidated statement of income, as if such investment had been sold. When the associate had other comprehensive income, which was not reclassified to profit or loss, the amounts were reclassified within equity to “Retained earnings” once the investment was sold.
4.    Financial instruments
A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
4.1. Financial assets
Financial assets are recognized in the consolidated statement of financial position when the Bank becomes party to the contractual provisions of the instrument. This includes regular way purchases and sales, which are those purchases and sales of financial assets that require the delivery of assets within the time frame established by regulation or convention in the marketplace. The Bank uses settlement date accounting for regular way contracts when recording financial asset transactions.
At initial recognition, the Bank measures financial assets at fair value plus, in the case of a financial asset that is not measured at fair value through profit or loss, the transaction costs directly attributable to the acquisition of the financial assets. Transaction costs of financial assets subsequently measured at fair value with changes in profit or loss are recognized as expenses in the income statement. After initial recognition, for financial assets measured at amortized cost and investments in debt securities subsequently measured at fair value with changes in other comprehensive income, an allowance for expected credit losses (“ECL”) is recognized.
4.1.1.  Classification and measurement of financial assets
The Bank classifies its financial assets considering the business model and the characteristics of contractual cash flows (cash flows that consist solely of payments of principal and interest on the principal amount outstanding at specified dates – “SPPI”) in accordance with the following categories of subsequent measurement:
•Amortized cost: measured at cost using the effective interest rate method, excluding future credit losses, and considering transaction costs and premiums granted, less commissions and discounts received that are included in the calculation of the effective interest rate.
•Fair value through other comprehensive income (“FVOCI”): measured using fair value, variations in the fair value of the investment are recognized in other comprehensive income, except for impairment losses or recoveries, interest income, and gains or losses on foreign exchange, which are recognized in the income statement.
•Fair value through profit or loss (“FVTPL”): measured using fair value, variations in the fair value are recognized in the income statement.
The classification based on the business model reflects how the Bank manages financial assets and how it determines whether cash flows from the asset will come from obtaining contractual cash flows, selling the instrument, or both. If the objective is to obtain contractual cash flows, the assets are subsequently measured at amortized cost; if the objective is to obtain contractual cash flows and selling financial assets, the assets are subsequently measured at FVOCI. A financial asset shall be measured at FVTPL unless it is measured at amortized cost or at FVTORI.
The Bank measures equity instruments at FVTPL. Likewise, the Bank has made an irrevocable choice to present subsequent changes in the fair value of some equity instrument investments that are not held for trading in other comprehensive income; dividends from such investments are recognized in the income statement when the right to receive payment is established.
Accumulated gains or losses in other comprehensive income at the time of derecognition of a financial asset are reclassified from equity to the income statement, except for investments in equity instruments for which the Bank has made the irrevocable choice to present subsequent changes in fair value in other comprehensive income; for these, reclassification is made to the "retained earnings" line.
4.1.2.  Impairment of financial assets at amortized cost or at fair value through other comprehensive income “FVTOCI”
4.1.2.1.   Impairment of loan portfolio and financial leasing transactions
Expected credit losses are calculated using both individual and collective models and methodologies. These are based on significant assumptions and judgments that consider historical credit data, the current situation of the borrower and reasonable and proper forecasts of future economic conditions. Collective models include parameters such as the probability of default at 12 months, probability of default throughout the lifetime of the obligation (when the loan is classified as stage 2), loss given default, and exposure at default. These models also incorporate a prospective approach that includes assumptions of future macroeconomic conditions in plausible future scenarios. In addition, for loans individually assessed in stage 3, the Bank will evaluate significant defaulted loans. This evaluation will consider the debt profile of each debtor, the fair value of guarantees granted, information on credit behavior and the expected future cash flows from the client.

At the end of each period, the Bank assesses the impairment model based on the expected loss of a financial asset or a group of them, measured at amortized cost. The impairment loss will be measured from “day 1” after its initial recognition. The model is structured in three stages in which the financial asset can be categorized, from its initial recognition. This categorization considers the degree of credit risk, and the circumstances that produce a significant increase in it, as described below:
•Stage 1: Financial instruments that have not experienced a significant increase in credit risk since their initial recognition, or that have low credit risk at the reporting date.
•Stage 2: Financial instruments that have experienced a significant increase in credit risk since their initial recognition (unless they have low credit risk at the reporting date), but do not have objective evidence of impairment.
•Stage 3: Financial assets that have objective evidence of impairment (“OEI”) at the reporting date.
For each of the stages, an expected credit loss (“ECL”) is calculated. This calculation takes into account both current and future conditions, the behavior of the portfolio and various associated macroeconomic conditions.
•For stage 1, a 12-month ECL is calculated. This represents the expected credit losses that could occur from default events within 12 months after the reporting date.
•For stage 2 and 3, a Lifetime ECL is calculated. This represents the expected credit losses that could occur from all possible default events over the expected life of the financial instrument.
Significant increase in risk
To determine whether an asset has experienced a significant increase in risk since its initial recognition, and is therefore classified as Stage 2, the Bank performs an assessment of both quantitative and qualitative factors and reviews. For each portfolio, the Bank reviews the rebuttable presumption of more than 30 days overdue in payment. The Bank determines whether the credit risk of financial instruments has increased significantly since their initial recognition as follows:
Quantitative criteria
•Clients who are more than 30 days past due.
•Lifetime PD assessment: The Bank has determined that the most suitable quantitative way to establish the significant increase in credit risk is by comparing the residual lifetime PD at the initial recognition and the current lifetime PD. To measure this difference, two thresholds are defined:
▪Absolute threshold: This is the absolute difference between the current lifetime PD and the residual lifetime PD at initial recognition. A positive absolute variation beyond this threshold indicates an increase in the instrument’s risk.
▪Relative threshold: This is a percentage variation between the value of the current lifetime PD and the residual lifetime PD at initial recognition. A positive percentage variation beyond this threshold indicates an increase in the instrument’s risk.
If the PD comparison surpasses one threshold but not the other, it is not considered a significant increase in the instrument’s risk.
If the instrument does not exceed the threshold, other qualitative criteria are assessed. These can identify a significant increase in credit risk even when the obligation is nearing expiration. The criteria are as follows:
Qualitative criteria
•Assets restructured due to risk, where the client is experiencing financial difficulties, are classified in stage 2, until the instrument is canceled, cured, or transferred to stage 3 because it meets the definition of default.
•Customers who are no longer in default (stage 3) remain in stage 2 for a period of 12 months.
•For SME and Corporate clients on the watch list with a medium risk level.

•The Bank also reviews every six months to see if there are collective criteria for the migration of a group of clients to stage 2. For example, if a significant change has occurred from the commencement of a specific product or geographic region, or the occurrence of industry events, regulatory changes, market changes or any other significant event impacting the generation of future cash flow of the customer's operation.
Refutable presumption of more than 30 days of default
The Bank has reviewed for each portfolio the presumption of a significant increase in 30 days past due and finds historical evidence that there is a relationship between this presumption and default.
Definition of default
To determine whether an asset is in default, and thus classified as stage 3, the Bank conducts an assessment of both quantitative and qualitative factors. It also reviews the rebuttable presumption of more than 90 days overdue in payment for each portfolio.
The Bank applies the following criteria to ascertain if there is a breach:
Quantitative criteria
•Clients with an active portfolio and who have at least one instrument written off in the modality.
•Clients who are 90 or more days past due.
Qualitative criteria
•Clients in special states of restructuring, business reorganization or insolvency agreements.
•For SME and Corporate clients on the watchlist a high-risk level.
•The Bank also aligns all products of the same client to stage 3 when at least one of its obligations is in default.
Refutable presumption of default beyond 90 days
The Bank has conducted a review of the default presumption after 90 days past due for each portfolio. Historical evidence indicates a high probability of loss at 90 days. However, this presumption has been refuted for Banistmo’s mortgage portfolio. The rationale for this refutation is the historical evidence that demonstrates the default typically occurs at 120 days.
Collective methodology for measuring expected credit losses
The collective quantification of expected credit losses is conducted based on the stage classification, the homogeneous groups defined within each portfolio type and the client’s risk level.
Homogeneous groups are segmented by client type; for individuals, they are grouped by product, and for companies, they are grouped by industry segments defined by the client’s sales level.
Likewise, the risk level is assigned by customer type. For individuals, the risk is assessed using a behavioral scoring model for consumer products and a separate scoring model for housing products. The purpose of these models is to rank customers according to risk, allowing for more effective monitoring. The rating is based on historical behavior, transactional information, and customer product information. The consumer portfolio rating system is evaluated using various advanced statistical methodologies. These models allow the inclusion of a greater number of variables related to the customer, providing a more precise rating that aligns with the risk level.
For companies, risk levels are assessed using an internal rating model that incorporates both qualitative and quantitative variables as financial indicators. Clients are ranked on a scale from 1 to 19. This process also takes into account regional qualification programs, local market factors, and the client’s market knowledge.

In Colombia, for SME and Corporate portfolio, the risk level is estimated based on models that allow assigning an internal rating to a client considering their economic sector and in accordance with multiple variables. These include: financial information, transactional data, sectoral data, qualitative variables, and behavior. These models aim to achieve greater assertiveness in classifying the risk level of the Bank's clients, greater discrimination and precision, the use of non-traditional information, and interpretability, with the goal of achieving a deep understanding of the client. These methodologies play a fundamental role in the evaluation and monitoring of credit risk.
To estimate the expected credit losses (“ECL”) under the collective methodology, the following formula is used:
ECL = Probability of Default * Loss Given Default * Exposure at Default
The factors are estimated using statistical models developed from internal historical information of the entity and then adjusted with forward-looking information as described below:
•Probability of Default (“PD”): Estimated probability of occurrence of a default of an instrument. IFRS 9 proposes the specification of this parameter and its application according to the classification of stages 1, 2 and 3.
◦PD 12 months: The estimated probability of occurrence of a default in the next 12 months of the instrument’s life as of the date of analysis. The Bank defines the use of PD 12 months for current portfolio that does not present a significant increase in credit risk or any impairment evidence (portfolio classified in stage 1). To estimate the probability of default for 12 months, the Bank uses traditional techniques such as logistic regression, modeling the behavior of the portfolio by level of risk for each of the segments.
◦Lifetime PD: The estimated probability of occurrence of a default over the remaining life of an instrument, being dependent on the conditions of the product and the level of risk. The Bank defines the use of lifetime PD for portfolio with a significant increase in credit risk (portfolio classified in stage 2). The Bank estimates this factor using survival models which propose a statistical analysis to quantify the survival rate of a portfolio for a given period. One of the advantages of the methodology is the inclusion of prepaid models.
◦PD stage 3: The customers evaluated by the collective methodology in stage 3 have an associated probability of default of 100.00%.
•Loss Given Default (“LGD”): The severity of Loss Given Default is the percentage of exposure that the entity ultimately expects to lose in the event of a default in a financial instrument. The general formulation for the calculation of the LGD is equal to (1 - Recovery Percentage), where the recovery percentage refers to the sum of the flows received from the transaction discounted at the rate for the client on the date of analysis on the total of the exposure at the time of default, including contractual debt sales and other recovery strategy. For secured products, this is primarily based on collateral type and projected collateral values, the use of appraisals to determine the value of the collateral and time to repossession and recovery costs observed.
•Exposure at Default (“EAD”): The exposed value of the asset valued at amortized cost (includes the balance of capital, interest and accounts receivable), this is based on the contractual repayments owed by the borrower over a 12 month or lifetime basis.
For revolving products and those with available borrowing that is likely to be used in its entirety, the Exposure at Default (“EAD”) estimate considers the use of the CCF (credit conversion factor), in order to find a relationship corresponding to the used and unused component of the instrument. To estimate the expected credit losses (“ECL”), a component of probability of becoming loan is included.

To estimate the lifetime expected credit loss, the exposed balance is projected annually, considering the discount of contractual payments agreed with the client for each year. Cash flows are discounted at the effective interest rate or an approximation of it.
Forward-looking information incorporated in the ECL models
To incorporate the prospective information to the factors defined for the estimation of the expected loss, the Bank uses methodologies that correlate the historical behavior of the portfolio with certain economic variables. The Bank uses projections based on three macro scenarios (base, pessimistic and optimistic); each scenario has a plausible probability of occurrence to evaluate the best estimate of the expected loss under possible future economic conditions.
To make the projections, the Economic Research team has defined a process for the generation of estimates under two perspectives: thematic and analytical.
•Thematic Perspective: in the first instance, a series of external variables are defined, which are those whose values are established at a global level and in whose definition the idiosyncratic dynamics of the analyzed country have no incidence. As these are issues whose detailed study is beyond the scope of the Corporate Economic Research team, the Bank uses as reference the estimates made by external analysts.
•Analytical Perspective: this consists in the compilation of the historical information for the most important economic and financial variables of each country. The information bases are compiled from official sources, which mostly correspond to official authorities, such as the Superintendency, the Official Statistics Department or the Central Bank of each country. The Bank estimates forecasts based on time series models widely used in econometrics.

As a result, projections are obtained for the economic variables of interest, which are formulated monthly in a time horizon that includes the current year and four subsequent years. After that period, given the technical quality constraints of the exercises and the high uncertainty, the projection of the economic variables for the total remaining useful life of each instrument corresponds to the projected value for the last period.

The Bank considers that a five year projection horizon continues to be reasonable and that maintaining the fifth-year estimate for subsequent periods is a reasonable approximation. This is based on the natural behavior of any statistical or econometric exercise of variable projection, in which the series tend towards a reversion to the mean or to the long-term trend or equilibrium level. Then, in subsequent periods they remain there once the macroeconomic projections reach that steady state and only the materialization of a shock (unpredictable, so it is not possible to project when it will happen) would cause a deviation.

It is reasonable to think that in a period of 5 years, the macroeconomic variables projection would already be at a level very close to their equilibrium, since historically the maximum periods of consecutive deviation above or below the long-term trend (more or less 0.25 standard deviations of the variable) of the economic cycle (from the series of annual economic growth in the period 1972-2024) has been precisely a period of 5 years.
Economic scenario weightings
To incorporate not only a perspective, but also to recognize the uncertainty surrounding the short and medium-term economic context that the country will experience, the projection work incorporates three scenarios: base, optimistic and pessimistic.

These scenarios reflect reasonable (non-extreme) expectations. The current weighting in the year-end macroeconomic forecasts was as follows:

	Optimistic		Base		Pessimistic
Country	2024	2023	2024	2023	2024	2023
Colombia	15.00%	15.00%	60.00%	50.00%	25.00%	35.00%
Panama	20.00%	20.00%	55.00%	50.00%	25.00%	30.00%
El Salvador	20.00%	20.00%	55.00%	55.00%	25.00%	25.00%
Guatemala	20.00%	20.00%	55.00%	55.00%	25.00%	25.00%
The following is a comparison of the main macroeconomic variable projected in each country, "GDP growth", used to estimate ECL as of December 31, 2024 and 2023:

As of December 31, 2024
	Colombia			Panama
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2024	1.98%	1.80%	1.59%	3.51%	2.46%	1.41%
2025	3.89%	2.57%	1.23%	6.04%	3.48%	0.92%
2026	4.76%	2.96%	1.16%	6.68%	3.76%	0.85%

As of December 31, 2024
	Guatemala			El Salvador
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2024	3.83%	3.48%	3.12%	3.10%	2.59%	2.09%
2025	4.46%	3.46%	2.45%	3.77%	2.36%	0.95%
2026	4.55%	3.35%	2.14%	3.93%	2.25%	0.58%

As of December 31, 2023
	Colombia			Panama
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2023	1.64%	1.16%	0.68%	7.92%	5.95%	3.99%
2024	2.37%	0.87%	(0.63) %	6.68%	4.00%	1.33%
2025	4.47%	2.60%	0.73%	7.17%	4.20%	1.23%

As of December 31, 2023
	Guatemala			El Salvador
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2023	3.69%	3.12%	2.55%	2.75%	2.25%	1.74%
2024	4.33%	3.26%	2.19%	3.32%	1.90%	0.49%
2025	4.61%	3.38%	2.15%	3.76%	2.08%	0.41%
Special methodologies applied in stage 3
Collateral methodology
For defaulted loans (stage 3), when it is determined that the fundamental source of collection is a mortgage guarantee or a leased asset, the amount of the loss is estimated as the balance owed minus the weighted net present value of the market value of the collateral, estimated through appraisals with an age no longer than one year, minus the costs of obtaining, maintaining and selling the collateral, and affected by several macroeconomic scenarios with an expected probability of occurrence that result in a weighted expected loss.
Individual methodology
The Bank will individually evaluate defaulted loans (stage 3) greater than COP 20,000 or USD 5 for foreign subsidiaries, analyzing the debt profile of each debtor, the guarantees granted and information on the credit behavior of the client and of the sector. Significant financial assets are considered in default when, based on current or past information and events, it is probable that the entity will not be able to recover all the amounts described in the original contract, including the interest and commissions agreed to in the contract. When a significant financial asset has been identified as being in default, the amount of the loss is measured as the balance due minus the weighted net present value of the expected future cash flows under two minimum macroeconomic scenarios with an expected probability of occurrence.
Customers classified as individual methodology will be evaluated at least twice a year and, additionally, each time a relevant event occurs that reflects in significant changes in their level of risk and that leads to a change in the scenarios previously analyzed. The relevant events can be:
•Significant changes in the value of the guarantee,
•Expected or adverse changes in the business,
•Potentially shocking regulatory changes for the business,
•Changes they make in their commercial and operational dynamics, and
•Significant amount of payments made by the client.
To establish the future cash flows expected from the client, two approaches are presented, which may be via cash flow generation or via execution of some type of guarantee or liquidation of assets, that is, “Going Concern” or “Gone Concern” approach.
Approach via cash flow: This refers to an analysis under the premise of "Going concern", that is, it is assumed that the payment of the obligation will be made through the client's cash flow. The expected NPV calculation with a cash flow approach includes:
•Financial projections of the client.
•Debt simulator.
•Expected NPV calculation.
Approach via guarantee recovery: This refers to the "Gone concern", that is, it is assumed that the payment of the obligation will be given through the execution of guarantees, liquidation of assets, the execution of personal guarantees and adjudication of assets through judicial processes. The calculation of the NPV with guarantee approach includes:
•Analysis of the guarantee.
•Future value of the guarantee.
•NPV calculation.
•Recovery times.
Future cash flows are estimated based on two scenarios (base and alternative) that can be affected by the aforementioned variables.
4.1.2.2. Impairment of investments measured at fair value with changes in other comprehensive income
At the end of each period, the Bank evaluates the impairment model based on the expected loss of a financial asset or a group of assets that are measured at fair value with changes in other comprehensive income, where the impairment loss will be measured from "day 1" after its initial recognition.

Investments are classified in stages according to the risk level (rating), as follows:
Stage 1:
•Investments rated at investment grade.
•Investments rated at speculation grade, if:
◦The current external rating is maintained or improved against the rating granted on the date of purchase.
◦If there is a rating deterioration, the deterioration is lower than the number of notches that signify a significant increase in risk.
Stage 2:
•Investments that pass from an investment grade rating to speculation level.
•If there is a rating deterioration, the deterioration is a number of notches that signify a significant increase in risk.
Stage 3:
•Investments that are classified as default.
Significant increase in risk
Investments classified in stage 2 include those instruments that meet the corporate definition of a significant increase in risk.
To establish whether a security has a significant increase in risk since the initial recognition, an assessment of the deterioration of the rating in the current date is made against the rating granted at the time of purchase; according to the origin classification there may be an increase with 1, 2 or 3 notches, as shown in the following table:

EXTERNAL RATING ORIGIN	SIGNIFICANT INCREASE IN RISK
Ba1/BB+	3 Notches
Ba2/BB	3 Notches
Ba3/BB-	3 Notches
B1/B+	2 Notches
B2/B	2 Notches
B3/B-	1 Notch
Caa/CCC	1 Notch
Measurement of expected losses:
Impairment: [Amortized Cost or Market Position (Exposure)] * PD (Probability of default) * LGD (Loss given default)
•All instruments classified in stage 1 will be assigned a default probability for 12 months.
•All instruments classified in stage 2 will be assigned a probability of default for the life of the instrument.
•All instruments classified in stage 3 will be assigned a default probability of 100.00%.
To estimate the impairment of the instruments if the issue has an external rating, provision is made with the PD (Probability of default) of the external rating agency; if it does not have an external rating, it is determined from the internal rating model and the default probability of the portfolio.
In all cases, the LGD (Loss Given Default) is the parameter calculated by the external rating agency for the investment portfolio at the closure of December 2024 it corresponds to 66.60%.

4.1.3.      Derecognition of financial assets
4.1.3.1.   Derecognition of financial assets not resulting from modifications
Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred, and the Bank has transferred substantially all the risks and rewards of ownership, or when the Bank neither transfers nor retains substantially all of the risks and rewards of ownership but it does not retain control of the financial asset.
When the Bank retains the contractual rights to receive cash flows from the financial asset, but assumes a contractual obligation to pay those cash flows to other entities, it shall treat the transaction as a transfer that results in derecognition if:
•It has no obligation to pay any amounts to the other entities unless it collects equivalent amounts from the assets;
•It is prohibited from selling or pledging the assets; and
•It has an obligation to remit without material delay any cash flows it receives from the assets.
4.1.3.2.   Modifications
In modifications for commercial or market reasons, an assessment is made as to whether the modification is substantial; that is, whether the changes in the terms of the contract differ substantially from the original contract, based on the analysis of qualitative variables (inclusion of returns based on profit sharing, guarantees, other collateral, or credit enhancements that significantly affect the credit risk profile associated with the loan, changes in currency and/or obligor) and, in some cases, a quantitative assessment. When the modifications result in derecognition, the renegotiated contract is a new loan, subject to the classification and measurement requirements established by IFRS 9.
Similarly, the costs and commissions associated with the financial asset are derecognized. Modifications that do not result in derecognition are understood as non-substantial modifications, the carrying amount will be recalculated as the present value of the modified contractual cash flows discounted at the original interest rate, recognizing the effect of the modification in the margin net interest in the statement consolidated of income. Likewise, costs and commissions are adjusted and amortized over the remaining life of the modified asset.
Contractual modifications of financial assets may be carried out due to restructurings and/or renegotiations for credit risk due to the borrower's financial difficulties are evaluated as a non-substantial modification and therefore does not lead to derecognition. When a financial asset is restructured, the difference between the original contractual cash flow and the new cash flow of the restructured asset discounted at the original effective interest rate is recognized as a gain or loss in the statement consolidated of income as “Interest income on loan and financial leases”, the costs and fees are deferred and will be amortized by the remaining life of the modified asset.

4.1.3.3.        Written-Off loan portfolio
Loans are written off when the Bank concludes there is no realistic expectation of recovery of the loans and receivables balances from a client or third party, i.e., there is no possibility of recovery due to the debtor's lack of ability or willingness to pay or in the absence of open guarantees granted by the debtor. In general, this characteristic will be fulfilled when the following delinquency conditions are present:

		Length of delinquency (days)
Type	Collateral	Grupo Agromercantil Holding S.A.	Banistmo S.A.	Banco Agrícola S.A.	Bancolombia S.A.
	Without collateral			180
Commercial	With collateral	N/A(1)	360	360	360
	Without collateral	180	180	180	180
Consumer	With collateral	540 for vehicles collateral	1080 for mortgage collateral	720 for mortgage collateral
	Without collateral		180
Small Business Loan	With collateral	N/A(1)	1080 for mortgage collateral	180	180
Mortgage	With collateral	1440	1080	720	N/A(1)
(1)Not dependent on the length of delinquency but on the reasons underlying a loan's non-recoverability.
Among the reasons underlying a loan's non-recoverability are the estimated recovery time of the obligation, the probable recovery percentage given the existence or lack of collateral and the inability to locate the client. When default conditions are present, it is initially necessary to evaluate whether the collateral that supports the loan generates a reasonable expectation of recovery; if so, the necessary steps are taken to realize on the collateral prior to writing-off the loan. In cases where the collateral net fair value indicates that there are no reasonable expectations of recovery, loans are written-off in the consolidated financial statements.
4.2.        Financial liabilities
At initial recognition, the Bank measures its financial liabilities at fair value. The transaction costs that are directly attributable to the financial liability are deducted from its fair value if the instruments are subsequently recognized at amortized cost or will be recognized in the consolidated statement of income if the liabilities are measured at fair value.
4.2.1.     Classification and Measurement of Financial Liabilities
Financial liabilities are classified and subsequently measured as follows:
•Amortized cost, measured at cost using the effective interest rate method.
•Fair value through profit or loss (“FVTPL”), measured using fair value, with variations in value recognized in the income statement.
•Irrevocably designated at fair value through profit or loss, measured using fair value, with variations in value recognized in the income statement. The effect of changes in own credit risk is presented in other comprehensive income.
4.2.2.     Derecognition of Financial Liabilities
The Bank derecognizes a financial liability from the consolidated statement of financial position when it is extinguished; that is, when the contractual obligation has been paid or settled or has expired.
Debt Exchange
The Bank assesses whether instruments subject to debt exchange are substantially different from each other, considering qualitative aspects such as currencies, maturities, interest rates, subordination terms, regulatory framework, among others, and quantitative aspects, in which the present value of discounted cash flows under the conditions of the new instruments (including any net commission paid minus any commission received) using the original effective interest rate to calculate the discount differs by at least 10 percent from the present value of discounted cash flows remaining from the original financial liability.
When it is concluded that the instruments subject to debt exchange are not substantially different (based on the analysis of qualitative variables such as currency or issuance market changes, and in some cases a quantitative evaluation), the transaction is recognized as a modification of debt, and in this case, the amortized cost of the modified liability is adjusted to the present value of estimated contractual cash flows discounted at the original effective interest rate of the financial instrument, and the gain or loss is recognized immediately in the income statement. Incremental costs and commissions adjust the carrying amount of the liability and are amortized over the remaining life of the modified liability, following its subsequent measurement at amortized cost. In debt exchanges that are considered substantially different, derecognition is recognized in the income statement, and a new financial liability is recognized.
4.3.   Day one profit adjustment
In situations where the fair value of a financial asset acquired or financial liability assumed at initial recognition differs from the transaction price, the Bank shall recognize a gain or loss directly in the consolidated statement of income if the fair value is supported by Level 1 inputs or is based on a valuation technique that uses only observable market data. In all other circumstances, the Bank defers the Day one gain or loss and recognizes it in the consolidated statement of income over the course of the transaction period.
4.4.   Compound instruments
The Bank recognizes compound financial instruments that contain both liability and equity components separately. Therefore, for initial measurement, the liability component is the fair value of a similar liability which doesn´t have an equity component (determined by discounting future cash flows using the market rate at the date of the issuance). The difference between the fair value of the liability component and the fair value of the compound financial instrument, considered as a whole, is the residual value assigned to the equity component. After initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. The liability component corresponds to the preferred dividend related to 1% of the subscription price, which is the payment of the minimum dividend on the preferred shares for each period. For further information, see Note 22. Share capital.
4.5.   Financial guarantee contracts and loan commitments
The Bank issues financial guarantees and loan commitments. Loan commitments are those agreements under which the Bank has an irrevocable obligation to grant the loan. The financial guarantee contracts issued by the Bank are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due to accordance with the original or modified terms of a debt instrument.
Both financial guarantee contracts and loan commitments are initially recognized as liabilities at fair value, which is normally the fee received, adjusted for the directly attributable transaction costs incurred. Subsequently, liabilities are measured at the higher of the provision amount measured according to IFRS 9, and the amount initially recognized, less the accumulated amortization recognized according to IFRS 15 Revenue from contracts with customers.
Income derived from guarantees is recognized as “commission income” in the consolidated statement of income over the term of the contract, in accordance with the method and frequency of commission’s payments.
4.6.   Derivatives financial instruments
A financial derivative is an instrument whose value changes in response to changes in a variable or index, such as an interest rate, exchange rate, the price of a financial instrument, a credit rating or a credit index. This instrument requires no initial payment or is lower in comparison to other financial instruments with a similar response to changes in market conditions and is generally settled at a future date.
The Bank recognizes its derivative financial instruments at fair value, based on the prices and valuation methodologies provided by the official pricing service provider (Precia); this includes counterparty credit-risk adjustments applied to derivatives when the Bank's position is a derivative asset, and the Bank's credit risk when the position is a liability on a derivative. For further information, see Note 30. Fair value of assets and liabilities, section d. Credit valuation adjustment.

Derivatives are recognized and measured at fair value through profit or loss unless such derivatives are designated as cash flow hedges or hedges of a net investment in a foreign operation. In those cases, the effective portion of changes in the fair value of the derivatives are recognized in other comprehensive income. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Gains and losses arising from changes in the fair value of derivatives, which are not in hedging relationships, are recognized in the consolidated statement of income under the "valuation on financial instruments" item, and gains and losses from the valuation of foreign exchange derivatives are included in the "Other Operating Income" item.
4.7.   Hedge accounting
The Bank designates and documents hedge accounting at inception in accordance with the requirements of IFRS 9 Financial Instruments. When the hedging relationship is considered to be highly effective, the changes in value of the hedging derivative are accounted for according to their classification, as fair value hedges, cash flow hedges and hedges of net investment in foreign operations, as set out in the paragraph below.
The Bank assesses at the inception of the hedge and on an ongoing basis during the life of the instrument, whether the hedge used in the transaction is expected to be aligned with the hedge effectiveness requirement (prospective effectiveness):
•Economic relationship between the hedging instrument and the hedged item.
•The effect of credit risk does not predominate over the value of the economic relationship.
•Designated hedge ratio is consistent with risk management strategy.
The Bank discontinues the hedge accounting when the hedging relationship no longer meets the criteria provided for hedge effectiveness or when the hedging instrument expires or is sold, terminated or exercised. Consequently, the item no longer complies with the hedge accounting conditions or the hedging relationship no longer complies with the risk management objective.
Before the establishment of hedge accounting, the Bank documents the relationship between hedged items and hedging instruments, as well as its risk management objectives and hedging strategies, which are approved by the Asset and Liability Management Committee.

Hedge relationships are classified and accounted for in the following ways:
Fair value hedges
Fair value hedges are designated to protect against the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments.
Changes in the fair value of derivatives that are designated and qualify as hedging instruments in fair value hedges are recorded in the same line item of the consolidated statement of income as hedged item. The change in fair value of the hedged item that is attributable to the hedged risk is recorded as part of the carrying value of the hedged item, and it is also recognized in the same line item of the consolidated statement of income as the hedge item.

For fair value hedges of items carried at amortized cost, adjustments to the carrying value are amortized to the consolidated statement of income over the remaining life of the hedge item until maturity. Amortization is based on a recalculated effective interest rate at the beginning of the amortization period, which begins when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. The adjustment shall be amortized fully by maturity of the financial instrument or, in the case of a portfolio hedge of interest rate risk, by expiry of the relevant repricing period.

If the hedged item is derecognized, the non-amortized fair value is recognized immediately in the consolidated statement of income.
When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with corresponding gain or loss recognized in net income.
Cash flow hedges
Cash flows hedges are used mainly to manage the exposure to variability related to the cash flow attributable to a specific risk associated with an asset or liability recognized on the consolidated statement of financial position or to a highly probable forecast transaction.
The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income. The ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated statement of income as interest and valuation on financial instruments.

If the hedging instrument expires or is sold, terminated or exercised, without replacement or rollover into another hedging instrument, or if the hedging designation no longer meets the criteria provided for the hedge effectiveness requirements after any subsequent rebalancing adjustment, any accumulated gain or loss previously recognized in OCI remains in OCI, until the planned operation or the firm commitment affects the result.
When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in net income.
Hedges of a net investment in a foreign operation
In accordance with IFRS 9 and IFRIC 16 Hedges of a net investment in a foreign operation, the Bank has decided to apply the hedge accounting of the foreign currency risk arising from currency translation of consolidated financial statements and goodwill of its net investment in Banistmo, designating as a hedging instrument of certain debt securities issued by the Parent Company and financial liabilities. The hedge accounting requires that the Bank accounts for the gain or loss derived from the foreign exchange differences related to the debt securities that are determined to be an effective hedge is recognized in other comprehensive income, as is the currency translation adjustment of the Banistmo operation into the presentation currency as required by IAS 21 Effects of changes in foreign exchange rates as detailed in 1. Functional currency, transactions and balances in foreign currency. When a foreign operation is sold or an outstanding security that forms part of the net investment is paid, the related exchange differences are reclassified to the consolidated statement of income as part of the gain or loss on sale.

5.      Investments in associates and joint arrangements
5.1.   Investments in associates and joint ventures
An associate is an entity over which the Bank has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not have control or joint control to make those policies decisions.

A joint venture is an entity that the Bank controls jointly with other participants, where the parties maintain a contractual agreement that establishes joint control over the relevant activities of the entity (which only exists when decisions about those activities require unanimous consent of the parties sharing control) and the parties have rights to the net assets of the joint arrangement.
The Bank's investments in associates and joint ventures are initially recorded at cost and their results, assets and liabilities are subsequently included in the consolidated financial statements using the equity method, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.
When an investment in an associate or joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust or similar entities, and such investment is measured at fair value through profit or loss in that entity, the Bank may elect to measure investments in those associates and joint ventures at fair value through profit or loss in the consolidated financial statements. This election is applied on an investment-by-investment basis.
At the acquisition date, the excess of the acquisition cost of the associate or joint venture shares exceeding the Bank's share of the net fair value of identifiable assets and liabilities of the investee is recognized as goodwill and is included in the carrying amount of the investment and it is not amortized. Any excess of the Bank's share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of the Bank's share of the associate or joint venture’s profit or loss in the period in which the investment is acquired. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of assets. Impairment losses are recognized in accordance with the policy for impairment of assets, cash-generating units and goodwill (see section 12. Impairment of assets, cash-generating units and goodwill, of this note).
If the Bank's share of losses of an associate or joint venture exceeds the Bank's interest in that associate or joint venture (which includes any long-term interests that, in substance, form part of the Bank's net investment in the associate or joint venture), the Bank discontinues recognition its share of further losses. Additional, losses are recognized only to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.
When the equity method is applicable, adjustments are considered in order to adopt uniform accounting policies of the associate or joint venture with the Bank. The portion that corresponds to the Bank for changes in the investee´s other comprehensive income items is recognized in the consolidated statement of comprehensive income as “Unrealized gain/loss on investments in associates and joint ventures using equity method” and gains or losses of the associate or joint venture are recognized in the consolidated statement of income as “Dividends and net income on equity investments”, in accordance with the Bank's participation. Gains and losses resulting from transactions between the Bank and its associate or joint venture are recognized in the Bank's consolidated financial statements only to the extent of the unrelated investor´s interest in the associate or joint venture. The equity method is applied from the acquisition date until the significant influence or joint control over the entity is lost. When the significant influence on the associate or the joint venture is lost, the Bank measures and recognizes any residual investment that remains at its fair value. The difference between the associate or joint venture carrying value (taking into account the relevant items of other comprehensive income), the fair value of the retained residual investment and any proceeds from disposing of a partial interest in the associate or joint venture, is recognized in the consolidated statement of income. The currency translation adjustments recognized in equity are reclassified to net income at the moment of disposal.
The unrealized gain or loss of an associate or joint venture is presented in the consolidated statement of comprehensive income, net of tax. Changes in the investment´s participation that arise from changes in other comprehensive income of an associate or joint venture are recognized directly in the investor’s statement of comprehensive income.
The dividends received from the associate or joint venture reduce the investment carrying value.
For further information, please see Note 8. Investments in associates and joint ventures.

5.2.  Joint operations
A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.
The Bank recognizes and measures assets, liabilities, revenues, and expenses in relation to its interest in joint operations in accordance with the applicable IFRS for the particular assets, liabilities, revenues and expenses.
When the Bank acquires an interest in a joint operation in which the activity constitutes a business, as defined in IFRS 3, or when an existing business is contributed to the joint operation on its formation by one of the parties that participate in the joint operation, the Bank will apply all of the principles of IFRS 3. In this case, the Bank recognizes goodwill in the event that consideration transferred exceeds the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed.
When the Bank transacts with a joint operation in which the Parent Company or its subsidiaries is a joint operator (such as a sale or contribution of assets), the Bank is considered to be conducting the transaction with the other parties to the joint operation, and gains and losses resulting from the transactions are recognized in the Bank's consolidated financial statements only to the extent of other parties’ interests in the joint operation.
6.     Leases
6.1.  The Bank as lessee
The Bank assesses whether a contract is or contains a lease at the inception of the contract and recognizes a right-of-use asset representing its right to use the leased asset and a lease liability representing its obligation to make lease payments. The Bank elected to apply the recognition exemptions for short-term leases (leases of 12 months or less and without a purchase option) and leases where the underlying asset is of low value. Lease payments related to these exemptions will be recognized as an expense in profit or loss on a straight-line basis over the term of the lease.
Both the right-of-use asset and the lease liability are measured at the present value of the lease payments that have not been paid at that date. Lease payments are discounted using the lessee’s incremental borrowing rate. In addition, the right-of-use asset includes: 1) the amount of the initial measurement of the lease liability, 2) lease payments or costs incurred by the lessee made before or after the commencement date, less lease incentives received, and 3) an estimate of the costs to be incurred to dismantle the underlying asset, restore the site on which it is located or restore the underlying asset to the condition required by the lease.
Subsequently, the Bank measures the right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease liability. The Bank measures the lease liability by increasing the carrying amount to reflect interest on the lease liability, reducing the carrying amount to reflect the lease payments made, and remeasuring the carrying amount to reflect any new expectation or lease modifications. Each lease payment has been allocated between the liability and interest expenses. The accrued interest on the lease liability for each period over the lease term will be the amount that produces a constant periodic rate of interest (incremental borrowing rate) on the remaining balance of the liability.
6.2.  The Bank as lessor
The lease agreements entered into by the Bank are classified at the initial recognition as financial or operating leases.
A lease is classified as a finance lease when substantially all the risks and rewards incidental to ownership of the asset are transferred to the lessee and are recognized at a value equal to the net investment in the lease, corresponding to the sum of the minimum lease payments receivable and any unguaranteed residual value, discounted at the interest rate implicit in the lease. Otherwise, it is classified as an operating lease, recognizing and measuring the assets under the principles of property and equipment or investment property, in which case income and depreciation of property and equipment are recognized on a straight-line basis over the life of the asset. Contingent lease payments are recognized as revenue in the period in which they are received.
If during the lease term, the lessor and the lessee decide to modify the initial conditions, and the agreed changes result in a different classification, then the modified agreement will be considered a new lease with new clauses that will lead to the classification of a financial or operating lease, as appropriate.
The Bank uses the following indicia of transfer of risk and rewards incidental to ownership to the asset; if one of them is met, lease is classified as a finance lease:
•The agreement indicates that the lessee has the option to purchase the asset at a price that is expected to be equal to or less than 10% of the fair value of the asset, upon termination of the lease.
•The term of the lease covers most of the economic life of the asset, even when the lease does not transfer the ownership of the underlying asset to the lessee at the end of the lease term, i.e., when the minimum lease term represents 75% or more of the economic life of the leased asset.
•At the inception of the lease, the present value of the minimum lease payments amounts to at least 90% of the fair value of the leased asset.
•The leased assets are of such a specialized nature that only the lessee has the possibility of using them without making significant modifications.
7.     Premises and equipment and depreciation
Premises and equipment include tangible items that are held for use, for rental to others, or for administrative purposes and are expected to be used for more than one period.
Items of premises and equipment are expressed at cost less accumulated depreciation and impairment losses. Depreciation is calculated using the straight-line method, in order to derecognize the depreciable amount of premises and equipment over the estimated useful lives of the assets. The depreciable amount is the cost of an asset less its residual value. The estimated useful lives for each asset group are:

Asset group	Useful life range
Buildings	10 to 75 years
Furniture and fixtures	3 to 20 years
Computer equipment	3 to 20 years
Equipment and machinery	2 to 40 years
Vehicles	3 to 10 years
The asset’s residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. When there is a significant change, the depreciation and the charge to the consolidated statement of income are adjusted based on the new estimation.
The Bank assesses at the end of each year whether there is any indication of external or internal reduction in the asset’s recoverable value. If there is any indication of impairment, the Bank estimates the recoverable amount of the assets and then recognizes the impairment loss in the consolidated statement of income. For further information, see section 12. Impairment of non-financial assets, cash-generating units and goodwill in this note.
Maintenance expenses of the premises and equipment are recognized as an expense in the period in which they are incurred and are registered in the consolidated statement of income as “Other administrative and general expenses”.
Gains and losses in sales of premises and equipment are registered in the consolidated statement of income as “Other operating income”.

8.     Investment properties
The investment properties are measured initially at cost, including the transaction costs. The carrying value includes the cost of replacement or substitution of a part of an investment property at the time the cost is incurred, if the cost meets the recognition criteria; and it excludes the daily maintenance costs of the investment property which are included in the consolidated statement of income as “Other administrative and general expenses”.
After the initial recognition, the investment properties are measured at fair value which reflects the market conditions at the consolidated statement of financial position date and are valued by Management with the support of external experts using valuation techniques based on comparable prices, direct capitalization, discounted cash flows and replacement cost. The gains and losses that arise from changes in the fair values of investment properties are included in the consolidated statement of income as “Other operating income”.
Transfers of an asset to or from the investment properties are only made when there is a change in its use. For a transfer from an investment property to premises and equipment, the cost taken into account for its subsequent accounting is the fair value at the time of the change in use. If a premise and equipment becomes an investment property, it will be accounted for at its fair value.
9.     Intangible assets
Intangible assets are identifiable, non-monetary assets without physical appearance, separately acquired or internally generated by the Bank that are measured initially at cost and subsequently at cost less any accumulated amortization and any accumulated impairment loss. Intangible assets acquired in business combinations are recognized at fair value at the date of acquisition.
Intangible assets with finite useful lives (ranging from 1 to 10 years) are amortized using the straight-line method over their estimated useful lives and assessed at the end of the period for impairment. The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least annually. The expected changes in the useful life or in the pattern of consumption of the future economic benefits of the asset are recognized when the amortization period or method has changed, as appropriate, and they are treated as changes in the accounting estimates. The amortization expense of intangible assets with finite useful lives is recognized in the consolidated statement of income.
The Bank's intangible assets comprise mainly intangibles of finite useful life, such as licenses, software and computer applications, customer relationships and trademarks (See Note 9. Goodwill and intangible assets, net). Intangibles of indefinite useful life include Goodwill.
When intangible assets with finite useful life are written-off, the expected future economic benefits period is reduced to increase the amount of amortization, resulting in the derecognition of the intangible asset in a shorter period than initially estimated.
Intangible assets with indefinite useful lives are not subject to amortization but are periodically tested to identify any impairment, either individually or at the cash-generating unit level. The assessment of the indefinite life is reviewed annually to determine if it continues being supportable. In the event that the assessment was not valid, the change from indefinite useful life to finite useful life is recognized prospectively. Intangible assets with an indefinite useful life correspond to goodwill.
9.1. Internally generated intangible assets
The costs of internally generated intangible assets are recognized as intangible assets if they have been incurred in the development stage and meet the recognition criteria; if so, such assets are presented in the consolidated statement of financial position at cost less accumulated amortization and accumulated impairment losses (see section 12. Impairment of non-financial assets, cash-generating units and goodwill in this note). Other expenditures are recorded as expenses in the consolidated statement of income.

Amortization of the asset begins when development is complete and the asset is available for use. Intangible assets are amortized using the straight-line method over their estimated useful lives and assessed at the end of the period for impairment.
10.  Inventories
The Bank recognizes as inventory the assets or returned property from finance or operating lease and real estate acquired or held in construction for sale in the ordinary course of business.

Assets or returned property from finance or operating lease

Inventories of assets or returned property are those assets arising from an early termination of a finance or operating lease or those on which the lease has been terminated, and they are expected to be sold in the normal course of business, which are controlled by the Bank and are expected to obtain future economic benefit.
The inventory of returned property is recognized as an asset from the date on which the Bank assumes the risks and benefits thereof. Assets arising from operating leases are initially measured at cost, which is the carrying amount less accumulated depreciation and impairment, if any. Assets returned property financial leasing operations are recognized at the lower of their book value plus sanitation costs and its net realizable value. When the book value is greater than the net realizable value, an adjustment is recognized under the caption "Provision for impairment of loan portfolio and financial leasing operations, net" in the consolidated income statement.
Real estate acquired or in construction for sale

Real estate acquired or in construction for sale in the ordinary course of the Bank’s business mainly include:
•Real estate units in construction: Refers to investments made in real estate construction projects (residential, commercial, etc.) that are in the development phase.
•Real estate units in inventory: Corresponds to real estate units available for sale.

The cost of real estate acquired or in construction for sale includes all expenses incurred in their acquisition and transformation, as well as other expenses necessary to complete them. Once the construction phase is completed, any subsequent costs will be recognized as an expense in the income statement for the period.

Inventories are measured at the lower of cost and net realizable value. Net realizable value ("NRV") is the estimated selling price in the normal course of business, less the estimated costs necessary to make the sale. The cost of inventories is assigned by using specific identification of their individual costs.
The Bank revises the NRV of its inventories at least annually, or when market conditions so require; the adjustment of the decrease in value is recognized directly in income. Adjustments to the NRV are recognized under the caption "Amortization, depreciation and impairment" in the consolidated statement of income, up to the value initially recognized.
10.1.   Digital assets
The Bank chooses as an accounting policy to recognize digital assets held to be sold in the normal course of its operations as inventories. Digital assets are measured at fair value less costs of sale. If there is no active market, the fair value of the digital asset will be zero given the low probability of its realization.
Changes in fair value are recognized in the consolidated statement of income for the period in which such changes occur.
The exchange differences of the digital asset in foreign currency are recognized within the valuation process inherent to the fair value model.

11.  Digital assets and liabilities held in custody for customers
The Bank safeguards crypto assets for customers in digital wallets and cryptographic keys are required to access digital assets on the Bank's platform. The Bank safeguards these assets and/or keys and is required to protect them from loss, theft, or other misuse.
The Bank recognizes customer's digital assets initially and subsequently at fair value. At the same time, the Bank recognizes the obligation to safeguard the customer's digital asset as a liability. The liability should be measured at the same amount as the corresponding asset at fair value.
Any loss, theft or other misuse that impacts the measurement of customer cryptoassets is recognized in profit or loss in the period in which it occurs.
The Bank does not monetize unsupported assets or assets transferred through unsupported networks that are realized on the platform. The unsupported crypto assets or crypto assets received through unsupported networks are not material to the consolidated financial statements as of December 31, 2024.

12.  Assets held for sale and discontinued operations
The Bank classifies non-current assets or disposal groups held for sale if their carrying value will be recovered through a sale transaction, rather than through continuing use. These assets are measured at the lower of their carrying value and their fair value less costs to sell and they are not depreciated nor amortized from the date of their classification. Additionally, if any indications of impairment exist, impairment losses are recognized for the difference between the carrying and the fair value less costs to sell as “Impairment, depreciation and amortization” in the consolidated statement of income. Gains and losses in the sale of assets held for sale are recognized in the consolidated statement of income as “Other operating income” or “Other administrative and general expenses”.
The held for sale condition is met if the assets or groups of assets are available, in their current condition, for immediate sale or the sale transaction is highly probable and is expected to be completed within the year following the date of classification. In the Bank, the assets held under this classification correspond to foreclosed assets. If the sale of the asset does not take place within the planned period, the assets are reclassified to "Other assets, net" in the consolidated statement of financial position.
A discontinued operation is a component of an entity that has been disposed of, or is classified as held for sale, and represents a separate major line of business or a geographical area of operations, is part of a single coordinated and individual plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of a discontinued operation are presented separately from those of continuing operations in the consolidated statement of income on a comparative basis.
13.  Impairment of non-financial assets and cash-generating units and goodwill
The Bank evaluates at the end of each period whether there is any indication that on a stand-alone basis non-financial assets and cash-generating units are impaired. If some indication of impairment does exist, the Bank estimates the recoverable amount of the assets and the loss by impairment, the impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. Regardless of whether impairment indicators exist, impairment of goodwill is assessed annually, or more frequently if events or changes in circumstances indicate that it may be impaired.
The recoverable amount of non-financial assets or cash-generating units is defined as the higher of fair value less costs of disposal and value in use. Fair value is determined by Management with reference to market value (if available), through pricing models, or with the assistance of a valuation specialist. Meanwhile, value in use requires Management to develop significant assumptions and estimates to forecast cash flow for periods that extend beyond the normal requirements of management reports, assessing the appropriate discount rate and growth rate.

If an asset does not generate cash flows that are independent from the rest of the assets or group of assets, the recoverable amount is determined by the cash-generating unit to which the asset belongs.
The amount of impairment losses recognized in net income during the period are included in the consolidated statement of income as “Impairment, depreciation and amortization”. Except for impairment loss recognized for goodwill, impairment losses are subject to reversal, the increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.
14.  Other assets
The Bank presents as other assets, among other things, (a) the expenses paid in advance incurred in the development of its business, in order to receive future services, which are amortized during the period in which services are received or the costs or expenses are recorded and (b) foreclosed assets that do not comply with the requirements to be recognized as assets held for sale and where there are no plans to use them in the supply of services or for administrative purposes.
Foreclosed assets are initially recognized at the lower of net amount of the charged-off financial assets to which the foreclosed assets relate and net realizable value of the foreclosed asset (the net realizable value will be the estimated selling price of the asset or its awarding value, less the estimated costs necessary to carry out its sale), pending obtaining a plan for its commercialization. If net amount of the charged-off financial assets is greater than net realizable value of the foreclosed asset, an adjustment for impairment of credit risk of the financial asset is recorded in the results for the period.
There is evidence of impairment when these group of assets remain in the consolidated statement of financial position for a period of time exceeding one year from the reception date, without buyer having been found, despite the Bank's ongoing efforts to sell them (even adjusting the selling price).
Foreclosed assets are subsequently assessed to determine whether an impairment lost must be recognized. In the case of events that arise that are beyond the control of the Bank and that make remote the realization of these assets, they are identified as "non-tradable”, and a complete impairment is carried out.
15.  Derecognition of non-financial assets
The Bank non-financial assets are derecognized either on disposal or when they are permanently withdrawn from use and no future economic benefits are expected. The difference between the value obtained on disposal and the carrying amount is recognized in the consolidated statement of income.
16.   Employee benefits
16.1. Short term benefits
The Bank grants to its employees short-term benefits such as bonuses based on added value to clients and the Bank's results, salaries, accrued performance costs and social security that are expected to be wholly settled within 12 months. Expenses related to these benefits are recognized over the period in which the employees provide the services to which the payments relate. For further information, see Note 19. Employee benefit plans.
16.2. Other long-term employee benefits
The Bank grants to its employees seniority bonuses as long-term employee benefits whose payment is not expected within the 12 months following the end of the annual period in which the employees have rendered their services. The cost of long-term employee benefits is allocated across the period from the time the employee was hired by the Bank and the expected date of obtaining the benefit. These benefits are projected up to the date of payment and are discounted through the projected unit credit method.
16.3. Pensions and other post-employment benefits
–Defined contribution plans
The Bank makes monthly contributions to pension funds, due to legal requirements and it has no legal obligation to pay further contributions.
The Bank recognizes contributions in the consolidated statement of income once the contribution is accrued. Any contributions unpaid at the consolidated statement of financial position date are included as a liability.
–Defined benefit plans
These are post-employment benefit plans in which the Bank has the legal or constructive obligation to take responsibility for the payments of benefits that have been agreed, for example, severance pay, pension recognition bonuses, and pensions for retirees who fall under the Bank’s responsibility, as well as any other defined benefit plans agreed upon with former employees. The Bank makes an actuarial valuation based on the projected unit credit method and a risk-free rate which reflects current market assessments of the time value of money in each country (interest rate of treasury bonds [“TES”], representative of the nation's public debt), related to the characteristics and the benefit flows weighted average, to discount such obligation.

17.  Provisions, contingent liabilities and contingent assets
Provisions
Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the obligation's value can be made.
The corresponding expense for any provision is presented in the consolidated statement of income, net of all expected reimbursement. The increase in the provision due to the time value of money is recognized as a financial expense.
The amounts recognized in the consolidated statement of financial position, correspond mainly to:
I.            Judicial proceedings
Judicial provisions refer to pending legal proceedings on employment matters, ordinary lawsuits, class actions suit, civil actions within criminal prosecutions and executive proceedings against the Bank.
II.            Onerous contracts
For the Bank, an onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceeds the economic benefits expected to be received under it.
III.            Loan commitments
In order to meet the needs of its customers, the Bank issues loan commitments, letters of credit and bank guarantees. Loan commitments are those approved irrevocable loans, in which, despite having acquired a commitment to grant them, due to the contract or agreement or for any other reason they are still pending disbursement.

IV.            Financial guarantees
The Bank issues bank guarantees on behalf of its customers. A bank guarantee represents an irrevocable commitment pursuant to which the Bank will cover, up to the maximum amount guaranteed, a breach of the client's contractual obligations to third parties for a certain period of time. These are commitments issued by the Bank to guarantee the performance of a customer to a third party and are mainly issued to guarantee agreements established between parties from the energy sector, hydrocarbons sector, private sector and public procurement contracts. The Bank expects most of those guarantees provided to expire before they are used.
The events or circumstances that would require the Bank to perform under a guarantee are determined by the type of guarantee, as outlined below:
Guarantees for the energy sector
The Bank is responsible before the guarantee’s beneficiary in the following situations:
•Lack of energy supply due to low availability from the generating company (the guaranteed entity).
•Noncompliance with the contract signed by the guaranteed entity.
•Noncompliance with the payment for energy supply.
•Noncompliance with the construction and operating of power plants.
•Noncompliance with the construction and operating of transmission lines.
Guarantees for the hydrocarbons sector
The Bank is responsible before the guarantee’s beneficiary in the following situations:
•Noncompliance with the contractual obligations in the Minimum Exploration Program.
•Noncompliance with the contractual obligations in the Additional Exploratory Program.
•Noncompliance with the contractual obligations in the Post Exploratory Program.
•Noncompliance with the Technical Evaluation obligations.
Guarantees for public procurement
The Bank must pay a state entity up to the amount guaranteed for the breach by the contractor of the contractual or legal obligations agreed.
Commitment issued by the Bank to guarantee the performance of a customer from the private sector
The Bank must pay the third party if there is any breach of what has been agreed upon or due to the economic insolvency of the client.
Contingent liabilities
Possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events, not wholly within the control of the Bank, or present obligations that arise from past events but are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligations or the amount of the obligations cannot be measured with sufficient reliability, are not recognized in the consolidated statement of financial position, but instead are disclosed as contingent liabilities, unless the possibility of an outflow of resources embodying economic benefits is remote, in which case no disclosure is required.

Contingent assets
Possible assets that arise from past events whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events, not wholly within the control of the Bank, are not recognized in the consolidated statement of financial position; instead, these are disclosed as contingent assets where an inflow of economic benefits is probable. When the realization of income is virtually certain, then the related asset is not a contingent asset and its recognition is appropriate.
18.  Revenue recognition
The Bank recognizes revenue from ordinary activities, which represent the transfer of goods or services committed with customers in exchange for an amount that reflects the consideration to which the entity expects to be entitled. For performance obligations where none of the conditions for revenue recognition over time are met, the Bank satisfies the performance obligation at a point in time, at which the customer obtains control of the promised services.
Revenue is measured based on the consideration specified in the contract with the customer, and excludes amounts received on behalf of third parties when the Bank is an agent. The Bank recognizes revenue when it transfers control over a good or service to a customer. Revenue is presented net of reimbursements and discounts and after eliminating inter-group sales. The Bank evaluates its revenue categories based on specific criteria to determine whether it acts as principal or agent. Revenue is recognized to the extent that it is probable that economic benefits will flow to the Bank and it is possible to reliably measure the related revenues and costs.
When the Bank fulfills a performance obligation through the delivery of promised goods or services to customer, it creates a contractual asset for the consideration amount obtained with the performance. The Bank recognizes the contractual assets as current assets, as they are expected to be realized within the normal operating cycle.
The costs of contracts eligible for capitalization as incremental costs when obtaining a contract are recognized as a contractual asset. Contractual costs are capitalized when incurred if the Bank expects to recover those costs. Contractual costs constitute non-current assets to the extent that the Bank expects to receive the economic benefits of those assets in a period greater than twelve months. The contractual costs are amortized systematically and consistently with the transfer of the services to the customer once the corresponding revenue has been recognized. The capitalized contractual costs are impaired if the customer withdraws or if the carrying amount of the asset exceeds the projection of the discounted cash flows that are related to the contract.
Interest income comprises income of financial assets at amortized cost or at fair value through other comprehensive income. Interest income is recognized using the effective interest rate method, the computation takes into account all the contractual conditions of the financial instrument (for example, prepayment options) and includes incremental fees and commissions (for example, certain loan commitment fees) or expenses that are directly attributed to the instrument and are an integral part of the effective interest rate, without taking account future credit losses.
Valuation income relates to debt securities at fair value, where gains and losses arising from changes in fair value are included in the consolidated statement of income as “Interest and valuation on financial instruments”.
Fees and services commissions are recognized as the right to consideration is obtained through the exchange of goods or services that the entity has transferred to a customer. Therefore, the Bank recognizes some fees as revenue over time, such as income from commissions and asset management, custody and other administration and advisory commissions. While other fees are recognized as revenue at a point in time of completion of the underlying transaction, like commissions arising from the negotiation or participation in the negotiation of a transaction for a third party, such as the acquisition of shares or other securities or the purchase or sale of businesses. In addition, the Bank maintains a credit card loyalty program to provide incentives to its customers. The program allows customers to purchase goods and services, based on the exchange of awards points, which are awarded based on purchases using the Bank's credit cards and the fulfillment of certain conditions established in such program. The redemption of points for prizes is carried out by a third party. Therefore, the expenses of the Bank's commitments with its clients arising from this program are recognized as a lower value of the fees and commission income, considering the total number of points that can be redeemed over the accumulated prizes and the probability of redemptions.
Dividend revenue of investments that are not associates or joint ventures are recognized when the right to payment of the Bank is established, which is generally when the shareholders declare the dividend. These are included in the consolidated statement of income as “Dividends and net income on equity investments”.
19.   Income tax
Income tax includes current tax and deferred tax. The current tax is the income tax payable with respect to the profit for the fiscal year, which arises in profit or other comprehensive income. A provision is made for current tax considering the tax bases and tax rates enacted in each of the jurisdictions where the Bank is located, at the date of preparation of the consolidated financial statements.
The Bank recognizes, when appropriate, deferred tax assets and liabilities by estimating the future tax effects attributable to differences between book values of assets, liabilities and their tax bases. Deferred tax assets and liabilities are measured based on the tax rate that, in accordance with the valid tax laws in each country where the Bank has operations, must be applied in the year in which the deferred tax assets and liabilities are expected to be realized or settled. The future effects of changes in tax laws or tax rates are recognized in the deferred taxes as from the date of publication of the law providing for such changes.
Tax bases for deferred tax must be calculated by factoring in the definition of IAS 12 Income tax and the value of the assets and liabilities that will be realized or settled in the future according to the valid tax laws of each of the countries where the Bank has operations.
Deferred tax liabilities due to deductible temporary differences associated with investments in subsidiary and associated entities or shares in joint ventures, are recognized, except when the Bank is able to control the period in which the deductible temporary difference is reverted, and it is likely that the temporary difference will not be reverted in the foreseeable future.
Deferred tax assets, identified with temporary differences, are only recognized if it is considered likely that the Bank will have sufficient taxable income in the future that allows it to be recovered based on the stand-alone entity expected cash flow forecast for the next three years.
Tax credit from fiscal losses and surplus amounts from the presumptive income on the net income are recognized as a deferred asset, provided that it is likely that the Bank will generate future net income to allow their offset.
The deferred tax is recorded as debit or credit according to the result of each of the companies that form the Bank, and for the purpose of disclosure on the consolidated statement of financial position it is disclosed as net.
The deferred income tax expense is recognized in the consolidated statement of income under the heading “Income tax”, except when referring to amounts directly recognized in OCI (Other Comprehensive Income).
Regulatory changes in tax laws and in tax rates are recognized in the consolidated statement of income under the heading “Income Tax” in the period when such rule becomes enforceable. Interest and fines are recognized in the consolidated statement of income under the other administrative and general expenses or in the caption "Income tax" of the consolidated income statement, when applicable.
The Bank periodically assesses the tax positions adopted in tax returns, and, according to the results of the tax audits conducted by the tax authorities, determines possible tax outcomes provided it has a present obligation and it is more likely than not that the Bank will have to dispose of the economic resources to cancel the obligation, and the Bank can make an accurate estimate of the amount of the obligation.

For further information about deferred tax considerations derived from the last Colombian tax reform (Law 2277 of 2022), see Note 13. Income tax.
Transfer pricing policy
The Bank has as a general policy that each of its companies be responsible for their income, costs and expenses independently. The policy takes into account the regulation for the Parent Company provided for in the Organic Statute of the Financial System (article 119, numeral 4) which in relation to the autonomy of the subsidiaries states that: The activity of the subsidiaries of entities subject to the control and supervision of the SFC must be carried out in conditions of independence and administrative autonomy, so that they have sufficient decision-making capacity to carry out the operations that constitute their object.
The Bank recognizes arm’s length operations with foreign economic links. These operations are documented and reported to the tax Administration according to the last evaluation date corresponding to the previous year.
E.   Use of estimates and judgments
The preparation of consolidated financial statements requires Bank's Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Judgments or changes in assumptions are disclosed in the notes to the consolidated financial statements. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under current circumstances. Actual results may differ from these estimates if assumptions and conditions change.
The significant accounting estimates that the Bank uses in preparing its consolidated financial statements are detailed below:
1.     Credit risk impairment
As disclosed by Management and described in section D. Material Accounting Policies, paragraph 4.1.2. Impairment of financial assets at amortized cost or at fair value through other comprehensive income ‘FVTOCI’, expected credit losses are calculated using individual and collective models and methodologies based on significant assumptions and judgment considering historical credit data, current borrower situation and reasonable and supportable forecasts of future economic conditions. Collective models include parameters of probability of default at 12 months, probability of default throughout the lifetime of the obligation, loss given default, and exposure at default with the inclusion of the prospective approach that include assumptions of future macroeconomic conditions in plausible future scenarios. In addition, for loans individually assessed in stage 3, the Bank will evaluate defaulted significant loans, analyzing the debt profile of each debtor, the fair value of guarantees granted, information on credit behavior and the future cash flows expected from the client.
The estimation of impairment charges is a critical accounting policy because of the significance of this line item, the sensitivity of the charges to changes in assumptions about future events (behavior of the expected macroeconomic variables), weighting of macroeconomic scenarios and other somewhat subjective judgments that are incorporated in the individual credit loss models.
Some relevant assumptions must be made to operate the mathematical models behind the expected credit loss assessment. Assumptions are constructed from historical data to consider whether a customer has a significant increase in risk or is in default; these are reviewed by expert panels. Other assumptions such as future economic conditions, the simulation of reasonable future economic scenarios and the likelihood of those scenarios have a high impact on lifetime default probability models. These scenarios are determined and leveraged by the Direction of Economic Research.

The main factors considered in collective estimations of credit losses are the definition of significant increase in credit risk, definition of default, collateral values, loan maturity and macroeconomic forecast of variables such as unemployment, GDP, interest rates, among others. It is also important to consider any other variable that could influence a client´s willingness to pay.
In addition, individual credit loss models consider assumptions on how the financial performance and future cash flow of a client could be affected, the client’s expected future operational and commercial activity, the capacity to generate sufficient cash to pay debt obligations and trends and regulatory changes in the economic sector in which the client operates, changes in the collateral value, weighting of the scenarios used, as well as other internal or external factors. For further information, see Note 6. Loans and advances to customers, net and Risk management.
Given the inherent uncertainties and the high level of subjectivity involved in the assessment of three following factors, it is possible that the outcomes in the next financial year could differ from the expectations on which Management’s estimates are based:
•Exposure at default: The exposed balance of assets to the current capital balance, interest, and receivable accounts. In the case of products whose nature is revolving and that have an available borrowing that is susceptible to be used in its entirety according to loan contracts subscribed with clients, this parameter includes an estimation of the use of those products after the client’s default.
•Probability of default (“PD”): This is the probability that the debtor fails to fulfill their obligations of capital and/or interest payment over a period of 12 months. This is linked to the rating/scoring of each debtor/operation.
•Loss given default (“LGD”): This is defined as the economic impairment that the entity would incur in the event of any instance of default. This depends mainly upon the characteristics of the debtor and upon the valuation of guarantees or collateral associated with the operation.
Impairment loss models and methodologies, and the related assumptions, are assessed by the Bank Chief Risk Officer (“CRO”) on a regular basis, using robust validation procedures in order to assure a reasonable coverage of effective losses. This process enables Management to periodically determine whether assumptions and models used to measure credit risk impairment should be adjusted to achieve more precise estimations. Internal controls, data governance standards and approval processes, have been implemented by the Bank to make estimations more accurate.
2.     Impairment testing of cash generating units (“CGU”), including goodwill
The Bank tests goodwill recognized upon business combinations for impairment at least annually. The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generating units and the allocation of goodwill based on the expectations of which operating segments of the Bank will benefit from the acquisition. The fair value of the acquired companies is sensitive to changes in the valuation models’ assumptions. Adverse changes in any of the factors underlying these assumptions could lead the Bank to record a goodwill impairment charge. Management believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. See Note 12. Goodwill and intangible assets, net, for further information related to carrying amount, valuation methodologies, key assumptions, sensitivities and the allocation of goodwill.
3.     Recognition of digital assets
Currently, there is no specific definitive guidance in IFRS or alternative accounting frameworks to account for the recognition of digital assets held by the Bank, as well as the custody of digital assets held for customers, so management has exercised significant judgment in determining the appropriate accounting treatment.
The Bank has considered that it acts in the quality of a commodity trader, as defined in IAS 2, Inventories, by characterizing certain of its holdings as inventories, or more specifically, digital assets. The business model for digital assets will be to sell them in the near future and generate a profit from fluctuations in price or dealer margin. So, inventories held by commodity broker-dealers are measured at fair value less costs to sale. When such inventories are measured on that basis, changes in value are recognized in profit or loss in the period.
With respect to the custody of digital assets held by customers, the Bank recognizes a liability for the obligation to safeguard user's assets and recognizes an associated asset for the cryptographic assets safeguarded. Both the liability and the asset must be measured initially and subsequently at the fair value of the crypto assets being safeguarded.
In the event that the IASB issues final guidance, the Bank may be required to modify its accounting policies, which could have a significant effect on the Bank´s consolidated financial statements.
4.      Deferred tax
Deferred tax assets and liabilities are recorded on deductible or levied temporary differences originating between tax and accounting bases, taking into account the tax rules applicable in each country where the Bank has operations. Due to the changing conditions of the political, social and economic environment, the constant amendments to tax legislation and the permanent changes in the tax principles and changes in interpretations by tax authorities determining the tax bases for the deferred tax items involves difficult judgments including estimates of future gains, offsets or tax deductions. Accordingly, the determination of the deferred tax is considered a critical accounting policy.
For more information relating to the nature of deferred tax assets and liabilities recognized by the Bank, please see Note 13. Income tax.
5.     Provisions and contingent liabilities
The Bank is subject to contingent liabilities, including those arising from judicial, regulatory and arbitration proceedings, tax and other claims arising from the conduct of the Bank's business activities. These contingencies are evaluated based on Management’s best estimates and provisions are established for legal and other claims by assessing the likelihood of the loss actually occurring as probable, possible or remote. Contingences are provisioned and recorded when all the information available indicates that it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation before the consolidated statement of financial position date and the amounts may be reasonably estimated. The Bank engages internal and external experts in assessing probability and in estimating timing, nature and amount of outflows that may result from past events.
Provisions are determined by Management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, which estimate is discounted using a risk-free rate which reflects current market assessments of the time value of money in each country, which for Colombia is the interest rate on treasury bonds “TES”.
Throughout the life of a contingency, the Bank may learn of additional information that can affect assessments regarding probability or the estimates of amounts involved; changes in these assessments can lead to changes in recorded provisions.
The Bank considers the estimates used to determine the provisions for contingent liabilities critical estimates because the probability of their occurrence and the amounts that the Bank may be required to pay are based on the Bank judgment and those of its internal and external experts, which will not necessarily coincide with the future outcome of the proceedings. For further information regarding legal proceedings and contingencies and their carrying amounts, see Note 21. Provisions and contingent liabilities.
6.      Fair value of assets and liabilities
The fair value of the Bank's assets and liabilities is determined at the date of the consolidated statement of financial position. The Bank's fair value measurement process considers the characteristics of the asset or liability in the same way that market participants would take them into account when pricing the asset or liability at the measurement date; the estimate takes into account inputs from valuation techniques used to measure fair value.

To increase consistency and comparability in fair value measurements and related disclosures, the Bank specifies different levels of inputs that may be used to measure the fair value of financial instruments, as follows:
Level 1: Assets and liabilities are classified as Level 1 if there are observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis. Instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions.
Level 2: Assets and liabilities are classified as Level 2 if in the absence of a market price for a specific financial instrument, its fair value is estimated using models whose input data are observable for recent transactions of identical or similar instruments.
Level 3: Assets and liabilities are classified as level 3 if unobservable input data were used in the measurement of fair value that are supported by little or no market activity and that are significant to the fair value of these assets or liabilities. The fair value of Level 3 financial assets and liabilities is determined using pricing models, discounted cash flow methodologies or similar techniques.
Transfers into or out of Level 3 are made if the significant inputs used in the financial models measuring the fair values of the assets and liabilities became unobservable or observable, respectively, in the current marketplace. All transfers between the aforementioned levels are assumed to occur at the end of the reporting period.
The measurement of the fair value of financial instruments generally involves a higher degree of complexity and requires the application of judgments especially when the models use unobservable inputs (level 3) based on the assumptions that would be used in the market to determine the price for assets or liabilities. Determination of these assumptions includes consideration of market conditions and liquidity levels. Changes in the market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value.
When developing fair value measurements, the Bank maximizes the use of observable inputs and minimizes the use of unobservable inputs in measuring fair value. Additionally, the Bank uses third-party pricing services to obtain fair values, which are used to either record the price of an instrument or to corroborate internally developed prices. Third-party price validation procedures are performed over the reasonableness of the fair value measurements. For further details regarding carrying amount and sensitivity disclosures, please see Note 30. Fair value of assets and liabilities.
7.     Measurement of employee benefits
The measurement of post-employment benefit obligations and long-term employee benefits takes into account a range of inputs and it is dependent upon a series of assumptions of future events. The projected unit credit method is used to determine the present value of the obligation for the defined benefits and its associated cost. Future measurements of obligations may differ to those presented in the consolidated financial statements, among others, due to changes in economic and demographic assumptions and significant events. The actuarial valuation methodology of the post-employment and long-term benefit plans include typified discount rates by each benefit plan, with the objective of presenting more relevant information on the value of these plans in the consolidated financial statements. For further information, see Note 19. Employee benefit plans.
8.     Transaction price determination
With respect to contracts with the Bank's customers, for the determination of the transaction price, the Bank allocates to each one of the performance obligations under the contract the price which represents the value expected to be received in respect of each such performance obligation based on its relative stand-alone selling price. Such price is determined based on the cost of each service, related tax and associated risks to the operation and inherent to the transaction, plus the margin expected to be received for the services, considering in each case the market price for the service, the conditions agreed with the customer and the customer’s segment. The Bank has fixed and variable prices considering the characteristics of each service, future events, discounts, returns and other variables that may influence the selling price. No significant financing components are factored in the determination of the selling price. For further information, see Note 25. Operating income.
9.      Leases
The measurement of the right-of-use asset and of the lease liabilities requires a series of judgments, among which are the determination of the term of the lease and the rate used in discounting the cash flows. The term of the lease is defined according to the historical information of the contracts and the period over which an asset is expected to be economically usable, which involves a high degree of uncertainty due to the use of relevant information about past events. In the Bank's case, the weighted average lessee’s incremental borrowing rate was used to discount the cash flows associated with the leasing contracts. The Bank performs analysis taking into account the currency, lease term, economic environment and class of underlying assets, as to determine the weighted average lessee’s incremental borrowing rate. For further information, see Note 11. Leases.
10.   Uncertainty over income tax treatments
In the process of determining the current and deferred tax for periods subject to review by the tax authority, the applicable rules have been applied and interpretations have been made to take positions, on which different interpretations could arise from those made by the entity. Due to the complexity of the tax system, the continuous modifications of the fiscal rules, the accounting changes with implications in the tax bases and in general the legal instability of the country, at any time the tax authority could have different criteria from the Bank. Therefore, a dispute or inspection by the tax authority on a specific tax treatment may affect the deferred or current tax asset or liability Bank's accounting, in accordance with the requirements of IAS 12.
Management and its advisors believe that their decisions concerning the estimates and judgments made in each fiscal period are in accordance with those required by the current tax regulations, and therefore have not considered it necessary to recognize any additional provisions to those indicated in Note 13. Income tax.
F.     Recently issued accounting pronouncements
a)    Recently issued accounting pronouncements applicable in future periods
Amendments Supplier financing agreements to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: The amendments to IAS 7 and IFRS 7 establish disclosure requirements for vendor financing arrangements. This allows users of financial statements to assess the impact of these arrangements on an entity's liabilities and cash flows. The amendments to IAS 7 and IFRS 7 include: Qualitative and quantitative disclosure requirements, Clarification of the characteristics of the agreements that qualify or not, as vendor financing contracts.

This amendment is effective as of January 1, 2024. This amendment do not apply to the Bank.

Amendments to IFRS 9 Financial instruments and IFRS 7 Financial instruments: disclosures - Classification and measurement of financial instruments: In May 2024, the Board issued amendments to the classification and measurement requirements in IFRS 9. These amendments respond to feedback from post-implementation review of the accounting standard and clarify the requirements in areas where stakeholders have raised concerns, or where new issues have emerged since IFRS 9 was issued.
These amendments include:
–Clarifying the classification of financial assets with environmental, social and corporate governance (ESG) and similar features: ESG-linked features in loans could affect whether the loans are measured at amortised cost or fair value. To resolve any potential diversity in practice, the amendments clarify how the contractual cash flows on such loans should be assessed.

–Settlement of liabilities through electronic payment systems: The amendments clarify the date on which a financial asset or financial liability is derecognised. The IASB also decided to develop an accounting policy option to allow a company to derecognise a financial liability before it delivers cash on the settlement date if specified criteria are met.

With these amendments, the IASB has also introduced additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features, for example features tied to ESG-linked targets.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024, and early application is permitted.

Management is assessing the impact that these amendments will have on the Bank's consolidated financial statements and disclosures.

New standard NIIF 18 Presentation and Disclosure in Financial Statements: In April 2024, the Board issued IFRS 18 to replace IAS 1 Presentation of Financial Statements. IFRS 18 introduces three sets of new requirements to improve the way companies report their financial performance and give investors a better basis for analyzing and comparing companies:

–Improved comparability in the statement of income: IFRS 18 introduces three defined categories for income and expenses (operating, investing and financing) to improve the structure of the statement of income, and requires all companies to provide new defined subtotals, including operating profit.
–Enhanced transparency of management-defined performance measures: The new standard requires companies to disclose explanations of those company-specific measures that are related to the statement of income, referred to as management-defined performance measures.
–More useful grouping of information in the financial statements: IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. In addition, the new standard requires companies to provide more transparency about operating expenses, helping investors to find and understand the information they need.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and early application is permitted.

Management is assessing the impact that these amendments will have on the Bank's consolidated financial statements and disclosures.

Annual improvements to IFRS: On July 18, 2024, the Board issued narrow amendments to IFRS and accompanying guidance as part of its regular maintenance of the Standards. These amendments include clarifications, simplifications, corrections and changes aimed at improving the consistency of several IFRS, including IFRS 1 First-time Adoption of International Financial Reporting Standards; IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7; IFRS 9 Financial Instruments; IFRS 10 Consolidated Financial Statements; and IAS 7 Statement of Cash Flows.

The amendments are effective for annual periods beginning on or after 1 January 2026, with earlier application permitted.

These amendments have been reviewed by Management and have no impact on the Bank's consolidated financial statements and disclosures, due to the annual improvements are limited to changes that either clarify the wording in an IFRS or correct relatively minor unintended consequences or oversights in the Accounting Standards.

NOTE 3. OPERATING SEGMENTS

Operating segments are defined as components of an entity about which separate financial information is available and that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and assessing performance; the CODM is comprised of the Bank’s President (CEO) and Financial Vicepresident (CFO). The segment information has been prepared following the Bank’s accounting policies and has been presented consistently with the internal reports provided to the CODM.

The chief operating decision maker (CODM) uses a variety of information and key financial data on a segment basis to assess the performance and make decisions regarding the investment and allocation of resources, such as:

•Net interest margin (Net margin on financial instruments divided by average interest-earning assets).
•Return on average total assets (Net income divided by average total assets).
•Return on average stockholders’ equity.
•Efficiency ratio (Operating expenses as a percentage of interest, fees, services and other operating income).
•Asset quality and loan coverage ratios.

The Bank has the following segments: Banking Colombia, Banking Panama, Banking El Salvador, Banking Guatemala, Trust, Investment Banking, Brokerage, International Banking and All other segments. The factors used to identify the Bank’s reportable segments are the nature of the products and services provided by the subsidiaries and the geographical locations where the subsidiaries are domiciled, in line with the CODM’s operating decisions related to the results of each segment.

The Bank’s operating segments are comprised as follows:

• Banking Colombia

This segment provides retail and corporate banking products and services to individuals, companies and national and local governments in Colombia. The Bank’s strategy in Colombia is to grow with these clients based on value added and long-term relationships. In order to offer specialized services to individuals to guarantee quality service and promote business growth and country development.

In order to offer specialized services to individuals, small and medium-sized enterprises (SMEs) and large companies, the individual sales force classifies its target customers as: Personal, Plus and Corporate. The Bank´s corporate and government sales force targets and specializes in companies with more than COP 100,000 in revenue in twelve economic sectors: agribusiness, commerce, manufacturing of supplies and materials, consumer goods, financial services, health, education, construction, government, infrastructure, real estate, and natural resources.

This segment is responsible for managing the Bank operations with its own portfolio, liquidity and distribution of treasury products and services to its customers in Colombia.

As of December 31, 2024, Nequi is in process to obtain an authorization certificate or operating permit, accredited by the Financial Superintendence of Colombia in order to operate. For further information, see Note 1. Reporting Entity.

• Banking Panama

This segment provides retail and commercial banking products and services to individuals and companies in Panama and includes all the operations of Banistmo S.A. and its subsidiaries, which are managed and monitored by the CODM on a consolidated basis. Banking Panama also includes operations of the following operational stage subsidiaries: Banistmo Investment Corporation S.A., Leasing Banistmo S.A. y Valores Banistmo S.A.; and of the following non-operational subsidiaries: Banistmo Panamá Fondo de Inversión S.A., Banistmo Capital Markets Group Inc., Anavi Investment Corporation S.A., Desarrollo de Oriente S.A., Steens Enterprises S.A. and Ordway Holdings S.A.

This segment is also responsible for the management of Banistmo’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Panama.

• Banking El Salvador

This segment provides retail and commercial banking products and services to individuals, companies and national and local governments in El Salvador through Banco Agrícola S.A. Banking El Salvador also includes operations of the following subsidiaries: Banagrícola S.A, Inversiones Financieras Banco Agrícola S.A. IFBA, Bagrícola Costa Rica S.A., Gestora de Fondos de Inversión Banagricola, S.A, Valores Banagrícola S.A. de C.V., Accelera S.A. de C.V. (before Credibac S.A. de C.V.) and Arrendadora Financiera S.A. Arfinsa.

This segment is also responsible for the management of Banco Agrícola’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in El Salvador.

• Banking Guatemala

This segment provides retail and commercial banking and insurance products and services to individuals, companies and national and local governments in Guatemala through Banco Agromercantil de Guatemala S.A., Banking Guatemala also includes operations of the following subsidiaries: Seguros Agromercantil S.A., Financiera Agromercantil S.A., Agrovalores S.A., Arrendadora Agromercantil S.A., Asistencia y Ajustes S.A., Serproba S.A., Servicios de Formalización S.A., Conserjería, Mantenimiento y Mensajería S.A.(company in liquidation), New Alma Enterprises LTD. On June 29, 2023, Agencia de Seguros y Fianzas Agromercantil S.A.S. was wound up. The assets and liabilities of operations in Barbados through Mercom Bank were transferred to other companies, leaving the balances of the credit portfolio and deposit portfolio at zero as of January 31, 2023. As of December 31, 2024, the company is in the process of dissolution and liquidation, for further information, see Note 1. Reporting Entity.

This segment is also responsible for the management of Banco Agromercantil’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Guatemala.

• Trust

This segment provides trust and asset management services to clients in Colombia through Fiduciaria Bancolombia S.A. Sociedad Fiduciaria.

The main products offered by this segment include money market accounts, mutual and pension funds, private equity funds, payment trust, custody services and corporate trust.

• Investment Banking

This segment provides corporate and project financial advisory services, underwriting, capital markets services and private equity management through Banca de Inversión Bancolombia S.A. Corporación Financiera. Its customers include private and publicly-held corporations as well as government institutions.

• Brokerage

This segment provides brokerage, investment advisory and private banking services to individuals and institutions through Valores Bancolombia S.A. Comisionista de Bolsa. It sells and distributes equities, futures, foreign currencies, fixed income securities, mutual funds and structured products.

This segments also includes the operations of Bancolombia Capital Holdings USA LLC, Bancolombia Capital LLC and Bancolombia Capital Advisers LLC, to provide broker-dealer and investment advisor services in the United States.

• International Banking

This segment provides a complete line of international banking services to Colombian and foreign customers through Bancolombia Panamá S.A. and Bancolombia Puerto Rico International, Inc. It offers loans to private sector companies, trade financing, leases financing and financing for industrial projects, as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments. Through these subsidiaries, the Bank also offers investment opportunities in U.S. dollars, savings and checking accounts, time deposits, and investment funds to its high net worth clients and private banking customers.
Operations in the Cayman Islands through Sinesa Cayman, Inc. (before Bancolombia Cayman) have been canceled or transferred. As of December 31, 2024, the company is in the process of dissolution and liquidation. For further information, see Note 1. Reporting entity.

• All other segments

This segment provides financial and operating lease activities, including leasing services to clients in Colombia. Bancolombia offers these services mainly through Renting Colombia S.A.S. Additionally, the Bank provides real estate service through the FCP Fondo Inmobiliario Colombia, P.A. FAI CALLE 77, P.A. Nomad Salitre, P.A. Mercurio, P.A. Nomad Central, P.A. Calle 84 (2), P.A. Calle 84 (3) and since 2024 through P.A. Cedis Sodimac, P.A. Nomad Distrito Vera and P.A. Nexo. The General Assembly of Shareholders approved the liquidation of Transportempo S.A.S. (minute No. 98 of July 3, 2024)

This segment also includes results from the operations of other investment vehicles of the Bank: Valores Simesa S.A., Negocios Digitales Colombia S.A.S., Inversiones CFNS S.A.S., Sistema de Inversiones y Negocios S.A. Sinesa and the technology services company Wompi S.A.S. In addition, it includes Wenia LTD, a corporate vehicle for the creation and implementation of operating systems and software applications and it includes Wenia S.A.S. and Wenia P.A.

In accordance with IFRS 8, the figures reported in "all other segments" combine the information on operating segments that did not meet the quantitative thresholds defined by this same standard, i.e., the absolute individual amount of their reported results is, in absolute terms, less than 10 percent of the combined results of all segments and their assets represent less than 10 percent of the combined assets of all operating segments of the Bank.

Financial performance by operating segment:

The CODM reviews the performance of the Bank using the following financial information by operating segment:

	For the year ended December 31, 2024
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment banking	Brokerage	International Banking	All other segments	Total segments
In millions of COP
Total interest and valuation on financial instruments	27,543,286	2,689,904	1,851,126	1,939,602	61	6	44,750	1,203,838	271,648	35,544,221
Interest income on loans and financial leases	25,632,102	2,283,111	1,623,427	1,807,334	61	-	5,327	987,378	274,811	32,613,551
Debt investments	1,503,298	316,205	226,122	134,101	-	6	37,480	116,662	41	2,333,915
Derivatives, net	155,794	3,322	775	-	-	-	(2,463)	(94)	(3,204)	154,130
Liquidity operations, net	252,092	87,266	802	(1,833)	-	-	4,406	99,892	-	442,625
Interest expenses	(11,588,039)	(1,336,250)	(437,244)	(804,815)	(192)	-	(165)	(708,671)	(148,535)	(15,023,911)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	15,955,247	1,353,654	1,413,882	1,134,787	(131)	6	44,585	495,167	123,113	20,520,310
Credit impairment charges, net	(4,220,207)	(456,748)	(236,086)	(394,589)	(554)	768	-	(91,617)	(53,316)	(5,452,349)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	11,735,040	896,906	1,177,796	740,198	(685)	774	44,585	403,550	69,797	15,067,961
(Expenses) Revenues from transactions by the operating segments of the Bank	(151,933)	(40,110)	(19,110)	(87,061)	(58,498)	7,823	86,150	410,003	(147,264)	-
Fees and commissions income(1)	5,660,355	562,330	515,734	211,778	448,854	69,266	132,192	51,901	36,428	7,688,838
Fees and commissions expenses	(2,885,272)	(286,392)	(226,445)	(85,700)	(3,804)	(115)	(8,600)	(10,116)	(5,330)	(3,511,774)
Total fees and commissions, net	2,775,083	275,938	289,289	126,078	445,050	69,151	123,592	41,785	31,098	4,177,064
Other operating income	800,252	65,876	40,818	130,140	13,737	1,609	7,566	12,435	1,969,552	3,041,985
Dividends and net income on equity investments(2)	(121,975)	11,474	4,338	1,555	45,558	(97,585)	3,622	25	257,561	104,573
Total operating income, net	15,036,467	1,210,084	1,493,131	910,910	445,162	(18,228)	265,515	867,798	2,180,744	22,391,583
Operating expenses(3)	(8,651,424)	(853,980)	(771,078)	(645,310)	(168,494)	(55,157)	(188,573)	(98,570)	(1,083,199)	(12,515,785)
Impairment, depreciation and amortization	(770,207)	(128,544)	(93,982)	(61,471)	(3,000)	(89)	(2,759)	(8,016)	(49,813)	(1,117,881)
Total operating expenses	(9,421,631)	(982,524)	(865,060)	(706,781)	(171,494)	(55,246)	(191,332)	(106,586)	(1,133,012)	(13,633,666)
Profit before income tax	5,614,836	227,560	628,071	204,129	273,668	(73,474)	74,183	761,212	1,047,732	8,757,917
(1)For further information about income from contracts with customers, see Note 25.3. Commissions income, net.
(2)For further information see Note 25.5. Dividends and net income on equity investments.
(3)Includes Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

	For the year ended December 31, 2023
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment banking	Brokerage	International Banking	All other segments	Total segments
In millions of COP
Total interest and valuation on financial instruments	29,230,060	2,826,559	1,773,140	1,795,543	47	6	45,875	1,112,171	262,758	37,046,159
Interest income on loans and financial leases	28,366,678	2,415,234	1,524,765	1,726,821	47	-	5,076	940,091	262,075	35,240,787
Debt investments	937,090	301,167	236,350	60,534	-	6	36,538	85,091	683	1,657,459
Derivatives, net	(167,887)	817	11,187	-	-	-	(1,747)	(188)	-	(157,818)
Liquidity operations, net	94,179	109,341	838	8,188	-	-	6,008	87,177	-	305,731
Interest expenses	(13,464,980)	(1,238,112)	(464,851)	(731,886)	(179)	(1)	(222)	(596,039)	(172,025)	(16,668,295)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	15,765,080	1,588,447	1,308,289	1,063,657	(132)	5	45,653	516,132	90,733	20,377,864
Credit impairment charges, net	(6,480,377)	(270,501)	(154,938)	(499,368)	(2,893)	(380)	106	4,164	(57,399)	(7,461,586)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	9,284,703	1,317,946	1,153,351	564,289	(3,025)	(375)	45,759	520,296	33,334	12,916,278
(Expenses) Revenues from transactions by the operating segments of the Bank	(187,467)	(34,105)	(17,844)	(76,054)	(16,518)	13,949	68,617	415,508	(166,086)	-
Fees and commissions income(1)	5,252,099	532,930	479,568	223,200	361,965	55,917	103,985	47,228	23,986	7,080,878
Fees and commissions expenses	(2,522,927)	(258,897)	(188,972)	(89,405)	(4,244)	(238)	(8,645)	(11,042)	(12,910)	(3,097,280)
Total fees and commissions, net	2,729,172	274,033	290,596	133,795	357,721	55,679	95,340	36,186	11,076	3,983,598
Other operating income (expenses)	1,575,845	36,939	51,656	130,757	14,107	(1,011)	4,737	16,794	2,149,826	3,979,650
Dividends and net income on equity investments(2)	17,613	13,498	10,982	1,827	33,275	(98,512)	6,416	37	225,049	210,185
Total operating income, net	13,419,866	1,608,311	1,488,741	754,614	385,560	(30,270)	220,869	988,821	2,253,199	21,089,711
Operating expenses(3)	(8,022,042)	(909,843)	(668,105)	(620,928)	(177,626)	(49,759)	(186,212)	(89,219)	(1,093,592)	(11,817,326)
Impairment, depreciation and amortization	(744,346)	(107,716)	(131,921)	(55,243)	(2,218)	(208)	(2,950)	(4,259)	(75,998)	(1,124,859)
Total operating expenses	(8,766,388)	(1,017,559)	(800,026)	(676,171)	(179,844)	(49,967)	(189,162)	(93,478)	(1,169,590)	(12,942,185)
Profit before income tax	4,653,478	590,752	688,715	78,443	205,716	(80,237)	31,707	895,343	1,083,609	8,147,526
(1)For further information about income from contracts with customers, see Note 25.3. Commissions income, net.
(2)For further information see Note 25.5. Dividends and net income on equity investments.
(3)Includes Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

	For the year ended December 31, 2022
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment banking	Brokerage	International Banking	All other segments	Total segments
In millions of COP
Total interest and valuation on financial instruments	20,727,335	2,364,820	1,527,860	1,537,801	72	4	12,996	512,417	113,642	26,796,947
Interest income on loans and financial leases	19,263,960	2,154,151	1,293,556	1,509,143	72	-	511	446,028	116,072	24,783,493
Debt investments	1,361,299	161,974	170,423	27,089	-	4	20,024	48,722	(2,447)	1,787,088
Derivatives, net	108,255	(1,026)	63,494	-	-	-	658	-	-	171,381
Liquidity operations, net	(6,179)	49,721	387	1,569	-	-	(8,197)	17,667	17	54,985
Interest expenses	(6,333,834)	(910,937)	(297,839)	(528,459)	(150)	(4)	(104)	(271,280)	(99,863)	(8,442,470)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	14,393,501	1,453,883	1,230,021	1,009,342	(78)	-	12,892	241,137	13,779	18,354,477
Credit impairment charges, net	(2,971,599)	(545,012)	(102,710)	(168,834)	(796)	(924)	3,133	25,029	(29,984)	(3,791,697)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	11,421,902	908,871	1,127,311	840,508	(874)	(924)	16,025	266,166	(16,205)	14,562,780
(Expenses) Revenues from transactions by the operating segments of the Bank	(32,163)	(25,022)	(7,371)	(45,526)	(12,658)	3,404	53,229	212,049	(145,942)	-
Fees and commissions income(1)	4,684,563	446,583	444,177	218,554	318,869	86,232	111,366	42,021	18,161	6,370,526
Fees and commissions expenses	(2,099,585)	(210,004)	(170,563)	(91,424)	(3,668)	(269)	(6,160)	(8,025)	(468)	(2,590,166)
Total fees and commissions, net	2,584,978	236,579	273,614	127,130	315,201	85,963	105,206	33,996	17,693	3,780,360
Other operating (expenses) income	(72,994)	51,494	19,685	129,403	14,897	671	13,575	9,954	1,886,750	2,053,435
Dividends and net income on equity investments(2)	(8,058)	9,655	5,340	828	2,164	8,760	(4,314)	35	221,444	235,854
Total operating income, net	13,893,665	1,181,577	1,418,579	1,052,343	318,730	97,874	183,721	522,200	1,963,740	20,632,429
Operating expenses(3)	(6,600,686)	(797,091)	(639,748)	(577,497)	(153,377)	(47,997)	(153,317)	(79,814)	(857,541)	(9,907,068)
Impairment, depreciation and amortization	(613,807)	(110,293)	(106,601)	(54,999)	(1,630)	(232)	(1,754)	(2,626)	(88,633)	(980,575)
Total operating expenses	(7,214,493)	(907,384)	(746,349)	(632,496)	(155,007)	(48,229)	(155,071)	(82,440)	(946,174)	(10,887,643)
Profit before income tax	6,679,172	274,193	672,230	419,847	163,723	49,645	28,650	439,760	1,017,566	9,744,786
(1)For further information about income from contracts with customers, see Note 25.3. Commissions income, net.
(2)For further information see Note 25.5. Dividends and net income on equity investments.
(3)Includes Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

The following table presents financial information of the total assets and liabilities by operating segment:

As of December 31, 2024
In millions of COP
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment banking	Brokerage	International Banking	All other segments	Total before eliminations	Adjustments for consolidation	Total after eliminations
Total assets	266,593,755	45,964,767	26,670,513	27,332,834	719,006	1,464,180	398,066	35,272,842	10,901,576	415,317,539	(43,102,157)	372,215,382
Total liabilities	222,402,215	41,132,907	23,889,120	25,018,466	153,181	48,620	122,213	24,248,959	4,639,406	341,655,087	(14,023,980)	327,631,107

As of December 31, 2023
In millions of COP
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment banking	Brokerage	International Banking	All other segments	Total before eliminations	Adjustments for consolidation	Total after eliminations
Total assets	254,367,378	40,740,495	21,608,586	21,377,205	658,547	1,719,824	351,694	30,199,897	10,224,734	381,248,360	(38,319,551)	342,928,809
Total liabilities	216,200,157	36,315,750	19,220,367	19,469,075	138,171	51,841	121,423	20,734,521	4,874,547	317,125,852	(13,246,772)	303,879,080
The following table presents financial information of the investments in associates and joint ventures by operating segment:

As of December 31, 2024(1)
	Banking Colombia	Banking El Salvador	Trust	Investment banking	All other segments	Total
In millions of COP
Investments in associates and joint ventures	205,311	27,621	300,881	499,195	1,895,976	2,928,984
Equity method	(28,130)	4,320	45,312	58,507	142,563	222,572

(1)As of December 31, 2024, Banking Panama, Banking Guatemala, Brokerage and International Banking did not have investments in associates and joint ventures.

As of December 31, 2023(1)
	Banking Colombia	Banking El Salvador	Trust	Investment banking	All other segments	Total
In millions of COP
Investments in associates and joint ventures	332,862	21,292	285,838	617,982	1,739,629	2,997,603
Equity method	(52,183)	2,730	30,043	4,398	128,127	113,115
(1)As of December 31, 2023, Banking Panama, Banking Guatemala, Brokerage and International Banking did not have investments in associates and joint ventures.
For additional information related to investment in associates and joint ventures, see Note 8. Investments in associates and joint ventures.
Information about products and services
The Bank does not report revenues from external customers for each product and service or each group of similar products and services, because the information is not available and the cost to develop it is excessive.
Geographic information
The following summarizes the Bank’s total interest and valuation and long-lived assets attributable to Colombia and other foreign countries based on the country where the Interest and valuation was originated:

	2024		2023		2022
Geographic information	Interest and valuation(1)	Long-lived assets(2)	Interest and valuation(1)	Long-lived assets(2)	Interest and valuation(1)	Long-lived assets(2)
In millions of COP
Colombia	28,127,681	13,614,718	29,812,448	13,466,457	20,977,845	12,666,847
Panama	4,156,413	995,045	4,234,542	877,407	3,023,461	1,042,824
El Salvador	1,852,097	607,601	1,774,165	547,357	1,528,264	636,071
Guatemala	1,939,808	436,804	1,795,597	361,840	1,537,811	445,288
United States of America	63	4,176	55	4,805	-	7,504
Bermuda	177	4,416	184	3,434	2	-
Puerto Rico	187,913	1,552	149,541	1,297	64,709	2,328
Total	36,264,152	15,664,312	37,766,532	15,262,597	27,132,092	14,800,862
Eliminations and adjustment	(719,931)	8,453,369	(720,373)	7,000,343	(335,145)	8,795,011
Total, net	35,544,221	24,117,681	37,046,159	22,262,940	26,796,947	23,595,873
(1)Includes interest and valuation on financial instruments.
(2)Includes assets held for sale, premises and equipment, net, investment property, right-of-use assets, goodwill and intangible assets, net.

NOTE 4. CASH AND CASH EQUIVALENTS
For purposes of the Consolidated Statement of Cash Flow and the Consolidated Statement of Financial Position, the following assets are considered as cash and cash equivalents:

	December 31, 2024	December 31, 2023
In millions of COP
Cash and balances at central bank
Cash	9,439,363	8,830,305
Due from central banks(1)(2)	7,504,135	11,248,230
Due from other private financial entities	7,778,937	7,607,921
Checks on hold	132,929	214,004
Remittances of domestic negotiated checks in transit	26,172	74,524
Total cash and due from banks	24,881,536	27,974,984
Money market transactions
Interbank borrowings	2,239,615	3,983,699
Reverse repurchase agreements and other similar secured loans(3)	5,722,948	7,840,926
Total money market transactions	7,962,563	11,824,625
Total cash and cash equivalents	32,844,099	39,799,609
(1)According to External Resolution No. 3 of 2024 of Banco de la República de Colombia, which amends External Resolution No. 5 of 2008, Bancolombia S.A. must maintain, the equivalent of 7%, (8% as of December 2023) of the deposits mentioned in Article 1, paragraph (a), and the equivalent of 2.5% (3.5% as of December 2023) of its customer’s deposits with a maturity of less than 18 months (paragraph b), as ordinary reserve, represented in deposits at the Central Bank or as cash in hand. In addition, according to Resolution Number 177 of 2002 issued by the Guatemala Monetary Board, Grupo Agromercantil Holding through its subsidiary Banco Agromercantil de Guatemala must maintain the equivalent of 14.60% of its customer’s deposits daily balances as a legal banking reserve, represented in unrestricted deposits at the Bank of Guatemala. Additionally, circular SBP-DR-CIRCULAR-2024-0036 dated July 02, 2024, communicates the decision of the Superintendency of Banks of Panama to maintain the percentage established in the General Resolution of the Board of Directors SBP-GJD-0003-2014 dated January 28, 2014, which sets at 30.00% the minimum legal liquidity rate that Panamanian banks must maintain. Finally, in accordance with temporary rule NPBT-13, which is effective from September 25, 2024, to March 25, 2025, Banco Agrícola must maintain an equivalent average daily amount of its deposits and debt instruments in issue as a liquidity reserve between 1.00% and 16.00% represented in unrestricted deposits or debt instruments in issue by El Salvador Central Bank. Once the complete term established, the bank continues with the Technical Norm (NRP-28), issued by the Central Bank, where the Bank must maintain an equivalent amount between 1.00% and 18.00%, which has been in effect since 23 June 2021.
(2)The variation compared to the previous period is mainly due to the usual transactions of Bancolombia operations, as well as the cancellation of interest-bearing deposits of COP 3,500 billion opened in December 2023 and cancelled in January 2024.
(3)The variation is mainly generated by the decrease in Reverse repurchase agreements and other similar secured loans in simultaneous operations with the Cámara de Riesgo Central de Contraparte in Colombia.

As of December 31, 2024 and 2023, there is restricted cash amounting to COP 530,924 and COP 1,082,611, respectively, included in other assets on the Consolidated Statement of Financial Position, which represents margin deposits pledged as collateral for derivative contracts traded through Colombian clearing houses. See Note 14. Other assets, net.

NOTE 5. FINANCIAL ASSETS INVESTMENTS AND DERIVATIVES
5.1   Financial assets investments
The Bank’s securities portfolios at fair value through profit or loss, other comprehensive income and at amortized cost are listed below, as of December 31, 2024 and 2023:
As of December 31, 2024

Financial assets investments	Measurement methodology			Total carrying value, net
	Fair value through profit or loss	Fair value through other comprehensive income, net	Amortized cost, net
In millions of COP
Securities issued by the Colombian Government(1)	11,644,181	2,683,925	159,323	14,487,429
Securities issued by foreign governments(2)	10,283,450	1,484,546	651,494	12,419,490
Corporate bonds	257,326	639,108	3,612,049	4,508,483
Securities issued by government entities	118,760	-	3,380,491	3,499,251
Securities issued by other financial institutions(3)	731,564	276,837	601,521	1,609,922
Total debt instruments(4)	23,035,281	5,084,416	8,404,878	36,524,575
Total equity securities	537,213	474,097	-	1,011,310
Total other instruments financial(5)	34,385	-	-	34,385
Total financial assets investments	23,606,879	5,558,513	8,404,878	37,570,270
(1)The increase in investments in financial assets measured at fair value through profit or loss is mostly due to the acquisition of Colombian treasury instruments (TES) by Bancolombia S.A.
(2)The increase in investments in financial assets measured at fair value through profit or loss mainly corresponds to securities issued by the United States government by Banagrícola S.A., Banistmo S.A., and Grupo Agromercantil Holding S.A.
(3)Includes mortgage-backed securities (TIPS) measured at fair value through profit or loss amounting to COP 142,945. For further information on TIPS’ fair value measurement see Note 30. Fair value of assets and liabilities.
(4)At December 31, the Bank has recognized in the Consolidated Statement of Comprehensive Income COP 23,236 related to debt instruments at fair value through OCI.
(5)Corresponds to convertible notes or agreements for the future purchase of shares, Simple Agreement for Future Equity “SAFE”, by Sistema de Inversiones y Negocios, S.A., Banagrícola S.A., Inversiones CFNS S.A.S. and Bancolombia S.A.

As of December 31, 2023

Financial assets investments	Measurement methodology			Total carrying value, net
	Fair value through profit or loss	Fair value through other comprehensive income, net	Amortized cost, net
In millions of COP
Securities issued by foreign governments	6,274,400	2,437,996	537,831	9,250,227
Securities issued by the Colombian Government	4,725,605	2,725,722	68,624	7,519,951
Corporate bonds	237,234	611,153	2,559,336	3,407,723
Securities issued by government entities	84,990	-	3,129,501	3,214,491
Securities issued by other financial institutions(1)	774,178	373,306	552,790	1,700,274
Total debt instruments(2)	12,096,407	6,148,177	6,848,082	25,092,666
Total equity securities	98,853	444,357	-	543,210
Total other instruments financial(3)	38,319	-	-	38,319
Total financial assets investments	12,233,579	6,592,534	6,848,082	25,674,195
(1)Includes mortgage-backed securities (TIPS) measured at fair value through profit or loss amounting to COP 84,301. For further information on TIPS’ fair value measurement see Note 30. Fair value of assets and liabilities.
(2)At December 31, 2023, the Bank has recognized in the Consolidated Statement of Comprehensive Income COP 93,264 related to debt instruments at fair value through OCI.
(3)Corresponds to convertible notes or agreements for the future purchase of shares, Simple Agreement for Future Equity “SAFE”, by Inversiones CFNS S.A.S., Sistema de Inversiones y Negocios, S.A. and Banagrícola S.A.
The following tables set forth the debt instruments portfolio by maturity:
As of December 31, 2024

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
In millions of COP
Securities at fair value through profit or loss
Securities issued by the Colombian Government	1,019,028	6,767,240	1,157,703	2,700,210	11,644,181
Securities issued by foreign governments	7,088,685	1,835,751	651,529	707,485	10,283,450
Securities issued by other financial institutions	192,039	235,209	200,251	104,065	731,564
Securities issued by government entities	33,854	82,536	2,370	-	118,760
Corporate bonds	42,395	28,019	41,022	145,890	257,326
Subtotal	8,376,001	8,948,755	2,052,875	3,657,650	23,035,281
Fair value through other comprehensive income
Securities issued by the Colombian Government	2,648,354	35,571	-	-	2,683,925
Securities issued by foreign governments	169,992	648,246	497,967	168,341	1,484,546
Corporate bonds	-	73,409	60,922	504,777	639,108
Securities issued by other financial institutions	119,479	51,275	49,744	56,339	276,837
Subtotal	2,937,825	808,501	608,633	729,457	5,084,416
Securities at amortized cost
Corporate bonds	56,847	1,086,392	847,742	1,621,068	3,612,049
Securities issued by government entities	3,330,223	-	-	50,268	3,380,491
Securities issued by foreign governments	143,911	162,996	85,772	258,815	651,494
Securities issued by other financial institutions	201,944	44,699	271,793	83,085	601,521
Securities issued by the Colombian Government	-	51,260	46,598	61,465	159,323
Subtotal	3,732,925	1,345,347	1,251,905	2,074,701	8,404,878
Total debt instruments	15,046,751	11,102,603	3,913,413	6,461,808	36,524,575

As of December 31, 2023

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
In millions of COP
Securities at fair value through profit or loss
Securities issued by foreign governments	4,864,121	513,546	283,020	613,713	6,274,400
Securities issued by the Colombian Government	390,307	2,759,392	491,867	1,084,039	4,725,605
Securities issued by other financial institutions	312,749	236,597	89,526	135,306	774,178
Corporate bonds	39,361	40,930	28,624	128,319	237,234
Securities issued by government entities	48,893	33,601	2,496	-	84,990
Subtotal	5,655,431	3,584,066	895,533	1,961,377	12,096,407
Fair value through other comprehensive income
Securities issued by the Colombian Government	2,672,090	53,632	-	-	2,725,722
Securities issued by foreign governments	1,346,171	598,014	355,927	137,884	2,437,996
Corporate bonds	549	-	63,474	547,130	611,153
Securities issued by other financial institutions	149,124	154,659	-	69,523	373,306
Subtotal	4,167,934	806,305	419,401	754,537	6,148,177
Securities at amortized cost
Securities issued by government entities	3,078,744	-	-	50,757	3,129,501
Corporate bonds	229,811	46,925	322,314	1,960,286	2,559,336
Securities issued by other financial institutions	103,414	106,681	46,969	295,726	552,790
Securities issued by foreign governments	188,651	189,744	56,703	102,733	537,831
Securities issued by the Colombian Government	39,046	-	7,350	22,228	68,624
Subtotal	3,639,666	343,350	433,336	2,431,730	6,848,082
Total debt instruments	13,463,031	4,733,721	1,748,270	5,147,644	25,092,666
For further information related to disclosures of the fair value of securities, please see Note 30. Fair value of assets and liabilities.
Equity securities that are measured at fair value through OCI are considered strategic for the Bank and, thus, there is no intention to sell them in the foreseeable future and that is the main reason for using this presentation alternative.
The following table details the equity instruments designated at fair value through OCI analyzed by listing status:

Equity securities	Carrying amount
	December 31, 2024	December 31, 2023
In millions of COP
Securities at fair value through OCI:
Equity securities listed in Colombia	2	2
Equity securities listed in foreign countries	76,795	78,787
Equity securities unlisted:
Telered S.A.	160,761	164,981
Asociación Gremial de Instituciones Financieras Credibanco S.A.	109,011	110,786
Transacciones y Transferencias, S. A.(1)	55,401	17,346
Compañía de Procesamiento de Medios de Pago Guatemala (Bahamas), S. A.	18,913	16,333
Cámara de Riesgo Central de Contraparte de Colombia S.A.	17,385	14,998
Derecho Fiduciario Inmobiliaria Cadenalco	4,212	4,449
Others	31,617	36,675
Total equity securities at fair value through OCI	474,097	444,357
(1)The increase is due to the valuation of the company during 2024.

The Bank has recognized in the consolidated statement of comprehensive income COP 28,572 in 2024, COP 10,898 in 2023 and COP 32,072 in 2022 related to equity securities and trust funds at fair value through OCI. See Consolidated Statement of Comprehensive Income.
During 2024, 2023 and 2022, no impairment loss was recognized on equity securities. Dividends received from equity investments at fair value through OCI held as of December 31, 2024, 2023 and 2022 amounted to COP 17,194, COP 18,464 and COP 16,842, respectively. See Note 25.5 Dividends and net income on equity investments.

Equity investments do not have a specific maturity date; therefore, they are not included in the maturity detail.

The detail of the securities pledged as collateral as of December 31, 2024 and 2023 is as follows:
As of December 31, 2024

Pledged financial assets	Term	Security pledged	Carrying amount
In millions of COP
Investments pledged as collateral in money market
Securities issued by foreign governments	Up to 3 months	Time deposits	43,424
Securities issued by foreign governments	Between 6 and 12 months	Bonds	26,314
Securities issued by foreign governments	Between 6 and 12 months	Time deposits	109,792
Securities issued by foreign governments	Greater than 12 months	Bonds	48,841
Securities issued by foreign governments	Greater than 12 months	Time deposits	166,849
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	491,472
Securities issued by other financial institutions	Between 3 and 6 months	Time deposits	5,037
Securities issued by other financial institutions	Between 6 and 12 months	Time deposits	4,019
Securities issued by other financial institutions	Greater than 12 months	Bonds	1,876
Securities issued by other financial institutions	Greater than 12 months	Time deposits	29,058
Subtotal investments pledged as collateral in money market			926,682
Investments pledged as collateral in derivative operations
Securities issued by the Colombian Government	Up to 3 months	TES - Treasury instruments	68,903
Securities issued by the Colombian Government	Between 3 and 6 months	TES - Treasury instruments	414,296
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	200,561
Securities issued by foreign governments	Between 6 and 12 months	Foreign issueds	2,229
Subtotal investments pledged as collateral in derivative operations			685,989
Total securities pledged as collateral			1,612,671

As of December 31, 2023

Pledged financial assets	Term	Security pledged	Carrying amount
In millions of COP
Investments pledged as collateral in money market
Securities issued by foreign governments	Up to 3 months	Time deposits	120,477
Securities issued by foreign governments	Between 3 and 6 months	Time deposits	94,582
Securities issued by other financial institutions	Up to 3 months	Time deposits	5,443
Securities issued by other financial institutions	Between 6 and 12 months	Time deposits	2,179
Securities issued by other financial institutions	Greater than 12 months	Time deposits	25,938
Securities issued by other financial institutions	Greater than 12 months	Bonds	6,687
Corporate bonds	Up to 3 months	Bonds	4,570
Subtotal investments pledged as collateral in money market			259,876
Investments pledged as collateral in derivative operations
Securities issued by the Colombian Government	Up to 3 months	TES - Treasury instruments	39,257
Securities issued by the Colombian Government	Between 6 and 12 months	TES - Treasury instruments	7,821
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	1,244,190
Securities issued by foreign governments	Between 3 and 6 months	Foreign issueds	1,875
Subtotal investments pledged as collateral in derivative operations			1,293,143
Total securities pledged as collateral			1,553,019
The following table shows the breakdown of the changes in the gross carrying amount of the debt securities at fair value through other comprehensive income and amortized cost, in order to explain their significance to the changes in the loss allowance for the same portfolio as discussed above:
As of December 31, 2024

Debt instruments portfolio measure at fair value through OCI and amortized cost	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Gross carrying amount as at 1 January 2024	12,760,342	205,133	30,784	12,996,259
Transfer from stage 1 to stage 2(1)	(294,440)	294,440	-	-
Transfer from stage 2 to stage 1(2)	12,678	(12,678)	-	-
Sales and maturities	(7,928,390)	(171,505)	-	(8,099,895)
Purchases	7,975,932	129,455	-	8,105,387
Valuation and payments	(125,564)	3,806	984	(120,774)
Foreign Exchange	598,094	5,414	4,809	608,317
Gross carrying amount as at 31 December 2024	12,998,652	454,065	36,577	13,489,294
(1)Stage transfer in corporate bonds by Banistmo S.A., Bancolombia Puerto Rico Internacional Inc and Bancolombia Panamá S.A.
(2)Stage transfer in corporate bonds by Banagrícola S.A.

As of December 31, 2023

Debt instruments portfolio measure at fair value through OCI and amortized cost	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Gross carrying amount as at 1 January 2023	15,973,144	340,891	-	16,314,035
Transfer from stage 1 to stage 3(1)	(30,784)	-	30,784	-
Transfer from stage 2 to stage 1(1)	6,627	(6,627)	-	-
Sales and maturities	(9,792,950)	-	-	(9,792,950)
Purchases	7,701,763	-	-	7,701,763
Valuation and payments	84,609	(66,959)	-	17,650
Foreign Exchange	(1,182,067)	(62,172)	-	(1,244,239)
Gross carrying amount as at 31 December 2023	12,760,342	205,133	30,784	12,996,259
(1)Stage transfer in corporate bonds by Banistmo S.A.
The following table shows the impairment detail for the debt instruments portfolio using the expected credit losses model:
As of December 31, 2024

Concept	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Securities at amortized cost, net	7,975,158	393,143	36,577	8,404,878
Carrying amount	8,008,567	401,263	53,985	8,463,815
Loss allowance	(33,409)	(8,120)	(17,408)	(58,937)
Securities at fair value through other comprehensive income(1)	5,023,494	60,922	-	5,084,416
Total debt instruments portfolio measure at fair value through OCI and amortized cost	12,998,652	454,065	36,577	13,489,294
(1)Loss allowance of investments at fair value through OCI corresponds to COP (6,513) classified mainly in stage 1 to COP (5,734). The increase in relation to 2023 is due to the acquisition of instruments to COP (2,517) and sales and maturities to COP 1,708.
As of December 31, 2023

Concept	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Securities at amortized cost, net	6,612,165	205,133	30,784	6,848,082
Carrying amount	6,642,104	217,046	44,735	6,903,885
Loss allowance	(29,939)	(11,913)	(13,951)	(55,803)
Securities at fair value through other comprehensive income(1)	6,148,177	-	-	6,148,177
Total debt instruments portfolio measure at fair value through OCI and amortized cost	12,760,342	205,133	30,784	12,996,259

(1)Loss allowance of investments at fair value through OCI corresponds to COP (5,562) classified in stage 1.
The following table sets forth the changes in the allowance for debt instruments measured at amortized cost:
As of December 31, 2024

Concept	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Loss allowance of January 1, 2024	29,939	11,913	13,951	55,803
Transfer from stage 1 to stage 2(1)	(3,213)	3,213	-	-
Transfer from stage 2 to stage 1(2)	298	(298)	-	-
Sales and maturities	(11,187)	(5,895)	-	(17,082)
New debt instruments purchased(3)	13,296	3,114	-	16,410
Net provisions recognised during the period	1,465	(4,482)	1,214	(1,803)
Foreign Exchange(4)	2,811	555	2,243	5,609
Loss allowance of December 31, 2024	33,409	8,120	17,408	58,937
(1)Stage transfer in corporate bonds by Banistmo S.A., Bancolombia Puerto Rico Internacional Inc y Bancolombia Panamá S.A.
(2)Stage transfer in corporate bonds by Banagrícola S.A.
(3)Impairment is mainly in securities issued by corporate bonds mainly in Banistmo S.A., Bancolombia Panamá S.A. y Bancolombia S.A. and government entities by Bancolombia S.A.
(4)The decrease is due to the variation in the market representative rate during the year 2024.
As of December 31, 2023

Concept	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Loss allowance of January 1, 2023	29,881	35,020	-	64,901
Transfer from stage 1 to stage 3(1)	(13,951)	-	13,951	-
Transfer from stage 2 to stage 1(1)	129	(129)	-	-
Sales and maturities	(9,459)	-	-	(9,459)
New debt instruments purchased(2)	10,497	-	-	10,497
Net provisions recognised during the period(3)	19,030	(17,882)	-	1,148
Foreign Exchange(4)	(6,188)	(5,096)	-	(11,284)
Loss allowance of December 31, 2023	29,939	11,913	13,951	55,803
(1) Stage transfer in corporate bonds by Banistmo S.A.
(2) Impairment is mainly in securities issued by government entities and corporate bonds by Bancolombia S.A. and Banistmo S.A.
(3)The increase in stage 1 is mostly due to a higher value of impairment loss in corporate bonds by Banistmo S.A. and provision recovery in stage 2 is mostly in securities issued by foreign governments by Banagrícola S.A.
(4)The decrease is due to the variation in the market representative rate during the year 2023.

As of December 31, 2022

Concept	Stage 1	Stage 2	Total
In millions of COP
Loss allowance of January 1, 2022	17,690	6,989	24,679
Transfer from stage 1 to stage 2(1)	(3,808)	3,808	-
Transfer from stage 2 to stage 1(2)	526	(526)	-
Change in measure(3)	(213)	-	(213)
Sales and maturities	(6,097)	(1,170)	(7,267)
New debt instruments purchased	16,104	28,795	44,899
Net provisions recognised during the period	3,482	(4,088)	(606)
Foreign Exchange	2,197	1,212	3,409
Loss allowance of December 31, 2022	29,881	35,020	64,901
(1) Stage transfer in corporate bonds by Banistmo S.A. and Banagrícola S.A.
(2) Stage transfer in securities issued by the Guatemalan government and corporate bonds by Bancolombia Panamá S.A. and Bancolombia Puerto Rico Internacional, Inc.
(3) Mercom Bank Ltd., a Grupo Agromercantil Holding S.A. subsidiary, is in the process of being gradually wound down; the measurement of the portfolio of securities issued by the government of Guatemala was changed from amortized cost to fair value through profit or loss.

5.2   Derivative financial instruments
The Bank derivative activities do not give rise to significant open positions in portfolios of derivatives. The Bank enters into derivative transactions to facilitate customer business, for hedging purposes and arbitrage activities, such as forwards, options or swaps where the underlying are exchange rates, interest rates and securities.
A swap agreement is a contract between two parties to exchange cash flows based on specified underlying notional amounts, assets and/or indices. Financial futures and forward settlement contracts are agreements to buy or sell a quantity of a financial instrument (including another derivative financial instrument), index, currency or commodity at a predetermined rate or price during a period or at a date in the future. Futures and option contracts are standardized agreements for future delivery, traded on exchanges that typically act as a platform.
For further information related to the objectives, policies and processes for managing the Bank’s risk, please see Risk Management.

The following table sets forth the carrying values of the Bank’s derivatives by type of risk as of December 31, 2024 and 2023:

Derivatives	December 31, 2024	December 31, 2023
In millions of COP
Forwards
Assets
Foreign exchange contracts	1,084,830	4,381,906
Equity contracts	51,645	3,015
Subtotal assets	1,136,475	4,384,921
Liabilities
Foreign exchange contracts	972,295	4,526,353
Equity contracts	1,367	10,481
Subtotal liabilities	973,662	4,536,834
Total forwards(1)	162,813	(151,913)
Swaps
Assets
Foreign exchange contracts	1,463,256	1,304,337
Interest rate contracts	236,033	352,424
Subtotal assets	1,699,289	1,656,761
Liabilities
Foreign exchange contracts	1,332,431	1,491,086
Interest rate contracts	291,068	449,857
Subtotal liabilities	1,623,499	1,940,943
Total swaps	75,790	(284,182)
Options
Assets
Foreign exchange contracts	102,378	210,588
Subtotal assets	102,378	210,588
Liabilities
Foreign exchange contracts	82,482	232,587
Subtotal liabilities	82,482	232,587
Total options	19,896	(21,999)
Derivative assets	2,938,142	6,252,270
Derivative liabilities	2,679,643	6,710,364

(1)At December 31, 2024, mainly at Bancolombia, there is a decrease in both the active and passive forwards contracts compared to those in effect as December 31, 2023. Out of a total of 14,105 operations, 13,741 have matured as December 31, 2024.
The following table sets forth the remaining contractual life of the derivatives portfolio:
As of December 31, 2024

	Forwards	Swaps	Options	Total
In millions of COP
Assets	1,136,475	1,699,289	102,378	2,938,142
Less than 1 year	1,105,226	440,817	96,891	1,642,934
Between 1 and 3 years	31,249	651,770	5,487	688,506
Greater than 3 years	-	606,702	-	606,702
Liabilities	973,662	1,623,499	82,482	2,679,643
Less than 1 year	943,804	376,346	76,537	1,396,687
Between 1 and 3 years	29,858	604,473	5,945	640,276
Greater than 3 years	-	642,680	-	642,680
As of December 31, 2023

	Forwards	Swaps	Options	Total
In millions of COP
Assets	4,384,921	1,656,761	210,588	6,252,270
Less than 1 year	4,235,981	642,305	135,559	5,013,845
Between 1 and 3 years	147,826	517,314	75,029	740,169
Greater than 3 years	1,114	497,142	-	498,256
Liabilities	4,536,834	1,940,943	232,587	6,710,364
Less than 1 year	4,419,918	419,251	152,285	4,991,454
Between 1 and 3 years	116,916	979,130	80,302	1,176,348
Greater than 3 years	-	542,562	-	542,562
Collateral for derivatives
The table below presents the collateral amounts posted under derivatives contracts as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
In millions of COP
Collateral granted	1,157,880	2,326,977
Collateral received	378,767	795,628
Day one gains or (losses)
If an asset has been acquired or a liability has been assumed in a market transaction, it could be assumed that the transaction price is the fair value of the asset or liability. However, the fair value of the financial asset or liability at the time of initial recognition may be different from the transaction price, because the fair value includes variables in its valuation technique that include market information, such as interest rate yield curves, currencies rates, indicators, default factors among others. When the values are not equal, the asset or liability must be measured at fair value and the difference between the transaction price and the fair value must be recognized as follows:
•If fair value is evidenced by Level 1 inputs or is based on a valuation technique that uses only observable market data, the Group must recognize the difference as a gain or loss on initial recognition directly in the income statement.
•In all other circumstances, the entire day 1 gain or loss is deferred and is recognized in the income statement over the life of the transaction.
The table below presents the unrecognized gains or (losses) for derivatives trading at the initial moment, due to use of valuation techniques for which not all inputs were observable market data:
As of December 31, 2024

	Forward	Swaps	Options	Total
In millions of COP
Balance at January 1, 2024	36,289	(13,630)	63,068	85,727
New trades	702,001	(978)	117,125	818,148
Amortization	(687,024)	(8,767)	(130,767)	(826,558)
Early cancellations and level transfers	(8,292)	168	(12,989)	(21,113)
Balance at December 31, 2024	42,974	(23,207)	36,437	56,204
As of December 31, 2023

	Forward	Swaps	Options	Total
In millions of COP
Balance at January 1, 2023	61,724	16,580	39,714	118,018
New trades	1,159,069	(26,905)	195,456	1,327,620
Amortization	(1,176,173)	4,166	(148,299)	(1,320,306)
Early cancellations and level transfers	(8,331)	(7,471)	(23,803)	(39,605)
Balance at December 31, 2023	36,289	(13,630)	63,068	85,727
Offsetting of derivatives
The Bank enters into International Swaps and Derivatives Association (ISDA) master netting agreements or similar agreements with substantially all of the Bank’s derivative counterparties. Where legally enforceable, and depending on the Bank’s intention, these master netting agreements give the Bank, in the event of default by the counterparty, the right to liquidate securities and cash equivalents held as collateral and to offset receivables and payables with the same counterparty.
The table below presents derivative instruments subject to enforceable master netting agreements and other similar agreements but not offset in the statement of financial position as of December 31, 2024 and 2023 by derivative and by risk:

As of December 31, 2024

	Derivatives Assets	Derivatives Liabilities
In millions of COP
Over-the-counter
Foreign exchange contracts
Forwards	1,084,830	972,295
Swaps	1,463,256	1,332,431
Options	102,378	82,482
Interest rate contracts
Swaps	236,033	291,068
Equity contracts
Forwards	51,645	1,367
Gross derivative assets/liabilities	2,938,142	2,679,643
Offseting of derivates	-	-
Derivative financial instruments in statement of financial position	2,938,142	2,679,643
Master netting agreements	(2,540,752)	(2,679,643)
Collateral received/paid	(378,767)	-
Total derivative financial instruments assetss/ liabilities before collateral and Master netting agreements	18,623	-
As of December 31, 2023

	Derivatives Assets	Derivatives Liabilities
In millions of COP
Over-the-counter
Foreign exchange contracts
Forwards	4,381,906	4,526,353
Swaps	1,304,337	1,491,086
Options	210,588	232,587
Interest rate contracts
Swaps	352,424	449,857
Equity contracts
Forwards	3,015	10,481
Gross derivative assets/liabilities	6,252,270	6,710,364
Offsetting of derivates	-	-
Derivative financial instruments in statement of financial position	6,252,270	6,710,364
Master netting agreements	(6,215,727)	(5,548,746)
Collateral received/paid	(36,543)	(1,161,618)
Total derivative financial instruments assets/ liabilities before collateral and Master netting agreements	-	-
For further information about offsetting of other financial assets and liabilities see Note 16. Interbank deposits and repurchase agreements and other similar secured borrowing.

5.3 Hedge Accounting

The Bank is exposed to certain risks relating to its ongoing business operations. The main risks managed through derivative instruments are exchange rate risk and interest rate risk. Details of the covered risks are as follows:

Exchange rate risk

Exchange rate risk is the risk that the fair value or future cash flows of an exposure fluctuate due to changes in exchange rates. Bancolombia's exposure to the risk of exchange rate fluctuations primarily relates to its operational activities (when revenues or expenses are denominated in a foreign currency) and Bancolombia's net investments in foreign subsidiaries. The hedging strategy of this exposure may occur naturally through the interaction of balance sheet accounts, that is, with strategic decisions oriented toward asset and liability accounts in the foreign currency banking book, and through the trading of foreign exchange financial derivatives.

When a derivative is contracted for the purpose of hedging exchange rate risk, Bancolombia negotiates the terms of the derivative seeking to mitigate the adverse financial effects of the covered exposure according to market conditions. For forecasted transaction hedges, the derivative covers the exposure period from the moment cash flows from transactions are forecasted until the settlement of the resulting receivable or payable denominated in foreign currency.

Among the financial derivatives most commonly used to manage exchange rate risk are foreign exchange forwards and Cross Currency Swaps (CCS). When these are designated as hedging instruments, they can be classified as cash flow hedges or fair value hedges under the IFRS 9 accounting guidelines.

Bancolombia determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount, and timing of their respective cash flows. The effectiveness of the hedge is assessed at the start of the hedging relationship and through periodic prospective effectiveness assessments to ensure that there is an economic relationship between the hedged item and the hedging instrument. Bancolombia evaluates whether the designated derivative in each hedging relationship is expected to be, and has been, effective in offsetting changes in the cash flows of the hedged item using the hypothetical derivative method.

In these hedge relationships, the main sources of ineffectiveness are:

•The effect of the credit risk of counterparties and the Group itself on the fair value of foreign exchange swap and forward contracts, which are not reflected in the change in the fair value of the cash flows hedged attributable to changes in exchange rates; and
•Changes in the timing of recognition in the financial statements of the anticipated transactions regarding the nominal value and the exchange rate of their settlement.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument fluctuate due to changes in market interest rates. Bancolombia’s exposure to changes in market interest rates primarily relates to treasury operations and the banking book, where a mismatch between assets and liabilities in duration, indexing, repricing, and maturity creates an asymmetry that could have repercussions on financial results.

Coverage of this exposure may occur naturally through the interaction of balance sheet accounts, that is, with strategic decisions oriented toward asset and liability accounts in the banking book, and through the trading of interest rate financial derivatives, among which we primarily have Swaps (IRS: Interest Rate Swap), where flows between fixed and variable rates (market index) are agreed upon.

Bancolombia determines the existence of an economic relationship between the hedging instrument and the hedged item based on reference interest rates, terms, pricing review dates, maturities, and the notional amounts.

When a derivative is contracted for the purpose of hedging interest rate risk, Bancolombia negotiates the terms of the derivative seeking to mitigate the adverse financial effects of the covered exposure according to market conditions. To test the effectiveness of the hedge, Bancolombia uses the hypothetical derivative method and compares the changes in the fair value of the hedging instrument against the changes in the fair value of the hedged item attributable to the covered risk.

Hedge ineffectiveness may arise from:

•The difference between the variable rate index present in the hedged item and the index used in the derivative instruments, according to market convention (Basis Risk).
•Differences in the settlement dates of the cash flows of the hedged item and the hedging instrument, and
•The credit risk of counterparties impacts the movements of the fair value of the hedging instrument and the hedged item differently.

Bancolombia’s risk management strategy and details of its application are further elaborated in the Risk Management - Market Risk section.

As of November 2024, cash flow and fair value hedging operations are carried out in Bancolombia S.A., the details of derivatives designated as hedging instruments according to the type of hedge and covered risk are provided below:

1.Cash Flow hedges

As of December 31, 2024, on the Consolidated Statement of Financial Position, Bancolombia held the following instruments to hedge exposures to changes in foreign currency and interest rates which have a maturity of less than one year:

As of December 31, 2024

	Maturity	Total
	Less than 1 year
In millions of COP (Except average rate)
Foreign currency risk
Forward exchange contracts
Notional amount of hedging instruments	6,614	6,614
Average rate of hedging instruments (COP/USD)	4,496
Interest rate risk
Interest rate swaps
Notional amount of hedging instruments	188,000	188,000
Average fixed interest rate	8.63%

The impacts of the hedging instrument on the Consolidated Statement of Financial Position as of December 31, 2024, are as follows:

As of December 31, 2024

	Notional amount	Carrying amount		Line item in the Consolidated Statement of Financial Position	Change in fair value used for measuring ineffectiveness for the period
		Assets	Liabilities
In millions of COP
Foreign currency risk
Forward exchange contracts(1)	6,614	-	-	Derivative financial instruments	(65)
Interest rate risk
Interest rate swaps(1)	188,000	-	-	Derivative financial instruments	281
(1) The net balance between the rights and obligations of derivatives negotiated through risk chambers (or novated therein) is zero, given their daily clearing and settlement.

The impacts of hedged items on the Consolidated Statement of Financial Position as of December 31, 2024, are as follows:

As of December 31, 2024

	Change in fair value used for measuring ineffectiveness	Cash flow hedge reserve (OCI)	Balances remaining in the cash flow hedge reserve from hedging relationships for which hedge accounting is no longer applied
In millions of COP
Foreign currency risk
Forecast transactions	65	(65)	-
Interest rate risk
Deposits	(298)	281	-

The effects of the cash flow hedge in the Consolidated Statement of Income and Consolidated Statement of Comprehensive Income as of December 31, 2024, are as follows:

As of December 31, 2024

	Total hedging gain/(loss) recognised in OCI	Ineffectiveness recognised in profit or loss	Line item in the Consolidated Statement of Income that includes the recognised hedge ineffectiveness	Amount reclassified from OCI to profit or loss	Line item in the Consolidated Statement of Income that includes the the reclassification adjustment
In millions of COP
Foreign currency risk
Forecast transactions	(65)	-	Other operating income	-	Other administrative and general expenses
Interest rate risk
Deposits	416	-	Other operating income	(135)	Interest expense

Set out below is the reconciliation of each component of equity and the analysis of Other Comprehensive Income as of December 31, 2024:

As of December 31, 2024

	Foreign currency risk	Interest rate risk	Total
In millions of COP
As of January 1, 2024			-
Total hedging (loss)/gain recognized in OCI	(65)	416	351
Amount reclassified to profit or loss	-	(135)	(135)
Amount included in the cost of non-financial items	-	-	-
Total cash flow hedging	(65)	281	216
Income tax			(87)
As of December 31, 2024			129
2. Fair Value Hedges

The impacts of the hedging instrument on the Consolidated Statement of Financial Position as of December 31, 2024, is as follows:

As of December 31, 2024

	Notional amount	Carrying amount		Line item in the Consolidated Statement of Financial Position	Change in fair value used for measuring ineffectiveness for the period
		Assets	Liabilities
In millions of COP
Interest rate risk
Interest rate swaps(1)	134,000	-	-	Derivative financial instruments	(1,044)

(1) The net balance between the rights and obligations of derivatives negotiated through risk chambers (or novated therein) is zero, given their daily clearing and settlement. The instrument has a maturity of 1 to 3 years at an average fixed interest rate of 8.22%, for further details on maturity, see Note 15 Deposits by customers.

The impacts of hedged items on the Consolidated Statement of Financial Position as of December 31, 2024, is as follows:

As of December 31, 2024

	Carrying amount	Accumulated fair value adjustments	Line item in the Consolidated Statement of Financial Position	Change in fair value used for measuring ineffectiveness for the period	Accumulated amount of fair value hedge adjustments remaining in the Statement of Financial Position for any hedged items that have ceased to be adjusted for hedging gains and losses
In millions of COP
Interest rate risk
Deposits	128,454	(963)	Deposits by customers	963	-
The effects of the cash flow hedge in the Consolidated Statement of Income and Consolidated Statement of Comprehensive Income as of December 31, 2024, is as follows:

As of December 31, 2024

	Ineffectiveness recognised in profit or loss	Line item in the Consolidated Statement of Income that includes the recognised hedge ineffectiveness
In millions of COP
Interest rate risk
Deposits	(81)	Other operating income

3. Hedges of a net asset in a foreign operation
Bancolombia has designated debt instruments in issue for USD884,544 in 2024 and USD1,592,034 in debt instruments in issue and financing with correspondent banks in 2023 as hedge accounting for an equivalent amount of the net assets of its investment in Banistmo. The purpose of this operation is to protect Bancolombia from the foreign exchange rate risk (USD/COP) of a portion of the net assets in the subsidiary Banistmo S.A., a company domiciled in Panama, which has a different functional currency from that of the Group.
The following is the detail of the hedging of a net asset in a foreign operation:

Hedges of a net asset in a foreign operation	December 31, 2024	December 31, 2023
In thousands of USD
Hedged(1)	884,544	1,592,034
Non hedged	1,723,889	1,004,000
Total net asset in a foreign operation	2,608,433	2,596,034
(1) Bancolombia discontinued the coverage relationship corresponding to financing with correspondent banks in March 2024 for USD200,000 and a portion corresponds to debt securities issued for USD1,036,695. The accumulated effects of the exchange difference previously recognized are maintained in other comprehensive income. On the debt securities issued in June maturing in 2034, Bancolombia designated USD529,205 as hedge.
As of December 31, 2024

Debt securities issued designated as a hedging instrument
In thousands of USD
Opening date	Expiration date	Rate	Principal balance	Designated capital as a hedged instrument
18/10/2017	18/10/2027	7.03%	461,707	355,339
18/12/2019	18/12/2029	4.68%	800,000	529,205
Total debt securities issued			1,261,707	884,544
On March 21 and 26, 2024, Bancolombia S.A. made advance payment of financing with correspondent banks with Barclays Bank PLC for USD50,000 and Bank of America for USD150,000 with maturities in 2025.

During 2024, Bancolombia made advance payment of bonds maturing in 2025, 2027 and 2029 for a total of USD1,320,327, of this amount, USD1,036,695 were part of hedges of a net asset in a foreign operation, which it was decided to discontinue in the same proportion. On the other hand, Bancolombia issued bonds in June, maturing in 2034 for a value of USD800,000, of this issuance, in December a total of USD529,205 was designated as hedge. See Note 18. Debt instruments in issue.
As of December 31, 2023

Debt securities issued designated as a hedging instrument
In thousands of USD
Opening date	Expiration date	Rate	Principal balance	Designated capital as a hedged instrument
18/10/2017	18/10/2027	7.03%	750,000	360,000
18/12/2019	18/12/2029	4.68%	436,516	436,516
18/12/2019	18/12/2029	4.68%	85,710	85,710
18/12/2019	18/12/2029	4.68%	27,774	27,774
29/01/2020	29/01/2025	3.02%	482,034	482,034
Total debt securities issued			1,782,034	1,392,034
Financing with correspondent banks designated as a hedging instrument
31/03/2022	17/03/2025	6.06%	150,000	150,000
07/09/2022	05/09/2025	6.36%	50,000	50,000
Total financing with correspondent banks			200,000	200,000
Total			1,982,034	1,592,034
Measurement of effectiveness and ineffectiveness
A hedge is considered effective if, at the beginning of the period and subsequent periods, changes in fair value or cash flows attributable to the hedge risk during the period for which the hedge has been designated.
Bancolombia has documented the effectiveness tests of the hedge.The hedge is considered effective, since the critical terms and risks of the obligations that serve as a hedging instrument are identical to those of the primary hedged position. Hedged effectiveness is measured on a before income tax.
Gains or losses on the conversion of Banistmo’s financial statements are recognized in Consolidated Statements of Comprehensive Income. Consequently, the exchange difference related to the conversion of debt securities issued and financing with correspondent banks is recognized directly in OCI, as a result of the revaluation of the peso against the dollar, the adjustment recognized in Consolidated Statements of Comprehensive Income amounted to COP (742,930), COP 1,948,833 and COP (1,833,087), for the years ended at December 31, 2024, 2023 and 2022, respectively.
For further information see Consolidated Statement of Comprehensive Income, Note 17. Borrowings from other financial institutions and Note 18. Debt instruments in issue.
NOTE 6. LOANS AND ADVANCES TO CUSTOMERS, NET
Loans and financial leasing operating portfolio
The following is the composition of the loans and financial leasing operations portfolio, net as of December 31, 2024 and 2023:

Composition	December 31, 2024	December 31, 2023
In millions of COP
Commercial	153,252,811	134,687,396
Consumer	55,815,683	54,591,769
Mortgage	41,741,601	36,250,408
Financial Leases(1)	27,291,604	27,277,057
Small Business Loans	1,352,209	1,145,017
Total gross loans and advances to customers(2)	279,453,908	253,951,647
Total allowance	(16,179,738)	(16,223,103)
Total Net loans and advances to customers	263,274,170	237,728,544
(1)See note 11.1 Lessor.
(2)Operations in Colombia, Panama, and Guatemala through the Group's Banks operating in these geographies contributed to the increase in the portfolio. Additionally, as of December 31, 2024, the Colombian peso devalued 15.36% against the US dollar, compared to December 31, 2023.

Allowance for loans losses
The following table sets forth the changes in the allowance for loans and advances and lease losses as of December 31, 2024, 2023 and 2022:
As of December 31, 2024

Concept	Commercial	Consumer	Mortgage	Financial Leases	Small business loans	Total
In millions of COP
Balance at beginning of period January 1, 2024	6,290,266	7,717,038	1,023,206	1,024,575	168,018	16,223,103
Loan sales(1)	(178,128)	-	-	-	-	(178,128)
Recovery of charged - off loans(2)	85,858	637,131	48,029	150,466	4,784	926,268
Credit impairment charges on loans, advances and financial leases, net(3)	1,462,622	3,660,321	215,240	62,708	12,761	5,413,652
Adjusted stage 3(4)	331,332	579,861	41,563	72,432	9,010	1,034,198
Charges-off(2)	(977,743)	(6,406,521)	(143,885)	(228,639)	(99,124)	(7,855,912)
Translation adjustment(5)	245,023	309,947	51,024	6,730	3,833	616,557
Balance at December 31, 2024	7,259,230	6,497,777	1,235,177	1,088,272	99,282	16,179,738

(1)Corresponds to the release of loan allowances related to portfolio sales.
(2)This amount results from collections of previously charged off loans.
(3)The credit impairment charges decreased by 27.45% compared to the previous year. This decrease is primarily due an improvement in the consumer portfolio resulting from lending and collection actions that the Bank initiated in 2023, which had positive effects in 2024. Additionally, there has been a positive effect of the macroeconomic variables in the expected credit losses models. .
(4)Recognized as a reduction to Interest Income on loans and financial leases in Consolidated Statement of Income, in accordance with IFRS 9.
(5)The variation is due to the increase in the market representative rate from COP 3,822.05 in December 2023 to COP 4,409.15 in December 2024.

As of December 31, 2023

Concept	Commercial	Consumer	Mortgage	Financial Leases	Small business loans	Total
In millions of COP
Balance at beginning of period January 1, 2023	7,270,305	6,047,135	1,024,091	1,013,074	125,035	15,479,640
Loan sales(1)	(829,547)	-	-	-	-	(829,547)
Recovery of charged - off loans(2)	93,251	548,655	64,573	61,749	2,706	770,934
Credit impairment charges on loans, advances and financial leases, net	756,174	6,313,453	104,417	167,904	119,531	7,461,479
Adjusted stage 3(3)	427,283	509,668	33,465	67,288	11,201	1,048,905
Charges-off(2)	(970,685)	(5,261,966)	(128,532)	(277,904)	(81,276)	(6,720,363)
Translation adjustment(4)	(456,515)	(439,907)	(74,808)	(7,536)	(9,179)	(987,945)
Balance at December 31, 2023	6,290,266	7,717,038	1,023,206	1,024,575	168,018	16,223,103
(1)Corresponds to the release of loan allowances related to portfolio sales.
(2)This amount is still subject to enforcement activity.
(3)Recognized as reduction to interest income on loans and financial leases in Consolidated Statement of Income, in accordance with IFRS 9.
(4)The variation is due to the decrease in the market representative rate from COP 4,810.20 in December 2022 to COP 3,822.05 in December 2023.

As of December 31, 2022

Concept	Commercial	Consumer	Mortgage	Financial Leases	Small business loans	Total
In millions of COP
Balance at beginning of period January 1, 2022	7,813,023	5,305,267	1,061,058	1,521,067	164,067	15,864,482
Loan sales(1)	(225,226)	-	-	-	-	(225,226)
Recovery of charged - off loans(2)	188,018	385,011	28,690	72,056	1,191	674,966
Credit impairment charges on loans, advances and financial leases, net	502,577	3,447,515	183,436	(461,665)	49,490	3,721,353
Adjusted stage 3(3)	323,196	279,843	38,769	48,836	11,989	702,633
Charges-off(2)	(1,742,895)	(3,788,517)	(345,991)	(176,407)	(111,092)	(6,164,902)
Translation adjustment(4)	411,612	418,016	58,129	9,187	9,390	906,334
Balance at December 31, 2022	7,270,305	6,047,135	1,024,091	1,013,074	125,035	15,479,640
(1)Corresponds to the release of loan allowances related to portfolio sales.

(2)This amount is still subject to enforcement activity.
(3)Recognized as a reduction to Interest Income on loans and financial leases in Consolidated Statement of Income, in accordance with IFRS 9.
(4)The variation is due to the increase in the market representative rate from COP 3,981.16 in December 2021 to COP 4,810.20 in December 2022.

The following table presents information about the nature and effects of changes in the contractual cash flows of the loan portfolio that did not result in derecognition and the effect of these changes on the measurement of expected credit losses.

Changes in the contractual cash flows of the loan portfolio that did not result in derecognition
In millions of COP
	December 31, 2024	December 31, 2023
Loan portfolio modified during the period
Amortized cost before modification	7,563,621	7,566,692
Net gain or loss on changes	(560,552)	(182,023)
Loan portfolio modified since initial recognition
Gross carrying value of the previously modified loan portfolio for which the allowance for losses has been changed from the asset's life to the expected credit losses for 12 months.	325,028	393,789
Impact of movements in the value of the portfolio and loss allowance by Stage
Variation December 2024 vs December 2023
The following explains the significant changes in the loans and the allowance for loan losses by category during the periods ended on December 31, 2024 and 2023 as a result of applying the expected credit loss model according to IFRS 9:
Stage 1 (12-month expected credit losses)
The exposure in Stage 1 increased by COP 22,899,408 and the loss allowance decreased by COP (1,520,924). The increase in the portfolio in this Stage is mainly due to the dynamics of disbursements in the corporate portfolio and the restatement of dollar loans into Colombian Pesos due to the increase in the exchange rate. The decrease in the loss allowance is due to a higher portfolio participation in lower-risk categories and the macroeconomic impact on the PD (probability of default) models, which have a more favorable economic outlook, where a downward trend in interest rates in Colombia is observed, which positively affects the portfolios of individuals.

Stage 2 (Lifetime expected credit losses)
The exposure in Stage 2 increased by COP 627,630 and the loss allowance increased by COP 137,359. The increase in exposure is mainly due to clients in the corporate portfolio classified as medium risk, through monitoring by the Special Client Management Committee, and a higher number of restructurings compared to the previous year. The increase in the provision is consistent with the arrival of these clients.

Stage 3 (Lifetime expected credit losses)
The exposure in Stage 3 increased by COP 1,975,223,and the loss allowance increased by COP 1,340,200. This variation in exposure and provisions is primarily due to the deterioration of clients in the legal entity portfolio, which includes both corporate clients and SMEs. Significant defaults were particularly observed in the pharmaceutical, commerce, manufacturing, and construction sectors.

As of December 31, 2024
Commercial

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2024	120,773,927	(638,095)	5,453,537	(425,470)	8,459,932	(5,226,701)	134,687,396	(6,290,266)
Transfers of financial instruments:	(1,548,717)	(13,835)	(200,399)	101,921	1,749,116	(88,086)	-	-
Transfers from stage 1 to stage 2	(1,625,193)	22,890	1,625,193	(22,890)	-	-	-	-
Transfers from stage 1 to stage 3	(1,207,431)	36,155	-	-	1,207,431	(36,155)	-	-
Transfers from stage 2 to stage 1	1,278,864	(70,018)	(1,278,864)	70,018	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(633,645)	86,370	633,645	(86,370)	-	-
Transfers from stage 3 to stage 1	5,043	(2,862)	-	-	(5,043)	2,862	-	-
Transfers from stage 3 to stage 2	-	-	86,917	(31,577)	(86,917)	31,577	-	-
Remeasurement arising from transfer of stage	(537,295)	42,814	(254,631)	(33,104)	(236,667)	(1,205,996)	(1,028,593)	(1,196,286)
Remeasurement from remaining in the stage	(7,993,068)	112,459	(269,421)	38,168	29,358	(329,489)	(8,233,131)	(178,862)
Remeasurement due to changes in economics factors	-	3,800	-	(1,359)	-	109	-	2,550
Remeasurement due to changes in model inputs	-	12,929	-	(60,157)	-	28,775	-	(18,453)
New financial assets purchased/originated(1)	83,411,122	(234,532)	2,012,893	(166,762)	1,595,995	(954,919)	87,020,010	(1,356,213)
Financial assets that have been derecognized	(61,617,701)	229,467	(1,631,559)	81,976	(1,177,975)	734,137	(64,427,235)	1,045,580
Charges-off	(18,847)	872	(71,910)	24,045	(886,986)	952,826	(977,743)	977,743
Foreign Exchange and other movements	5,292,046	(17,916)	507,278	(18,768)	412,783	(208,339)	6,212,107	(245,023)
Balance at December 31, 2024	137,761,467	(502,037)	5,545,788	(459,510)	9,945,556	(6,297,683)	153,252,811	(7,259,230)

(1) Includes financial assets purchased, originated and restructured.
Consumer

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2024	46,060,615	(2,672,234)	4,407,067	(1,584,505)	4,124,087	(3,460,299)	54,591,769	(7,717,038)
Transfers of financial instruments:	(3,287,690)	167,853	1,334,175	(32,948)	1,953,515	(134,905)	-	-
Transfers from stage 1 to stage 2	(2,355,931)	236,700	2,355,931	(236,700)	-	-	-	-
Transfers from stage 1 to stage 3	(1,694,306)	185,537	-	-	1,694,306	(185,537)	-	-
Transfers from stage 2 to stage 1	705,570	(207,512)	(705,570)	207,512	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(572,936)	195,424	572,936	(195,424)	-	-
Transfers from stage 3 to stage 1	56,977	(46,872)	-	-	(56,977)	46,872	-	-
Transfers from stage 3 to stage 2	-	-	256,750	(199,184)	(256,750)	199,184	-	-
Remeasurement arising from transfer of stage	(322,470)	214,334	(389,162)	(153,151)	1,432,594	(4,673,940)	720,962	(4,612,757)
Remeasurement from remaining in the stage	(3,891,488)	246,406	(137,592)	(27,302)	27,126	(96,141)	(4,001,954)	122,963
Remeasurement due to changes in economics factors	-	13,782	-	8,102	-	(4,463)	-	17,421
Remeasurement due to changes in model inputs	-	370,905	-	(37,890)	-	(28,501)	-	304,514
New financial assets purchased/originated(1)	18,171,352	(503,056)	1,702,506	(592,301)	1,099,137	(970,118)	20,972,995	(2,065,475)
Financial assets that have been derecognized	(11,013,532)	597,248	(895,311)	336,485	(525,071)	422,288	(12,433,914)	1,356,021
Charges-off	(1,093,049)	266,898	(1,092,436)	502,944	(4,221,036)	5,636,679	(6,406,521)	6,406,521
Foreign Exchange and other movements	2,073,275	(72,848)	189,360	(63,708)	109,711	(173,391)	2,372,346	(309,947)
Balance at December 31, 2024	46,697,013	(1,370,712)	5,118,607	(1,644,274)	4,000,063	(3,482,791)	55,815,683	(6,497,777)
(1)Includes financial assets purchased, originated and restructured.

Financial Leases

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2024	22,553,128	(145,429)	3,293,100	(206,641)	1,430,829	(672,505)	27,277,057	(1,024,575)
Transfers of financial instruments:	(626,993)	(32,495)	164,252	42,979	462,741	(10,484)	-	-
Transfers from stage 1 to stage 2	(807,360)	11,270	807,360	(11,270)	-	-	-	-
Transfers from stage 1 to stage 3	(301,609)	5,217	-	-	301,609	(5,217)	-	-
Transfers from stage 2 to stage 1	476,482	(48,011)	(476,482)	48,011	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(261,903)	28,911	261,903	(28,911)	-	-
Transfers from stage 3 to stage 1	5,494	(971)	-	-	(5,494)	971	-	-
Transfers from stage 3 to stage 2	-	-	95,277	(22,673)	(95,277)	22,673	-	-
Remeasurement arising from transfer of stage	(29,224)	26,927	(111,911)	(24,264)	82,688	(332,058)	(58,447)	(329,395)
Remeasurement from remaining in the stage	(2,030,801)	1,024	(36,408)	6,618	(48,471)	19,994	(2,115,680)	27,636
Remeasurement due to changes in economics factors	-	388	-	(1,315)	-	3,278	-	2,351
Remeasurement due to changes in model inputs	-	33,405	-	(39,054)	-	(19,599)	-	(25,248)
New financial assets purchased/originated(1)	4,685,664	(16,709)	265,140	(61,525)	43,177	(26,867)	4,993,981	(105,101)
Financial assets that have been derecognized	(2,161,635)	14,818	(369,040)	13,130	(232,037)	116,203	(2,762,712)	144,151
Charges-off	(2,309)	116	(626)	38,690	(225,704)	189,833	(228,639)	228,639
Foreign Exchange and other movements	173,604	(873)	8,203	(2,848)	4,237	(3,009)	186,044	(6,730)
Balance at December 31, 2024	22,561,434	(118,828)	3,212,710	(234,230)	1,517,460	(735,214)	27,291,604	(1,088,272)
(1)Includes financial assets purchased, originated and restructured.

Mortgage

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2024	32,210,648	(184,915)	2,628,654	(284,921)	1,411,106	(553,370)	36,250,408	(1,023,206)
Transfers of financial instruments:	(530,580)	(63,741)	(110,527)	65,658	641,107	(1,917)	-	-
Transfers from stage 1 to stage 2	(1,054,660)	17,932	1,054,660	(17,932)	-	-	-	-
Transfers from stage 1 to stage 3	(388,239)	7,709	-	-	388,239	(7,709)	-	-
Transfers from stage 2 to stage 1	911,038	(89,109)	(911,038)	89,109	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(575,585)	77,114	575,585	(77,114)	-	-
Transfers from stage 3 to stage 1	1,281	(273)	-	-	(1,281)	273	-	-
Transfers from stage 3 to stage 2	-	-	321,436	(82,633)	(321,436)	82,633	-	-
Remeasurement arising from transfer of stage	(46,383)	71,166	(34,361)	(69,232)	58,849	(197,427)	(21,895)	(195,493)
Remeasurement from remaining in the stage	(1,500,100)	146	(28,254)	(50,026)	(14,983)	(92,113)	(1,543,337)	(141,993)
Remeasurement due to changes in economics factors	-	(655)	-	232	-	-	-	(423)
Remeasurement due to changes in model inputs	-	35,570	-	38,196	-	(59,346)	-	14,420
New financial assets purchased/originated(1)	7,250,404	(24,146)	89,441	(15,434)	38,103	(15,032)	7,377,948	(54,612)
Financial assets that have been derecognized	(2,219,679)	13,232	(88,540)	12,205	(114,124)	47,832	(2,422,343)	73,269
Charges-off	(3,221)	263	(2,019)	1,789	(138,645)	141,833	(143,885)	143,885
Foreign Exchange and other movements	1,915,491	(5,340)	247,536	(14,193)	81,678	(31,491)	2,244,705	(51,024)
Balance at December 31, 2024	37,076,580	(158,420)	2,701,930	(315,726)	1,963,091	(761,031)	41,741,601	(1,235,177)
(1)Includes financial assets purchased, originated and restructured.

Small business loans

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2024	774,571	(55,230)	260,303	(34,865)	110,143	(77,923)	1,145,017	(168,018)
Transfers of financial instruments:	48,693	4,363	(90,096)	465	41,403	(4,828)	-	-
Transfers from stage 1 to stage 2	(32,175)	5,260	32,175	(5,260)	-	-	-	-
Transfers from stage 1 to stage 3	(26,237)	3,577	-	-	26,237	(3,577)	-	-
Transfers from stage 2 to stage 1	106,886	(4,362)	(106,886)	4,362	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(22,854)	3,333	22,854	(3,333)	-	-
Transfers from stage 3 to stage 1	219	(112)	-	-	(219)	112	-	-
Transfers from stage 3 to stage 2	-	-	7,469	(1,970)	(7,469)	1,970	-	-
Remeasurement arising from transfer of stage	(8,293)	2,046	(11,218)	(35)	2,245	(59,190)	(17,266)	(57,179)
Remeasurement from remaining in the stage	(119,140)	13,134	(1,716)	9,558	(4,671)	(1,179)	(125,527)	21,513
Remeasurement due to changes in economics factors	-	549	-	103	-	(52)	-	600
Remeasurement due to changes in model inputs	-	9,603	-	(169)	-	(740)	-	8,694
New financial assets purchased/originated(1)	774,418	(15,290)	42,211	(6,973)	18,044	(12,363)	834,673	(34,626)
Financial assets that have been derecognized	(323,208)	12,414	(120,903)	5,663	(27,026)	16,366	(471,137)	34,443
Charges-off	(19,210)	3,952	(19,407)	7,670	(60,507)	87,502	(99,124)	99,124
Foreign Exchange and other movements	47,972	(523)	32,082	(1,438)	5,519	(1,872)	85,573	(3,833)
Balance at December 31, 2024	1,175,803	(24,982)	91,256	(20,021)	85,150	(54,279)	1,352,209	(99,282)
(1)Includes financial assets purchased, originated and restructured.
Variation December 2023 vs December 2022
Stage 1 (12-month expected credit losses)
Stage 1 exposure decreased by COP (14,397,167) and the loss allowance increased by COP 820,111. The decrease in the portfolio at this stage is mainly due to the restatement of the dollar loans into Colombian pesos due to a lower in the market representative rate and a slow disbursement dynamic of the consumer portfolio compared to the previous period. The increase in the loss allowance is due to the impact of a less favorable economic outlook, where there is lower economic growth and a high trend of interest rates throughout the year.
Stage 2 (Lifetime expected credit losses)
The exposure in Stage 2 decreased by COP 2,613,778 and the loss allowance decreased by COP 608,427. The decrease in exposure is due to the migration of loans with delinquency over 90 days to Stage 3, and the level of new overdue portfolio being lower than the previous period. The decrease of loss allowance is in accordance with the decrease in exposure.
Stage 3 (Lifetime expected credit losses)
The exposure in Stage 3 increased by COP 1,038,853 and the loss allowance increased by COP 531,779. The variation in exposure and loss allowance in this Stage is mainly due to clients of the consumer portfolio reaching a delinquency height over 90 days and the impairment of significant clients from the construction sector.

As of December 31, 2023
Commercial

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2023	126,530,862	(665,259)	8,062,435	(751,728)	8,944,556	(5,853,318)	143,537,853	(7,270,305)
Transfers of financial instruments:	(1,248,210)	(73,788)	(565,802)	157,677	1,814,012	(83,889)	-	-
Transfers from stage 1 to stage 2	(1,286,292)	24,362	1,286,292	(24,362)	-	-	-	-
Transfers from stage 1 to stage 3	(900,645)	26,071	-	-	900,645	(26,071)	-	-
Transfers from stage 2 to stage 1	931,660	(118,403)	(931,660)	118,403	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(1,081,128)	139,257	1,081,128	(139,257)	-	-
Transfers from stage 3 to stage 1	7,067	(5,818)	-	-	(7,067)	5,818	-	-
Transfers from stage 3 to stage 2	-	-	160,694	(75,621)	(160,694)	75,621	-	-
Remeasurement arising from transfer of stage	(172,134)	98,684	(190,275)	(7,563)	(153,574)	(1,140,608)	(515,983)	(1,049,487)
Remeasurement from remaining in the stage	(10,087,837)	69,038	(444,057)	97,791	(135,588)	(159,438)	(10,667,482)	7,391
Remeasurement due to changes in economics factors	-	(14,781)	-	(19,968)	-	7,515	-	(27,234)
Remeasurement due to methodological changes	-	19,001	-	53,533	-	25,299	-	97,833
New financial assets purchased/originated(1)	60,154,305	(302,169)	1,192,219	(143,442)	1,296,765	(725,298)	62,643,289	(1,170,909)
Financial assets that have been derecognized	(45,206,464)	181,931	(1,519,892)	121,596	(1,715,530)	1,391,718	(48,441,886)	1,695,245
Charges-off	(19,285)	973	(81,528)	17,475	(869,872)	952,237	(970,685)	970,685
Foreign Exchange and other movements	(9,177,310)	48,275	(999,563)	49,159	(720,837)	359,081	(10,897,710)	456,515
Balance at December 31, 2023	120,773,927	(638,095)	5,453,537	(425,470)	8,459,932	(5,226,701)	134,687,396	(6,290,266)
(1)Includes financial assets purchased, originated and restructured.

Consumer

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2023	51,510,943	(1,823,841)	5,288,921	(1,868,882)	2,788,857	(2,354,412)	59,588,721	(6,047,135)
Transfers of financial instruments:	(2,366,645)	(213,509)	299,377	313,735	2,067,268	(100,226)	-	-
Transfers from stage 1 to stage 2	(1,890,263)	116,262	1,890,263	(116,262)	-	-	-	-
Transfers from stage 1 to stage 3	(1,805,932)	124,706	-	-	1,805,932	(124,706)	-	-
Transfers from stage 2 to stage 1	1,252,391	(381,036)	(1,252,391)	381,036	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(547,962)	230,723	547,962	(230,723)	-	-
Transfers from stage 3 to stage 1	77,159	(73,441)	-	-	(77,159)	73,441	-	-
Transfers from stage 3 to stage 2	-	-	209,467	(181,762)	(209,467)	181,762	-	-
Remeasurement arising from transfer of stage	(176,080)	281,499	(103,802)	(541,174)	990,976	(4,445,663)	711,094	(4,705,338)
Remeasurement from remaining in the stage	(4,024,103)	(79,073)	(162,497)	(79,505)	278,004	(493,421)	(3,908,596)	(651,999)
Remeasurement due to changes in economics factors	-	(242,317)	-	(32,244)	-	989	-	(273,572)
Remeasurement due to methodological changes	-	(423,782)	-	252,110	-	19,805	-	(151,867)
New financial assets purchased/originated(1)	15,350,895	(866,684)	1,429,142	(584,910)	1,275,594	(1,053,814)	18,055,631	(2,505,408)
Financial assets that have been derecognized	(9,643,264)	349,930	(858,742)	315,991	(294,422)	250,487	(10,796,428)	916,408
Charges-off	(1,299,715)	231,387	(1,129,877)	542,312	(2,832,374)	4,488,267	(5,261,966)	5,261,966
Foreign Exchange and other movements	(3,291,416)	114,156	(355,455)	98,062	(149,816)	227,689	(3,796,687)	439,907
Balance at December 31, 2023	46,060,615	(2,672,234)	4,407,067	(1,584,505)	4,124,087	(3,460,299)	54,591,769	(7,717,038)
(1)Includes financial assets purchased, originated and restructured.

Financial leases

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2023	23,566,544	(151,328)	3,172,285	(238,920)	1,358,887	(622,826)	28,097,716	(1,013,074)
Transfers of financial instruments:	(33,774)	(56,552)	(337,901)	74,010	371,675	(17,458)	-	-
Transfers from stage 1 to stage 2	(886,398)	15,837	886,398	(15,837)	-	-	-	-
Transfers from stage 1 to stage 3	(214,258)	6,202	-	-	214,258	(6,202)	-	-
Transfers from stage 2 to stage 1	1,065,222	(77,927)	(1,065,222)	77,927	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(211,221)	26,291	211,221	(26,291)	-	-
Transfers from stage 3 to stage 1	1,660	(664)	-	-	(1,660)	664	-	-
Transfers from stage 3 to stage 2	-	-	52,144	(14,371)	(52,144)	14,371	-	-
Remeasurement arising from transfer of stage	(67,839)	66,879	(66,232)	(43,021)	38,500	(275,772)	(95,571)	(251,914)
Remeasurement from remaining in the stage	(1,719,440)	7,812	(84,050)	27,024	(16,635)	(44,480)	(1,820,125)	(9,644)
Remeasurement due to changes in economics factors	-	(2,286)	-	(4,103)	-	8,419	-	2,030
Remeasurement due to methodological changes	-	(1,756)	-	(5,150)	-	8,486	-	1,580
New financial assets purchased/originated(1)	2,926,745	(21,654)	915,316	(57,704)	67,467	(45,494)	3,909,528	(124,852)
Financial assets that have been derecognized	(1,780,980)	11,596	(264,866)	12,186	(129,570)	62,077	(2,175,416)	85,859
Charges-off	(863)	29	(25,471)	27,464	(251,570)	250,411	(277,904)	277,904
Foreign Exchange and other movements	(337,265)	1,831	(15,981)	1,573	(7,925)	4,132	(361,171)	7,536
Balance at December 31, 2023	22,553,128	(145,429)	3,293,100	(206,641)	1,430,829	(672,505)	27,277,057	(1,024,575)
(1)Includes financial assets purchased, originated and restructured.

Mortgage

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2023	34,067,734	(206,800)	1,997,270	(256,275)	1,306,369	(561,016)	37,371,373	(1,024,091)
Transfers of financial instruments:	(1,226,789)	(46,563)	838,151	32,285	388,638	14,278	-	-
Transfers from stage 1 to stage 2	(1,419,929)	20,379	1,419,929	(20,379)	-	-	-	-
Transfers from stage 1 to stage 3	(330,417)	7,821	-	-	330,417	(7,821)	-	-
Transfers from stage 2 to stage 1	523,311	(74,687)	(523,311)	74,687	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(306,993)	52,110	306,993	(52,110)	-	-
Transfers from stage 3 to stage 1	246	(76)	-	-	(246)	76	-	-
Transfers from stage 3 to stage 2	-	-	248,526	(74,133)	(248,526)	74,133	-	-
Remeasurement arising from transfer of stage	(18,655)	45,186	(8,302)	(84,371)	63,442	(154,335)	36,485	(193,520)
Remeasurement from remaining in the stage	(1,240,204)	(6,873)	(12,416)	(5,955)	(20,842)	(125,459)	(1,273,462)	(138,287)
Remeasurement due to changes in economics factors	-	(8,108)	-	(1,386)	-	-	-	(9,494)
Remeasurement due to methodological changes	-	54,756	-	17,730	-	58,972	-	131,458
New financial assets purchased/originated(1)	5,361,515	(36,938)	102,552	(19,513)	37,864	(11,435)	5,501,931	(67,886)
Financial assets that have been derecognized	(1,428,077)	11,130	(69,961)	10,885	(106,100)	53,259	(1,604,138)	75,274
Charges-off	(2,088)	8	(2,446)	497	(123,998)	128,027	(128,532)	128,532
Foreign Exchange and other movements	(3,302,788)	9,287	(216,194)	21,182	(134,267)	44,339	(3,653,249)	74,808
Balance at December 31, 2023	32,210,648	(184,915)	2,628,654	(284,921)	1,411,106	(553,370)	36,250,408	(1,023,206)
(1)Includes financial assets purchased, originated and restructured.

Small business loans

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2023	1,093,973	(28,564)	135,528	(29,024)	98,575	(67,447)	1,328,076	(125,035)
Transfers of financial instruments:	(210,552)	3,957	155,467	(680)	55,085	(3,277)	-	-
Transfers from stage 1 to stage 2	(177,024)	4,932	177,024	(4,932)	-	-	-	-
Transfers from stage 1 to stage 3	(46,849)	2,745	-	-	46,849	(2,745)	-	-
Transfers from stage 2 to stage 1	13,169	(3,625)	(13,169)	3,625	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(17,243)	5,043	17,243	(5,043)	-	-
Transfers from stage 3 to stage 1	152	(95)	-	-	(152)	95	-	-
Transfers from stage 3 to stage 2	-	-	8,855	(4,416)	(8,855)	4,416	-	-
Remeasurement arising from transfer of stage	(2,939)	2,268	(4,798)	(5,519)	(8,155)	(58,743)	(15,892)	(61,994)
Remeasurement from remaining in the stage	(133,210)	5,932	(9,475)	(7,767)	(94)	(9,821)	(142,779)	(11,656)
Remeasurement due to changes in economics factors	-	(3,185)	-	(882)	-	24	-	(4,043)
Remeasurement due to methodological changes	-	(14,202)	-	3,792	-	2,808	-	(7,602)
New financial assets purchased/originated(1)	395,777	(29,237)	31,394	(8,643)	32,093	(28,378)	459,264	(66,258)
Financial assets that have been derecognized	(220,594)	5,021	(13,738)	3,545	(12,904)	9,549	(247,236)	18,115
Charges-off	(17,840)	1,787	(17,376)	7,174	(46,060)	72,315	(81,276)	81,276
Foreign Exchange and other movements	(130,044)	993	(16,699)	3,139	(8,397)	5,047	(155,140)	9,179
Balance at December 31, 2023	774,571	(55,230)	260,303	(34,865)	110,143	(77,923)	1,145,017	(168,018)
(1)Includes financial assets purchased, originated and restructured.
NOTE 7. ASSETS HELD FOR SALE AND INVENTORIES, NET
The breakdown of inventories and assets held for sale, net of the Bank is as follows:

Assets held for sale and inventories	December 31, 2024	December 31, 2023
In millions of COP
Inventories, net	932,657	747,302
Assets held for sale, net	173,742	159,451
Total assets held for sale and inventories, net	1,106,399	906,753
7.1. Inventories
Due to the nature of the financial services provided by some subsidiaries of the Bank, assets provided through operating or financial leases to third parties that do not exercise the purchase option or that do not have a purchase option, are recorded as inventories once the agreement expires, considering that in the course of the ordinary activities performed by such subsidiaries, those assets are routinely sold.
In addition, the Bancolombia Group companies have a business unit that develops real estate, which are sold in the ordinary course of business and are classified as inventories.

The Bank’s inventories at December 31, 2024 and 2023, are summarized as follows:

Inventories	December 31, 2024	December 31, 2023
In millions of COP
Lands and buildings(1)	576,556	275,808
Vehicles(2)	365,173	469,949
Machinery and others	32,166	38,310
Total inventory cost	973,895	784,067
Impairment	(41,238)	(36,765)
Total inventories, net	932,657	747,302
(1)In 2024, includes business unit that develops real estate, which are sold in the ordinary course of business and are classified as inventories.
(2) The decrease corresponds to higher sales in the year.

Impairment is recognized based on market price fluctuation due to the fact that the fair value is determined by the offering price less cost to sell.
There are no inventories pledged as collateral for liabilities as of December 31, 2024 and 2023.
7.2. Assets held for sale
The assets recognized by the Bank as assets held for sale correspond to machinery, equipment, motor vehicles and technology, among others that have been received as foreclosed assets.
These assets are subject to a current plan for their sale, which contains the details of the selling price allocation and the advertising and marketing plan. Furthermore, the plan specifies the conditions to proceed with the selling process.
The total balance of assets held for sale, by operating segment, are detailed below:
As of December 31, 2024

Assets held for sale	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Total
In millions of COP
Machinery and equipment	5,563	4,522	-	-	10,085
Cost	5,660	4,532	-	-	10,192
Impairment	(97)	(10)	-	-	(107)
Real estate for residential purposes	2,887	111,983	6,349	12,644	133,863
Cost	2,887	116,214	6,374	12,673	138,148
Impairment	-	(4,231)	(25)	(29)	(4,285)
Real estate different from residential properties	182	29,612	-	-	29,794
Cost	182	29,787	-	-	29,969
Impairment	-	(175)	-	-	(175)
Total assets held for sale - cost	8,729	150,533	6,374	12,673	178,309
Total assets held for sale - impairment	(97)	(4,416)	(25)	(29)	(4,567)
Total assets held for sale(1)	8,632	146,117	6,349	12,644	173,742
(1)For 2024 there are no assets related to investments held for sale.

As of December 31, 2023

Assets held for sale	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Total
In millions of COP
Machinery and equipment	9,238	2,464	-	-	11,702
Cost	9,300	2,473	-	-	11,773
Impairment	(62)	(9)	-	-	(71)
Real estate for residential purposes	6,191	104,934	3,091	3,260	117,476
Cost	6,191	106,642	3,148	4,060	120,041
Impairment	-	(1,708)	(57)	(800)	(2,565)
Real estate different from residential properties	5,406	24,867	-	-	30,273
Cost	5,947	24,980	-	-	30,927
Impairment	(541)	(113)	-	-	(654)
Total assets held for sale - cost	21,438	134,095	3,148	4,060	162,741
Total assets held for sale - impairment	(603)	(1,830)	(57)	(800)	(3,290)
Total assets held for sale(1)	20,835	132,265	3,091	3,260	159,451
(1)For 2023 there are no assets related to investments held for sale.
Impairment losses are recognized for the difference between the carrying and recoverable amount of the asset.
NOTE 8. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
The following table presents information regarding the Bank’s investments in associates and joint ventures:

Composition	December 31, 2024	December 31, 2023
In millions of COP
Investments in associates(1)	2,768,611	2,526,073
Investments in joint ventures(2)	160,373	471,530
Total investments in associates and joint ventures	2,928,984	2,997,603
(1)As of December 31, 2024 and 2023, the amount includes investments in associates at fair value for COP 1,830,884 and COP 1,670,782, respectively, see Note 30. Fair value of assets and liabilities. Additionally, the amount includes investments in associates at equity method value for COP 937,727 and COP 855,291, respectively.
(2)All investments in joint ventures are accounted for using the equity method.

The following are the investments in associates that the Bank holds as of December 31, 2024 and 2023:

Company name	Main activity	Country	December 31, 2024			December 31, 2023
			% of Ownership interest	Carrying amount		% of Ownership interest	Carrying amount
In millions of COP
P.A Viva Malls(1)	Development and operation of commercial spaces	Colombia	49.00%	1,817,503		49.00%	1,661,679
Protección S.A.(1)	Administration of pension funds and severances	Colombia	20.58%	625,370		20.58%	594,105	*
P.A El Bosque	Real estate ecosystems	Colombia	14.11%	85,863	*	14.11%	57,120	*
Redeban Multicolor S.A.	Network data transmission services	Colombia	20.36%	42,190	*	20.36%	35,735	*
Titularizadora Colombiana S.A. Hitos.	Mortgage portfolio securities	Colombia	26.98%	42,050	*	26.98%	37,950	*
P.A El Otoño	Real estate ecosystems	Colombia	16.30%	36,676	*	16.30%	33,442	*
ACH Colombia S.A.	Electronic transfer services	Colombia	19.94%	23,706	*	19.94%	21,952	*
Patria Asset Management S.A. (before Gestoría Externa de Portafolios S.A.)	Investment management service	Colombia	49.31%	20,428		49.31%	11,278	*
Servicio Salvadoreño de Protección, S. A. de C.V.	Custodial services and transfer of monetary types	El Salvador	25.00%	13,382	*	25.00%	10,223	*
P.A Distrito Vera	Real estate ecosystems	Colombia	33.33%	13,325		33.33%	9,103
Servicios Financieros, S.A. de C.V.	Processing of financial transactions and electronic payment methods	El Salvador	49.78%	12,695	*	49.78%	9,514	*
Internacional Ejecutiva de Aviación S.A.S.(2)	Aircraft and aircraft travel service	Colombia	37.50%	9,158		25.00%	6,093	*
P.A Boreal	Real estate ecosystems	Colombia	20.00%	8,658	*	20.00%	7,579	*
P.A Mirador de la Ciénaga.	Real estate ecosystems	Colombia	13.00%	4,326	*	13.00%	4,518	*
P.A La Felicidad	Real estate ecosystems	Colombia	20.00%	4,067	*	20.00%	6,938	*
Reintegra S.A.S.	Collections and recovery of portfolio	Colombia	46.00%	3,520		46.00%	5,864	*
P.A Madrid II	Real estate ecosystems	Colombia	20.00%	3,103	*	20.00%	9,208	*
ACH de El Salvador, S. A. de C.V.	Electronic transfer services	El Salvador	25.00%	1,544	*	25.00%	1,554	*
Agricapital S.A.S.	Financial services	Colombia	10.79%	991	*	10.79%	1,262	*
Fideicomiso Locales Distrito Vera	Real estate ecosystems	Colombia	33.33%	56		— %	—
Servicios de Identidad Digital S.A.S.(3)	Digital services	Colombia	33.33%	—	*	33.33%	956
Total, investments in associates				2,768,611			2,526,073
(1)For further information, see table the changes in the carrying amount of associates of the Bank as of December 31, 2024 and 2023.
(2)The increase in the percentage of ownership is due to the purchase of 562,500 shares from Grupo Nutresa for COP 3,000 in April 2024.
(3)The value of the investment in the company is COP 0, due to the recognition of the equity method in the company up to its recoverable value.

(For the purposes of applying the equity method of accounting, financial statements as of November 30, 2024 and 2023 have been used. However, the Bank does not consider that any adjustments have to be made since no significant transactions took place between that date and December 31, 2024 and 2023.

The following table sets forth the changes in the carrying amount of associates of the Bank as of December 31, 2024 and 2023:

	December 31, 2024				December 31, 2023
	In millions of COP
	P.A Viva Malls	Protección S.A.	Others	Total	P.A Viva Malls	Protección S.A.	Others	Total
Balance at January 1,	1,661,679	594,105	270,289	2,526,073	1,530,459	533,584	236,407	2,300,450
Equity method(1)	155,824	94,180	61,189	311,193	128,028	62,442	40,234	230,704
OCI (Equity method)	-	(8,464)	1,642	(6,822)	-	(1,921)	(1,039)	(2,960)
OCI (Translation adjustment)	-	-	3,395	3,395	-	-	(5,674)	(5,674)
Purchase / capitalizations	-	-	38,285	38,285	3,192	-	35,561	38,753
Sells or refund of contributions	-	-	(21,041)	(21,041)	-	-	(6,428)	(6,428)
Impairment loss(2)	-	-	(26)	(26)	-	-	(2,017)	(2,017)
Dividends	-	(55,558)	(27,432)	(82,990)	-	-	(28,249)	(28,249)
Others	-	1,107	(563)	544	-	-	1,494	1,494
Balance at December 31,	1,817,503	625,370	325,738	2,768,611	1,661,679	594,105	270,289	2,526,073
(1)For further information see Note 25.5. Dividends and net income on equity investments.
(2)For 2024 and 2023, the Bank management performed a valuation, to establish the recoverables amounts based in value in use of Reintegra S.A.S., which amounted to COP 3,737 and COP 5,750, respectively, with a discount rate of 20.39% and 21.50%, respectively. As a result of the valuation, the recoverables amounts of the investment were lower than the carrying amount of each year, for this, the Bank recorded an impairment in the Consolidated Statement of Income for COP 26 and COP 2,017. For further information see Note 25.5. Dividends and net income on equity investments.

The following is additional information regarding the Bank’s most significant associates as of December 31, 2024 and 2023:
As of December 31, 2024

Company name	Assets (unaudited)	Liabilities (unaudited)	OCI (unaudited)	Income from ordinary activities (unaudited)	Profits (unaudited)
In millions of COP
P.A Viva Malls	3,823,893	114,703	-	761,198	487,123
Protección S.A.	3,194,045	752,834	38,953	1,884,277	446,532
As of December 31, 2023

Company name	Assets (unaudited)	Liabilities (unaudited)	OCI (unaudited)	Income from ordinary activities (unaudited)	Profits (unaudited)
In millions of COP
P.A Viva Malls	3,492,834	101,653	-	849,928	327,838
Protección S.A.	2,955,547	666,280	80,088	1,597,171	303,460
The dividends received from the associate at fair value P.A Viva Malls for the year ended December 31, 2024 and 2023 are COP 121,977 and COP 104,623, respectively. These are included in the line Dividends and net income on equity investments in the Consolidated Statement of Income. Dividends are received in Protección S.A. for COP 55,558, effect of the recognition of the equity method, recognized as a reduction in the value of the investment.

The following are the joint ventures that the Bank holds as of December 31, 2024 and 2023:

Company name	Main activity	Country	December 31, 2024			December 31, 2023
			% of Ownership interest	Carrying amount		% of Ownership interest	Carrying amount
In millions of COP
Compañía de Financiamiento TUYA S.A.(1)	Financing Services	Colombia	50.00%	95,106		50.00%	410,324
P.A Laurel	Renewable energies	Colombia	50.00%	27,835		50.00%	27,364	*
Puntos Colombia S.A.S.	Administration of the customers loyalty	Colombia	50.00%	17,691		50.00%	10,922	*
Fondo de Capital Privado Ruta del Sol compartimento A	Investment in infrastructure projects	Colombia	26.30%	10,597	*	26.30%	10,588	*
P.A Blup	Inventory finance and comprehensive logistics operation	Colombia	50.00%	3,888		50.00%	3,313
Ecosistemas Digitales de Negocio S.A.S.	Digital electronic billing services	Colombia	50.00%	3,182		50.00%	6,293	*
P.A Coba(2)(3)	Technological platform development	Colombia	51.78%	1,720		— %	-
P.A Acelera TI(2)	IT talent development	Colombia	50.00%	279		— %	-
Avicapital	Purchase and sale of loans and receivables	Colombia	50.00%	75	*	50.00%	-
P.A. Finsocial	Purchase and sale of loans and receivables	Colombia	— %	-		50.00%	42	*
P.A Reintegra(4)	Collections and recovery of portfolio	Colombia	46.00%	-	*	46.00%	-	*
P.A Muverang(5)	Sustainable mobility services	Colombia	33.33%	-	*	33.33%	2,684
Total investments in joint venture				160,373			471,530
(1)For further information, see table the changes in the carrying amount of joint ventures of the Bank as of December 31, 2024 and 2023.
(2)Investments acquired by Negocios Digitales Colombia S.A.S. during the year 2024.
(3)The investment is classified as a joint venture because the relevant decisions are made jointly and there is no control over it.
(4)In 2024 and 2023, the carrying amount at the end of the year is COP 0, because the amount of downstream transactions between Bancolombia S.A. and P.A Reintegra made during these years.
(5)In 2024, the value of the investment in the company is COP 0, due to the recognition of the equity method and impairment of the company.
(For the purposes of applying the equity method of accounting, financial statements as of November 30, 2024 and 2023 have been used. However, the Bank does not consider that any adjustments have to be made since no significant transactions took place between these dates and December 31, 2024 and 2023.
The following table sets forth the changes in the carrying amount of joint ventures of the Bank as of December 31, 2024 and 2023:

	December 31, 2024			December 31, 2023
	In millions of COP
	Compañía de financiamiento Tuya S.A.	Others	Total	Compañía de financiamiento Tuya S.A.	Others	Total
Balance at January 1,	410,324	61,206	471,530	564,998	50,185	615,183
Equity method(1)	(79,681)	(8,940)	(88,621)	(110,600)	(6,989)	(117,589)
Purchase / capitalizations	76,751	15,437	92,188	62,500	17,890	80,390
Sells or refund of contributions	-	(403)	(403)	-	(296)	(296)
(Impairment loss) / Recovery(2)	(312,288)	(2,033)	(314,321)	(106,574)	416	(106,158)
Balance at December 31,	95,106	65,267	160,373	410,324	61,206	471,530
(1)For further information, see Note 25.5. Dividends and net income on equity investments.
(2)During the year 2024 and 2023, the impairment loss relates mainly to the fact that the Bank's management requested a valuation of joint venture Tuya S.A. to establish the recoverable amount based in value in use of the previously mentioned joint ventures, which amounted to COP 85,993 and COP 425,494 with a 12.90% - 16.10% and 13.10% - 20.30% discount rate, respectively. As a result of the valuation, the recoverables amounts on investment were lower than the carrying amount, therefore, the Bank recorded an impairment in the Consolidated Statement of Income for

COP 312,288 and COP 106,574, respectively. Additionally, for 2024, the Bank's management determined that due to its divestment decision in the P.A. Muverang, the recoverable amount is COP 0. As the recoverable amount was lower than the carrying amount, an impairment was recorded in the Consolidated Statement of Income for the period for COP 2,033. Additionally, for 2023, the Bank management performed a valuation, to establish the recoverable amount based in value in use of Fondo de Capital Privado Ruta del Sol compartimento A, which amounted to COP 2,742, with a 36.03% discount rate. As a result of the valuation, the recoverable amount of the investment was higher than the carrying amount, for this, the Bank recognized a recovery of the impairment losses for COP 416. See Note 25.5. Dividends and net income on equity investments.

The following is additional information regarding the Bank’s most significant joint ventures as of December 31, 2024 and 2023:
As of December 31, 2024

Company name	Assets (unaudited)(1)	Liabilities (unaudited)	Income from ordinary activities (unaudited)	Loss (unaudited)(2)
In millions of COP
Compañía de financiamiento Tuya S.A.	2,830,280	2,322,251	1,505,074	155,514
(1)Includes cash and cash equivalents for COP 317,389.
(2)Includes interest and valuation income for COP 704,535, credit impairment charges, net for COP 510,496, interest expenses for COP 305,343, depreciation and amortization for COP 29,329 and income tax revenue for COP 53,566.

As of December 31, 2023

Company name	Assets (unaudited)(1)	Liabilities (unaudited)	Income from ordinary activities (unaudited)	Loss (unaudited)(2)
In millions of COP
Compañía de financiamiento Tuya S.A.	3,827,631	3,313,741	2,205,538	221,199
(1)Includes cash and cash equivalents for COP 223,625.
(2)Includes interest and valuation income for COP 1,142,715, credit impairment charges, net for COP 949,125, interest expenses for COP 502,501, depreciation and amortization for COP 38,491 and income tax revenue for COP 131,265.

The accumulated other comprehensive income before tax of investments in associates and joint ventures as of December 31, 2024 and 2023, corresponds to COP 1,324 and COP 4,751, respectively.
As of December 31, 2024 and 2023, there are no restrictions on the ability of the associates and joint ventures to transfer funds to the Bank in the form of cash dividends. In the same way, there are no contingent liabilities incurred by the Bank regarding its interests in the aforementioned joint ventures and associates.

In the companies P.A El Bosque, P.A El Otoño, ACH Colombia S.A., P.A Mirador de la Ciénaga and Agricapital S.A.S. the participation of the Bank is less than 20%, however, it has participation in the Board of Directors and for this reason it is considered that it has significant influence over the decisions that may be taken in the company.

NOTE 9. INVESTMENT PROPERTIES
The table below sets forth the conciliation between the initial and ending balances of the market value of investment properties of Consolidated Statement of Financial Position at the end of the period:

	December 31, 2024	December 31, 2023
In millions of COP
Balance at the beginning of the year	4,709,911	3,994,058
Acquisitions(1)	682,334	294,569
Subsequent expenditure recognized as an asset	222,167	170,920
Sales/Write-offs(2)	(156,697)	(21,194)
Amount reclassified (to) from other assets(3)	(77,862)	39,096
Gains on valuation(4)	200,256	232,462
Balance at the end of the period(5)	5,580,109	4,709,911
(1)In 2024 corresponds to PA Cedis Sodimac for COP 461,815 and of the Constellation real estate for COP 161,427.
(2)In 2024, corresponds mainly to the sale of the PA Polaris for COP 63,475, Lote B5 for COP 33,364, Local of the Molinos 4139 for COP 7,709 and Plaza de la Aduana for COP 5,032.
(3)In 2024 corresponds to property of Fondo Inmobiliario Colombia that were reclassified to the inventories category and in 2023 reclassified from the property and equipment category, considering the change of use of these assets.
(4)In 2023 the difference with the line Investment property valuation included in Other operating income corresponds to gains recognized in acquisitions. See Note 25.4. Other operating income - Investment property valuation and Others.
(5)Between December 31, 2024 and 2023, there were no transfers in and out of Level 3 fair value hierarchy related with investment properties. See Note 30. Fair value of assets and liabilities.

The valuation adjustments recorded by the Bank related to its investment properties are detailed below:
As of December 31, 2024

Type of asset	Balance at the beginning of the year	Appraisals	Net increase(1)	Amount reclassified (to) from other asset(2)	Amount reclassified from construction to finished(3)	Adjusted fair value at the end of the year
In millions of COP
Buildings	4,369,629	191,051	578,639	(77,862)	18,819	5,080,276
Lands	340,282	9,205	169,165	-	(18,819)	499,833
Total	4,709,911	200,256	747,804	(77,862)	-	5,580,109

(1) The net increase in buildings corresponds mainly the purchase of PA Cedis Sodimac for COP 461,815, and Constellation property for COP 161,427.
(2) In 2024 corresponds to property of Fondo Inmobiliario Colombia that were reclassified to the inventories category because they are assets intended to be sold in the ordinary course of business.
(3) In 2024 the movement corresponds to the reclassification of properties that were under construction and have already been completed.

As of December 31, 2023

Type of asset	Balance at the beginning of the year	Appraisals	Net increase (1)(2)	Acquisitions from business combination(3)	Adjusted fair value at the end of the year
In millions of COP
Buildings	3,870,706	194,608	265,219	39,096	4,369,629
Lands	123,352	37,854	179,076	-	340,282
Total	3,994,058	232,462	444,295	39,096	4,709,911
(1)The increase in buildings corresponds mainly in Bancolombia for the purchase for COP 80,954, FCP Fondo Inmobiliario Colombia for COP 91,182, in addition to subsequent expenditure for investment properties under construction for COP 71,023.
(2)The increase in lands corresponds mainly to the entry of Nomad Central-2, P.A Calle 84 (2) and P.A Calle 84 (3) for COP 92,585 and the subsequent expenditure for COP 71,354.
(3)The amount reclassified from premises and equipment corresponds properties from FCP Fondo Inmobiliario Colombia that were transfers to investment property, because they are held for obtaining profits and capital appreciation.

Amounts recognized in the statement of income for the period.
The table sets forth the main income recorded by the Bank related to its investment properties:

	December 31, 2024	December 31, 2023	December 31, 2022
	In millions of COP
Income from rentals	325,286	228,325	157,511
Operating expenses due to:	60,334	39,191	40,288
Investment properties that generated income through rentals	37,394	28,813	21,267
Investment properties that did not generate income through rentals	22,940	10,378	19,021
Currently, there are no restrictions on the use or income derived from the buildings or lands that the Bank has as investment property.
The fair value of the Bank’s investment properties for the year ending at December 31, 2024 and 2023, has been recorded according to the assessment made by independent external consulting companies that have the appropriate capacity and experience in performing those assessments. The appraisers are either approved by the Property Market Auctions of Colombia or foreign appraisers, who are required to provide a second signature by a Colombia appraiser accredited by the Property Market Auctions.
Fair value appraisals are carried out in accordance with IFRS 13. The reports made by the external consulting company contain the description of the valuation methodologies used, and key assumptions such as: discount rates, calculation of applied expenses and income approach, among others. The fair value of the investment properties is based on the comparative market approach, which reflects the prices of recent transactions with similar characteristics. Upon determining the fair value of these investment properties, the greater and best use of these investment properties is their present use. For further information about measurement techniques and inputs used by consulting companies, see Note 30 Fair Value of assets and liabilities.

As of December 31, 2024 and 2023, the Bank does not have investment properties held under financial leases.

NOTE 10. PREMISES AND EQUIPMENT, NET
As of December 31, 2024 and 2023, the premises and equipment, net consisted of the following:

Composition	December 31, 2024	December 31, 2023
In millions of COP
Premises and equipment for own use, net	2,650,602	2,525,254
Premises and equipment in operating leases, net	3,255,462	3,997,280
Total premises and equipment, net	5,906,064	6,522,534
As of December 31, 2024
Premises and equipment for own use

Premises and equipment for own use	Balance at January 1, 2024	Roll - forward					Balance at December 31, 2024
		Additions(1)	Expenses depreciation and impairment(2)	Disposals(3)	Transfers(4)	Effect of changes in foreign exchange rate
In millions of COP
Land
Cost	517,405	-	-	(8,729)	1,437	28,520	538,633
Construction in progress
Cost	83,633	27,273	-	(19,945)	(51,842)	7,570	46,689
Buildings
Cost	1,740,005	14,187	-	(17,843)	42,645	97,040	1,876,034
Accumulated depreciation	(493,196)	-	(36,311)	5,581	865	(51,608)	(574,669)
Furniture and fixtures
Cost	678,138	88,033	-	(20,444)	98	34,340	780,165
Accumulated depreciation	(415,517)	-	(42,332)	15,163	(6)	(22,020)	(464,712)
Accumulated impairment	-	-	(441)	441	-	-	-
Computer equipment
Cost	974,433	163,304	-	(111,079)	(1,857)	48,143	1,072,944
Accumulated depreciation	(592,436)	-	(116,102)	93,511	6	(31,407)	(646,428)
Accumulated impairment	-	-	(401)	401	-	-	-
Vehicles
Cost	33,980	4,809	-	(5,174)	445	2,374	36,434
Accumulated depreciation	(17,306)	-	(6,007)	4,762	17	(1,276)	(19,810)
Leasehold improvements
Cost	16,637	33,848	-	-	(44,781)	203	5,907
Accumulated depreciation	(522)	-	(23)	-	-	(40)	(585)
Total premises and equipment for own use - cost	4,044,231	331,454	-	(183,214)	(53,855)	218,190	4,356,806
Total premises and equipment - accumulated depreciation	(1,518,977)	-	(200,775)	119,017	882	(106,351)	(1,706,204)
Total premises and equipment - accumulated impairment	-	-	(842)	842	-	-	-
Total premises and equipment for own use, net	2,525,254	331,454	(201,617)	(63,355)	(52,973)	111,839	2,650,602
(1) Corresponds mainly to Bancolombia S.A due to:
Computer equipment, mainly: ATMs, laptops, central processing unit (CPU) and security cameras.
Furniture and fixtures, mainly: Condensing unit, modular system, handling unit and Chiller (complementary air conditioning equipment), power plant and cashier stand.
Leasehold improvements, mainly: Cosmocentro building, Carrera Primera Branch and Calle 76 Branch.
(2) See Note 26.3. Impairment, depreciation and amortization.
The impairment, mainly in Bancolombia S.A, corresponds to the procedure defined in the assets for obsolescence, accidents and others, which results in the write-off of the asset.

(3) Corresponds mainly to Bancolombia S.A in computer equipment due to obsolescence of ATMs and laptops.
(4) Corresponds mainly to Bancolombia S.A. for transfer to right-of-use assets due to completion of improvements and activation of contracts, the most significant improvements being in branches and activation due to completion of improvements of other assets.
Premises and equipment in operating leases

Premises and equipment in operating leases	Balance at January 1, 2024	Roll - forward					Balance at December 31, 2024
		Additions	Expenses depreciation and impairment(1)	Disposals	Transfers	Effect of changes in foreign exchange rate
In millions of COP
Furniture and fixtures
Cost	2,091	-	-	-	-	-	2,091
Accumulated depreciation	(614)	-	(254)	-	-	-	(868)
Computer equipment
Cost	228,161	73,678	-	(15,015)	(21,594)	-	265,230
Accumulated depreciation	(95,638)	-	(63,251)	12,730	21,294	-	(124,865)
Vehicles(2)
Cost	4,787,645	673,997	-	(148,572)	(1,246,104)	-	4,066,966
Accumulated depreciation	(924,365)	-	(369,475)	30,259	310,489	-	(953,092)
Total premises and equipment in operating leases - cost	5,017,897	747,675	-	(163,587)	(1,267,698)	-	4,334,287
Total premises and equipment - accumulated depreciation	(1,020,617)	-	(432,980)	42,989	331,783	-	(1,078,825)
Total premises and equipment in operating leases, net	3,997,280	747,675	(432,980)	(120,598)	(935,915)	-	3,255,462
(1)See Note 26.3. Impairment, depreciation and amortization
(2)The decrease is mainly due in Bancolombia S.A due to cancellations and transfers to inventories of vehicles leased.
Premises and equipment total

Premises and equipment total	Balance at January 1, 2024	Roll - forward					Balance at December 31, 2024
		Additions	Expenses depreciation and impairment(1)	Disposals	Transfers	Effect of changes in foreign exchange rate
In millions of COP
Total premises and equipment - cost	9,062,128	1,079,129	-	(346,801)	(1,321,553)	218,190	8,691,093
Total premises and equipment - accumulated depreciation	(2,539,594)	-	(633,755)	162,006	332,665	(106,351)	(2,785,029)
Total premises and equipment - accumulated impairment	-	-	(842)	842	-	-	-
Total premises and equipment, net	6,522,534	1,079,129	(634,597)	(183,953)	(988,888)	111,839	5,906,064
(1)See Note 26.3. Impairment, depreciation and amortization.

As of December 31, 2023
Premises and equipment for own use

Premises and equipment for own use	Balance at January 1, 2023	Roll - forward					Balance at December 31, 2023
		Additions	Expenses depreciation and impairment(1)	Disposals	Transfers	Effect of changes in foreign exchange rate
In millions of COP
Land
Cost	605,713	3,750	-	(3,738)	(39,665)	(48,655)	517,405
Construction in progress
Cost	51,839	46,846	-	-	-	(15,052)	83,633
Buildings
Cost	1,878,689	25,644	-	(30,968)	18,311	(151,671)	1,740,005
Accumulated depreciation	(535,550)	-	(38,565)	10,828	(11,916)	82,007	(493,196)
Accumulated impairment	-	-	(153)	153	-	-	-
Furniture and fixtures
Cost	709,894	57,565	-	(29,474)	(6,522)	(53,325)	678,138
Accumulated depreciation	(432,992)	-	(44,238)	25,956	-	35,757	(415,517)
Accumulated impairment	-	-	(797)	797	-	-	-
Computer equipment
Cost	1,007,230	129,012	-	(91,096)	2,416	(73,129)	974,433
Accumulated depreciation	(595,991)	-	(114,887)	73,226	(4,100)	49,316	(592,436)
Accumulated impairment	-	-	(1,507)	1,507	-	-	-
Vehicles
Cost	31,713	9,967	-	(6,709)	2,489	(3,480)	33,980
Accumulated depreciation	(19,506)	-	(5,331)	5,650	(14)	1,895	(17,306)
Leasehold improvements
Cost	9,661	26,950	-	-	(19,436)	(538)	16,637
Accumulated depreciation	(627)	-	(25)	-	-	130	(522)
Total premises and equipment for own use - cost	4,294,739	299,734	-	(161,985)	(42,407)	(345,850)	4,044,231
Total premises and equipment - accumulated depreciation	(1,584,666)	-	(203,046)	115,660	(16,030)	169,105	(1,518,977)
Total premises and equipment - accumulated impairment	-	-	(2,457)	2,457	-	-	-
Total premises and equipment for own use, net	2,710,073	299,734	(205,503)	(43,868)	(58,437)	(176,745)	2,525,254
(1)See Note 26.3. Impairment, depreciation and amortization.

Premises and equipment in operating leases

Premises and equipment in operating leases	Balance at January 1, 2023	Roll - forward					Balance at December 31, 2023
		Additions	Expenses depreciation and impairment(1)	Disposals	Transfers	Effect of changes in foreign exchange rate
In millions of COP
Furniture and fixtures
Cost	2,091	-	-	-	-	-	2,091
Accumulated depreciation	(360)	-	(254)	-	-	-	(614)
Computer equipment
Cost	150,969	66,833	-	(4,463)	14,822	-	228,161
Accumulated depreciation	(66,577)	-	(49,364)	3,855	16,448	-	(95,638)
Vehicles
Cost	4,718,405	1,156,419	-	(79,280)	(1,007,899)	-	4,787,645
Accumulated depreciation	(787,535)	-	(383,712)	18,181	228,701	-	(924,365)
Accumulated impairment	-	-	(2,023)	2,023	-	-	-
Total premises and equipment in operating leases - cost	4,871,465	1,223,252	-	(83,743)	(993,077)	-	5,017,897
Total premises and equipment - accumulated depreciation	(854,472)	-	(433,330)	22,036	245,149	-	(1,020,617)
Total premises and equipment - accumulated impairment	-	-	(2,023)	2,023	-	-	-
Total premises and equipment in operating leases, net	4,016,993	1,223,252	(435,353)	(59,684)	(747,928)	-	3,997,280
(1)See Note 26.3. Impairment, depreciation and amortization.
Premises and equipment total

Premises and equipment total	Balance at January 1, 2023	Roll - forward					Balance at December 31, 2023
		Additions	Expenses depreciation and impairment(1)	Disposals	Transfers	Effect of changes in foreign exchange rate
In millions of COP
Total premises and equipment - cost	9,166,204	1,522,986	-	(245,728)	(1,035,484)	(345,850)	9,062,128
Total premises and equipment - accumulated depreciation	(2,439,138)	-	(636,376)	137,696	229,119	169,105	(2,539,594)
Total premises and equipment - accumulated impairment	-	-	(4,480)	4,480	-	-	-
Total premises and equipment, net	6,727,066	1,522,986	(640,856)	(103,552)	(806,365)	(176,745)	6,522,534
(1)See Note 26.3. Impairment, depreciation and amortization.
As of December 31, 2024 and 2023, there were contractual commitments for the purchase of premises and equipment of COP 2,664 and COP 4,025, respectively. As of December 31, 2024, these commitments are mainly for branch projects, asset changes, and improvements to the Niquia Datacenter (data processing center).
As of December 31, 2024 and 2023, there was no premises and equipment pledged as collateral, or with ownership restrictions. Additionally, the assessment made by Bancolombia Group indicates there is no evidence of impairment of its premises and equipment.
As of December 31, 2024 and 2023, the amount of fully depreciated premises and equipment that is still in use is COP 735,090 and COP 673,376, respectively, mainly comprised of computer equipment, furniture and fixtures and office equipment, buildings and vehicles. The temporarily idle premises and equipment amounted to COP 97,055 in 2024 and COP 79,644 in 2023.

NOTE 11. LEASES
11.1. Lessor
Finance leases
The Bank has entered into lease agreements as the lessor. These lease arrangements involve machinery and equipment, computer equipment, vehicles, buildings and furniture and fixtures, and their terms range between one and thirty years, as follows:
As of December 31, 2024

Period	Gross investment in finance lease receivable	Present value of minimum payments
In millions of COP
Less than 1 year	1,443,191	1,253,099
Between 1 and 5 years	10,610,800	8,446,425
Greater than 5 years	31,988,317	17,592,080
Total gross investment in finance lease receivable/ present value of minimum payments	44,042,308	27,291,604
Less: Future financial income(1)	(16,750,704)	-
Present value of payments receivable(2)	27,291,604	27,291,604
Minimum non-collectable payments impairment	(1,088,272)	(1,088,272)
Total	26,203,332	26,203,332
(1)Future financial income: Total Gross Investment - Total Present Value of minimum payments.
(2)See Note 6. Loans and advances to customers, net.
As of December 31, 2023

Period	Gross investment in finance lease receivable	Present value of minimum payments
In millions of COP
Less than 1 year	1,481,313	1,257,859
Between 1 and 5 years	10,967,173	8,338,151
Greater than 5 years	34,066,937	17,681,047
Total gross investment in finance lease receivable/ present value of minimum payments	46,515,423	27,277,057
Less: Future financial income(1)	(19,238,366)	-
Present value of payments receivable(2)	27,277,057	27,277,057
Minimum non-collectable payments impairment	(1,024,575)	(1,024,575)
Total	26,252,482	26,252,482
(1)Future financial income: Total Gross Investment - Total Present Value of minimum payments.
(2)See Note 6. Loans and advances to customers, net.

Unsecured residual value(*)
The following table sets the unsecured residual values by type of asset as of December 31, 2024 and 2023:

Type of asset	December 31, 2024	December 31, 2023
In millions of COP
Technological equipment	58,357	49,990
Vehicles	15,966	14,243
Machinery and equipment	20,650	11,930
Furniture and fixtures	14	12
Other assets	1,862	1,417
Total	96,849	77,592
(The unsecured residual value is the part of the residual value of the leased asset, whose realization is not secured or is secured by a third party related to the lessor.
Amounts recognized as income for extensions
At the end of the reporting period, the following entries are recognized as income corresponding to contract extensions or automatic time extension of financial leasing contracts:

Type of asset	December 31, 2024	December 31, 2023
In millions of COP
Technological equipment	15,572	20,717
Buildings	9,254	8,088
Machinery and equipment	236	532
Vehicles	200	102
Total	25,262	29,439
As of December 31, 2024, 2023 and 2022, The Bank has recognized in its financial statements COP 3,559,814, COP 3,879,188, and COP 2,461,456, corresponding to financial leases income, respectively.
Operating leases
Some of the Bank’s subsidiaries lease assets to third parties under the lease modality. Assets provided through operating leases are recorded as premises and equipment. The terms established for these agreements range from six months to ten years.
The following table presents the information of minimum payments by lease to be received:

	December 31, 2024	December 31, 2023
In millions of COP
Less than 1 year	246,875	259,277
Between 1 and 5 years	186,465	524,293
Greater than 5 years	56,999	60,619
Total(1)	490,339	844,189
(1)During 2024, Renting Colombia S.A.S. has increased the placement of financial leases, which has resulted in a decrease in operating leases.

As of December 31, 2024, 2023 and 2022, The Bank has recognized in its financial statements COP 795,179, COP 833,244 and COP 649,693 corresponding to operating leases income, respectively. Additionally, The Bank recognized other services related to the lease for COP 671,251, COP 660,442 and COP 541,436 respectively.
Risk management associated with leases
The Bank, in those companies offering leasing services, acting as lessor, has a comprehensive asset management model for those assets classified as property, plant and equipment. For the risk of non-payment of rent by the lessee, the model includes policies and guidelines in the origination of leasing contracts, where the lessee's payment capacity is assessed through financial analysis, historical payment behavior evaluation, and risk level. This model includes an impairment test that evaluates indicators that impact the assets, which is carried out annually. The test evaluates both external indicators (economic and legal), and internal ones (insurance, maintenance and used market sales) indicators that impact the assets and their environment are evaluated. Likewise, the calculation of residuals was updated to reflect the effect of the new macroeconomic conditions. Moreover, the Bank performs a detailed review process at the time of return of the asset by the lessees in order to guarantee their operating conditions. Additionally, the Bank employs experts apart from the sales team, who constantly monitor the conditions of the second-hand market, and carry out back-testing in order to determine the consistency of the residual value model, and periodically review the results together with key managers. All the above is complemented by agreements with suppliers, which allow the exchange of information, knowledge and, in some cases, the structuring of residual risk mitigation mechanisms.

In order to manage the risks associated with the assets, the Bank also employs an insurance department, and engages an international broker and insurance companies. They all serve as support to design and define the strategies for the different types of protection that cover the lessor's risks, assets and customers. In the vehicle rental business of Renting Colombia S.A.S., there is also a proprietary insurance model for a percentage of the vehicles in the active fleet, which covers partial and total losses due to damage and theft with company resources. At the same time, civil liability and assistance coverage are managed through insurance companies. This proprietary insurance model is managed through projected estimation strategies, monitoring the frequency of claims, and containment strategies through methodological support and the design and implementation of road safety programs.

Similarly, in the same vehicle rental business of Renting Colombia's, assets are managed with the goal of preserving commercial value through necessary maintenance, which avoids deterioration beyond that generated by regular use. Service indicators with suppliers are periodically reviewed in order to ensure their quality and compliance with the expected levels. Safe mobility strategies are also defined based on the permanent analysis of the road safety indicators. These strategies aim at ensuring the status and useful life of the asset.

11.2. Lessee
The Bank has entered into lease agreements as a lessee. These arrangements involve offices, branches and administrative offices as well as certain Computer equipment. As of December 31, 2024 and 2023, the rollforward of right-of-use assets was as follows:
As of December 31, 2024

		Roll - forward
Right-of-use assets	Balance at January 01, 2024	Acquisitions	Additions	Expenses depreciation(1)	Disposals	Revaluation(2)	Effect of changes in foreign exchange rate	Balance at December 31, 2024
In millions of COP
Buildings
Cost	2,302,922	105,666	61,879	-	(62,106)	91,414	144,744	2,644,519
Accumulated depreciation	(706,786)	-	-	(191,472)	34,561	-	(62,201)	(925,898)
Computer equipment
Cost	58,069	4,552	195	-	(3,538)	803	7,620	67,701
Accumulated depreciation	(34,936)	-	-	(12,352)	3,398	-	(5,026)	(48,916)
Furniture and fixtures
Cost	2,762	5,083	-	-	(509)	33	617	7,986
Accumulated depreciation	(2,607)	-	-	(656)	509	-	(317)	(3,071)
Vehicles
Cost	19,755	89,733	-	-	(90,464)	21	244	19,289
Accumulated depreciation	(5,134)	-	-	(3,080)	4,005	-	(195)	(4,404)
Total right-of-use assets – cost	2,383,508	205,034	62,074	-	(156,617)	92,271	153,225	2,739,495
Total right-of-use assets - accumulated depreciation	(749,463)	-	-	(207,560)	42,473	-	(67,739)	(982,289)
Total right-of-use assets, net	1,634,045	205,034	62,074	(207,560)	(114,144)	92,271	85,486	1,757,206
(1)See Note 26.3 Impairment, depreciation and amortization.
(2)The variation corresponds mainly to changes in the estimated term of buildings lease liabilities.

As of December 31, 2023

		Roll - forward
Right-of-use assets	Balance at January 01, 2023	Acquisitions	Additions	Expenses depreciation(1)	Disposals	Revaluation(2)	Effect of changes in foreign exchange rate	Balance at December 31, 2023
In millions of COP
Buildings
Cost	2,319,471	67,049	11,861	-	(75,701)	218,592	(238,350)	2,302,922
Accumulated depreciation	(637,615)	-	-	(198,156)	41,560	-	87,425	(706,786)
Computer equipment
Cost	95,240	7,965	-	-	(30,650)	(2,773)	(11,713)	58,069
Accumulated depreciation	(53,757)	-	-	(17,043)	29,864	-	6,000	(34,936)
Furniture and fixtures
Cost	4,449	620	-	-	(1,783)	-	(524)	2,762
Accumulated depreciation	(4,291)	-	-	(548)	1,708	-	524	(2,607)
Vehicles
Cost	136,560	418,773	-	-	(539,293)	4,419	(704)	19,755
Accumulated depreciation	(32,949)	-	-	(13,918)	41,128	-	605	(5,134)
Total right-of-use assets – cost	2,555,720	494,407	11,861	-	(647,427)	220,238	(251,291)	2,383,508
Total right-of-use assets - accumulated depreciation	(728,612)	-	-	(229,665)	114,260	-	94,554	(749,463)
Total right-of-use assets, net	1,827,108	494,407	11,861	(229,665)	(533,167)	220,238	(156,737)	1,634,045
(1)See Note 26.3 Impairment, depreciation and amortization.
(2)The variation corresponds mainly to changes in the estimated term of buildings lease liabilities.
The following table sets forth the changes in lease liabilities as of December 31, 2024 and 2023:
As of December 31, 2024

Concept	Total
In millions of COP
Balance at January 01, 2024	1,773,610
(+) New contracts	114,425
(+/-) Reassessment of the lease liability(1)	74,457
(-) Payments	(311,082)
(+) Accrued Interest(2)	136,924
(+/-) Effect of changes in foreign exchange rate(3)	101,030
Balance at December 31, 2024	1,889,364
(1)The variation corresponds mainly to changes in the estimated term of buildings lease liabilities.
(2)The difference of COP 1,378 with the interest expensive on lease liabilities recognized in the Consolidated Statement Income corresponds to the expense accrued for the difference between the book value of the right-of-use asset and the lease liability at the time of early termination of contracts.
(3)Corresponds to the increase in the market representative rate from COP 3,822.05 Colombian pesos in December 2023 to COP 4,409.15 Colombian pesos in December 2024.

As of December 31, 2023

Concept	Total
In millions of COP
Balance at January 01, 2023	1,900,268
(+) New contracts	75,345
(+/-) Reassessment of the lease liability(1)	161,787
(-) Payments	(305,413)
(+) Accrued Interest(2)	123,175
(+/-) Effect of changes in foreign exchange rate(3)	(181,552)
Balance at December 31, 2023	1,773,610
(1)The variation corresponds mainly to changes in the estimated term of buildings lease liabilities.
(2)The difference of COP 9,360 with the interest expensive on lease liabilities recognized in the Consolidated Statement Income corresponds to the expense accrued for the difference between the book value of the right-of-use asset and the lease liability at the time of early termination of contracts.
(3)Corresponds to the decrease in the market representative rate from COP 4,810.20 Colombian pesos in December 2022 to COP 3,822.05 Colombian pesos in December 2023.
The following table shows maturity analysis of lease liabilities as of December 31, 2024 and 2023:
As of December 31, 2024

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total lease liabilities
In millions of COP
Buildings	20,467	71,155	220,050	1,551,740	1,863,412
Computer equipment	1,332	9,683	8,693	1,224	20,932
Furniture and fixtures	-	890	3,954	-	4,844
Vehicles	-	176	-	-	176
Total lease liabilities	21,799	81,904	232,697	1,552,964	1,889,364
As of December 31, 2023

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total lease liabilities
In millions of COP
Buildings	17,345	58,438	230,397	1,441,288	1,747,468
Computer equipment	2,733	14,124	7,524	1,391	25,772
Vehicles	125	245	-	-	370
Total lease liabilities	20,203	72,807	237,921	1,442,679	1,773,610

The following table shows the weighted average rates and average useful life of right-of-use assets as of December 31, 2024 and 2023:
As of December 31, 2024

Right-of-use assets	Weighted average life	Weighted average remaining lease terms	Weighted average discount rates
Buildings	222 months	109 months	7.11%
Computer equipment	82 months	32 months	7.52%
Furniture and fixtures	53 months	53 months	8.71%
Vehicles	49 months	17 months	10.44%
As of December 31, 2023

Right-of-use assets	Weighted average life	Weighted average remaining lease terms	Weighted average discount rates
Buildings	209 months	99 months	6.67%
Computer equipment	73 months	31 months	8.36%
Vehicles	51 months	22 months	9.81%
The following table shows the detail of leases in the Consolidated Statement of Income as of December 31, 2024 and 2023:
As of December 31, 2024

Right-of-use assets	Financial interest(1)	Expenses depreciation(2)	Short-term leases	Leases for which the underlying asset is of low value	Variable payments
In millions of COP
Buildings	133,176	191,472	1,350	639	5,300
Computer equipment	2,170	12,352	169	9,098	-
Furniture and fixtures	93	656	410	303	-
Vehicles	107	3,080	5	59	-
Total	135,546	207,560	1,934	10,099	5,300
(1)Includes the expense generated by the difference between the carrying amount of the asset for the right to use and the liability for leasing at the time of the early termination of lease contracts by COP 1,378, see Note 25.2 Interest expenses.
(2)See Note 26.3 Impairment, depreciation and amortization.

As of December 31, 2023

Right-of-use assets	Financial interest(1)	Expenses depreciation(2)	Short-term leases	Leases for which the underlying asset is of low value	Variable payments
In millions of COP
Buildings	109,800	198,156	983	235	7,577
Computer equipment	3,907	17,043	-	6,545	-
Furniture and fixtures	68	548	904	432	-
Vehicles	40	13,918	51	-	-
Total	113,815	229,665	1,938	7,212	7,577
(1)Includes the expense generated by the difference between the carrying amount of the asset for the right to use and the liability for leasing at the time of the early termination of lease contracts by COP 9,360, see Note 25.2 Interest expenses.
(2) See Note 26.3 Impairment, depreciation and amortization.

The following table contains the minimum payments lease liabilities as of December 31, 2024 and 2023:
As of December 31, 2024

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total minimum payments lease liabilities
In millions of COP
Buildings	24,464	87,714	318,197	2,530,561	2,960,936
Computer equipment	1,523	10,641	9,755	1,267	23,186
Furniture and fixtures	-	986	4,625	-	5,611
Vehicles	72	120	-	-	192
Total minimum payments lease liabilities	26,059	99,461	332,577	2,531,828	2,989,925
As of December 31, 2023

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total minimum payments lease liabilities
In millions of COP
Buildings	21,050	73,316	301,470	2,074,687	2,470,523
Computer equipment	2,964	16,263	1,550	8,323	29,100
Vehicles	193	206	-	-	399
Total minimum payments lease liabilities	24,207	89,785	303,020	2,083,010	2,500,022

NOTE 12. GOODWILL AND INTANGIBLE ASSETS, NET
Intangibles assets and goodwill net are as follows:

	December 31, 2024	December 31, 2023
In millions of COP
Goodwill	9,017,419	7,818,125
Intangible assets, net	750,484	671,572
Total intangible assets and goodwill, net	9,767,903	8,489,697
12.1. Intangible assets
The following table sets forth the Bank’s intangible assets as of December 31, 2024 and 2023, including the reconciliation of initial and final balances of the cost and accrued amortization:
As of December 31, 2024

Cost	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2024	22,596	1,409,836	440,636	1,873,068
Acquisitions	-	211,456	-	211,456
Write off	-	(85,717)	-	(85,717)
Foreign currency translation adjustment	3,471	119,874	67,686	191,031
Balance at December 31, 2024	26,067	1,655,449	508,322	2,189,838

Amortization	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2024	22,596	741,765	437,135	1,201,496
Write off	-	(76,876)	-	(76,876)
Amortization expense(1)	-	168,647	1,493	170,140
Foreign currency translation adjustment	3,471	73,853	67,270	144,594
Balance at December 31, 2024	26,067	907,389	505,898	1,439,354

Intangible assets at December 31, 2024, net	-	748,060	2,424	750,484
(1)See Note 26.3. Impairment, depreciation and amortization.

As of December 31, 2023

Cost	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2023	28,438	1,361,258	554,558	1,944,254
Acquisitions	-	352,248	-	352,248
Write off	-	(119,482)	-	(119,482)
Foreign currency translation adjustment	(5,842)	(184,188)	(113,922)	(303,952)
Balance at December 31, 2023	22,596	1,409,836	440,636	1,873,068

Amortization	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2023	28,437	765,339	547,947	1,341,723
Write off	-	(119,482)	-	(119,482)
Amortization expense(1)	-	210,333	1,984	212,317
Foreign currency translation adjustment	(5,841)	(114,425)	(112,796)	(233,062)
Balance at December 31, 2023	22,596	741,765	437,135	1,201,496

Intangible assets at December 31, 2023, net	-	668,071	3,501	671,572
(1)See Note 26.3. Impairment, depreciation and amortization.
As of December 31, 2024 and 2023, the assessment made by the Bank indicates there is no evidence of impairment of intangible assets.
As of December 31, 2024 and 2023, the Bank does not have intangible assets with restricted ownership, intangible assets pledged as collateral or contractual agreements for the acquisition of this class of assets.
Research and development costs
During the period ended at December 31, 2024, 2023 and 2022, the Bank incurred in research and development expenditures on non-capitalized intangible assets for COP 65,010, COP 64,363 and COP 40,229, respectively, recognized in the Consolidated Statement of Income. These costs were the result of the analysis design and implementation of the transformation projects, the most representative of which were: core transformation in Banistmo S.A. and Core Nequi Renewal (Colombia). The expenses were recorded mainly as fees in the line ‘Other administrative and general expenses’ of the Consolidated Statement of Income.
Intangibles which did not meet the criteria to be recognized as assets
During the period ended December 31, 2024, 2023 and 2022, the Bank recognized in the Consolidated Statement of Income the amount of COP 3,552, COP 1,026 and COP 49,079, respectively, related to expenditures which were not recognized as intangible assets. These expenses were not recorded as assets due to the lack of characteristics to be reliably identifiable, and those assets do not support critical processes to be recognized as intangible assets.

12.2 Goodwill
The following table presents the goodwill:

	December 31, 2024	December 31, 2023
In millions of COP
Balance at beginning of the year, net	7,818,125	9,836,661
Effect of change in foreign exchange rate(1)	1,199,294	(2,018,536)
Balance at end of the year, net	9,017,419	7,818,125
(1)The market representative rate at the end of December 31, 2024, 2023 and 2022 is COP 4,409.15, COP 3,822.05 and COP 4,810.20, respectively. See Note 2.D.1. Functional currency, transactions and balances in foreign currency.
The Bank tests goodwill recognized as a result of business combinations for impairment at least annually using a process that begins with an estimation of the recoverable amount of a group of cash-generation units equal to the operating segment. Recoverable amount is determined by management by reference to market value, if available, by pricing models, or with the assistance of a valuation specialist. Determination of recoverable amount requires management to make assumptions and use estimates to forecast cash flow for periods that are beyond the normal requirements of management reporting; the assessment of the appropriate discount rate; estimation of the recoverable amount of cash-generation units; and the valuation of the separable assets of each business whose goodwill is being reviewed.
The key assumptions used by management in determining the recoverable amount as of December 31, 2024 and 2023 are:
As of December 31, 2024

Operating segment	Valuation methodology	Key assumptions	Discount rate (real)(1)	Growth rate (real)(2)	Goodwill 2024
In millions of COP
Banking Panama	Discounted Cash flow	5 years plan	10.50%	4.40%	6,733,971
Banking El Salvador(3)	Discounted Cash flow	5 years plan	14.90% and 14.30%	3.90%	1,243,711
Banking Guatemala	Discounted Cash flow	5 years plan	11.70%	5.10%	1,029,077
Others segments	Comparable multiples	Multiples EV/ Revenue and EV/EBITDA	Does not apply	Does not apply	10,660
Total					9,017,419
(1)The discount rate is the return that would be expected for an investment that generates cash flows similar to those that are expected to be obtained from the use of the CGU. CAPM (Capital Asset Pricing Model) methodology was used as a basis to determine this rate.
(2)This rate is equivalent to the nominal or real growth of the economy in Guatemala, Panama and El Salvador, which is considered an important concept for the growth of the banking industry.
(3)Corresponds to the discount rate used for the short and long term, respectively.

As of December 31, 2023

Operating segment	Valuation methodology	Key assumptions	Discount rate (real)(1)	Growth rate (real)(2)	Goodwill 2023
In millions of COP
Banking Panama	Discounted Cash flow	5 years plan	10.90%	4.50%	5,837,310
Banking El Salvador(3)	Discounted Cash flow	5 years plan	17.10% and 15.50%	3.70%	1,078,105
Banking Guatemala	Discounted Cash flow	5 years plan	12.30%	4.80%	892,050
Others segments	Comparable multiples	Multiples EV/ Revenue and EV/EBITDA	Does not apply	Does not apply	10,660
Total					7,818,125
(1)The discount rate is the return that would be expected for an investment that generates cash flows similar to those that are expected to be obtained from the use of the CGU. CAPM (Capital Asset Pricing Model) methodology was used as a basis to determine this rate.
(2)This rate is equivalent to the nominal or real growth of the economy in Guatemala, Panama and El Salvador, which is considered an important concept for the growth of the banking industry.
(3)Corresponds to the discount rate used for the short and long term, respectively.
In 2024 and 2023, the Bank tested the aforementioned goodwill for impairment purposes at the following operating segment levels: Banking Panama, Banking El Salvador and Banking Guatemala. Each operating segment represents a group of cash generating units. Evaluating the goodwill impairment at an operating segment level ensures the alignment with the approach used by the CODM (Chief Operating Decision Maker) to make decisions about resources to be allocated to the segments and assess its performance. After the valuation, it was determined that there is no impairment loss for any of the cash-generating units mentioned above during 2024 and 2023.

Sensitivity analysis:
In order to assess the impact of changes in certain significant inputs such as the discount rate and the growth rate in the operating segments’ recoverable amount, the Bank undertook a sensitivity analysis of these inputs through alternative scenarios.
The tables below present the estimated recoverable amount of each operating segment obtained as a result of sensitivity analysis for the discount rate and growth rate in basis points (bips):
As of December 31, 2024
Banking Panama

	+50 bips	Discount rate	-50 bips
Growth rate	11.00%	10.50%	10.00%
4.40%	12,069,096	13,061,970	14,232,692

	-50 bips	Growth rate	+50bips
Discount rate	3.90%	4.40%	4.90%
10.50%	12,512,669	13,061,970	13,709,357

Banking El Salvador

	+100 bips	Discount rate	-100 bips
	15.90%	14.90%	13.90%
Growth rate	15.30%	14.30%	13.30%
3.90%	4,821,361	5,290,874	5,861,625

	-50 bips	Growth rate	+50 bips
Discount rate	3.40%	3.90%	4.40%
14.90% and 14.30%	5,201,761	5,290,874	5,388,987
Banking Guatemala

	+50 bips	Discount rate	-50 bips
Growth rate	12.20%	11.70%	11.20%
5.10%	4,433,281	4,819,854	5,271,139

	-50 bips	Growth rate	+50 bips
Discount rate	4.60%	5.10%	5.60%
11.70%	4,665,498	4,819,854	4,999,513
As of December 31, 2023
Banking Panama

	+50 bips	Discount rate	-50 bips
Growth rate	11.40%	10.90%	10.40%
4.50%	10,826,278	11,721,608	12,770,528

	-50 bips	Growth rate	+50bips
Discount rate	4.00%	4.50%	5.00%
10.90%	11,224,673	11,721,608	12,302,770
Banking El Salvador

	+100 bips	Discount rate	-100 bips
	18.10%	17.10%	16.10%
Growth rate	16.50%	15.50%	14.50%
3.70%	3,909,551	4,241,177	4,634,962

	-50 bips	Growth rate	+50 bips
Discount rate	3.20%	3.70%	4.20%
17.10% and 15.50%	4,182,324	4,241,177	4,305,238

Banking Guatemala

	+50 bips	Discount rate	-50 bips
Growth rate	12.80%	12.30%	11.80%
4.80%	3,903,356	4,224,256	4,592,449

	-50 bips	Growth rate	+50 bips
Discount rate	4.30%	4.80%	5.30%
12.30%	4,090,025	4,224,256	4,377,661
The Bank considers goodwill as an asset with indefinite useful life.
12.3 Business combination
For 2024 and 2023 there were no business combinations, for 2022 the business combination effected by the Bank is below:
P.A. FAI CALLE 77
On June 4, 2021, Bancolombia S.A. entered into an agreement with CCLA Colombia S.A.S. for the conditional assignment of the fiduciary rights of the Trust named P.A. FAI Calle 77, which owns the Nomad 77 Building located in the city of Bogotá (Colombia), which is the first project built for Multifamily rental housing in Colombia. Bancolombia S.A. concluded that it has control over the P.A. FAI Calle 77 given that it has exposures, or rights, to variable returns from its involvement in the investee and also has the ability to use its power to affect returns from the rental housing activity, through its participation in executive committees, and has the capacity to direct the activity that most significantly affects returns of all business – namely, approval rights over the disposal of the real estate projects.
The transaction was completed on March 1, 2022, upon Bancolombia S.A. obtaining the registration that qualifies it as a lessor of real estate for urban housing from the “Secretaría de Habitat” of Bogota. This registration was the condition to which the transfer of the fiduciary rights was subject. The Bank also obtained control of the P.A. FAI Calle 77 Trust on March 1, 2022, and has an equity interest of 98.00%. This acquisition reflects the Bank's objective to evolve its value proposition based on the current needs of the market, seeking to provide a differential service in rental housing.
The consideration paid by Bancolombia S.A. was COP 56,968, which consisted of a cash advance of COP 29,025 on June 9, 2021 and settlement of an active financial leasing operation with the sellers for COP 27,943.
The acquisition of the P.A. FAI Calle 77 Trust was accounted for in accordance with the acquisition method of IFRS 3. The purchase price was assigned to the assets and liabilities acquired, based on their estimated fair values at the acquisition date.
The Bank opted to measure the non-controlling interest in the acquiree of 2.00% at fair value, which amounted to COP 1,166 at the date of acquisition.

The estimate of the fair value of the assets acquired and liabilities assumed was based on information available as of March 1, 2022. The Bank believes that this information provides a reasonable basis for determining fair values:

In millions of COP
Purchase Price Allocation
Pruchase price on June 9, 2021	56,968
Non-controlling interest at fair value	1,166
TOTAL	58,134

Fair value of net assets acquired
ASSETS
Cash and cash equivalents	799
Accounts receivable	299
Premises and equipment, net	3
Investments property	60,850
Other assets	78
Total Assets	62,029

LIABILITIES
Accounts payable	1,080
Deferred tax	283
Other liabilities	99
Total Liabilities	1,462
Fair value of net assets acquired	60,567

Gain from a bargain purchase	2,433
The acquisition of P.A. FAI Calle 77 Trust resulted in the recognition of a gain from a bargain purchase of COP 2,433, which was recognized in “Dividends and net income on equity investments” line item of the Consolidated Statement of Income. The amount of the identifiable net assets of the acquiree exceeds the fair value of the consideration transferred, plus the fair value of the non-controlling interest therein, due to the fact that the price was agreed 9 months before the effective transfer of control of the business, reflecting a valuation of the assets.
Acquisition-related cost
In connection with the acquisition, the Bank incurred costs which are recorded in the "Other administrative and general expenses" line item of the Consolidated Statement of Income.
NOTE 13. INCOME TAX
The income tax is recognized in each of the countries where the Bank has operations, in accordance with the tax regulations in force in each of the jurisdictions.

13.1 Components recognized in the Consolidated Statement of Income

	December 31, 2024	December 31, 2023	December 31, 2022
In millions of COP
Current tax(1)
Fiscal term	(1,814,435)	(1,779,538)	(2,644,173)
Prior fiscal terms(2)	161,501	46,791	39,137
Total current tax	(1,652,934)	(1,732,747)	(2,605,036)
Deferred tax
Fiscal term (3)	(660,591)	(258,046)	(80,663)
Prior fiscal terms(2)	(67,083)	(23,966)	—
Adjustments for consolidation purposes	(11,728)	82,204	(62,722)
Total deferred tax	(739,402)	(199,808)	(143,385)
Total income tax(4)	(2,392,336)	(1,932,555)	(2,748,421)
(1) The nominal income tax rate used in Colombia for the years 2024 and 2023 is 35%, and for the year 2022 it was 31%. The Colombian financial institutions of the Group liquidated some additional points in the income tax of 5% for the years 2024 and 2023, and 3% for the year 2022.
2) Mainly due to the effects of Sentence CE 26739 of January 25, 2024, in both Bancolombia S.A. and Renting Colombia S.A.S.; as well as for invoices received after the end of the year and industry and commerce tax paid prior to the filing of the income tax return.
3) The deferred tax asset of Nequi and Wompi was reversed during 2024 in compliance with the guidelines established in IAS 12 and the applicable regulatory provisions
(4) See table 13.3 Reconciliation of the effective tax rate.

13.2 Legal regulatory changes

In El Salvador, on March 14, 2024, Decree 969 was published in the Official Gazette with an amendment to article 4 of the Income Tax Law, which includes income obtained abroad among the income excluded from said tax.

13.3   Reconciliation of the effective tax rate

The reconciliation between total income tax expenses calculated at the current nominal tax rate and the tax expense recognized in the income statement for the periods ended December 31, 2024, 2023 and 2022 is detailed below:

Reconciliation of the tax rate	December 31, 2024	December 31, 2023	December 31, 2022
In millions of COP
Accounting profit	8,757,917	8,147,526	9,744,786
Applicable tax with nominal rate(1)	(3,503,167)	(3,259,011)	(3,703,019)
Non-deductible expenses to determine taxable profit (loss)	(378,428)	(478,901)	(425,458)
Accounting and non-tax expense (income) to determine taxable profit (loss)	665,224	667,744	978,468
Differences in accounting bases(2)	559,244	(106,648)	(19,448)
Fiscal and non-accounting expense (income) to determine taxable profit (loss)	(982,937)	(652,607)	(470,063)
Ordinary activities income exempt from taxation	1,550,137	1,563,793	832,822
Ordinary activities income not constituting income or occasional tax gain	79,525	67,132	120,513
Tax deductions	209,076	156,543	374,233
Goodwill Depreciation	461	2,478	461
Tax depreciation surplus	212,694	223,901	162,111
Untaxed recoveries	(103,017)	(64,516)	(40,559)
Tax rate effect in other countries	(293,596)	(121,597)	(319,825)
Prior fiscal terms	94,418	22,825	39,137
Tax discounts	8,250	—	—
Other effects of the tax rate by reconciliation between accounting profit and tax expense (income)	(510,220)	46,309	(277,794)
Total income tax	(2,392,336)	(1,932,555)	(2,748,421)
(1) The nominal income tax rate used in Colombia for the years 2024 and 2023 is 35%, and for the year 2022 it was 31%. The Colombian financial institutions of the Group liquidated some additional points in the income tax of 5% for the years 2024 and 2023, and 3% for the year 2022.
(2) Difference between the technical accounting frameworks in force and the full International Financial Reporting Standards (IFRS).

13.4 Components recognized in Other Comprehensive Income (OCI)
See Consolidated Statement of Comprehensive Income

December 31, 2024
In millions of COP
	Amounts before taxes	Deferred tax	Net taxes
Remeasurement income related to defined benefit liability	6,041	(4,747)	1,294
Unrealized gain Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)	22,109	6,463	28,572
Unrealized loss Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)	14,814	8,422	23,236
Loss on net investment hedge in foreign operations	(742,930)	307,656	(435,274)
Exchange differences arising on translating the foreign operations.	2,978,351	-	2,978,351
Unrealized gain Cash flow hedge	216	(87)	129
Unrealized loss on investments in associates and joint ventures using equity method	(7,690)	1,348	(6,342)
Net	2,270,911	319,055	2,589,966

December 31, 2023
In millions of COP
	Amounts before taxes	Deferred tax	Net taxes
Remeasurement income related to defined benefit liability	(44,594)	13,234	(31,360)
Unrealized loss Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)	11,144	(246)	10,898
Unrealized gain Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)	114,287	(21,023)	93,264
Loss on net investment hedge in foreign operations	1,948,833	(772,755)	1,176,078
Exchange differences arising on translating the foreign operations.	(4,963,913)	-	(4,963,913)
Unrealized gains on investments in associates and joint ventures using equity method	(2,225)	2,223	(2)
Net	(2,936,468)	(778,567)	(3,715,035)

December 31, 2022
In millions of COP
	Amounts before taxes	Deferred tax	Net taxes
Remeasurement expense related to defined benefit liability	69,249	(25,090)	44,159
Unrealized gain Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)(1)	33,354	(1,282)	32,072
Gains due to asset revaluation	-	(71)	(71)
Unrealized gain Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)	(172,385)	7,843	(164,542)
Loss on net investment hedge in foreign operations	(1,833,087)	746,232	(1,086,855)
Exchange differences arising on translating the foreign operations.	4,064,795	-	4,064,795
Unrealized gains on investments in associates and joint ventures using equity method	(1,929)	(1,221)	(3,150)
Net	2,159,997	726,411	2,886,408
(1) Includes income tax to partial payments of asset-backed securities transferred to retained earnings and reclassification of income tax on investments in associates that were transferred from retained earnings to OCI.
13.5       Deferred tax
In accordance with its financial projections, the companies from the Bank’s expects in the future to generate enough liquid income to offset the items recorded as deductible deferred tax. These estimates start from the financial projections that were prepared considering information from the Bank’s economic research records, the expected economic environment for the next five years. The main indicators on which the models are based are GDP growth, loans growth and interest rates. In addition to these elements, the long-term Group's strategy is taken into account.

The deferred tax asset and liability for each of the concepts that generated taxable or deductible temporary differences for the period ending December 31, 2024 are detailed below:

	December 31, 2023	Effect on Income Statement	Effect on OCI	Effect on Equity(1)	Tax Made(2)	Foreign Exchange	Adjustments for consolidation purposes	December 31, 2024
In millions of COP
Asset Deferred Tax:
Property and equipment	5,982	350	-	(11)	-	(3,586)	(67)	2,668
Employee Benefits	259,406	23,532	(4,747)	-	-	4,410	-	282,601
Deterioration assessment	416,452	20,417	-	-	-	65,956	109,388	612,213
Investments evaluation	5,061	316	(118)	-	-	19	-	5,278
Derivatives Valuation	235,067	(230,193)	-	-	-	-	1,189	6,063
Tax credits settlement (4)	34,940	(29,859)	-	(2,690)	-	2,587	-	4,978
Financial Obligations	—	197,660	-	-	-	-	-	197,660
Insurance operations	13,319	19,541	-	—	-	2,046	-	34,906
Net investment coverage in operations abroad	528,438	(94,400)	307,656	-	(378,908)	-	-	362,786
Other deductions	241,635	39,211	-	-	-	9,438	-	290,284
implementation adjustment	376,216	114	-	-	-	25,500	-	401,830
Total Asset Deferred Tax (3)	2,116,516	(53,311)	302,791	(2,701)	(378,908)	106,370	110,510	2,201,267
Liability Deferred Tax:
Property and equipment	(144,988)	20,635	-	-	-	(3,124)	12,839	(114,638)
Deterioration assessment	(113,391)	(714,178)	-	-	-	(2,773)	(143,478)	(973,820)
Participatory titles evaluation	(369,809)	(25,930)	15,003	-	-	2,742	—	(377,994)
Derivatives evaluation	(10,045)	(71,636)	(87)	-	-	(1,179)	572	(82,375)
Lease restatement	(215,411)	(106,402)	-	-	-	-	-	(321,813)
Investments in associates. Adjustment for equity method	(79,584)	7,552	1,348	(89)	-	38,139	7,829	(24,805)
Financial Obligations	(179,947)	179,496	-	-	-	(105)	-	(556)
Goodwill	(1,573,966)	641	-	-	-	(1,035)	-	(1,574,360)
Insurance operations	(13,949)	(21,287)	-	—	-	(2,143)	-	(37,379)
Properties received in payment	(148,462)	45,504	-	-	-	(2,032)	-	(104,990)
Other deductions	(366,557)	11,242	-	-	-	(47,944)	-	(403,259)
implementation adjustment	(25)	-	-	-	-	-	-	(25)
Total Liability Deferred Tax (3)	(3,216,134)	(674,363)	16,264	(89)	-	(19,454)	(122,238)	(4,016,014)
Net Deferred Tax	(1,099,618)	(727,674)	319,055	(2,790)	(378,908)	86,916	(11,728)	(1,814,747)
(1) Recognition of the valuation of the investment in Protection by Fiduciaria Bancolombia S.A. and Banca de Inversion Bancolombia S.A.
(2) Current tax arising from the exchange difference on payment of debt and liquidation of bonds that were associated as hedging instruments.
(3) The values revealed in the Unaudited Condensed Consolidated Interim Statement of Financial Position correspond to the sum of the net deferred tax per company.
(4) The deferred tax asset of Nequi and Wompi was reversed during 2024 in compliance with the guidelines established in IAS 12 and the applicable regulatory provisions.

13.6    Amount of temporary differences in subsidiaries, branches, associates over which deferred tax was not recognized is
In accordance with IAS 12, no deferred tax credit was recorded, because management can control the future moment in which such differences are reversed and this is not expected to occur in the foreseeable future.

	December 31, 2024	December 31, 2023
In millions of COP
Temporary differences
Local Subsidiaries	(373,971)	(1,378,775)
Foreign Subsidiaries	(20,176,494)	(17,696,145)

13.7       Tax credits
For the 2024 period, a deferred tax asset was recognized since the Group companies will have future taxable profits in which they can charge this temporary difference.
The following is the detail of the fiscal losses and presumptive income excesses over net income in the Group's entities, which have not been used, as of December 31, 2024.

Company	Base	Deferred tax recognized asset
In millions of COP
Renting Colombia S.A.S.	15,085	4,978
Total	15,085	4,978

13.8       Dividends
13.8.1   Dividend Payment
If the parent company or any of its subsidiaries were to distribute dividends, they would be subject to the tax regulations of each of the countries in which they are decreed and distributed. In the case of Colombian companies, dividends will be subject to the application of Articles 48 and 49 of the Tax Statute and consequently will be subject to withholding at source at the established rates, in accordance with the tax characteristics of each shareholder.
13.8.2   Dividends received from Subsidiary Companies
Considering the historical tax status of the dividends received by the Bank from its affiliates and national subsidiaries, it is expected that in the future dividends will be received on the basis of non-income tax. They will not be subject to withholding tax, taking into account that the Bank, its affiliates and national subsidiaries belong to the same business group.
13.9      Tax contingent liabilities and assets
In the determination of the effective current and deferred taxes subject to review by the tax authority, the relevant regulations have been applied in accordance with the interpretations made by the Group Bancolombia.
In Colombia due to the complexity of the tax system, ongoing amendments to the tax regulations, accounting changes with implications on tax bases and in general the legal instability of the country, the tax authority may at any time have different criteria than that of the Bank. Consequently, a dispute or inspection by the tax authority on a tax treatment may affect the Bank accounting of assets or liabilities for deferred or current taxes, in accordance with the requirements of IAS 12. However, based on the criteria established in the interpretation of IFRIC 23, the Bank did not recognize uncertain tax positions in its financial statements.

NOTE 14. OTHER ASSETS, NET
As of December 31, 2024 and 2023 the Bank’s other assets, net consist of:

Other Assets, net	December 31, 2024	December 31, 2023
In millions of COP
Tax advance(1)	2,014,638	1,461,816
Other receivables(2)	1,110,974	1,193,294
Marketable and non-marketable for sale assets(3)	1,049,169	890,653
Prepaid expenses(4)	907,620	713,505
Assets pledged as collateral (cash)(5)	530,924	1,082,611
Receivables related to abandoned accounts(6)	453,956	403,432
Balance in credit card clearing house	298,677	185,164
Accounts receivable from contracts with customers(7)	257,262	259,516
Receivable Sales of goods and service	251,904	254,607
Operating leases	176,585	201,302
Other receivables of commission for letters of credit(8)	95,008	207,327
Debtors	84,453	85,698
Others	556,044	595,799
Total other assets	7,787,214	7,534,724
Allowance others	(8,935)	(6,688)
Total other assets, net	7,778,279	7,528,036
(1) Mainly due to increase in income tax credit balance.
(2) Other accounts receivable is mainly associated with outstanding items with payment system networks , accounts receivable from derivatives and cash transactions, among others.
(3) Corresponds mainly to the income from marketable assets of Bancolombia Puerto Rico for COP 9,850.
(4) The variation is mainly generated by Bancolombia S.A.
(5) Mainly in Bancolombia S.A. due to fluctuations in the valuation of open positions and trading volumes of transactions requiring guarantee.
(6) In Bancolombia, corresponds to the application of Law 1777 of February 1, 2016, where established that entities holding balances in savings or checking accounts that are considered abandoned, must transfer these resources to the special fund created and administered by ICETEX for the granting of study credits and credits to promote the quality of Higher Education Institutions.
(7) See Note 25.3. Commissions.
(8) Decrease mainly in Banistmo S.A. in customer obligations for acceptance of associated letters of credit.
NOTE 15. DEPOSITS BY CUSTOMERS
The detail of the deposits of Bancolombia Group as of December 31, 2024 and 2023 is as follows:

Deposits	December 31, 2024	December 31, 2023
In millions of COP
Saving accounts(1)(2)	124,636,994	108,971,334
Time deposits(3)	109,760,722	98,686,516
Checking accounts	38,033,696	34,993,066
Other deposits(1)	6,627,989	5,290,264
Total deposits by customers	279,059,401	247,941,180
(1) As of December 31, 2024 and 2023 includes Nequi Deposits by COP 4,449,420 and COP 2,924,906, respectively, the variation is mainly due to an increase in the number of customers and transactions.

(2) The increase is mainly explained by Bancolombia S.A and the 15.36% devaluation of the Colombian peso against the US dollar as of December 2023, which has an upward impact on the balances of foreign subsidiaries.
(3) The increase is mainly in Bancolombia S.A. in time deposits with maturities less than 6 months and between 6 months and 12 months.

The following table details the time deposits issued by Bancolombia Group:
As of December 31, 2024

Time deposits	Effective interest rate		December 31, 2024
Modality	Minimum	Maximum	Carrying Value	Fair value(1)
In millions of COP
Less than 6 months	0.01%	10.60%	27,429,721	27,305,410
Between 6 months and 12 months	0.01%	12.00%	21,295,319	21,140,127
Between 12 months and 18 months	1.35%	14.55%	17,826,919	17,878,843
Greater than 18 months	0.01%	17.65%	43,208,763	43,839,953
Total time deposits			109,760,722	110,164,333
(1)See Note 30. Fair value of assets and liabilities.
As of December 31, 2023

Time deposits	Effective interest rate		December 31, 2023
Modality	Minimum	Maximum	Carrying Value	Fair value(1)
In millions of COP
Less than 6 months	0.10%	15.52%	17,641,158	17,494,878
Between 6 months and 12 months	0.50%	17.32%	18,422,400	18,314,065
Between 12 months and 18 months	0.85%	20.52%	17,523,847	17,647,508
Greater than 18 months	0.01%	20.86%	45,099,111	46,629,404
Total time deposits			98,686,516	100,085,855
(1)See Note 30. Fair value of assets and liabilities.
The detail of time deposits issued by Bancolombia Group by maturity is as follows:
As of December 31, 2024

December 31, 2024
Period	Carrying value	Fair value(1)
In millions of COP
Less than 1 year	86,592,320	86,553,690
Between 1 and 3 years	10,868,175	10,919,972
Between 3 and 5 years	2,490,326	2,462,312
Greater than 5 years	9,809,901	10,228,359
Total	109,760,722	110,164,333
(1)See Note 30. Fair value of assets and liabilities.

As of December 31, 2023

December 31, 2023
Period	Carrying value	Fair value(1)
In millions of COP
Less than 1 year	71,178,788	71,315,171
Between 1 and 3 years	13,715,792	13,949,647
Between 3 and 5 years	3,197,528	3,256,102
Greater than 5 years	10,594,408	11,564,935
Total	98,686,516	100,085,855
(1)See Note 30. Fair value of assets and liabilities.
NOTE 16. INTERBANK DEPOSITS AND REPURCHASE AGREEMENTS AND OTHER SIMILAR SECURED BORROWING
The following table sets forth information regarding the money market operations recognized as liabilities in Consolidated Statement of Financial Position:

Interbank and repurchase agreements and other similar secured borrowing	December 31, 2024	December 31, 2023
In millions of COP
Interbank Deposits
Interbank liabilities	716,493	606,141
Total interbank	716,493	606,141
Repurchase agreements and other similar secured borrowing
Short selling operations	155,973	273,791
Temporary transfer of securities	532,495	44,888
Repurchase agreements	372,004	151,616
Total Repurchase agreements and other similar secured borrowing(1)	1,060,472	470,295
Total money market transactions	1,776,965	1,076,436
(1)Total repo liabilities have maturities of less than 30 days.
Offsetting of Repurchase and Resale Agreements
For the Bancolombia Group, substantially all repurchase and resale activities are transacted under legally enforceable repurchase agreements that give the Bank, in the event of default by the counterparty, the right to liquidate securities held with the same counterparty.
The Bank does not offset repurchase and resale transactions with the same counterparty in the Consolidated Statement of Financial Position.
The table below presents repurchases and resale transactions included in the Consolidated Statement of Financial Position at December 31, 2024 and 2023:

As of December 31, 2024

	Assets / liabilities gross	Amounts offset in the statement of financial position	Net balance presented in the statement of financial position	Financial instruments as collaterals	Assets / liabilities net
In millions of COP
Securities purchased under resale agreements(1)	5,725,166	-	5,725,166	(5,725,166)	-
Securities sold under repurchase agreements	(1,060,472)	-	(1,060,472)	1,060,472	-
Total repurchase and resale agreements	4,664,694	-	4,664,694	(4,664,694)	-
(1)The amount includes those presented as cash and cash equivalents for COP 5,722,948 and those presented as other assets for COP 2,218.
As of December 31, 2023

	Assets / liabilities gross	Amounts offset in the statement of financial position	Net balance presented in the statement of financial position	Financial instruments as collaterals	Assets / liabilities net
In millions of COP
Securities purchased under resale agreements(1)	7,850,516	-	7,850,516	(7,850,516)	-
Securities sold under repurchase agreements	(470,295)	-	(470,295)	470,295	-
Total repurchase and resale agreements	7,380,221	-	7,380,221	(7,380,221)	-
(1)The amount includes those presented as cash and cash equivalents for COP 7,840,926 and those presented as other assets for COP 9,590.
For further information about offsetting of other financial assets and liabilities see Note 5. Financial assets investments and derivatives.
NOTE 17. BORROWINGS FROM OTHER FINANCIAL INSTITUTIONS
As of December 31, 2024 and 2023, the composition of the borrowings from other financial institutions measured at amortized cost is the following:

Borrowings from other financial institutions	December 31, 2024	December 31, 2023
In millions of COP
Obligations granted by foreign banks	10,619,033	9,139,834
Obligations granted by domestic banks(1)	5,070,499	6,508,772
Total borrowings from other financial institutions	15,689,532	15,648,606
(1)Decrease due to prepayments of obligations mainly with Banco de Comercio Exterior de Colombia (Bancoldex), due to liquidity strategy.

Obligations granted by foreign banks
As of December 31, 2024

Financial entity	Rate Minimum	Rate Maximum	December 31, 2024
In millions of COP
Financing with Correspondent Banks and Multilateral Entities(1)	1.50%	8.99%	9,959,214
Banco Interamericano de Desarrollo (BID)	8.47%	9.62%	614,946
Banco Latinoamericano de Comercio Exterior (Bladex)	5.80%	5.80%	44,873
Total			10,619,033
(1) In 2024, prepayments are made on loans with foreign banks with Barclays Bank PLC for USD50,000 and Bank of America for USD150,000 which were designated as hedges. See Note 5.3. Hedge accounting.
As of December 31, 2023

Financial entity	Rate Minimum	Rate Maximum	December 31, 2023
In millions of COP
Financing with Correspondent Banks and Multilateral Entities(1)	1.21%	10.06%	8,566,580
Banco Interamericano de Desarrollo (BID)	9.50%	10.64%	532,899
Banco Latinoamericano de Comercio Exterior (Bladex)	6.91%	6.91%	40,355
Total			9,139,834
(1) At Bancolombia S.A. USD200 million were designated as coverage of net investment abroad. See Note 5.3 Hedge accounting.
The maturities of the financial obligations with foreign entities as of December 31, 2024 and 2023 are the following:

Foreign	December 31, 2024	December 31, 2023
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	7,428,943	3,813,504
More than twelve months after the reporting period(1)	3,190,090	5,326,330
Total	10,619,033	9,139,834
(1) In 2024, prepayments are made on loans with foreign banks with Barclays Bank PLC for USD50,000 and Bank of America for USD150,000 which were designated as hedges. See Note 5.3. Hedge accounting.

Obligations granted by domestic banks
As of December 31, 2024

Financial entity	Rate Minimum	Rate Maximum	December 31, 2024
In millions of COP
Financiera de desarrollo territorial (Findeter)	4.15%	17.21%	2,239,644
Fondo para el financiamiento del sector agropecuario (Finagro)	5.09%	13.59%	1,363,891
Banco de comercio exterior de Colombia (Bancoldex)(1)	2.17%	17.50%	399,266
Other private financial entities	5.11%	13.01%	1,067,698
Total			5,070,499
(1)Decrease due to prepayments of obligations mainly with Banco de Comercio Exterior de Colombia (Bancoldex), due to liquidity strategy.
As of December 31, 2023

Financial entity	Rate Minimum	Rate Maximum	December 31, 2023
In millions of COP
Financiera de desarrollo territorial (Findeter)	8.15%	20.85%	2,530,570
Fondo para el financiamiento del sector agropecuario (Finagro)	8.37%	15.88%	1,509,594
Banco de comercio exterior de Colombia (Bancoldex)	2.17%	21.46%	1,404,873
Other private financial entities	12.88%	16.67%	1,063,735
Total			6,508,772
The maturities of financial obligations with domestic banks as of December 31, 2024 and 2023, are as follows:

Domestic	December 31, 2024	December 31, 2023
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	679,069	767,470
More than twelve months after the reporting period(1)	4,391,430	5,741,302
Total	5,070,499	6,508,772
(1) Decrease due to prepayments of obligations mainly with Banco de Comercio Exterior de Colombia (Bancoldex), due to liquidity strategy.
As of December 31, 2024 and 2023, there were some financial covenants, mainly regarding capital adequacy ratios, past due loans and allowances, linked to some of the aforementioned outstanding credit facilities. None of these covenants had been breached nor were the related obligations past due.

NOTE 18. DEBT INSTRUMENTS IN ISSUE
Duly authorized by the authority in each country bonds have been issued as follows:
As of December 31, 2024

Issuer	Currency		Face value(1)	Balance COP	Rate Range
Bancolombia S.A.(2)(3)	Local	COP	2,253,761	2,244,212	7.80%-12.49%
Bancolombia S.A.(4)(5)(6)	Foreign	USD	1,247,766	5,553,607	5.20%-8.82%
Banistmo S.A.(7)	Foreign	USD	585,051	2,617,132	4.25%-6.35%
Banco Agrícola S.A.(8)	Foreign	USD	117,182	517,068	5.60%-7.70%
Bancolombia Puerto Rico Internacional Inc.	Foreign	USD	51,734	246,083	5.15%-5.50%
Bancolombia Panamá S.A.	Foreign	USD	20,338	95,070	5.00%-6.00%
Grupo Agromercantil Holding S.A.	Foreign	USD	464	2,044	0.25%-7.25%
Total debt instruments in issue				11,275,216
(1)Face value is in US thousands dollar for foreign currency bonds.
(2)The decrease is due to the maturity of bonds in local currency.
(3)The decrease in bond interest rates is due to the relationship with the IPC (Consumer Price Index) and IBR (Banking Reference Indicator) indicators.
(4)See Note 18.1. Issue of Bancolombia S.A. subordinary bonds.
(5) See Note 18.2. Repurchase Bonds maturing in 2025 and 2027 Bancolombia S.A..
(6) As of December 31, 2024, USD884,544 were designated as net investment coverage abroad. See Note 5.3. Hedge Accounting.
(7) See Note 18.3. Issue of Banistmo S.A. ordinary bonds.
(8) See Note 18.4. Issue of Banco Agrícola S.A. ordinary bonds

As of December 31, 2023

Issuer	Currency		Face value(1)	Balance COP	Rate Range
Bancolombia S.A.	Local	COP	4,029,882	4,097,727	12.87%-21.06%
Bancolombia S.A.(2)	Foreign	USD	1,832,534	6,861,098	3.02%-7.03%
Banistmo S.A.(3)	Foreign	USD	679,395	2,626,235	3.00%-6.25%
Banco Agrícola S.A.(4)	Foreign	USD	162,700	623,568	5.58%-7.57%
Bancolombia Puerto Rico Internacional Inc.	Foreign	USD	69,648	276,451	5.05%-5.50%
Bancolombia Panamá S.A.	Foreign	USD	44,924	176,376	4.70%-6.10%
Grupo Agromercantil Holding S.A.	Foreign	USD	555	2,121	0.25%-7.25%
Total debt instruments in issue				14,663,576
(1)Face value is in US thousands dollar for foreign currency bonds.
(2)As of December 31, 2023, USD1,392,034 was designated as hedge of net asset in a foreign operation. See Note 5.3. Hedge Accounting.
(3)See Note 18.3. Issue of Banistmo S.A. ordinary bonds
(4)See Note 18.4. Issue of Banco Agrícola S.A. ordinary bonds

The following table shows the detail of the bonds classified by currency, term and type of issue:
As of December 31, 2024

Issuer	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total amortized cost
In millions of COP
Local currency
Subordinated bonds(1)	-	-	-	615,699	615,699
Ordinary bonds	-	-	-	1,628,513	1,628,513
Foreign currency
Subordinated bonds(1)	-	-	-	5,516,940	5,516,940
Ordinary bonds	243,861	1,097,493	7,684	2,165,026	3,514,064
Total	243,861	1,097,493	7,684	9,926,178	11,275,216
(1)In the event of default of the Bank, the subordinated bonds, will be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities.
As of December 31, 2023

Issuer	Less than 1 year	Between 1 to 3 years	Between 3 to 5 years	Greater than 5 years	Total amortized cost
In millions of COP
Local currency
Subordinated bonds(1)	-	-	-	1,236,385	1,236,385
Ordinary bonds	-	-	165,589	2,695,753	2,861,342
Foreign currency
Subordinated bonds(1)	-	-	-	4,822,273	4,822,273
Ordinary bonds	106,707	1,375,723	137,613	4,123,533	5,743,576
Total	106,707	1,375,723	303,202	12,877,944	14,663,576
(1)In the event of default of the Bank, the subordinated bonds, will be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities.
18.1. Issue of Bancolombia S.A. subordinated bonds.

On June 24, 2024, the Bank issued subordinated bonds for USD800,000, maturing in 2034, which have an early redemption option that may be exercised after five years from the date of issue and a nominal coupon of 8.625% payable semi-annually on December 24 and June 24 of each year, beginning on December 24 of this year.

18.2. Repurchase Bonds maturing in 2025 and 2027 Bancolombia S.A.

On June 24, 2024, the Bank carried out a debt management operation by offering to the market a repurchase of the senior bonds due in 2025 and subordinated bonds due in 2027 for USD267,421 and USD283,632 respectively.

On July 2, 2024, the second repurchase cut of the debt management operation that began in June was met, for USD2,013 of the senior bonds due in 2025 and USD4,661 USD of the subordinated bonds due in 2027.

On November 12, 2024, the full redemption of the senior bonds due in 2025 was carried out for USD212,600.

On December 18, 2024, the Bank exercised the call option on the subordinated bonds due in 2029, which were fully redeemed for USD550,000.

The total nominal amount repurchased from the above transactions is USD1,320,327, of which USD1,036,695 was part of the net foreign investment hedging relationship, which is being discontinued in the same proportion. See Note 5.3 Hedge Accounting.

18.3 Issue of Banistmo S.A. ordinary bonds.

Banistmo S.A., a subsidiary of the Bank issued in 2024 bonds under the Revolving Bond Program, totaling USD106,868 with rates from 5.70% to 6.35% and terms from 1 year to 2 years. In the year 2023 issued bonds under the Revolving Bond Program, totaling USD58,062 with a term of 1 year each and rates between 6.00% and 6.25%.

18.4. Issue of Banco Agrícola S.A. ordinary bonds.

Banco Agrícola a subsidiary of the Bank issued ordinary bonds in 2024 for USD21,382 with rates from 7.00% to 7.05% and terms from 1 year to 1.5 years. In the year 2023 issued ordinary bonds for USD77,700 with rates from 6.68% to 7.25% and terms from 1.5 years to 8 years.

For information related to the disclosures of fair value of the debt securities in issue, see Note 30. Fair value of assets and liabilities.

The following is a schedule of the debt instruments in issue by maturity:

Issuer	December 31, 2024	December 31, 2023
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	1,297,811	3,368,076
More than twelve months after the reporting period	9,977,405	11,295,500
Total	11,275,216	14,663,576
As of December 31, 2024 and 2023, there were no financial covenants linked to the aforementioned securities in issue, except for some financial covenants related to the Banistmo S.A. social gender private placement bond. None of these covenants had been breached nor were the related obligations past due.
NOTE 19. EMPLOYEE BENEFIT PLANS
The following table shows liabilities relating to post-employment benefit and long-term benefit plans:

Employee benefit plans	December 31, 2024	December 31, 2023
In millions of COP
19.1 Defined benefit pension plan	140,996	132,854
19.2 Severance obligation	9,351	14,360
19.3 Retirement Pension Premium Plan and Executive Pension Plan Premium	222,786	195,295
19.4 Other long term benefits	581,168	543,210
Total Post-employment and long-term benefit plans	954,301	885,719
Fair value Plan assets	2,746	2,765
Total Unfunded Post-employment and long-term benefit plans	951,555	882,954
These benefits include all types of payments that the Bank provides to its employees. The recognition of liabilities related to post-employment and long-term employee benefit plans is based on actuarial computations which involve judgments and assumptions made by management (with the assistance of external actuaries) related to the future macroeconomic and employee demographic factors, among others, which will not necessarily coincide with the future outcome of such factors.
Post-employment benefits
19.1 Defined benefit pension plan
Colombia
Under Colombian law, employee pension obligations are managed as a defined contribution plan since 1990. The Bank’s legal retirement benefit obligation as of December 31, 2024 and 2023 relates to retired employees who rendered services to the Bank before the current regulations took effect. Under this unfunded plan, benefits are based on length of service and level of compensation. As of December 2024, 479 participants were covered by this plan, and as of December 2023, 498 participants.
For purposes of the projected assessment of the pension plan obligation, in the absence of an extensive market for high-quality corporate debt, the sovereign bond curve of the Colombian government is used, with maturity similar to the residual life of the obligation of the projected benefit. The net cost of pensions is accounted for in the Consolidated Statement of Income as “salaries and employee benefits” and includes the interest costs and cost of current service.

Defined benefit pension plan and other benefits	2024	2023
In millions of COP
Present value of the obligation as of January 1	101,778	95,081
Interest cost	10,459	11,409
Benefits paid	(13,003)	(12,237)
Net actuarial loss due to changes in assumptions	2,229	7,025
Net actuarial (gain) / loss due to plan experience	(366)	500
Others	2,150	-
Defined obligation, unfunded as of December 31	103,247	101,778
Panamá
The Chase Manhattan Bank Corporation, N.A. (formerly “HSBC Bank Panamá”, later merged with Banistmo S.A. in 2000) offered a defined benefit pension plan based on the average salaries paid during the 120 most recent months prior to the employee's retirement date and the years of employment service. The right to this plan was obtained after 10 years of service with the organization. This individual plan covered a certain group of employees who were hired by Chase Manhattan Bank Corporation, N.A. and it was not extended to employees of HSBC Bank Panama, now Banistmo S.A.

As of December 31, 2024, and 2023, there were 34 participants (7 participants with deferred benefits and 27 participants receiving benefits), and 37 participants (10 participants with deferred benefits and 27 participants receiving benefits), respectively.

Defined benefit pension plan	2024	2023
In millions of COP
Present value of the obligation as of January 1	3,051	5,296
Interest cost	234	312
Benefits paid from plan assets	(524)	(1,088)
Net actuarial loss / (gain) due to changes in assumptions	117	(174)
Net actuarial gain due to plan experience	(63)	(361)
Foreign currency translation effect	450	(934)
Defined obligation, funded as of December 31	3,265	3,051
The Bank, through its subsidiary Banistmo, has established a plan with assets to secure benefits promised by Banistmo to the employees entitled to participate in the Pension Plan for former Chase employees under the terms described above and to comply with Panama labor code, which specifies the terms of securing the payments to be made in the event of an employee’s termination (voluntary or involuntary) or upon retirement (termination indemnity plan).
Banistmo’s pension and post-retirement plan assets consider investments in fixed-term deposits and cash and due from banks, in order to reduce the investment risk. The plan assets are managed by a trustee (third party). Likewise, the assets allocation is periodically reviewed by Banistmo and, when necessary, adjusted according to the investment strategy. The plan's investment assets are measured at fair value using significant, unobservable market data and, therefore, are classified as Level 3.
The expected return on assets assumption represents the long term rate of return based on analysis of historical returns, historical asset class volatilities and the fund’s past experience.
The following table details the change in plan assets:

Banistmo’s Plan assets	2024	2023
In millions of COP
Fair value of assets as of January 1	2,765	4,619
Interest income on plan assets	129	80
Benefits paid	(540)	(1,105)
Foreign currency translation effect	392	(829)
Fair value assets as of December 31	2,746	2,765
Guatemala
Banco Agromercantil Guatemala S.A. has established a retirement pension plan for its employees. Under this plan, the employees are entitled to receive a lifetime payment of 50% of their monthly nominal wage, if they are 70 years old and have 30 years of service, or if they are 65 years old and have 40 years of service. On the other hand, employees are entitled to receive a lifetime payment of 70% of their monthly nominal wage, if they are 70 years old and have 40 years of service, or they are 65 years old and have 45 years of service.

Defined benefit pension plan	2024	2023
In millions of COP
Present value of the obligation as of January 1	28,025	30,878
Current cost of service	1,136	878
Interest cost	2,657	2,757
Past service cost(1)	–	(4,821)
Benefits paid	(1,668)	(1,764)
Net actuarial (gain) / loss due to changes in assumptions(2)	(556)	5,544
Net actuarial (gain) / loss due to plan experience	(61)	1,272
Foreign currency translation effect	4,951	(6,719)
Defined obligation, unfunded as of December 31	34,484	28,025
(1)Corresponds to the change in the computable age of the benefit, modified in the year 2023.
(2)The gain for the year 2024 was mainly due to the increase in the discount rate from 9.00% in 2023 to 9.10% in 2024.
19.2 Severance obligation
Colombia
Under Colombian labor regulations, employees hired before 1990 are entitled to receive severance in an amount equal to one month’s salary for each year of service. This benefit accumulates and is paid to the employees upon their termination or retirement from the Bank, calculated based on the employees’ last salary base; however, employees may request advances against this benefit at any time. In 1990, the Colombian government revised its labor regulations for new employees to permit companies, subject to the approval of the employees, to transfer this severance obligation annually to private pension funds (this scheme of employee benefits is known as the current severance obligation).
As of December 2024 and 2023, 82 and 114 participants, respectively, were covered by this plan.
The balances recognized in the Consolidated Statement of Financial Position are listed below:

Severance obligation	2024	2023
In millions of COP
Present value of the obligation as of January 1	14,360	15,446
Current cost of service	267	357
Interest cost	1,116	1,566
Benefits paid	(5,369)	(6,594)
Net actuarial loss due to changes in assumptions	13	888
Net actuarial (gain) / loss due to plan experience	(1,036)	2,697
Defined obligation, unfunded as of December 31	9,351	14,360
19.3 Retirement Pension Premium Plan and Executive Pension Plan Premium
Colombia
Under Colombian labor regulations, employers and employees are entitled to negotiate private agreements. The Bank’s employees and its subsidiaries Valores Bancolombia S.A. Comisionista de Bolsa, Banca de Inversión Bancolombia S.A. Corporación Financiera and Fiduciaria Bancolombia S.A. Sociedad Fiduciaria participate in a defined benefit plan according to which they are entitled to receive, on the date of their retirement, a single payment.

El Salvador
By means of Decree 592 of 2013, under Salvadorian labor regulations, employees are entitled to receive 15 days of salary for each year of service. This benefit is payable upon retirement, resignation, unjustified dismissal, death and disability. As of December 31, 2024, and 2023, there were 3,023 and 2,927 participants respectively, covered by the plan.
Guatemala
Banco Agromercantil Guatemala S.A. has established a defined benefit plan for its employees. Under this plan, the employees are entitled to receive a one-off payment based on the number of years of service to the organization in the event of waiver before retirement. As of December 31, 2024, and 2023, there were 3,627 and 3,733 participants respectively, covered by the plan.
The annual change of the present value of the obligations of defined benefit plans is as follows:

Retirement Pension Premium Plan	2024	2023
In millions of COP
Present value of the obligation as of January 1	195,295	176,816
Current service cost	20,632	18,427
Interest cost	18,157	17,338
Benefits paid	(22,004)	(18,889)
Net actuarial loss / (gain) due to changes in assumptions	1,046	(565)
Net actuarial (gain) / loss due to plan experience(1)	(6,103)	24,238
Foreign currency translation effect(2)	15,763	(22,070)
Defined obligation, unfunded as of December 31	222,786	195,295
(1)The actuarial gain in 2024 is mainly explained for Bancolombia S.A. by the departure of employees covered by the plan.
(2)Corresponds to Banagrícola S.A. y Filiales and Banco Agromercantil de Guatemala S.A. given higher devaluation between COP to USD currencies.
19.4 Other long term benefits
In addition to legal benefits and the aforementioned post-employment benefits, the Bank grants to its employees other benefits based on the employees’ seniority. For the periods ended December 31, 2024 and December 31, 2023, the reconciliation of the other long term benefits is set below:

Other long term benefits	2024	2023
In millions of COP
Present value of the obligation as of January 1	543,210	446,473
Current service cost	57,653	48,790
Interest cost	56,157	54,878
Benefits paid	(62,762)	(55,257)
Net actuarial (gain) / loss due to changes in assumptions(1)	(8,083)	38,497
Net actuarial (gain) / loss due to plan experience(2)	(11,655)	18,721
Foreign currency translation effect	6,648	(8,892)
Defined obligation, unfunded as of December 31	581,168	543,210
(1)In the case of Bancolombia S.A., in 2024 the discount rate decreased from 11.75% to 11.00% and the nominal inflation rate from 6.35% to 5.40%, generating an actuarial gain of COP 8,394.
(2)Mainly in Bancolombia S.A. as the effective salary was slightly below expectations.

Defined contribution plans
The expense recognized in the line “Salaries and employee benefits” of the Consolidated Statement of Income for defined contribution plans, for current severance regimen and pension benefits, is as follows:

Defined contribution plans	2024	2023
In millions of COP
Pension	318,988	286,621
Current severance regimen	92,729	82,963
Total	411,717	369,584
The economic assumptions used in the determination of the present value of the defined benefit plans, in nominal terms, are as follows:
Colombia

Main projected assumptions	December 31, 2024	December 31, 2023
Discount rate	11.00%	11.75%
Rate of wage increase	7.90%	8.85%
Projected inflation	5.40%	6.35%
Rate of pension increase	5.40%	6.35%
Bancolombia Panamá

Main projected assumptions	December 31, 2024	December 31, 2023
Discount rate	6.50%	7.00%
Rate of wage increase	2.00%	2.00%
Projected inflation	2.00%	2.00%
Banistmo

Main projected assumptions	December 31, 2024	December 31, 2023
Discount rate	7.00%	7.60%
Expected long-term rate of return on plan assets	5.40%	2.20%
El Salvador

Main projected assumptions	December 31, 2024	December 31, 2023
Discount rate	5.20%	6.20%
Rate of wage increase	2.50%	2.50%
Projected inflation	1.50%	1.50%

Guatemala

Main projected assumptions	December 31, 2024	December 31, 2023
Discount rate	9.10%	9.00%
Rate of wage increase	5.00%	5.00%
Projected inflation	4.00%	4.00%
In 2024, assumptions regarding future longevity have been based on mortality tables, which reflect average ages of mortality from 20-60 years. The rate used to discount the obligation of the defined benefit plan to reflect the duration of the labor liabilities as of December 2024 corresponds to the yield of sovereign bonds of each country where the plan is established, either Colombia, Panama, Guatemala and El Salvador, as applicable, since the market transactions of these countries involving corporate bonds of high quality have no high levels of activity. The assumption of the rate of inflation is based on the long term projection of the Central Bank of Colombia, Panama, Guatemala and El Salvador.
The nature of the risks related to the obligations aforementioned are summarized below:

Investment risk
The present value of the obligation for the defined benefits plan is calculated using a discount rate determined with reference to high quality sovereign yields of each country. Currently, the plan includes investment in financial instruments that are not vulnerable to market risks

Interest rate risks	A reduction of the bond interest rates will increase the obligation of the plan
Longevity risk
The present value of the obligation of the defined benefit plan is calculated with reference to the highest estimate of the mortality of participants during their time of employment. An increase in the life expectancy of the participants will increase the plan obligation

Salary risk
The present value of the obligation of the benefit plan is calculated with reference to the future salaries of the participants. As such, an increase in the participants’ wages will increase the obligation of the plan

Estimated payment of future benefits
The payments of benefits, which reflect future service rendered, are considered to be paid as follows:

Years	Pension Benefits	Other benefits
In millions of COP
2025	15,775	94,112
2026	15,866	102,009
2027	15,726	94,663
2028	15,638	106,651
2029	15,281	99,247
2030 to 2034	68,560	524,305
Sensitivity analysis
In presenting the sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same method used to calculate the defined benefit obligation (DBO) recognized in the Statement of Financial Position. Obligations and expenses will change in the future as a result of future changes in the methods of projection and assumption, participant information, plan provisions and regulations, or as resulting from future gains and losses.

There were no changes in the methods and assumptions used in preparing the sensitivity analyses from prior years.
Colombia
Defined benefit pension plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	11.50%	0.50% increase	(2,916)
Discount rate	10.50%	0.50% decrease	3,089
Pension increases	5.90%	0.50% increase	3,456
Pension decreases	4.90%	0.50% decrease	(3,285)
Mortality Table	RV-08 ("Rentistas Válidos")	One year increase in life expectancy	4,245
Mortality Table	RV-08 ("Rentistas Válidos")	One year decrease in life expectancy	36
Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	11.50%	0.50% increase	(5,630)
Discount rate	10.50%	0.50% decrease	6,119
Salary increases	8.40%	0.50% increase	6,304
Salary decreases	7.40%	0.50% decrease	(5,840)
Severance obligation

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	10.00%	0.50% increase	(114)
Discount rate	9.00%	0.50% decrease	117
Salary increases	8.40%	0.50% increase	286
Salary decreases	7.40%	0.50% decrease	(280)
Panamá
Defined benefit pension plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	7.50%	0.50% increase	(106)
Discount rate	6.50%	0.50% decrease	113
Mortality Table	RP-2000	One year increase in life expectancy	102

Guatemala
Defined Benefit Pension Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	9.60%	0.50% increase	(2,780)
Discount rate	8.60%	0.50% decrease	3,179
Salary increases	5.50%	0.50% increase	2,097
Salary decreases	4.50%	0.50% decrease	(1,882)
Mortality Table	RP-2000	One year increase in life expectancy	978
Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	8.40%	0.50% increase	(1,842)
Discount rate	7.40%	0.50% decrease	1,927
Salary increases	5.50%	0.50% increase	1,973
Salary decreases	4.50%	0.50% decrease	(1,901)
El Salvador
Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	5.70%	0.50% increase	(979)
Discount rate	4.70%	0.50% decrease	1,055
Salary increases	3.00%	0.50% increase	154
Salary decreases	2.00%	0.50% decrease	(228)
Other long term benefits
Colombia

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	11.50%	0.50% increase	(15,480)
Discount rate	10.50%	0.50% decrease	16,430
Salary increases	8.40%	0.50% increase	16,811
Salary decreases	7.40%	0.50% decrease	(15,967)

Guatemala

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	8.60%	0.50% increase	(1,223)
Discount rate	7.60%	0.50% decrease	1,307
Salary increases	5.50%	0.50% increase	1,340
Salary decreases	4.50%	0.50% decrease	(1,264)
El Salvador

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	5.70%	0.50% increase	(168)
Discount rate	4.70%	0.50% decrease	179
Bonuses and short-term benefits
Short-term employment benefit plans recognized in the Consolidated Statement of Financial Position in the line “other liabilities” consist of the following:

Other employment benefit plans	December 31, 2024	December 31, 2023
In millions of COP
Current severance obligation	107,938	95,732
Bonuses and short-term benefits(1)	676,967	734,916
Other employment benefit plans	784,905	830,648
(1)The decrease between December 31, 2024 and 2023, corresponds to the bonuses related to employees’ variable compensation. See Note 20 Other Liabilities.

NOTE 20. OTHER LIABILITIES
Other liabilities consist of the following:

Other liabilities	December 31, 2024	December 31, 2023
In millions of COP
Payables(1)	3,547,341	4,746,323
Suppliers	1,840,622	1,653,424
Advances to obligations	1,373,401	1,199,509
Dividends(2)	873,598	870,846
Bonuses and short-term benefits(3)	676,967	734,916
Security contributions	559,038	524,741
Collection services(4)	480,202	820,393
Provisions(5)	439,095	401,111
Salaries and other labor obligations(3)	428,077	396,734
Deposits delivered as security(6)	378,767	795,628
Advances in leasing operations and loans	173,168	186,547
Deferred interests	106,058	217,507
Liabilities from contracts with customers(7)	68,040	60,128
Other financial liabilities	46,187	40,774
Total	10,990,561	12,648,581
(1)The decrease corresponds mainly to lower items with payment systems networks, mainly for payments through electronic systems (PSE).
(2)This relates to the last installment pending payment which is payable on January 2, 2025. See Consolidated Statement of Changes in Equity, distribution of dividends.
(3)For further information, see Note 19. Employee benefit plans (Bonuses and short-term benefits).
(4)The decrease is due to lower tax collections.
(5)See Note 21. Provisions and contingent liabilities.
(6)The variation is generated by the valuation of current operations with international counterparties. For more information See Note 5.2. Derivative financial instruments.
(7)See Note 25.3. Fees and commissions.
NOTE 21. PROVISIONS AND CONTINGENT LIABILITIES
21.1. Provisions
The following tables show the detail of the provisions at December 31, 2024 and 2023:
As of December 31, 2024

	Judicial proceedings(1)	Administrative proceedings(2)	Financial guarantees(3)	Loan commitments	Onerous contracts(4)	Total
In millions of COP
Balance at January 1, 2024	50,812	92,380	2,238	252,381	3,300	401,111
Net provisions recognized during the period	24,985	1,038	2,192	31,826	5,420	65,461
Provisions used during the period	(33,333)	(9,976)	-	-	-	(43,309)
Translation adjustment	1,581	26	63	12,722	-	14,392
Effect of discounted cash flows	1,440	-	-	-	-	1,440
Final balance at December 31, 2024	45,485	83,468	4,493	296,929	8,720	439,095
(1)The balance includes provisions mainly with Tuvacol S.A. and payments mostly with the processes of the municipality of Purificación Tolima and fiscal responsibility of the departmental comptroller's office of Cundinamarca.

(2)Mainly includes environmental remediation of the Santa Elena property, see Note 21.2. Contingent Liabilities; Judicial Proceesing current and proceedings in administrative litigation regarding the discussion of the difference in income tax criteria according to the applicable tax law for COP 15,655.
(3)The balance corresponds mainly to financial guarantees in Bancolombia S.A. and its increase is due to the news operations.
(4)Onerous contracts corresponds to Renting Colombia S.A.S.
As of December 31, 2023

	Judicial proceedings	Administrative proceedings(1)	Financial guarantees(2)	Loan commitments	Onerous contracts(3)	Total
In millions of COP
Balance at January 1, 2023	47,577	84,997	16,501	265,405	2,762	417,242
Net provisions recognized during the period	19,427	11,248	(14,139)	4,394	538	21,468
Provisions used during the period	(10,666)	(3,865)	-	-	-	(14,531)
Translation adjustment	(1,395)	-	(124)	(17,418)	-	(18,937)
Effect of discounted cash flows	(4,131)	-	-	-	-	(4,131)
Final balance at December 31, 2023	50,812	92,380	2,238	252,381	3,300	401,111
(1)Mainly includes environmental remediation of the Santa Elena property, see Note 21.2. Contingent Liabilities; Judicial Proceesing current and proceedings in administrative litigation regarding the discussion of the difference in income tax criteria according to the applicable tax law for COP 14,920.
(2)The balance corresponds mainly to financial guarantees in Bancolombia S.A. and its decrease is due to the cancellation of operations
(3)Onerous contracts corresponds to Renting Colombia S.A.S.
The following table shows the changes in the provision for financial guarantees and loan commitments during period at December 31, 2024 and 2023 with the expected credit loss model:

	Stage 1	Stage 2	Stage 3	Total
Balance at January 1, 2024	158,337	45,058	51,224	254,619
Transfers	5,186	4,587	(9,773)	-
Transfer to stage 1	12,161	(6,950)	(5,211)	-
Transfer to stage 2	(4,383)	14,688	(10,305)	-
Transfer to stage 3	(2,592)	(3,151)	5,743	-
Provisions recognized during the period	74,787	51,131	44,387	170,305
Provisions reversed during the period	(91,105)	(26,271)	(18,911)	(136,287)
Translation adjustment	8,851	3,875	59	12,785
Balance at December 31, 2024	156,056	78,380	66,986	301,422

	Stage 1	Stage 2	Stage 3	Total
Balance at January 1, 2023	140,574	82,615	58,717	281,906
Transfers	34,443	(23,490)	(10,953)	-
Transfer to stage 1	33,530	(24,858)	(8,672)	-
Transfer to stage 2	2,384	4,992	(7,376)	-
Transfer to stage 3	(1,471)	(3,624)	5,095	-
Provisions recognized during the period	56,254	11,515	9,928	77,697
Provisions reversed during the period	(60,779)	(20,306)	(6,357)	(87,442)
Translation adjustment	(12,155)	(5,276)	(111)	(17,542)
Balance at December 31, 2023	158,337	45,058	51,224	254,619

Judicial proceedings
Judicial provisions refer to pending legal proceedings on employment matters, ordinary lawsuits, class actions suits, civil actions within criminal prosecutions and executive proceedings against the Bank. In the opinion of management, after receiving pertinent legal advice, the payments estimated to be made in connection with these proceedings will not generate significant losses in addition to the provisions recognized as of December 31, 2024 and 2023. In addition, the Bank does not expect to obtain any reimbursement from judicial proceedings raised against it and, therefore, has not recognized any assets for that purpose, see Note 21.2 Contingent liabilities.
Onerous contracts
For the Bank, an onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.
Financial guarantees
As of December 31, 2024

Maturity	Financial guarantees
In millions of COP
Guarantees under 1 month	744,077
Guarantees greater than 1 month and up to 3 months(1)	1,498,132
Guarantees greater than 3 months and up to 1 years (1)	5,036,939
Guarantees greater than 1 year and up to 3 years(2)	2,135,249
Guarantees greater than 3 years and up to 5 years	60,876
Guarantees greater than 5 years	669,028
Total	10,144,301
(1) The decrease is mainly due to the cancellation of operations with the following economic sectors: energy, private, among others.
(2) The increase is mainly due to reclassifications between ranges due to extension in the term or modifications in the maturity dates of the operations that arise according to the needs and requests of the client. This is presented with the following economic sectors: energy, private, government contracting and commercial.

As of December 31, 2023

Maturity	Financial guarantees
In millions of COP
Guarantees under 1 month	826,699
Guarantees greater than 1 month and up to 3 months	3,778,824
Guarantees greater than 3 months and up to 1 years	5,609,521
Guarantees greater than 1 year and up to 3 years(1)	1,489,899
Guarantees greater than 3 years and up to 5 years	450,875
Guarantees greater than 5 years	535,380
Total	12,691,198
(1) The decrease with respect to the previous year is mainly due to the cancellation of operations with the following economic sectors: energy, private, among others.
The total amount outstanding is the maximum potential payments which represent a “worse-case scenario”, and does not reflect expected results.

Loan commitments
As of December 31, 2024

Maturity	Loan commitments
In millions of COP
Commitments under 1 month	606,027
Commitments greater than 1 month and up to 3 months	20,060
Commitments greater than 3 months and up to 1 years	5,962,608
Commitments greater than 1 year and up to 3 years	2,100,683
Commitments greater than 3 years and up to 5 years	2,959,532
Commitments greater than 5 years	395,847
Total	12,044,757
As of December 31, 2023

Maturity	Loan commitments
In millions of COP
Commitments under 1 month	687,405
Commitments greater than 1 month and up to 3 months	11,373
Commitments greater than 3 months and up to 1 years	4,205,833
Commitments greater than 1 year and up to 3 years	2,269,280
Commitments greater than 3 years and up to 5 years	3,411,570
Commitments greater than 5 years	648,153
Total	11,233,614
The table below shows the maximum exposure to credit risk and provision based on the bank´s internal credit rating system, 12 months Basel PD range and year-end stage classification.

As of December 31, 2024

Standard	PD range	Stage 1		Stage 2		Stage 3		Total
		Exposure	Provision	Exposure	Provision	Exposure	Provision	Exposure	Provision
Normal risk	0% - 3.11%	9,738,866	12	267	-	-	-	9,739,133	12
Acceptable risk	> 3.11% - 11.15%	173,730	14	10,563	1	8,000	2	192,293	17
Appreciable risk	> 11.15% - 72.75%	14,123	1	6,970	3	48,221	-	69,314	4
Significant risk	> 72.75% - 89.89%	-	-	-	-	-	-	-	-
Bad risk	> 89.89% - 100%	-	-	-	-	143,561	4,460	143,561	4,460
Total		9,926,719	27	17,800	4	199,782	4,462	10,144,301	4,493

As of December 31, 2023

Standard	PD range	Stage 1		Stage 2		Stage 3		Total
		Exposure	Provision	Exposure	Provision	Exposure	Provision	Exposure	Provision
Normal risk	0% - 3.11%	11,885,724	6	5,165	-	-	-	11,890,889	6
Acceptable risk	> 3.11% - 11.15%	629,867	15	5,974	1	-	-	635,841	16
Appreciable risk	> 11.15% - 72.75%	18,277	1	15,750	23	-	-	34,027	24
Significant risk	> 72.75% - 89.89%	-	-	-	-	-	-	-	-
Bad risk	> 89.89% - 100%	-	-	-	-	130,441	2,192	130,441	2,192
Total		12,533,868	22	26,889	24	130,441	2,192	12,691,198	2,238

21.2. Contingent liabilities
Contingencies due to judicial or administrative proceedings/litigations in which Bancolombia and the entities with which financial statements are consolidated as of December 31, 2024, are listed as follow, and that represents a contingency superior to USD7,110.

Some of the proceedings in which the claims are inferior and that were revelated in prior periods will be kept providing information about its evolution.

BANCOLOMBIA S.A.
Neos Group S.A.S. (in reorganization) and Inversiones Davanic S.A.S.
On November 3, 2022, Bancolombia S.A. was served of a lawsuit in which Neos Group S.A.S. and Inversiones Davanic S.A.S. alleges that a loan agreement was entered between them, rather than a lease agreement. Subsidiary, Neos Group S.A.S. and Inversiones Davanic S.A.S. requested the rescission of the purchase and sale agreement on the ground that the price of the property was lower than its fair price.

The Neos Group S.A.S. and Inversiones Davanic S.A.S.'s claims amount is COP 65,000. The contingency is qualified as remote because the parties always intended to celebrate a lease agreement and not a different type of contract. On December 7, 2022, Bancolombia S.A. filed a brief with its defenses. As of December 31, 2024, the Court has not summoned the initial hearing. There is no provision for this proceeding.

Public Interest Class Action - Carlos Julio Aguilar and other

There is a public interest class action in which the plaintiffs allege that due to the restructuring of Departamento del Valle's financial obligations and its performance plan, the Departamento del Valle's collective rights of the public administration and the public funds of the were breached. Bancolombia S.A. filed its defenses arguing that the agreement was made in accordance with the law.
On November 15, 2024, the First Instance Court issued a judgement in favor of Bancolombia S.A. The plaintiffs filed an appeal against the first instance judgment. As of December 31, 2024, the Second Instance Court has not issued a final decision. The contingency is qualified as eventual and there is no provision for this proceeding.

Contraloría Departamental de Cundinamarca against GEHS, Bancolombia and other natural persons (COMPLETED)

The development of the Water Treatment Plant PTAR Chía I Delicias Sur from Municipio de Chía, Colombia, was outlined through a lease agreement signed on September 28, 2015. The price agreed was COP 19,000. The object of the lease agreement was the financing of the Project, as well as the optimization, design, and construction of the Water Treatment Plant PTAR Chía I Delicias Sur. As of December 31, 2018, the lease agreement was at the advance payment stage (payment of interest on the principal amount). The Municipio de Chía´s Mayor Office, has claimed that irregularities have been found during the execution of the Project. Due to these allegations, the Contraloría de Cundinamarca began a Fiscal Responsibility proceeding against GEHS Global Environment and Health Solutions de Colombia (Supplier), Guillermo

Varela Romero, Rafael Antonio Ballesteros Gómez, Luís Alejandro Prieto González (Municipio de Chía´s former Mayor and employees of the municipal administration), and Bancolombia S.A., based on the alleged loss. Bancolombia S.A. has alleged in its defense, among other arguments, that the Bank fully complied with its contractual obligations and that it is not responsible for the loss of the Municipality's resources.

The Contraloría de Cundinamarca at first and second instance held responsible five (5) individuals, including Bancolombia S.A., for a total amount of COP 7,650.

As of December 31, 2024, the proceeding before the Contraloría de Cundinamarca has ended due to the total payment of the awarded amount. Nevertheless, Bancolombia S.A. is going to file a lawsuit before the administrative to request the revocation of the Contraloría de Cundinamarca’s judgment and the devolution of the amount paid.

Remediation Plan for Santa Elena´s property
In 1987, Banco de Colombia (now known as Bancolombia S.A.) received a property located in Municipio de Cartagena, Colombia from the Federación Nacional de Algodoneros. After the transfer of the property to Bancolombia S.A., soil contamination from pesticides and herbicides was found on the property. Bancolombia S.A. commenced a civil responsibility judicial proceeding against the Federación Nacional de Algodoneros alleging environmental contamination.

On November 13, 2015, the Court issued the final judgment. In the judgment, the Court stated that the Federación Nacional de Algonoderos was liable for environmental damages and consequently, Bancolombia S.A. was not.

Despite not being liable for environmental damages, Bancolombia S.A. has assumed binding commitments to contract and pay for the property’s decontamination. As a result of these commitments, Bancolombia S.A. has conducted different decontamination processes over the years. Currently, Bancolombia S.A. has the approval of the Autoridad Nacional de Licencias Ambientales de Colombia (ANLA) for the execution of a remediation plan (plan de remediación) divided into three stages: Stage I, Stage II, and Stage III.

As of December 31, 2024, Bancolombia S.A. submitted before the ANLA the results of the complementary studies of Stage I, demolition activities of the warehouses of Stage II were completed, and is carrying out with the extraction and disposal of the resulting material. Also is carrying out the pre-feasibility activities of the Stage III and continues with the execution of a social management plan with the communities in the influence area of the remediation plan, emergency and contingency plan, hazardous waste management plan and the biotic environment protection plan.

The estimated time for the execution of the remediation plan is 36 months from July 2023, with the possibility of adjustment according to the results of the pre-feasibility and feasibility stage of Stage III and the supervening requirements of the competent authorities. As of December 31, 2024, there is a provision of COP 64,800 to attend the execution of the pending activities of the plan.

Fredy Alberto Lara Borja (COMPLETED)

On December 13, 2023, Bancolombia S.A. was notified of a lawsuit filed by a former employee of the liquidated company
Aluminio Reynolds Santo Domingo S.A, seeking the absolute nullity of the purchase agreement entered between Leasing Bancolombia and Bancolombia S.A. for two properties signed in 2011. Leasing Bancolombia acquired those properties through a purchase agreement with the company Armarcas E.U, which had received them as a payment from Sociedad Aluminio Reynolds Santo Domingo S.A. The plaintiff requested that the properties be returned to Aluminios Reynolds Santo Domingo´s assets so they can be used as payment of the company´s labor liabilities.

The amount of the claims was COP 103,943. As of December 31, 2024, the proceeding ended because the Court rejected the lawsuit.

Constructora Primar S.A.S.

On June 7, 2022, Bancolombia S.A. was notified of a lawsuit filed by Incopav S.A.S., Constructora Primar S.A.S., Inversiones M & Galindo y Cía. S en C and Inversiones M & Baquero y Cía. S en C. The plaintiffs request the payment of the damages caused by Bancolombia S.A. for his decision not to fully finance of the Altos de San Jorge project.

The plaintiffs' claims amount is COP 107,344. The contingency is qualified as remote because the plaintiffs are not part of the mutual agreement entered into for the financing of the Altos de San Jorge project. On July 9, 2024, the First Instance Court ruled in favor of Bancolombia S.A. The plaintiffs filed an appeal against the first instance judgement.

As of December 31, 2024, the Second Instance Court has not issued a final decision. There is no provision for this proceeding.

Tuvacol S.A.

On July 18, 2024, Bancolombia S.A. was served of the lawsuit filed by Tuvacol S.A. Tuvacol S.A. is requesting the payment of the damages caused by the alleged irregular payment of checks charged to its checking account. Bancolombia S.A. argues that the payments of the checks were correct. The plaintiff’s claims are COP 56,769.

The initial hearing has not been held. The initial hearing was convened for June 17 and 18, 2025. As of December 31, 2024, the contingency is qualified as eventual and has a provision for COP 5,676.

FIDUCIARIA BANCOLOMBIA
Quinta Sur S.A.S.
In March 2022, Fiduciaria Bancolombia was notified of a lawsuit filed by Quinta Sur S.A.S. in liquidation proceeding. According to the lawsuit, Quinta Sur seeks the indemnification for damages due to the non-transfer of the resources to beginning of a housing construction project, under the terms agreed in the trust agreement.

Fiduciaria Bancolombia alleges that it has complied with the law and the contract, arguing that the property on which the housing project was to be constructed did not fulfill the contractual requirements. The plaintiff’s claims amount is COP 128,000.

On August 24, 2023, the First Instance Court issued a favorable judgment to Fiduciaria Bancolombia. Quinta Sur S.A.S. filed an appeal against the First Instance judgment. As of December 31, 2024, the Second Instance Court has not issued a final decision. The contingency is qualified as eventual and there is no provision for this proceeding.

BANISTMO
Constructora Tymsa S.A.
In October 2021, Banistmo and Banistmo Investment were notified of a lawsuit in which the plaintiff alleged fraudulent acts involving the sale of the plaintiff´s property. Constructora Tymsa request the nullity of the public instrument of purchase through which property was transferred to Limipa S.A. Limipa S.A. requested a loan to Banistmo and guaranteed its obligation with an an administration and guarantee trust over the property. The trust was administered by Banistmo Investment. Constructora Tymsa alleges that the signatures and fingerprints in the public instrument of purchase, sale and in the mortgage in favor of Banistmo are false.
The plaintiff’s claims amount is USD10,000, in addition to interests, costs and expenses. Banistmo and Banistmo Investment allege they are not liable for any intentional or negligent conduct regarding to the alleged fraudulent sale of the property. As of December 31, 2024, the Court is pending of the resolution of three motions, including the motion for lack of jurisdiction alleged by the Bank, and to rule on the evidence presented in the proceeding. The Bank’s legal advisors have qualified the proceeding as eventual and there is no provision.

Five Star Production Inc., Global Men Health Foundation, Ingrid Perscky and Others (COMPLETED)

In April 2022, Banistmo was notified of a lawsuit filed by Five Star Production Inc., Global Men Health Foundation, Ingrid Perscky and others. The plaintiff’s claims amount is USD5,000.

The lawsuit was filed based on a dispute between Ingrid Perscky and Jose Barbero (who used to be husband and wife) for the distribution of their assets. In 2017, Ms. Perscky, who had an authorized signature, ordered the cancelation of a fixed term deposit from Five Star, and instructed that those funds be transferred to 3 accounts that belonged to persons related to her (for example, her children). Mr. Barbero contacted Banistmo and tried to reverse the instructions, however as it was not possible, Mr. Barbero filed criminal complaints against Ms. Perscky.

Banistmo has complied with banking law and has handled the information´s confidentiality according to the law and the contract. The plaintiffs seeked compensation for material and moral damages, alleging that Banistmo breached confidentiality and banking secret in detriment of the plaintiffs.

The proceeding was completed by a settlement agreement between the parties.

Deniss Rafael Pérez Perozo, Carlos Pérez Leal and others
Promotora Terramar (client of Banistmo, formerly HSBC Panamá) received USD299, through Visa Gift Cards issued by a foreign bank. These payments were received as a partial payment of 2 apartments located in Panamá City.

The Credit Card Securities and Fraud Prevention department of the HSBC bank detected an irregular activity by Promotora Terramar, when a monitoring alert was activated due to the high number of cards with the same BIN and bank. Therefore, pursuant to the Business Establishments Affiliate Agreement, HSBC reversed funds from Promotora Terramar´s accounts for COP 287, recorded it in a suspense account while investigations were conducted. After further investigations the money was refunded.

The plaintiff’s claim is the payment of the compensation of the material and moral damages caused, which according to their valuation, amounts to USD5,252,000. Banistmo alleges it has complied with the contractual terms outlined in the Affiliate Agreement, that Mr. and Mrs Perez Leal are not customers of the Bank and thar the statute of limitations deadline has lapsed.

As of December 31, 2024, the lawsuit has not been notified to the parties. The contingency is qualified as remote by the external advisors and there is no provision for this proceeding.

DD&C, Carlos Pérez Leal and Others
In October 2022, Banistmo received a communication announcing the filing of a legal action in the Tribunal of First Instance of Kaloum in the Republic of Guinea. This action was commenced by Inversiones DD&C, Carlos Perez Leal and other natural persons against the Central Bank of the Republic of Guinea (“BCRG”) and five international banks, including Banistmo. The action seeks compensatory damages derived from alleged fraud involving six international transfers for a total USD1,900 that Inversiones DD&C, who was a client of Banistmo at the time, ordered to be made to a bank account at the BCRG.

The parties who commenced the action are seeking USD28,100 in “dommages matériels” (which are damages for alleged economic loss), as well as additional amounts in “dommages moraux” (which are damages for alleged non-economic loss, including alleged psychological suffering and moral anguish).

On May 22, 2023, a favorable First Instance judgment was issued for Banistmo. The plaintiff filed an appeal against the decision. On October 23, 2024, the Second Instance Court issued a favorable judgment to Banistmo.

The contingency is qualified as remote and there is provision for this proceeding.

Interfast Panamá & Pacific Point 96624

In February 2024, Banistmo and Banistmo Investment were served of a lawsuit filed against them and against 2020 Debt Investors Corp and José Talgham Cohen. The plaintiffs seek compensation for damages originated from the assignment of credit agreement made by Banistmo as the assignor in benefit of the assignee 2020 Debt Investors Corp., of a credit operation managed by Inverfast Panamá for a value of USD 2,000. The loan was secured with a trust of administration and guarantee of real state set up on Banistmo Investment.

The plaintiffs alleges that the credit assignment agreement presented irregularities and deviations from Banistmo and breach of fiduciary duties from Banistmo Investment. The plaintiff’s claims amount is USD 15,000.

As of December 31, 2024, the proceeding is pending rule a clarification request of the plaintiff´s lawsuit.

The contingency is qualified as remote and there is no provision for this matter.

BANCO AGRÍCOLA
Dirección General de Impuestos Internos of El Salvador
The authority on taxes of El Salvador (DGII), in accordance with the resolution of October 2018, determined that Banco Agrícola failed to declare and pay income taxes related to 2014’s fiscal year for a total of USD11,116 and related penalties.

In 2021, the appeal presented by Banco Agrícola was decided. The Tribunal de Apelaciones de los Impuestos Internos y Aduanas (TAII) modified the Resolution issued by DGII, adjusted the rental tax to USD6,341 and revoked the sanction.
Banco Agrícola filed a lawsuit before the Contentious Administrative Tribunal seeking to overrule DGII´s and TAII´s previous decisions in relation to the tax’s payment. As of December 31, 2024, is still pending the decision of the Contentious Administrative Tribunal.

The contingency is qualified as remote and there is no provision for this proceeding.

ARRENDADORA FINANCIERA S.A.
Cordal
Cordal filed a lawsuit against Arrendadora Financiera, seeking compensation for USD6,454. According to the lawsuit, Cordal was the owner of a current account in Arrendadora Financiera (formerly Banco Capital S.A.), and it alleged that it´s funds were irregularly transferred to third parties. Arrendadora Financiera alleges Cordal´s account was liquidated before the acquisition of Banco Capital S.A. and, therefore, no funds were transferred.
As of December 31, 2024, the proceeding is at the evidentiary stage. The contingency is qualified as remote and there is no provision for this proceeding. A former employee of the plaintiff was convicted of aggravated theft in connection with the facts of this lawsuit.
BANCO AGROMERCANTIL
Bapa Holdings Corp.
On September 20, 2022, a lawsuit against Banco Agromercantil was filed by Bapa Holdings Corp. The plaintiff alleges that it invested USD7,000 through a participation agreement with North Shore Development Company (NDSC) for the development of a housing project that was going to be built in a property, which was security for a loan given by Banco Agromercantil to NDSC, located in Roatan Island, Honduras. Bapa alleges that BAM caused damages due to its failure to provide information about NDSC´s financial situation and going through with the sale of the credit. On October 24, 2022, BAM responded to the claim and filed exceptions alleging that it has no commercial relationship with Bapa, and the statute of limitations deadline expired. As of December 31, 2024, the Court is pending a ruling on the exceptions to the lawsuit. The contingency is qualified as remote and there is no provision for this proceeding.

Superintendencia de Administración Tributaria (SAT)
The Superintendencia de Administración Tributaria (SAT) de Guatemala ordered a tax adjustment in the fiscal year 2014 of Banco Agromercantil´s rental tax declaration, duly paid by BAM, for a value of USD13,583 (including tax and sanction).

BAM initiated legal proceedings against the decision adopted by the SAT, arguing the inadmissibility of the adjustment by applying the legal rule in an analogous way, the admissibility of the expense’s deductions of the revenue tax for being necessary to generate lien revenue and the non-withhold of the revenue tax in the interests paid to exempt people, arguing that they were appropriate according to the law.

As of December 31, 2024, the proceeding is pending the final decision from the Court. The contingency is qualified as remote and there is no provision for this proceeding.
NOTE 22. SHARE CAPITAL
The subscribed and paid-in capital is the following:

Share capital	December 31, 2024	December 31, 2023
Authorized shares	1,400,000,000	1,400,000,000
Subscribed and paid-in shares:
Ordinary shares with a nominal value of COP 500 pesos	509,704,584	509,704,584
Preferred shares with dividend without voting rights with nominal value of COP 500 pesos	452,122,416	452,122,416
Total subscribed and paid-in shares	961,827,000	961,827,000
Subscribed and paid capital (nominal value, in millions of COP)	480,914	480,914
Dividends declared
The declaration, amount and payment of dividends are based on Bancolombia S.A.’s unconsolidated net income. Dividends must be approved at the ordinary general shareholders' meeting upon the recommendation of the Board of Directors. Under the Colombian Commercial Code, after payment of income taxes and appropriation of legal and other reserves, and after setting off losses from prior fiscal years, Bancolombia must distribute to its stockholders at least 50% of its annual net income or 70% of its annual net income if the total amount of reserves exceeds its outstanding capital, unless such minimum percentages are waived by an affirmative vote of the holders of at least 78% of the shares present at the stockholders’ meeting. Such dividend distribution must be made to all stockholders, in cash or in issued stock of Bancolombia, as may be determined by the stockholders, and within a year from the date of the annual general ordinary stockholders' meeting in which the dividend was declared.
The payment of dividends must be made in cash during the year following the applicable date for the annual general ordinary stockholders' meeting. If the payment is made in the Bank’s own equity securities instead of cash, that must be approved by 80% of the outstanding common shareholders and 80% of the outstanding preferred shares.
The annual net profits of Bancolombia must be applied as follows: (i) first, an amount equal to 10% of Bancolombia’s net profits to a legal reserve until such reserve is equal to at least 50% of the Bank’s paid-in capital; (ii) second, to the payment of the minimum dividend on the preferred shares; and (iii) third, as may be determined in the ordinary annual general ordinary stockholders' meeting by the vote of the holders of a majority of the shares entitled to vote.

Dividends declared with respect to net income earned in:	Cash dividends per share (Stated in COP)
2024	3,900
2023	3,536
2022	3,536
2021	3,120
2020	260
Common shares
The holders of common shares are entitled to vote on any matter subject to approval at an annual general ordinary stockholders' meeting. Within 15 calendar days prior to such meeting, such holders are entitled to inspect the books and records of the Company.
Also, the holders of common shares will receive a proportion of the profits subject to the provisions of law, statutes and established at general shareholders’ meeting. The dividend received by holders of common shares may not be higher than the dividend assigned to preferred shares.
Preferred shares
Holders of preferred shares are entitled to receive dividends based on the net profits of the preceding fiscal year, after deducting losses affecting the capital and once the amount that shall be legally set apart for the legal reserve has been deducted, but before creating or accruing for any other reserve, of a non-cumulative minimum preferred dividend equal to one percent (1%) yearly of the subscription price of the preferred share, provided this dividend is higher than the dividend assigned to common shares. If this is not the case, the dividend shall be increased to an amount that is equal to the per share dividend on the common shares.
Payment of the preferred dividend shall be made at the time and in the manner established in the general shareholders’ meeting and with the priority indicated by Colombian law.
Any dividend in shares requires the approval of 80% or more of the shares present at a shareholders’ meeting, which will include 80% or more of the outstanding preferred shares. In the event of absence of such holders of preferred shares, a stock dividend only has can be payable to the holders of common shares that approve this payment.
Reserved Shares
Stocks that are available between maximum authorized shares and paid-in shares. The Bank has not reserved shares.

NOTE 23. APPROPRIATED RESERVES
As of December 31, 2024 and 2023, the appropriated retained earnings consist of the following:

Concept	December 31, 2024	December 31, 2023
In millions of COP
Appropriation of net income(1)(2)	12,700,961	12,794,057
Others(3)	9,874,876	7,250,712
Total appropriated reserves	22,575,837	20,044,769
(1)The legal reserve fulfills two objectives: to increase and maintain the company's capital and to absorb economic losses. Based on the aforementioned, this amount shall not be distributed in dividends to the stockholders.
(2)As of December 31, 2024 and 2023, includes reclassification of unclaimed dividends under Article 85 of the Bancolombia S.A Bylaws for COP 506 and COP 557, respectively.
(3)At Bancolombia S.A, the creation of an occasional reserve for equity strengthening and future growth continues, which was approved at the General Shareholders Meeting.
NOTE 24. UNCONSOLIDATED STRUCTURED ENTITIES
Nature and risks associated with the Bank’s interests in unconsolidated structured entities
The term "unconsolidated structured entities" refers to all structured entities that are not controlled by the Bank. The Bank manages transactions with unconsolidated structured entities in the normal course of business to facilitate customer transactions and for specific investment opportunities.
The table below shows the total assets of unconsolidated structured entities in which the Bank had an interest at the reporting date and its maximum exposure to loss in relation to those interests.
As of December 31, 2024

	Securitizations	The Bank’s managed funds	Total
In millions of COP
Total assets of the entities	792,368	176,591,828	177,384,196
The Bank’s interest-assets
Investments at fair value through profit or loss	68,710	-	68,710
Investments at fair value through other comprehensive income	8,649	-	8,649
Loans and advances to customers	-	8,435,301	8,435,301
Total assets in relation to the Bank’s interests in the unconsolidated structured entities	77,359	8,435,301	8,512,660
The Bank’s maximum exposure	77,359	8,435,301	8,512,660
Fees income	3,065	558,877	561,942

As of December 31, 2023

	Securitizations	The Bank’s managed funds	Total
In millions of COP
Total assets of the entities	1,028,501	159,609,365	160,637,866
The Bank’s interest-assets
Investments at fair value through profit or loss	80,436	-	80,436
Investments at fair value through other comprehensive income	22,149	-	22,149
Loans and advances to customers	-	7,997,406	7,997,406
Total assets in relation to the Bank’s interests in the unconsolidated structured entities	102,585	7,997,406	8,099,991
The Bank’s maximum exposure	102,585	7,997,406	8,099,991
Fees income	3,763	474,136	477,899
Securitizations
The Bank invests in asset-backed securities issued by securitization entities for which underlying assets are mortgages originated by financial institutions. The Bank does not have a significant exposure to sub-prime securities. The asset-backed securities are denominated in local market TIPS and accounted for as investment at fair value through profit or loss and residual rights accounted for as investment at fair value through other comprehensive income. These asset-backed securities have different maturities and are generally classified by credit ratings. The Bank does not expect significant changes in those ratings. Also, the Bank retains beneficial interests in the form of servicing fees on the securitized mortgages.
The Bank’s managed funds
The Bank’s managed funds are derived from the following type of business lines: related trusts, mutual funds sold to individuals, corporate trusts, escrow accounts, private equity funds, and delegated tailor-made mandates from third parties. Generally, the revenues correspond to the fees received from the management of resources that are invested in several instruments and management of properties and premises related to real estate projects in progress.
Likewise, the Bank receives fees for management assets pledged as collateral for clients’ commitments and obligations, and fees from management of resources of government agencies and entities.
On the other hand, there is not an additional exposure to loss, such as funding commitments with regards to the Bank’s involvement with those entities.

NOTE 25. OPERATING INCOME
25.1. Interest and valuation on financial instruments
The following table sets forth the detail of interest and valuation on financial asset instruments for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
In millions of COP
Interest on debt instruments using the effective interest method	965,935	1,029,377	588,792
Interest and valuation on financial instruments
Debt investments(1)	1,367,980	628,082	1,198,296
Repos	237,321	137,014	(84,410)
Derivatives(2)	154,130	(157,818)	171,381
Spot transactions	(3,187)	(28,590)	77,433
Total valuation on financial instruments	1,756,244	578,688	1,362,700
Total Interest and valuation on financial instruments	2,722,179	1,608,065	1,951,492
(1) The increase is mainly presented in Bancolombia S.A., due to a higher volume and higher valuation in the portfolio of securities issued by foreign governments (United States Treasury Bonds), which are directly related to the variations in the exchange rate.
(2) The variation occurs mainly in Bancolombia due to the valuation of forwards.

25.2.       Interest expenses
The following table sets forth the detail of interest on financial liability instruments for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
In millions of COP
Deposits(1)	12,215,673	13,323,516	6,141,680
Borrowing costs(1)	1,349,913	1,658,996	763,717
Debt instruments in issue(2)	1,202,112	1,426,615	1,328,511
Lease liabilities	135,546	113,815	111,349
Preferred shares	57,701	57,701	57,701
Overnight funds	22,306	30,540	11,375
Other interest (expense)	40,660	57,112	28,137
Total interest expenses	15,023,911	16,668,295	8,442,470
(1)The intervention rate issued by the Banco de la República de Colombia for the period of 2024 started at 13.00% and closed at 9.50%, for 2023 it started at 12.00% and closed at 13.00% and for 2022 it started at 3.00% and closed at 12.00%. This has an impact on the rates of deposits and financial obligations.
(2) In 2024, the decrease occurs mainly due to maturities of debt securities in legal currency.

Net interest income is defined as interest on loan portfolio and financial leasing operations, interest on debt instruments measured by the effective interest method and interest expense amounts to COP 18,555,575 COP 19,601,869 and COP 16,929,815 for the years ended on December 31, 2024, 2023 and 2022, respectively.
25.3.       Fees and commissions
The Bank has elected to present the income from contracts with customers as an element in a line named “Fees and commissions income” in the consolidated statement of income separated from the other income sources.

The information contained in this section about the fees and commission’s income presents information on the nature, amount, timing and uncertainty of the income from ordinary activities which arise from a contract with a customer under the regulatory framework of IFRS 15 Revenue from Ordinary activities from Contracts with Customers.
In the following table, the description of the main activities through which the Bank generates revenue from contracts with customers is presented:

Fees and Commissions	Description
Banking services
Banking Services are related to commissions from the use of digital physical channels or once the customer makes a transaction. The performance obligation is fulfilled once the payment is delivered to its beneficiary and the proof of receipt of the payment is sent, in that moment, the collection of the commission charged to the customer is generated, which is a fixed amount. The commitment is satisfied during the entire validity of the contract with the customer. The Bank acts as principal.

Credit and debit card fees
In debit card product contracts, it is identified that the price assigned to the services promised by the Bank to the customers is fixed. Given that no financing component exists, it is established on the basis of the national and international interbank rate. Additionally, the product charges to the customers commissions for handling fees, at a determined time and with a fixed rate.
For Credit Cards, the commissions are the handling fees and depend on the card franchise. The commitment is satisfied in so far that the customer has capacity available on the card.
Other revenue received by the (issuer) credit card product, is advance commission; this revenue is the charge generated each time the customer makes a national or international advance, at owned or non-owned ATMs, or through a physical branch. The exchange bank fee is a revenue for the Issuing Bank of the credit card for the services provided to the business for the transaction effected at the point of sale. The commission is accrued and collected immediately at the establishment and has a fixed amount.
In the credit cards product there is a customer loyalty program, in which points are awarded for each transaction made by the customer in a retail establishment. The program is administrated by a third party who assumes the inventory and claims risks, for which it acts as agent. The Bank, recognized it as a lower value of the revenue from the exchange bank fee.
The rights and obligations of each party in respect of the goods and services for transfer are clearly identified, the payment terms are explicit, and it is probable, that is, it takes into consideration the capacity of the customer and the intention of having to pay the consideration at termination to those entitled to change the transferred goods or services. The revenue is recognized at a point in time: the Bank satisfies the performance obligation when the “control” of the goods or services was transferred to the customers.

Deposits
Deposits are related to the services generated from the offices network of the Bank once a customer makes a transaction. The Bank generally commits to maintain active channels for the products that the customer has with the Bank, with the purpose of making payments and transfers, sending statements and making transactions in general. The commissions are deducted from the deposit account, and they are incurred at a point in time. The Bank acts as principal.

Electronic services and ATMs
Revenue received from electronic services and ATMs arises through the provision of services so that the customers may make required transactions, and which are enabled by the Bank. These include online and real-time payments by the customers of the Bank holding a checking or savings accounts, with a debit or credit card for the products and services that the customer offers. Each transaction has a single price, for a single service. The provision of collection services or other different services provided by the Bank, through electronic equipment, generates consideration chargeable to the customer established contractually by the Bank as a fee. The Bank acts as principal and the revenue is recognized at a point in time.

Brokerage
Brokerage is a group of services for the negotiation and administration of operations for purchasing fixed revenue securities, equities and operations with derivatives in its own name, but on the account of others. The performance obligations are fulfilled at a point in time when the commission agent in making its best effort can execute the business entrusted by the customer in the best conditions. The performance obligations are considered satisfied once the service stipulated in the contract is fulfilled, as consideration fixed, or variable payments are agreed, depending on the service. The Bank acts generally as principle and in some special cases as agent.

Remittance
Revenue for remittance is received as consideration for the commitment established by the Bank to pay remittances sent by the remitting companies to the beneficiaries of the same. The commitment is satisfied at a point in time to the extent that the remittance is paid to the beneficiary.
The price is fixed, but may vary in accordance to the transferred amount, due to the operation being dependent on the volume of operations generated and the transaction type. There is no component of financing, nor the right to receive consideration dependent on the occurrence or not of a future event.

Acceptances, Guarantees and Standby Letters of Credit
Banking Service from acceptances, guarantees and standby letters of credit which are not part of the portfolio of the Bank. There exist different performance obligations; the satisfaction of performance obligations occurs when the service is given to the customer. The consideration in these types of contracts may include fixed amounts, variable amounts, or both, and the Bank acts as principal. The revenue is recognized at a point in time.

Trust
Revenue related to Trust are received from the administration of the customer resources in the business of investment trusts, property trusts, management trusts, guarantee trusts, for the resources of the general social security system, Collective portfolios and Private Equity Funds (PEF). The commitments are established in contracts independently and in an explicit manner, and the services provided by the Bank are not inter-related between the contracts. The performance obligation corresponds to performing the best management in terms of the services to be provided in relation to trust characteristics, thus fixed and variable prices are established depending on the complexity of the business, similarly, revenues are recognized throughout or at a determined time. In all the established businesses it acts as principal.

Placement of Securities
Valores Bancolombia makes available its commercial strength for the deposit, reinvestment of resources through financial instruments to the issuing company. It receives a payment for deposits made. The commitment of the contract is satisfied to the extent that the resources requested by the issuer are obtained through the distribution desks of Valores Bancolombia. The collection is made monthly. It is established that Valores Bancolombia may undertake collection of these commissions at the end of the month through a collection account charged to the issuer, acting as principal.

Bancassurance
The bank receives a commission for collecting insurance premiums at a given time and for allowing the use of its network to sell insurance from different insurance companies over time. The Bank in these bancassurance contracts acts as agent (intermediary between the customer and the insurance company), since it is the insurance company which assumes the risks, and which handles the complaints and claims of the customers inherent in each insurance. Therefore, the insurance company acts as principal before the customer. The prices agreed in bancassurance are defined as a percentage on the value of the policy premiums. The payment shall be tied to the premiums collected, sold or taken for the case of employees’ insurance. The aforementioned then means that the price is variable, since, the revenue will depend on the quantity of policies or calculations made by the insurance companies.

Collections
The Bank acting as principal, commits to collect outstanding invoices receivable by the collecting customers through the different channels offered by the bank, send the information of the collections made and credit the money to the savings or checking account defined by the collecting customer. The commitment is satisfied at a point in time to the extent that the money is collected by the different channels, the information of the said collections is delivered appropriately, and the resources are credited in real-time to the account agreed with the customer. For the service, the Bank receives a fixed payment, which is received for each transaction once the contract is in effect.

Services
These are the maintenance services performed on the fleet owned by the customers, these services are performed on demand, and the value of the service cost is invoiced plus an intermediation margin. The collection is made by the amount of expense invoiced by the provider plus an intermediation percentage, which ranges between 5% and 10% depending on the customer.
The contract is written, is based on a framework contract which is held between the customers which contains the general terms of negotiation and the payment terms are generally 30 days after generating the invoice. The revenue is recognized when the service is provided. There is no financing nor sanctions for early cancellations. To view the details of the balance, refer to line ‘Logistics services’ in Note 25.4 Other operational Income.

Gains on sale of assets
These are the revenue from the sale of assets, where the sale value is higher than the book value recorded in the accounts, the difference representing the gains. The recognition of the revenue is at a point in time once the sale is realized. The Bank acts as principal in this type of transaction and the transaction price is determined by the market value of the asset being sold.
To view the details of the balance, refer to line ‘Gain on sale of assets’ in Note 25.4 Other operational Income.

Investment Banking
Investment Banking offers to customer’s financial advisory services in the structuring of businesses in accordance with the needs of each one of them. The advisory services consist in realizing a financial structuring of a credit or bond in which the Investment Bank offers the elements so that the company decides the best option for structuring the instrument. In the financial advisory contract, a best efforts clause is included.
The promises given to the customers are established in the contracts independently and explicitly. The services provided by the Investment Bank are not interrelated between the contracts, correspond to the independent advice agreed and do not include additional services in the commission agreed with the customer. The advisory services offered in each one of the contracts are identifiable separately from the other performance commitments that the Investment Bank may have with the customers. The Investment Bank does not have a standard contract for the provision of advisory services, given than each contract is tailored to the customer’s needs.
The transaction price is defined at the start of the contract and is assigned to each service provided independently. The price contains a fixed and a variable portion which is provided in the contracts. The variation depends on the placement amount for the case of a financial structuring contract and coordination of the issuance and conditions of the same. In these operations Banca de Inversion Bancolombia provides advice to the customers and the price shall depend at times on the success and amount of the operation. In the contracts subject to evaluation there are no incremental costs associated with the satisfaction of the commitments of the Bank with the customers provided for.
In the contracts signed with the customers, a penalty clause is established in case of a customer withdrawing from continuing with the provision of the services established in the commercial offer. The penalty shall be recognized in the financial statements once the Investment Bank is notified on the withdrawal under the concept of charges for early termination of the contract.

The Bank presents the information on revenue from contracts with customers in accordance with its operating segments defined earlier in Note 3. Operating Segments for each of the principal services offered.
The following table shows the balances categorized by nature and by segment of revenue from ordinary activities from contracts with customers, for further information about composition of Bank’ segments see Note 3. Operating segments:

As of December 31, 2024

	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	International Banking	All Other Segments	Total
Revenue from contracts with customers	In millions of COP
Fees and Commissions income
Credit and debit card fees and commercial establishments	2,657,690	282,611	257,697	85,841	-	-	-	1,934	-	3,285,773
Banking services	694,554	131,958	166,713	65,432	-	-	-	43,540	34,580	1,136,777
Payment and collections	1,024,053	15,735	-	-	-	-	-	-	-	1,039,788
Bancassurance	958,311	67,197	47	-	6	-	3	-	-	1,025,564
Fiduciary Activities and Securities	-	18,962	6,515	904	448,848	-	95,972	50	-	571,251
Acceptances, Guarantees and Standby Letters of Credit	73,302	27,365	5,789	1,880	-	-	-	679	-	109,015
Investment banking	-	1,670	2,097	-	-	69,266	8,854	-	-	81,887
Brokerage	-	16,473	-	-	-	-	20,648	-	-	37,121
Others	252,445	359	76,876	57,721	-	-	6,715	5,698	1,848	401,662
Total revenue of contracts with customers	5,660,355	562,330	515,734	211,778	448,854	69,266	132,192	51,901	36,428	7,688,838
As of December 31, 2023

	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	International Banking	All Other Segments	Total
Revenue from contracts with customers	In millions of COP
Fees and Commissions income
Credit and debit card fees and commercial establishments	2,467,174	272,380	233,049	95,833	-	-	-	1,992	-	3,070,428
Banking services	593,729	110,271	157,386	68,857	-	-	-	37,746	23,574	991,563
Payment and collections	950,167	15,236	-	-	-	-	-	-	-	965,403
Bancassurance	924,280	72,705	77	-	104	29	126	-	-	997,321
Fiduciary Activities and Securities	-	20,233	6,399	851	361,632	-	74,377	54	-	463,546
Acceptances, Guarantees and Standby Letters of Credit	72,335	25,159	5,211	3,173	-	-	-	1,803	-	107,681
Investment banking	-	980	1,225	-	-	55,888	10,728	-	-	68,821
Brokerage	-	15,568	-	-	-	-	11,140	-	-	26,708
Others	244,414	398	76,221	54,486	229	-	7,614	5,633	412	389,407
Total revenue of contracts with customers	5,252,099	532,930	479,568	223,200	361,965	55,917	103,985	47,228	23,986	7,080,878
As of December 31, 2022

	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Trust	Investment Banking	Brokerage	International Banking	All Other Segments	Total
Revenue from contracts with customers	In millions of COP
Fees and Commissions income
Credit and debit card fees and commercial establishments	2,248,727	232,637	216,977	79,551	-	-	-	1,868	-	2,779,760
Banking services	481,103	91,938	142,047	78,264	-	-	-	31,277	12,732	837,361
Payment and collections	851,983	13,975	-	-	-	-	-	-	-	865,958
Bancassurance	814,653	57,858	97	-	29	8	32	-	-	872,677
Fiduciary Activities and Securities	-	18,975	6,522	803	318,840	-	78,509	53	-	423,702
Acceptances, Guarantees and Standby Letters of Credit	58,293	18,382	10,081	3,774	-	-	-	828	-	91,358
Investment banking	-	550	1,482	-	-	86,224	15,667	-	-	103,923
Brokerage	-	11,888	-	-	-	-	15,960	-	-	27,848
Others	229,804	380	66,971	56,162	-	-	1,198	7,995	5,429	367,939
Total revenue of contracts with customers	4,684,563	446,583	444,177	218,554	318,869	86,232	111,366	42,021	18,161	6,370,526
For the determination of the transaction price, the Bank assigns to each one of the services the amount which represents the value expected to be received as consideration for each independent commitment, which is based on the relative price of independent sale. The price that the Bank determines for each performance obligation is done by defining the cost of each service, related tax and associated risks to the operation and inherent to the transaction plus the margin expected to be received in each one of the services, taking as references the market prices and conditions, as well as the segmentation of the customer.
In the transactions evaluated in the contracts, changes in the price of the transaction are not identified.
Contract assets with customers
The Bank receives payments from customers based on the provision of the service, in accordance to that established in the contracts. When the Bank incurs costs for providing the service prior to the invoicing, and if these are directly related with a contract, they improve the resources of the entity and are expected to recuperate, these costs correspond to a contract asset. Currently, the Group does not have assets related to contracts with customers.
As a practical expedient, the Bank recognizes the incremental costs of obtaining a contract as an expense when the amortization period of the asset is one year or less.
Contract liabilities with customers
The contract liabilities constitute the obligation of the Bank to transfer the services to a customer, for which the Group has received a payment on the part of the final customer or if the amount is due before the execution of the contract. They also include deferred income related to services that shall be delivered or provided in the future, which will be invoiced to the customer in advance, but which are still not due.
The following table shows the detail of accounts receivable, and contract liabilities balances as at December 31, 2024, 2023 and 2022:

	2024	2023	2022
In millions of COP
Accounts receivable from contracts with customers(1)	257,262	259,516	192,029
Liabilities from contracts with customers(2)(3)(4)	68,040	60,128	56,856
(1) Allowances for receivables from customers are COP 23,639, COP 21,591 and COP 15,330 for the year 2024, 2023 and 2022, respectively.
(2) Contract liabilities are mainly related to commissions received from customers when the Bank issues financial guarantees. They are recognized as income during the term of the contract, according to the form and frequency of payment of the commissions. The weighted-average expected period for income recognition as of December 31, 2024 was 1.5 years, as of December 31, 2023, 1.3 years and as of December 31, 2022 was 1.6 years.
(3) During the years 2024, 2023 and 2022, income was recognized for COP 53,906, COP 55,179 and 45,656 respectively from the liability of contracts with clients at the beginning of the period.
(4) See Note 20. Other liabilities.
The contract liabilities increased COP 7,912 in 2024 and COP 3,272 in 2023. The changes in contract liabilities are due to performance circumscribed in the contract.
Fees and Commissions Expenses

Fees and Commissions Expenses	2024	2023	2022
In millions of COP
Banking services	1,704,221	1,483,785	1,242,590
Sales, collections and other services	894,836	855,480	712,266
Correspondent banking	623,193	507,586	409,455
Payments and collections	46,792	41,820	34,720
Others	242,732	208,609	191,135
Total expenses for commissions	3,511,774	3,097,280	2,590,166
25.4.       Other operating income
The following table sets forth the detail of other operating income net for the years ended December 31, 2024, 2023 and 2022:

Other operating income	2024	2023	2022
In millions of COP
Leases and related services(1)	1,827,163	1,771,016	1,362,677
Net foreign exchange and Derivatives Foreign exchange contracts(2)	437,884	1,215,064	(373,045)
Investment property valuation(3)	200,256	197,526	236,617
Gains on sale of assets(4)	103,481	170,910	171,482
Insurance(5)	85,993	86,330	92,294
Other reversals	75,928	67,617	64,467
Logistics services(6)	47,880	136,118	165,738
Penalties for failure to contracts	7,952	13,855	6,833
Others	255,448	321,214	326,372
Total Other operating income	3,041,985	3,979,650	2,053,435
(1) Corresponds to operating leases for COP 795,179, COP 833,244 and COP 649,693, other related leasing services for COP 671,251, COP 660,442 and COP 541,436 (see Note 11.1 lessor), property leases for COP 325,286, COP 228,325 and COP 157,511 (see Note 9. Investment properties) and other assets leases for COP 35,447, COP 49,005, COP 14,037 for the years ended December 31, 2024, 2023 and 2022 respectively.
(2) Corresponds to the management of assets and liabilities in foreign currencies and the volatility of the U.S. dollar.
(3) In 2024, the increase occurs due to the indexation of properties to the UVR and due to updating the appraisals of investment properties.
(4) Corresponds mainly to lower gains on assets held for sale, mostly vehicles and assets returned from leasing contracts.
(5)Corresponds to income from insurance operations of Seguros Agromercantil S.A., subsidiary domiciled in Guatemala.
(6) The decrease is mainly due to the total closure of operations of the subsidiary Transportempo. For further information see note 1. Reporting entity.

25.5. Dividends and net income on equity investments
The following table sets forth the dividends and net income on equity investments for the years ended December 31, 2024, 2023 and 2022:

Dividends and net income on equity investments	2024	2023	2022
	In millions of COP
Equity method(1)	222,572	113,115	219,105
Dividends(2)	140,634	127,427	59,072
Equity investments and other financial instruments(3)	42,194	22,944	(672)
(Losses) Gains on sale of investments in associates(4)	-	-	(34,451)
Impairment of investments in associates and joint ventures(5)	(314,347)	(108,175)	(9,633)
Others(6)	13,520	54,874	2,433
Total dividends received, and share of profits of equity method investees	104,573	210,185	235,854
(1)As of December 31, 2024, 2023 and 2022, corresponds to income from equity method of investments in associates for COP 311,193, COP 230,704 and COP 265,885 (includes valuation of investments in associates at fair value), respectively, and joint ventures for COP (88,621), COP (117,589) and (46,780), respectively. For further information, see Note 8. Investments in associates and joint ventures.
(2)As of December 31, 2024, 2023 and 2022, includes dividends received from equity investments at fair value through profit or loss for COP 1,461, COP 768 and COP 6,209 and investments written off for COP 2, COP 341 and COP 116, respectively; dividends from equity investments at fair value through OCI for COP 17,194, COP 18,464 and COP 16,842, respectively and investments written off for COP 3,231 in 2023. Dividends received of the associate at fair value P.A. Viva Malls are COP 121,977, COP 104,623 and COP 35,905, respectively. For further information, see Note 8. Investments in associates and joint ventures.
(3)For 2024, the variation is in Bancolombia S.A. for COP 34,438 mainly in FCP Pactia Inmobiliario, Inversiones CFNS S.A.S. for COP (9,237) and Banagrícola S.A. for COP (8,227). For 2023, the increase is explained by the effect of the exchange of shares from Bolsa de Valores de Colombia for shares of the Holding Bursátil Regional in Chile. The Holding Bursátil Regional was constituted as of the integration of Colombia, Perú and Chile Stock Exchanges in November 2023.
(4)In December 2022, was registered the spin-off of Protección S.A. and the creation of the company Asulado Seguros de Vida S.A., of which the Bank sold its participation to SURA Asset Management S.A., to comply with the authorized investment regime, and a loss of COP (41,434) was recognized, during the same year as a result of the sale in 2019 of the investments in the associates Avefarma S.A.S, Glassfarma Tech S.A.S. and Panamerican Pharmaceutical Holding Inc., COP 6,983 was received as contingent payment.
(5)As of December 31, 2024, 2023 and 2022, impairment of investments in associates and joint ventures recognized in the Investment Banking segment is COP 156,205, COP 106,574 and COP (5,032) and in other segments is COP 2,091, COP 1,601 and COP 14,665, respectively. For 2024, in Banking Colombia segment is recognized a impairment for COP 156,051. For further information, see Note 8. Investments in associates and joint ventures.
(6)For the three periods, corresponds to gains recognized from a bargain purchase of P.A. Sodimac for COP 13,520 in 2024, of P.A. Calle 84 (2) and P.A. Calle 84 (3) for COP 31,117 and P.A. Nomad Central for COP 23,757 in 2023 and of P.A. FAI Calle 77 (for further information, see Note 9.3. Business combination) in 2022.

NOTE 26. OPERATING EXPENSES
26.1.       Salaries and employee benefit
The detail for salaries and employee benefits for the years ended December 31, 2024, 2023 and 2022 is as follows:

Salaries and employee benefit	2024	2023	2022
In millions of COP
Salaries(1)	2,452,902	2,286,471	1,897,710
Bonuses(2)	873,739	940,292	823,517
Private premium	628,882	651,048	423,261
Social security contributions	599,171	546,434	447,017
Indemnization payment	229,909	179,916	189,643
Other benefits(3)	843,459	746,073	636,508
Total salaries and employee benefit	5,628,062	5,350,234	4,417,656
(1)This is mainly explained by salary increases.
(2)Corresponds mainly to bonuses for employees in accordance with the variable compensation model of the Bank.
(3)Includes vacations, severance and interest on severance, pension and employee benefits (policy benefits, training and recreation).

26.2.       Other administrative and general expenses
The detail for administrative and general expenses for the years ended December 31, 2024, 2023 and 2022 is as follows:

Other administrative and general expenses	2024	2023	2022
In millions of COP
Maintenance and repairs(1)	1,012,853	900,251	757,861
Fees	937,643	943,781	864,520
Insurance	734,358	738,786	640,753
Data processing(2)	560,016	473,059	362,621
Frauds and claims(3)	419,920	346,899	258,834
Transport	257,703	233,856	232,471
Advertising	179,122	175,690	185,122
Cleaning and security services	136,242	129,460	117,966
Public services	135,328	125,433	119,949
Contributions and affiliations	115,939	109,038	116,118
Useful and stationery(4)	97,871	57,061	55,045
Communications	76,268	74,685	72,501
Properties improvements and installation	68,335	66,438	70,845
Disputes, fines and sanctions(5)	46,093	43,499	63,519
Real estate management	38,396	33,637	30,216
Travel expenses	32,031	31,813	25,600
Publications and subscriptions	23,412	22,574	20,644
Storage services	17,845	16,321	15,013
Short-term and low-value leases	17,333	11,577	19,926
Legal expenses	12,676	14,136	10,573
Joint operations activities	9,471	8,892	8,357
Others	516,357	477,058	511,446
Total other administrative and general expenses	5,445,212	5,033,944	4,559,900
Taxes other than income tax	1,442,511	1,433,148	929,512
(1)The increase is mainly in computer equipment maintenance.
(2)The increase is mainly generated in license maintenance.
(3)The increase is generated mainly in virtual transactions and card frauds.
(4)The increase is mainly due to the issuance, personalization and packaging of debit and credit cards.
(5)The amount for the year 2022 includes the following events: Banagrícola and subsidiaries by USD 4,000 due to out-of-court closing of contingency and in Banistmo and subsidiaries by USD 2,500 due to judgment against.

26.3.       Impairment, depreciation and amortization
The detail for Impairment, depreciation and amortization for the years ended December 31, 2024, 2023 and 2022 is as follows:

Impairment, depreciation and amortization	2024	2023	2022
In millions of COP
Depreciation of premises and equipment(1)	633,755	636,376	560,596
Depreciation of right-of-use assets(2)	207,560	229,665	212,861
Amortization of intangible assets(3)	170,140	212,317	175,991
Impairment of other assets, net(4)(5)	106,426	46,501	31,127
Total impairment, depreciation and amortization	1,117,881	1,124,859	980,575

(1)See Note 10 Premises and equipment, net.
(2)See Note 11.2 Lessee.
(3)See Note 12 Goodwill and intangibles assets, net.
(4)Includes value for impairment of property and equipment for COP 842 in 2024, COP 4,480 in 2023 and COP 3,536 in 2022.
(5)The detail of the impairment of other assets net by operating segments for the years ended December 31, 2024, 2023 and 2022 is presented in the table below:

Impairment (recovery) of other assets, net	2024	2023	2022
In millions of COP
Banking Colombia(1)	51,626	45,122	24,187
Banking Panama(1)	28,475	5,290	12,599
Banking Guatemala	13,703	8,929	12,101
International Banking	5,999	1,730	314
All other segments	5,826	4,713	1,803
Banking El Salvador(2)	732	(19,283)	(19,877)
Brokerage	65	-	-
Total	106,426	46,501	31,127
(1)The variation in 2024 with respect to 2023 and 2022 is mainly for the impairment of assets received in lieu of payment by restatement to
Net realizable value (NRV).
(2) The variation corresponds mainly to the Net realizable value (NRV)
and higher sales generated in 2023.

During 2024, 2023 and 2022, no significant cybersecurity breaches materialized, according to the data security policies established by Management that would warrant disclosure in the Consolidated Financial Statements.
NOTE 27. EARNING PER SHARE (‘EPS’)
Basic EPS is calculated by reducing the income from continuing operations by the amount of dividends declared in the current period for each class of stock and by the contractual amount of dividends that must be paid for the current period, considering the allocation of remaining earnings to common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. EPS is determined by dividing the total earnings allocated to each security by the weighted average number of common shares outstanding.
Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The Bank had no dilutive potential common shares as of December 31, 2024, 2023 and 2022.

The following table summarizes information related to the computation of basic EPS for the years ended December 31, 2024, 2023 and 2022 (in millions of pesos, except per share data):

	2024	2023	2022
Income from continuing operations before attribution of non-controlling interests	6,365,581	6,214,971	6,996,365
Less: Non-controlling interests from continuing operations	97,837	98,035	212,875
Net income from controlling interest	6,267,744	6,116,936	6,783,490
Less: Preferred dividends declared	1,541,003	1,541,003	1,352,921
Less: Allocation of undistributed earnings to preferred stockholders	1,374,673	1,303,784	1,805,191
Net income allocated to common shareholders for basic and diluted EPS	3,352,068	3,272,149	3,625,378
Weighted average number of common shares outstanding used in basic EPS calculation (In millions)	510	510	510
Basic and diluted earnings per share to common shareholders	6,576	6,420	7,113
Basic and diluted earnings per share from continuing operations	6,576	6,420	7,113

NOTE 28. RELATED PARTY TRANSACTIONS
IAS 24 Related Party Disclosures requires that an entity discloses:
(a)Transactions with its related parties; and
(b)Relationships between a parent and its subsidiaries irrespective of whether there have been transactions between them.
Under IAS 24, an entity must disclose information about related party relationships, transactions and outstanding balances, including commitments, recognized in the consolidated and separate financial statements of a parent or investors with joint control or significant influence over, an investee presented in accordance with IFRS 10 Consolidated Financial Statements.
Under this standard parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. This definition applies to the Bank in the cases below:
•Stockholders with ownership interest equal or higher than 20% of the Bank’s capital:
–Grupo de Inversiones Suramericana S.A.
–Fondo Bancolombia ADR Program.
•Members of Board of Directors and Senior Management, understood as the President and corporate Vice-presidents, as well as their close relatives (spouse and children) and the companies in which they have a participation of 10% or more of the Bank's capital.
•Associates and joint ventures for which Bancolombia S.A. or any of the subsidiaries of Bancolombia Group provide commercial banking services and deposits. For these purposes, all companies in which Bancolombia Group has joint control or significant influence have been included. For more information see note 8. Investments in associates and joint control.
Bancolombia S.A. or some of the subsidiaries of the Bancolombia Group provide banking and financial services to its related parties in order to satisfy their liquidity needs, and except for the intercompany merger agreement described below, these transactions are conducted on similar terms to third-party transactions and are not individually material. In the case of treasury operations, Bancolombia operates between its own position and its related parties through transactional channels or systems established for this purpose and under the conditions established by current regulations.

Between the Parent Company and its related parties, during the periods ending at December 31, 2024, 2023 and 2022, there were no:
–Loans that for its contractual terms do not represent a lending transaction.
–Loans with interest rates different to those that are ordinarily paid or charged to third parties in similar conditions of term, risk, etc.
–Operations whose characteristics differ from those carried out with third parties
–Guarantees, pledges or commitments given or received in respect of the aforementioned transactions.

As of December 31, 2024

	Stockholders with an interest equal or higher than 20% of the Bank's capital(1)	Directors and senior management	Associates and joint ventures
In millions of COP
Assets
Financial assets investments	1,232	-	49,643
Derivative financial instruments	1,283	729	53
Loans and advances to customers	2,562,324	23,973	294,674
Allowance for loans, advances and lease losses	(2,759)	(19)	(2,453)
Investment in associates and joint ventures	-	-	2,928,984
Other assets	17,685	16	332,811
Total assets	2,579,765	24,699	3,603,712

Liabilities
Deposits by customers	1,522,278	16,807	242,996
Derivative financial instruments	53,051	183	10,116
Other liabilities	20,044	91	73,838
Total liabilities	1,595,373	17,081	326,950

Income
Interest on loans and financial leases	268,820	1,834	27,177
Valuation on financial instruments	145	-	9,504
Fees and commissions income	750,416	159	18,004
Dividends and net income on equity investments	75	-	30,202
Derivatives Foreign exchange contracts	(68,910)	1,442	(6,797)
Other operating income	43,476	70	47,629
Net income	994,022	3,505	125,719

Expenses
Interest expenses	136,562	876	9,066
Credit impairment (recovery) charges, net	1,566	(29)	2,742
Fees and commissions expenses	477	-	186,384
Employee benefits(2)	105,604	131	-
Other administrative and general expenses	130,571	2,711	77,086
Total expenses	374,780	3,689	275,278
(1)Includes Grupo Sura conglomerate.
(2)In case of stockholders with an interest equal or higher than 20% of the Bank’s capital, includes the benefit provided to employees for insurance policies and for directors and senior management corresponds to the benefit of special credit rates for employees.

As of December 31, 2023

	Stockholders with an interest equal or higher than 20% of the Bank's capital(1)	Directors and senior management	Associates and joint ventures
In millions of COP
Assets
Financial assets investments	6,050	-	54,001
Derivative financial instruments	48,747	-	7,297
Loans and advances to customers	1,850,407	22,437	271,676
Allowance for loans, advances and lease losses	(1,455)	(50)	(760)
Investment in associates and joint ventures	-	-	2,997,603
Other assets	17,951	18	271,263
Total assets	1,921,700	22,405	3,601,080

Liabilities
Deposits by customers	1,434,117	16,312	141,853
Derivative financial instruments	14	209	1,068
Other liabilities	23,070	59	70,387
Total liabilities	1,457,201	16,580	213,308

Income
Interest on loans and financial leases	157,451	1,783	27,925
Valuation on financial instruments	97	-	11,998
Fees and commissions income	744,000	98	14,647
Dividends and net income on equity investments(2)	213	-	109,563
Derivatives Foreign exchange contracts	63,060	(218)	27,174
Other operating income	48,531	9	9,806
Net income	1,013,352	1,672	201,113

Expenses
Interest expenses	181,085	1,038	8,261
Credit impairment (recovery) charges, net	(8,307)	4	(1,193)
Fees and commissions expenses	590	-	152,563
Employee benefits(3)	89,199	93	-
Other administrative and general expenses	159,184	2,492	23,644
Total expenses	421,751	3,627	183,275
(1)Includes Grupo Sura conglomerate.
(2)Includes impairment of associates and joint ventures mainly in Tuya S.A.
(3)In case of stockholders with an interest equal or higher than 20% of the Bank’s capital, includes the benefit provided to employees for insurance policies and for directors and senior management corresponds to the benefit of special credit rates for employees.

As of December 31, 2022

	Stockholders with an interest equal or higher than 20% of the Bank’s capital(1)	Directors and senior management	Associates and joint ventures
In millions of COP
Assets
Financial assets investments	5,711	-	51,991
Derivative financial instruments	191	5	8
Loans and advances to customers	947,150	28,935	342,896
Allowance for loans, advances and lease losses	(9,746)	(49)	(3,470)
Investment in associates and joint ventures	-	-	2,915,633
Other assets(2)	17,520	41	209,350
Total assets	960,826	28,932	3,516,408

Liabilities
Deposits by customers	1,364,663	14,433	161,708
Derivative financial instruments	23	-	27,571
Other liabilities(2)	26,803	56	54,017
Total liabilities	1,391,489	14,489	243,296

Income
Interest on loans and financial leases	74,896	1,249	21,715
Valuation on financial instruments	-	-	994
Fees and commissions income	929,721	100	20,574
Dividends and net income on equity investments	30	-	224,602
Derivatives Foreign exchange contracts	(10,158)	984	(30,484)
Other operating income	50,816	28	99,855
Net income	1,045,305	2,361	337,256

Expenses
Interest expenses	112,403	301	8,483
Credit impairment (recovery) charges, net	10,171	50	(550)
Fees and commissions expenses	19	-	180,951
Employee benefits(3)	76,455	117	-
Other administrative and general expenses	161,367	2,056	30,792
Total expenses	360,415	2,524	219,676
(1)Includes Grupo Sura conglomerate.
(2)The values disclosed for Other assets and Other liabilities corresponding to Stockholders with an interest equal or higher than 20% as of December 31, 2022 were restated from COP 54,842 to COP 17,520 and from COP 163,385 to 26,803, respectively; this restatement has no effect on the Financial Statements and their notes, and it was also concluded that the revised figures were adjusted and disclosed on a comparative basis.
(3)In case of stockholders with an interest equal or higher than 20% of the Bank’s capital, includes the benefit provided to employees for insurance policies and for directors and senior management corresponds to the benefit of special credit rates
During the years ending December 31, 2024, 2023 and 2022, the Bank paid fees to the directors of COP 2,474, COP 2,306 and COP 1,937, respectively, as compensation for attending meetings of the Board and its Committees.

The payments to senior management in the same periods were COP 20,327, COP 18,387 and COP 15,776 for short-term retributions and COP 643, COP 312 and COP 552 for long-term retributions. In addition, there were payments for post-employment benefits of COP 980 in 2024, COP 827 in 2023 and 642 in 2022.
The Parent Company, which is also the ultimate parent company, is Bancolombia S.A. Transactions between companies included in consolidation, described in the significant accounting policies, see Note 2.C.1 Subsidiaries, meet the definition of related party transactions and were eliminated from the consolidated financial statements.
NOTE 29. LIABILITIES FROM FINANCING ACTIVITIES
The following table presents the reconciliation of the balances of liabilities from financing activities as of December 31, 2024 and 2023:

	Balance as of January 1, 2024	Cash flows	Non-cash changes			Balance as of December 31, 2024
			Foreign currency translation adjustment	Interests accrued	Other movements
	In millions of COP
Liabilities from financing activities
Repurchase agreements and other similar secured borrowing	470,295	550,584	39,593	-	-	1,060,472
Borrowings from other financial institutions(1)	15,648,606	(2,506,604)	1,196,756	1,349,913	861	15,689,532
Debt instruments in issue(1)	14,663,576	(6,226,196)	1,635,724	1,202,112	-	11,275,216
Preferred shares(2)	584,204	(57,701)	-	57,701	-	584,204
Total liabilities from financing activities	31,366,681	(8,239,917)	2,872,073	2,609,726	861	28,609,424
(1)The cash flows disclosed in this table related with Borrowings from other financial institutions and Debt securities in issue include the interests paid during the year amounting to COP 1,426,452 and COP 1,104,487, respectively, which are classified as cash flows from operating activities in the Consolidated Statement of Cash Flow.
(2)The cash flow amounting to COP 57,701 corresponds to the fixed minimum dividend paid to the preferred shares' holders and is included in the line "dividends paid" of the Consolidated Statement of Cash Flow, which includes the dividends paid during the year to both preferred and common shares holders.

	Balance as of January 1, 2023	Cash flows	Non-cash changes			Balance as of December 31, 2023
			Foreign currency translation adjustment	Interests accrued	Other movements
	In millions of COP
Liabilities from financing activities
Repurchase agreements and other similar secured borrowing	189,052	304,846	(23,603)	-	-	470,295
Borrowings from other financial institutions(1)	19,692,638	(1,674,476)	(4,029,947)	1,658,996	1,395	15,648,606
Debt instruments in issue(1)	19,575,988	(3,494,834)	(2,844,193)	1,426,615	-	14,663,576
Preferred shares(2)	584,204	(57,701)	-	57,701	-	584,204
Total liabilities from financing activities	40,041,882	(4,922,165)	(6,897,743)	3,143,312	1,395	31,366,681

(1)The cash flows disclosed in this table related with Borrowings from other financial institutions and Debt securities in issue include the interests paid during the year amounting to COP 1,607,927 and COP 1,347,889, respectively, which are classified as cash flows from operating activities in the Consolidated Statement of Cash Flow.
(2)The cash flow amounting to COP 57,701 corresponds to the fixed minimum dividend paid to the preferred shares' holders and is included in the line "dividends paid" of the Consolidated Statement of Cash Flow, which includes the dividends paid during the year to both preferred and common shares holders.
NOTE 30. FAIR VALUE OF ASSETS AND LIABILITIES
The following table presents the carrying amount and the fair value of the assets and liabilities as of December 31, 2024 and 2023:

	Note	December 31, 2024		December 31, 2023
		Carrying amount	Fair Value	Carrying amount	Fair Value
In millions of COP
Assets
Debt instruments at fair value through profit or loss	5.1	23,035,281	23,035,281	12,096,407	12,096,407
Debt instruments at fair value through OCI	5.1	5,084,416	5,084,416	6,148,177	6,148,177
Debt instruments at amortized cost	5.1	8,404,878	8,403,740	6,848,082	6,840,867
Derivative financial instruments	5.2	2,938,142	2,938,142	6,252,270	6,252,270
Equity securities at fair value	5.1	1,011,310	1,011,310	543,210	543,210
Other financial instruments	5.1	34,385	34,385	38,319	38,319
Loans and advances to customers at amortized cost, net	6	263,274,170	269,345,583	237,728,544	238,771,724
Investment properties	9	5,580,109	5,580,109	4,709,911	4,709,911
Investments in associates(1)	8	1,830,884	1,830,884	1,670,782	1,670,782
Total		311,193,575	317,263,850	276,035,702	277,071,667
Liabilities
Deposits by customers	15	279,059,401	279,463,012	247,941,180	249,340,519
Interbank deposits	16	716,493	716,493	606,141	606,141
Repurchase agreements and other similar secured borrowing	16	1,060,472	1,060,472	470,295	470,295
Derivative financial instruments	5.2	2,679,643	2,679,643	6,710,364	6,710,364
Borrowings from other financial institutions	17	15,689,532	15,689,532	15,648,606	15,648,606
Preferred shares		584,204	407,174	584,204	394,550
Debt instruments in issue	18	11,275,216	11,389,498	14,663,576	14,468,650
Total		311,064,961	311,405,824	286,624,366	287,639,125
(1)It corresponds to investments in associates P.A. Viva Malls, P.A. Distrito Vera and Fideicomiso Locales Distrito Vera. For further information see Note 8. Investments in associates and joint ventures.

Fair value hierarchy
IFRS 13 establishes a fair value hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable, that reflects the significance of inputs adopted in the measurement process. In accordance with IFRS, the financial instruments are classified as follows:

Level 1: Observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets or liabilities. An active market is a market in which transactions for the asset or liability being measured take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain retained residual interests in securitizations, asset-backed securities (ABS) and highly structured or long-term derivative contracts where independent pricing information was not able to be obtained for a significant portion of the underlying assets.

Valuation process for fair value measurements

The valuation to fair value prices is performed using prices, methodologies and inputs provided by the official pricing services provider (Precia - Proveedor de Precios para Valoración S.A.) to the Bank.

All methodologies and procedures developed by the pricing services provider are supervised by the Financial Superintendence of Colombia, which has not objected to them.

Daily, the back-office Service Valuation Officer (SVO) verifies the valuation of investments, and the Credit and Financial Risk Manager area reports the results of the portfolio’s valuation.

Fair value measurement

Assets and liabilities

a. Debt instruments

The Bank assigns prices to those debt investments, using the prices provided by the official pricing services provider (Precia) and assigns the appropriate level according to the procedure described above. For securities not traded or over-the-counter such as certain bonds issued by other financial institutions, the Bank generally determines fair value utilizing internal valuation and standard techniques. These techniques include determination of expected future cash flows which are discounted using curves of the applicable currencies and the Colombian consumer price index (interest rate in this case), modified by the credit risk and liquidity risk. The interest rate is generally computed using observable market data and reference yield curves derived from quoted interest in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments.

b. Equity securities and other financial instruments

The Bank performs the market price valuation of its investments in variable income using the prices provided by the official pricing services provider (Precia) and classifies those investments according to the procedure described above (Hierarchy of fair value section). Likewise, the fair value of unlisted equity securities and other financial instruments is based on an assessment of each individual investment using methodologies that include publicly-traded comparable derived by multiplying a key performance metric (e.g., earnings before interest, taxes, depreciation and amortization) of the portfolio company by the relevant valuation multiple observed for comparable companies, acquisition comparable, and if necessary considered, are subject to appropriate discounts for lack of liquidity or marketability. Interests in investment funds, trusts and collective portfolios are valued using the investment unit value determined by the fund management company. For investment funds where the underlying assets are investment properties, the investment unit value depends on the investment properties value, determined as described below in “i. Investment property”.

c. Derivative financial instruments

The Bank holds positions in standardized derivatives, such as futures over local stocks, and over the market representative rate. These instruments are evaluated according to the information provided by Precia, which perfectly matches the information provided by the Central Counterparty Clearing House – CCP.

Additionally, the Bank holds positions in Over The Counter (OTC) derivatives, which in the absence of prices, are valued using the inputs and methodologies provided by the pricing services provider, which have the no objection of the SFC.

The key inputs depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, foreign exchange rates, the spot price of the underlying volatility, credit curves and correlation of such inputs.

d. Credit valuation adjustment

The Bank measures the effects of the credit risk of its counterparties and its own creditworthiness in determining fair value of the swap, option and forward derivatives.

Counterparty credit-risk adjustments are applied to derivatives when the Bank’s position is a derivative asset and the Bank’s credit risk is incorporated when the position is a derivative liability. The Bank attempts to mitigate credit risk to third parties which are international banks by entering into master netting agreements. The agreements allow to offset or bring net amounts that are liabilities, derivates from transactions carried out by the different agreements. Master netting agreements take different forms and may allow payments to be made under a variety of other master agreements or other negotiation agreements between the same parties; some may have a monthly basis and others only apply at the time the agreements are terminated.

When assessing the impact of credit exposure, only the net counterparty exposure is considered at risk, due to the offsetting of certain same-counterparty positions and the application of cash and other collateral.

The Bank generally calculates the asset’s credit risk adjustment for derivatives transacted with international financial institutions by incorporating indicative credit related pricing that is generally observable in the market (Credit Default Swaps, “CDS”). The credit-risk adjustment for derivatives transacted with non-public counterparties is calculated by incorporating unobservable credit data derived from internal credit qualifications to the financial institutions and corporate companies located in each geography. The Bank also considers its own creditworthiness when determining the fair value of an instrument, including OTC derivative instruments if the Bank believes market participants would take that into account when transacting the respective instrument. The approach to measuring the impact of the Bank’s credit risk on an instrument transacted with international financial institutions is done using the asset swap curve calculated for subordinated bonds issued by the Bank in foreign currency. For derivatives transacted with local financial institutions, the Bank calculates the credit risk adjustment by incorporating credit risk data provided by rating agencies and released in the financial markets.

e. Impaired loans measured at fair value

The Bank measured certain impaired loans based on the fair value of the associated collateral less costs to sell. The fair values were determined as follows using external and internal valuation techniques or third party experts, depending on the type of underlying asset.

For vehicles under leasing arrangements, the Bank uses an internal valuation model based on price curves for each type of vehicle. Such curves show the expected price of the vehicle at different points in time based on the initial price and projection of economic variables such as inflation, devaluation and customs. The prices modelled in the curves are compared every six months with market information for the same or similar vehicles and in the case of significant deviation; the curve is adjusted to reflect the market conditions.

Other vehicles are measured using matrix pricing from a third party. This matrix is used by most of the market participants and is updated monthly. The matrix is developed from values provided by several price providers for identical or similar vehicles and considers brand, characteristics of the vehicles, and manufacturing date among other variables to determine the prices.

For real estate assets, a third-party qualified appraiser is used. The methodologies vary depending on the date of the last appraisal available for the property (the appraisal is estimated based on either of three approaches: cost, sales comparison and income approach, and is required every three years). When the property has been valued in the last 12 months and the market conditions have not shown significant changes, the most recent valuation is considered the fair value of the property.

For all other cases (for example, appraisals older than 12 months) the value of the property is updated by adjusting the value in the last appraisal for weighted factors such as location, type and characteristics of the property, size, structural conditions and the expected sales prices, among others. The factors are determined based on current market information gathered from several external real estate specialists. For all other cases (for example, appraisals older than 12 months) the value of the property is updated by adjusting the value in the last appraisal for weighted factors such as location, type and characteristics of the property, size, structural conditions and the expected sales prices, among others. The factors are determined based on current market information gathered from several external real estate specialists.

f. Assets held for sale measured at fair value less cost of sale

The Bank measures certain impaired foreclosed assets and premises and equipment held for sale based on fair value less costs to sell. The fair values were determined using external and internal valuation techniques, depending on the type of underlying asset. Those assets are comprised mainly of real estate properties for which the appraisal is conducted by experts considering factors such as the location, type and characteristics of the property, size, physical conditions and expected selling costs, among others. Likewise, in some cases the fair value is estimated considering comparable prices or promises of sale and offering prices from auctions process.

g. Mortgage-backed securities (“TIPS”) and Asset-Backed securities

The Bank invests in asset-backed securities for which underlying assets are mortgages and earnings under contracts issued by financial institutions and corporations, respectively. The Bank does not have a significant exposure to sub-prime securities. The asset-backed securities are denominated in local market TIPS and are classified as fair value through profit or loss. These asset-backed securities have different maturities and are generally classified by credit ratings.

TIPS are part of the Bank portfolio and its fair value is measured with published price by the official pricing services provider. These securities are leveled by margin and are assigned level 2 or 3 based on the Precia information.

Residual TIPS have their fair value measured using the discounted flow method, taking into account the amortization tables of the Titularizadora Colombiana, the betas in COP and UVR of Precia (used to construct the curves) and the margins; when they are residual TIPS of subordinated issues, a liquidity premium is applied. These securities are assigned level 3.

h. Investments in associates measured at fair value

The Bank recognizes its investments in P.A Viva Malls, P.A Distrito Vera and Fideicomiso Locales Distrito Vera as associates at fair value. The estimated amount is provided by the fund manager as the variation of the units according to the units owned by the FCP Fondo Inmobiliario Colombia. The associate’s assets are comprised of investment properties which are measured using the following techniques: comparable prices, discounted cash flows, replacement cost and direct capitalization. For further information about techniques methodologies and inputs used by the external party see “Quantitative Information about Level 3 Fair Value Measurements”.

i. Investment property

The Bank’s investment property is valued by external experts, who use valuation techniques based on comparable prices, direct capitalization, discounted cash flows and replacement costs.

Assets and liabilities measured at fair value on a recurring basis

The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2024 and 2023:

Financial Assets
Type of instrument	December 31, 2024				December 31, 2023
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Investment securities
Debt instruments at fair value through profit or loss
Securities issued by the Colombian Government	10,625,153	1,019,028	-	11,644,181	4,363,135	362,470	-	4,725,605
Securities issued or secured by government entities	-	118,760	-	118,760	-	84,990	-	84,990
Securities issued by other financial institutions	140,703	513,040	77,821	731,564	41,003	654,446	78,729	774,178
Securities issued by foreign governments	6,191,395	4,092,055	-	10,283,450	3,621,960	2,652,440	-	6,274,400
Corporate bonds	124,812	98,255	34,259	257,326	125,010	97,940	14,284	237,234
Total debt instruments at fair value through profit or loss	17,082,063	5,841,138	112,080	23,035,281	8,151,108	3,852,286	93,013	12,096,407
Debt instruments at fair value through OCI
Securities issued by the Colombian Government	35,570	-	2,648,355	2,683,925	61,427	-	2,664,295	2,725,722
Securities issued by other financial institutions	119,479	107,614	49,744	276,837	224,049	149,257	-	373,306
Securities issued by foreign governments	368,736	1,115,810	-	1,484,546	1,675,193	762,803	-	2,437,996
Corporate bonds	60,922	747	577,439	639,108	63,475	547,678	-	611,153
Total debt instruments at fair value through OCI	584,707	1,224,171	3,275,538	5,084,416	2,024,144	1,459,738	2,664,295	6,148,177
Total debt instruments	17,666,770	7,065,309	3,387,618	28,119,697	10,175,252	5,312,024	2,757,308	18,244,584
Equity securities
Equity securities	31,086	262,351	717,873	1,011,310	89,128	69,400	384,682	543,210
Total equity securities	31,086	262,351	717,873	1,011,310	89,128	69,400	384,682	543,210
Other financial assets
Other financial assets	-	-	34,385	34,385	-	-	38,319	38,319
Total other financial assets	-	-	34,385	34,385	-	-	38,319	38,319
Derivative financial instruments
Forwards
Foreign exchange contracts	-	617,961	466,869	1,084,830	-	3,308,258	1,073,648	4,381,906
Equity contracts	-	298	51,347	51,645	-	152	2,863	3,015
Total forwards	-	618,259	518,216	1,136,475	-	3,308,410	1,076,511	4,384,921
Swaps
Foreign exchange contracts	-	1,200,777	262,479	1,463,256	-	1,066,915	237,422	1,304,337
Interest rate contracts	105,560	114,980	15,493	236,033	130,792	206,011	15,621	352,424
Total swaps	105,560	1,315,757	277,972	1,699,289	130,792	1,272,926	253,043	1,656,761
Options
Foreign exchange contracts	161	36,207	66,010	102,378	6	136,979	73,603	210,588
Total options	161	36,207	66,010	102,378	6	136,979	73,603	210,588
Total derivative financial instruments	105,721	1,970,223	862,198	2,938,142	130,798	4,718,315	1,403,157	6,252,270
Investment properties
Lands	-	-	499,833	499,833	-	-	325,394	325,394
Buildings	-	-	5,080,276	5,080,276	-	-	4,384,517	4,384,517
Total investment properties	-	-	5,580,109	5,580,109	-	-	4,709,911	4,709,911
Investment in associates at fair value
Investment in associates at fair value	-	-	1,830,884	1,830,884	-	-	1,670,782	1,670,782
Total investment in associates at fair value	-	-	1,830,884	1,830,884	-	-	1,670,782	1,670,782
Total	17,803,577	9,297,883	12,413,067	39,514,527	10,395,178	10,099,739	10,964,159	31,459,076

Financial liabilities
Type of instrument	December 31, 2024				December 31, 2023
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Derivative financial instruments
Forwards
Foreign exchange contracts	-	885,520	86,775	972,295	-	4,458,528	67,825	4,526,353
Equity contracts	-	89	1,278	1,367	-	8,629	1,852	10,481
Total forwards	-	885,609	88,053	973,662	-	4,467,157	69,677	4,536,834
Swaps
Foreign exchange contracts	-	1,264,593	67,838	1,332,431	-	1,388,113	102,973	1,491,086
Interest rate contracts	102,701	160,721	27,646	291,068	126,728	312,051	11,078	449,857
Total swaps	102,701	1,425,314	95,484	1,623,499	126,728	1,700,164	114,051	1,940,943
Options
Foreign exchange contracts	421	82,061	-	82,482	19	232,568	-	232,587
Total options	421	82,061	-	82,482	19	232,568	-	232,587
Total derivative financial instruments	103,122	2,392,984	183,537	2,679,643	126,747	6,399,889	183,728	6,710,364
Total	103,122	2,392,984	183,537	2,679,643	126,747	6,399,889	183,728	6,710,364
Fair value of assets and liabilities that are not measured at fair value in the Statement of Financial Position
The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are not measured at fair value in the Statement of Financial Position, but for which the fair value is disclosed at December 31, 2024 and December 31, 2023:

Assets
Type of instrument	December 31, 2024				December 31, 2023
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Debt instruments
Securities issued by the Colombian Government	156,209	-	-	156,209	67,514	-	-	67,514
Securities issued or secured by government entities	-	46,272	3,326,959	3,373,231	-	49,980	3,075,936	3,125,916
Securities issued by other financial institutions	284,281	57,091	250,508	591,880	209,178	280,662	55,112	544,952
Securities issued by foreign governments	412,579	227,076	-	639,655	150,695	377,560	-	528,255
Corporate bonds	1,050,588	14,017	2,578,160	3,642,765	774,624	12,620	1,786,986	2,574,230
Total – Debt instruments	1,903,657	344,456	6,155,627	8,403,740	1,202,011	720,822	4,918,034	6,840,867
Loans and advances to customers, net	-	-	269,345,583	269,345,583	-	-	238,771,724	238,771,724
Total	1,903,657	344,456	275,501,210	277,749,323	1,202,011	720,822	243,689,758	245,612,591

Liabilities
Type of instruments	December 31, 2024				December 31, 2023
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Deposits by customers	-	60,894,992	218,568,020	279,463,012	-	60,236,355	189,104,164	249,340,519
Interbank deposits	-	-	716,493	716,493	-	-	606,141	606,141
Repurchase agreements and other similar secured borrowing	-	-	1,060,472	1,060,472	-	-	470,295	470,295
Borrowings from other financial institutions	-	-	15,689,532	15,689,532	-	-	15,648,606	15,648,606
Debt instruments in issue	5,811,412	2,669,991	2,908,095	11,389,498	8,021,700	4,025,322	2,421,628	14,468,650
Preferred shares	-	-	407,174	407,174	-	-	394,550	394,550
Total	5,811,412	63,564,983	239,349,786	308,726,181	8,021,700	64,261,677	208,645,384	280,928,761

IFRS requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position, for which it is practicable to estimate fair value. Certain categories of assets and liabilities, however, are not eligible for fair value accounting. The financial instruments below are not measured at fair value on a recurring and nonrecurring basis:

Short-term financial instruments

Short-term financial instruments are valued at their carrying amounts included in the consolidated statement of financial position, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach was used for cash and cash equivalents, accrued interest receivable, customers’ acceptances, accounts receivable, accounts payable, accrued interest payable and bank acceptances outstanding.

Deposits from customers

The fair value of time deposits was estimated based on the discounted value of cash flows using the appropriate discount rate for the applicable maturity. Fair value of deposits with no contractual maturities represents the amount payable on demand as of the statement of financial position date.

Interbank deposits and repurchase agreements and other similar secured borrowings

Short-term interbank borrowings and repurchase agreements have been valued at their carrying amounts because of their relatively short-term nature. Long-term and domestic development bank borrowings have also been valued at their carrying amount because they bear interest at variable rates.

Borrowings from other financial institutions

The fair value of borrowings from other financial institutions were determined using discounted cash flow models. The cash flows projection of capital and interest was made according to the contractual terms, considering capital amortization and interest bearing. Subsequently, the cash flows were discounted using reference curves formed by the weighted average of the Bank’s deposit rates.

Debt instruments in issue

The fair value of debt instruments in issue, comprised of bonds issued by Bancolombia S.A. and its subsidiaries, was estimated substantially based on quoted market prices. The fair value of certain bonds which do not have a public trading market, were determined based on the discounted value of cash flows using the rates currently offered for bonds of similar remaining maturities and the Bank’s creditworthiness.

Preferred shares

In the valuation of the liability component of preferred shares related to the minimum dividend of 1% of the subscription price, the Bank uses the Gordon Model to price the obligation, taking into account its own credit risk, which is measured using the market spread based on observable inputs such as quoted prices of sovereign debt. The Gordon Model is commonly used to determine the intrinsic value of a stock based on a future series of dividends that are estimated by the Bank and growth at a constant rate considering the Bank’s own perspectives of the payout ratio.

Loans and advances to customers

Estimating the fair value of loans and advances to customers is considered an area of considerable uncertainty as there is no observable market. The loan portfolio is stratified into tranches and loans segments such as commercial, consumer, small business loans, mortgage and leasing. The fair value of loans and advances to customers and financial institutions is determined using a discounted cash flow methodology, considering each credit’s principal and interest projected cash flows to the prepayment date. The projected cash flows are discounted using reference curves according to the type of loan and its maturity date.

Items measured at fair value on a non-recurring basis

The Bank measures assets held for sale based on fair value less costs to sell. This category includes certain foreclosed assets and investments in associates held for sale. The fair values were determined using external and internal valuation techniques or third party experts, depending on the type of underlying asset. The following breakdown sets forth the fair value hierarchy of those assets classified by type:

	December 31, 2024				December 31, 2023
Type of instruments	Fair-value hierarchy			Total fair value	Fair-value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Machinery and equipment	-	-	10,085	10,085	-	-	11,702	11,702
Real estate for residential purposes	-	-	133,863	133,863	-	-	117,476	117,476
Real estate different from residential properties	-	-	29,794	29,794	-	-	30,273	30,273
Total	-	-	173,742	173,742	-	-	159,451	159,451
Changes in level 3 fair-value category
The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs at December 31, 2024 and 2023:

As of December 31, 2024

Type of instruments	Balance, January 1, 2024	Included in earnings	OCI	Purchases	Settlement	Reclassifications(1)	Prepaids	Transfers in to level 3	Transfers out of level 3	Balance, December 31, 2024
In millions of COP
Assets
Debt instruments at fair value though profit or loss
Securities issued or secured by other financial entities	78,729	2,042	-	14,696	(12,157)	-	(3,117)	3,195	(5,567)	77,821
Corporate bonds	14,284	538	-	2,994	-	-	-	16,443	-	34,259
Total	93,013	2,580	-	17,690	(12,157)	-	(3,117)	19,638	(5,567)	112,080
Debt instruments at fair value through OCI
Securities issued by the Colombian Government	2,664,295	-	157,708	2,490,647	(2,664,295)	-	-	-	-	2,648,355
Securities issued or secured by other financial entities	-	-	(272)	50,016	-	-	-	-	-	49,744
Corporate bonds	-	-	1,892	71,517	-	-	-	504,030	-	577,439
Total	2,664,295	-	159,328	2,612,180	(2,664,295)	-	-	504,030	-	3,275,538
Derivative financial instruments
Foreign exchange contracts	1,384,673	(45,870)	-	592,047	(1,193,801)	(11,487)	-	155,582	(85,786)	795,358
Interest rate contracts	15,621	(2,591)	-	6,910	(3,606)	(138)	-	3,909	(4,612)	15,493
Equity contracts	2,863	-	-	51,347	(2,863)	-	-	-	-	51,347
Total	1,403,157	(48,461)	-	650,304	(1,200,270)	(11,625)	-	159,491	(90,398)	862,198
Equity securities
Equity securities	384,682	48,562	50,303	261,301	(26,973)	-	-	-	(2)	717,873
Total	384,682	48,562	50,303	261,301	(26,973)	-	-	-	(2)	717,873
Other financial instruments
Other financial instruments	38,319	(5,646)	-	1,712	-	-	-	-	-	34,385
Total	38,319	(5,646)	-	1,712	-	-	-	-	-	34,385
Investment in associates
P.A. Viva Malls	1,661,679	155,824	-	-	-	-	-	-	-	1,817,503
P.A. Distrito Vera	9,103	(401)	-	5,186	(563)	-	-	-	-	13,325
Fideicomiso Locales Distrito Vera	-	(5)	-	61	-	-	-	-	-	56
Total	1,670,782	155,418	-	5,247	(563)	-	-	-	-	1,830,884
Total Assets	6,254,248	152,453	209,631	3,548,434	(3,904,258)	(11,625)	(3,117)	683,159	(95,967)	6,832,958
Liabilities
Derivative financial instruments
Foreign exchange contracts	170,798	48,127	-	114,156	(95,051)	(11,487)	-	3,194	(75,124)	154,613
Interest rate contracts	11,078	(50)	-	206	(4,595)	(138)	-	27,432	(6,287)	27,646
Equity contracts	1,852	-	-	1,278	(1,852)	-	-	-	-	1,278
Total	183,728	48,077	-	115,640	(101,498)	(11,625)	-	30,626	(81,411)	183,537
Total liabilities	183,728	48,077	-	115,640	(101,498)	(11,625)	-	30,626	(81,411)	183,537
(1)From derivative assets to derivative liabilities classified in level 3 and vice versa.

As of December 31, 2023

Type of instruments	Balance, January 1, 2023	Included in earnings	OCI	Purchases	Settlement	Reclassifications(1)	Prepaids	Transfers in to level 3	Transfers out of level 3	Balance, December 31, 2023
In millions of COP
Assets
Debt instruments at fair value though profit or loss
Securities issued by the Colombian Government	-	(4,150)	-	4,150	-	-	-	-	-	-
Securities issued or secured by other financial entities	81,389	12,869	-	2,639	(12,767)	-	(9,613)	4,212	-	78,729
Corporate bonds	-	-	-	-	-	-	-	14,284	-	14,284
Total	81,389	8,719	-	6,789	(12,767)	-	(9,613)	18,496	-	93,013
Debt instruments at fair value through OCI
Securities issued by the Colombian Government	-	-	173,648	2,490,647	-	-	-	-	-	2,664,295
Total	-	-	173,648	2,490,647	-	-	-	-	-	2,664,295
Derivative financial instruments
Foreign exchange contracts	1,163,336	(60,699)	-	1,295,089	(812,275)	(13,559)	-	46,459	(233,678)	1,384,673
Interest rate contracts	29,170	(10,694)	-	6,957	(4,593)	(38)	-	525	(5,706)	15,621
Equity contracts	105	-	-	2,863	(105)	-	-	-	-	2,863
Total	1,192,611	(71,393)	-	1,304,909	(816,973)	(13,597)	-	46,984	(239,384)	1,403,157
Equity securities
Equity securities	462,253	(3,577)	(8,087)	6,740	(72,647)	-	-	-	-	384,682
Total	462,253	(3,577)	(8,087)	6,740	(72,647)	-	-	-	-	384,682
Other financial instruments
Other financial instruments	42,171	(13,746)	-	9,894	-	-	-	-	-	38,319
Total	42,171	(13,746)	-	9,894	-	-	-	-	-	38,319
Investment in associates
P.A. Viva Malls	1,530,459	128,028	-	3,192	-	-	-	-	-	1,661,679
P.A. Distrito Vera	1,697	1,179	-	6,227	-	-	-	-	-	9,103
Total	1,532,156	129,207	-	9,419	-	-	-	-	-	1,670,782
Total Assets	3,310,580	49,210	165,561	3,828,398	(902,387)	(13,597)	(9,613)	65,480	(239,384)	6,254,248
Liabilities
Derivative financial instruments
Foreign exchange contracts	348,027	15,346	-	164,179	(329,858)	(13,559)	-	4,330	(17,667)	170,798
Interest rate contracts	51,662	(6,297)	-	3,628	(41,002)	(38)	-	3,734	(609)	11,078
Equity contracts	-	-	-	1,852	-	-	-	-	-	1,852
Total	399,689	9,049	-	169,659	(370,860)	(13,597)	-	8,064	(18,276)	183,728
Total liabilities	399,689	9,049	-	169,659	(370,860)	(13,597)	-	8,064	(18,276)	183,728
(1)From derivative assets to derivative liabilities classified in level 3 and vice versa.

Level 3 fair value rollforward
The following were the significant level 3 transfers at December 31, 2024 and 2023:
As of December 31, 2024 and 2023, net transfers in Bancolombia S.A. for COP 8,987 and COP 257,660, respectively, from level 3 to level 2 of derivatives foreign exchange contracts and interest rate contracts, it was presented due to the transfer of the credit risk of the counterparty to the own credit risk. As of December 31, 2024, net transfers for COP

128,865, from level 2 to level 3 of the derivative foreign exchange contracts and interest rate contracts, it was presented due to the transfer of the credit risk from the Bank to the credit risk of the counterparty.
As of December 31, 2024, there are corporate bonds of debt instruments at fair value through OCI for COP 577,439. Additionally, there is a transfer from level 2 to level 3 of debt instruments of corporate bonds for COP 504,030.

As of December 31, 2024 and 2023, unrealized gains and losses on debt instruments were COP 2,580 and COP 8,719; equity securities COP 48,562 and COP (3,577), respectively.
Transfers between level 1 and level 2 of the fair value hierarchy
The table below presents the transfers for all assets and liabilities measured at fair value on a recurring basis between level 1 and level 2 as of December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023
Type of instruments	Transfers level 1 to level 2	Transfers level 2 to level 1	Transfers level 1 to level 2	Transfers level 2 to level 1
In millions of COP
Debt instruments at fair value though profit or loss
Securities issued by the Colombian Government	202,779	-	-	-
Securities issued or secured by foreign government	26,866	929	1,712	-
Securities issued or secured by government entities	-	-	13,619	-
Corporate bonds	-	-	-	8,397
Securities issued or secured by other financial entities	-	-	1,848	-
Total	229,645	929	17,179	8,397
Debt instruments at fair value through OCI
Securities issued or secured by foreign government	467,133	137,884	572,800	-
Securities issued or secured by other financial entities	-	-	64,944	-
Corporate bonds	-	-	-	95,572
Total	467,133	137,884	637,744	95,572
Equity securities
Equity securities	63,827	-	13,740	7
Total	63,827	-	13,740	7
During 2024, the Bank transferred securities from level 1 to level 2, because such securities decreased in liquidity and were traded less frequently in an active market.

All transfers are assumed to occur at the end of the reporting period.

Quantitative information about level 3 fair value measurements

The fair value of financial instruments is, in certain circumstances, measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable market transactions in the same instrument and are not based on observable market data. Changing one or more of the inputs to the valuation models to reasonably possible alternative assumptions would change the fair values and therefore a valuation adjustment would be recognized in profit or loss. Favorable and unfavorable changes are determined on the basis of changes in the value of the instrument as a result of varying the levels of the unobservable input as described in the table below.

The following table sets forth information about significant unobservable inputs related to the Bank’s material categories of level 3 financial assets and liabilities and the sensitivity of these fair values to reasonably possible alternative assumptions.

As of December 31, 2024

Type of instruments	Fair Value	Valuation technique	Significant unobservable input	Range of inputs	Weighted average	Sensitivity 100 basis point increase	Sensitivity 100 basis point decrease
In millions of COP
Debt instruments
Securities issued by other financial institutions
			Yield	0.14% to 10.66%	3.61%	61,474	65,164
TIPS	63,280	Discounted cash flow	Prepayment Speed	n/a	n/a	65,081	n/a
			Prepayment Speed	n/a	n/a	60,732	n/a
Other bonds	62,558	Discounted cash flow	Interest rate	0.10% to 1.12%	0.94%	61,003	64,177
Time deposits	1,727	Discounted cash flow	Yield / Interest rate	0.91% to 6.40%	3.36%	1,441	1,772
Total securities issued by other financial institutions	127,565
Securities issued by the Colombian Government
Bonds by government entities	2,648,355	Discounted cash flow	Yield	1.18% to 1.18%	1.18%	2,639,349	2,660,301
Corporate bonds
Corporate bonds	611,698	Discounted cash flow	Yield	0.00% to 5.25%	0.98%	573,929	647,264
Total debt instruments	3,387,618
Equity securities
Equity securities	717,873	Price-based	Price	n/a	n/a	n/a	n/a
Other financial instruments
Other financial instruments	34,385	Internal valuation methodology	Internal valuation methodology	n/a	n/a	n/a	n/a
Derivative financial instruments
Forward	430,163	Discounted cash flow	Credit spread / Yield	0.00% to 20.80%	7.05%	429,581	430,753
Swaps	182,488	Discounted cash flow	Credit spread	0.00% to 56.14%	4.03%	166,650	204,677
Options	66,010	Discounted cash flow	Credit spread	0.12% to 34.75%	0.50%	65,512	66,242
Total derivative financial instruments	678,661
Investment in associates
P.A. Viva Malls	1,817,503	Price-based	Price	n/a	n/a	n/a	n/a
P.A. Distrito Vera	13,325	Price-based	Price	n/a	n/a	n/a	n/a
Fideicomiso Locales Distrito Vera	56	Price-based	Price	n/a	n/a	n/a	n/a
Total investment in associates	1,830,884

As of December 31, 2023

Type of instruments	Fair Value	Valuation technique	Significant unobservable input	Range of inputs	Weighted average	Sensitivity 100 basis point increase	Sensitivity 100 basis point decrease
In millions of COP
Debt instruments
Securities issued by other financial institutions
			Yield	2.06% to 10.73%	5.48%	70,982	75,852
TIPS	74,087	Discounted cash flow	Prepayment Speed	n/a	n/a	78,953	n/a
			Prepayment Speed	n/a	n/a	73,271	n/a
Time deposits	4,642	Discounted cash flow	Yield / Interest rate	2.15% to 5.70%	3.78%	4,277	4,701
Total securities issued by other financial institutions	78,729
Securities issued by the Colombian Government
Bonds by government entities	2,664,295	Discounted cash flow	Yield	0.00% to 1.18%	1.17%	2,658,010	2,679,372
Corporate bonds
Corporate bonds	14,284	Discounted cash flow	Yield	3.49% to 3.49%	3.49%	13,700	14,912
Total debt instruments	2,757,308
Equity securities
Equity securities	384,682	Price-based	Price	n/a	n/a	n/a	n/a
Other financial instruments
Other financial instruments	38,319	Internal valuation methodology	Internal valuation methodology	n/a	n/a	n/a	n/a
Derivative financial instruments
Forward	1,006,834	Discounted cash flow	Credit spread / Yield	0.00% to 50.58%	7.22%	1,004,399	1,009,283
Swaps	138,992	Discounted cash flow	Credit spread	0.00% to 63.39%	5.86%	139,451	138,577
Options	73,603	Discounted cash flow	Credit spread	0.13% to 33.77%	0.57%	73,048	73,870
Total derivative financial instruments	1,219,429
Investment in associates
P.A. Viva Malls	1,661,679	Price-based	Price	n/a	n/a	n/a	n/a
P.A. Distrito Vera	9,103	Price-based	Price	n/a	n/a	n/a	n/a
Total investment in associates	1,670,782

The following table sets forth information about valuation techniques used in the measurement of the fair value investment properties of the Bank, the significant unobservable inputs and the respective sensitivity:

Methodology	Valuation technique	Significant unobservable input	Description of sensitivity
Sales Comparison Approach - SCA
The fair value assessment is based on the examination of prices at which similar properties in the same area recently sold. Since no two properties are identical the measurement valuation must take into account adjustments for the differences between the sold properties and those held by the Bank to earn rentals or for capital appreciation.
Comparable prices
The weighted average rates used in the capitalization methodology for revenues in the last quarter for 2024 are:
•Direct capitalization: initial rate 8.13%.
•Discounted cash flow: discount rate: 12.27%, terminal rate: 8.29%.
The same weighted rates for the last quarter of 2023 were:
•Direct capitalization: initial rate 8.07%
•Discounted cash flow: discount rate: 12.44%, terminal rate: 8.25%.
The ratio between monthly gross income and real estate value directly administered by the FIC (rental rate) considering the differences in placements and individual factors between properties and in a weighted way in the last quarter of 2024 are 0.88% and for December 31, 2023 was 0.82%.

An increase (light, normal, considerable, significant) in the capitalization rate used would generate a decrease (significant, considerable, normal, light) in the fair value of the asset, and vice versa.
An increase (light, normal, considerable, significant) in the leases used in the valuation would generate a (significant, light, considerable) increase in the fair value of the asset, and vice versa.

Income Approach Used to estimate the fair value of the property by taking future net cash flows and discounting them at the capitalization rate.	Direct capitalization Discounted cash flows
Cost approach
Used to estimate the fair value of the property considering the cost to replace or build a property at the same or equal conditions of the asset to be measured, deducting the accumulated depreciation charge and adding-up the amount of the land.
Replacement cost
There has been no change to the valuation technique during the year 2024 for each asset.
NOTE 31. SUBSEQUENT EVENTS
Approval of Consolidated Financial Statements
The consolidated financial statements were approved by the Board of Directors on March 28, 2025.
In connection with the procedures aimed to modify the corporate structure of Bancolombia and its subsidiaries by creating a holding company named Grupo Cibest S.A. ("Grupo Cibest"), and the completion of a series of related corporate transactions (the "Corporate Structure Changes"), the Superintendencia Financiera de Colombia (the “Financial Superintendence of Colombia” or the “SFC”), through Resolution 0356 of February 28, 2025, resolved to:

• Not object to the merger of Sociedad Beneficiaria BC Panamá S.A.S., into Bancolombia.
• Approve the distribution of certain assets and subsidiaries of Banca de Inversión Bancolombia to Bancolombia.
• Approve the distribution of certain assets and subsidiaries of Bancolombia to Grupo Cibest.

With the non-objection and the approvals issued by the SFC, all of the required regulatory authorizations regarding the Corporate Structure Changes have been obtained.

RISK MANAGEMENT
The Bank’s comprehensive risk management is developed in compliance with current regulations and internal standards as defined by the Board of Directors, in relation to market, credit/ counterparty, liquidity and interest rate of the banking book, operational, business continuity, technological and cybersecurity risk, country risk, Risk Appetite Framework (MAR) and stress tests applicable. In accordance with the requirements of the External Circular (EC) 018 as of September 2021 about the “Comprehensive Risk Management System (SIAR)”, we work continues to comply the applicable instructions for the implementation for the management of interest rate risk of the banking book (RTILB), considering the testing period and the into force and into force on External Circular (EC) 018 as of September 2021 about the “Comprehensive Risk Management System (SIAR)”, we work continues to comply the applicable instructions for the implementation for the management of interest rate risk of the banking book (RTILB), considering the testing period and the into force and into force on n December 31, 2024.

To strengthen comprehensive risk management, the Bank has a Three Lines Model, with a cohesive and coordinated approach, in which its independence is guaranteed. Within the Corporate Governance Framework, the roles of the responsible areas in each line are defined, according to the level of responsibility in Bancolombia, in order to guarantee effective and efficient coordination among them for risk management (in its different stages) and internal control.
First line: owns the processes, products, services, channels, whose activities manage the risks that may contribute or impede the achievement of the Bank’s objectives. The first line owns the risk and defines the design and execution of the organization's controls to respond to those risks.
The 1st line is made up of 1A and 1B, highlighting the following characteristics:
•Identification, evaluation, control and mitigation of risks.
•Definition of standards / Implementation of policies, standards and procedures.
•Execution of control and risk management procedures and activities as part of your daily activity.
Second line: defines the risk and internal control framework, as well as the policies and guidelines for the 1st line to manage risks. It is a global advisory, support and control function that monitors that risks are identified, controlled and managed within appropriate limits.
The 2nd line is made up of 2A and 2B, highlighting the following characteristics and differences:
•Provision of a risk and internal control framework.
•Escalation of new risks.
•Advice and support.

Third line: made up of Internal Audit. It is an independent and objective assurance and advisory function on the internal control system and risk management, highlighting the following characteristics:
•Independent review.
•Assurance on the Internal Control System.
•Evaluation and improvement in the effectiveness of management in risk control.
Credit risk
Credit risk is the risk of an economic loss to the Bank due to a non-fulfillment of financial obligations by a customer or counterparty and arises principally from the decline on borrower´s creditworthiness or changes in the business climate. Credit risk is the single largest risk for the Bank's business; which is managed at each stage of the credit cycle.

The information below contains the maximum exposure to credit risk for the periods ending December 31, 2024 and 2023:
December 31, 2024

Maximum exposure to credit risk - Financial instruments subject to impairment
In millions of COP
	Stage 1	Stage 2	Stage 3	Total
Loans and Advances	245,272,297	16,670,291	17,511,320	279,453,908
Commercial	137,761,467	5,545,788	9,945,556	153,252,811
Consumer	46,697,013	5,118,607	4,000,063	55,815,683
Mortgage	37,076,580	2,701,930	1,963,091	41,741,601
Small Business Loans	1,175,803	91,256	85,150	1,352,209
Financial Leases	22,561,434	3,212,710	1,517,460	27,291,604
Off-Balance Sheet Exposures	43,604,372	223,317	256,249	44,083,938
Financial Guarantees	9,926,719	17,800	199,782	10,144,301
Loan Commitments	33,677,653	205,517	56,467	33,939,637
Loss Allowance	(2,331,035)	(2,752,141)	(11,397,984)	(16,481,160)
Total	286,545,634	14,141,467	6,369,585	307,056,686

December 31, 2023

Maximum exposure to credit risk - Financial instruments subject to impairment
In millions of COP
	Stage 1	Stage 2	Stage 3	Total
Loans and Advances	222,372,889	16,042,661	15,536,097	253,951,647
Commercial	120,773,927	5,453,537	8,459,932	134,687,396
Consumer	46,060,615	4,407,067	4,124,087	54,591,769
Mortgage	32,210,648	2,628,654	1,411,106	36,250,408
Small Business Loans	774,571	260,303	110,143	1,145,017
Financial Leases	22,553,128	3,293,100	1,430,829	27,277,057
Off-Balance Sheet Exposures	39,266,370	154,567	157,801	39,578,738
Financial Guarantees	12,533,868	26,889	130,441	12,691,198
Loan Commitments(1)	26,732,502	127,678	27,360	26,887,540
Loss Allowance	(3,854,240)	(2,581,460)	(10,042,022)	(16,477,722)
Total	257,785,019	13,615,768	5,651,876	277,052,663
(1) The informational disclosed value of loan commitments has been updated.
Other Financial Instruments

Maximum Exposure to Credit Risk - Other Financial Instruments
In millions of COP
	Maximum Exposure		Collateral		Net Exposure
	2024	2023	2024	2023	2024	2023
Maximum Exposure to Credit Risk
Debt instruments	36,583,512	25,148,469	(1,669,011)	(1,407,484)	34,914,501	23,740,985
Derivatives	929,498	1,824,750	(589,098)	(698,662)	340,400	1,126,088
Equity	1,011,310	543,210	-	-	1,011,310	543,210
Other financial instruments	34,385	38,319	-	-	34,385	38,319
Total	38,558,705	27,554,748	(2,258,109)	(2,106,146)	36,300,596	25,448,602
Note: Collateral Held (-) and Collateral Pledged (+)
Maximum exposure to credit risk of the loans and advances refers to the carrying amount at the end of the period. It does not take into account any collateral received or any other credit risk mitigants.
Maximum exposure to credit risk of financial guarantees and loan commitments corresponds to the total amount guaranteed at the end of the period. It does not take into account any collateral received or any other credit risk mitigants.
Maximum exposure to derivatives refers to the fair value at the end of the period, without considering any guarantee received or any other credit risk mitigants.
Maximum exposure to credit risk of debt instruments and equity securities refers to the carrying amount at the end of the period without considering any guarantee received.
Credit Risk Management - Loans and Advances
In 2024, the dynamics of Grupo Bancolombia's portfolio responded to a modest and gradual economic reactivation, influenced by macroeconomic factors such as the decrease in inflation and interest rates, which boosted internal and external demand thanks to increased investment and consumption. However, political and fiscal uncertainty, mainly in

Colombia, and geopolitical tensions in the Middle East, which affect the global economy, create a challenging economic environment. In this context, the perception of risk among investors and the decrease in confidence among both consumers and businesses affected the demand for credit in the countries where the Group has a presence.

The monitoring and review of credit portfolios continue to be a relevant factor in the identification and application of strategies at different stages of the credit cycle, which has led to the development of new processes, methodologies, and models with traditional, alternative, and sectoral information, aimed at managing the portfolio in the cycle with greater personalization and timeliness, through local and transversal tools in the countries where the Group has a presence. This has contributed to both a general improvement in the risk indicators of the portfolio and in the support to our clients.

Risk management during the credit life cycle is developed through the fulfillment of the policies, procedures and methodologies stipulated in the “Comprehensive Risk Management System (SIAR)”, which include the general criteria for evaluating, measuring, assuming, monitoring, controlling and hedging credit risk. In addition, Management has developed process and methodology manuals that specify the policies and procedures for the different products and segments served by the organization in accordance with the strategy approved by the Board of Directors for monitoring and controlling such risk.

The Credit Risk Administration System also contains general criteria to evaluate, classify, measure and mitigate credit risk. In addition, the credit risk department has developed methodologies and manuals that specify the policies and procedures for different products and segments managed by the Bank.

To maintain credit quality and manage the risk arising from its lending activities, the Bank has established general loan policies, including the following:

•Credit exposure limits: Contains guidelines with regards to the establishment of credit exposure limits. This is set as a result of legal requirements and according to the Bank’s internal guidelines.

•Origination policies: These policies aim to acquire ample and sufficient knowledge of the characteristics of potential borrowers and to select them properly. The risk level of the individual and legal entities is determined using rating and scoring models which define cut-off points that are applied in the process of issuing credit. These models use information such as the credit history of the borrower, sociodemographic particularities, the type of business the borrower engages in, the borrower’s ability to repay the loan, and information received from the credit risk bureaus. In addition, sectorial and macroeconomic behavior is taken into account. Loan applications, depending on their amount and risk level, are presented for approval at the level of management authority required.

•Collaterals policies: For the purpose of mitigating risk associated with non-fulfillment of obligations agreed upon by the borrower, the Bank has established policies for the valuation of collateral received as well as for the determination of the maximum loan amount that can be granted against the value of the collateral.

•Allowance policies: The objective of this policy is to fulfill legal requirements and the Bank’s business policies. In addition, this policy is meant to provide the guidelines to analyze the client’s status and take the necessary actions in order to mitigate credit risk to which the Bank is exposed. For further information, please see Note 2. Material Accounting Policies.

•Monitoring policies: Contains various monitoring procedures, portfolio reports and policies for the purpose of overseeing, in an adequate and timely manner, the evolution of credit risk. These procedures include a continuous process of classification and reassessment of credit operations and they maintain consistency with the policies implemented for granting loans.

•Portfolio recovery policies: Through these policies, the Bank aims to establish those mechanisms that allow it to anticipate the action to be taken in the event of possible delays and minimize the impact resulting from non-fulfillment of payment or delays by the borrower. Additionally, the aspects established in this policy delimit what the Bank has defined as collection management and that make it possible to obtain information to improve the origination policies and the allowances for loans and advances and lease losses models. The established actions are combined with strategies to adjust to the economy, market and costumer conditions, allowing the Bank to offer alternatives tailored to each case, such as payment deals, foreclosed assets, cession agreements, modifications, restructuring, and so on.

Management of credit risk is carried out through all the credit life cycle. These stages are defined in the following way:

•Origination: Knowing the borrower, payment capacity analysis, payment behavior and credit approval and structure.
•Monitoring: Knowing the borrower’s situation during the life of the credit.
•Recovery: Collection management during the different stages of the same credit.
To support the credit origination processes, models, methodologies, and analytical techniques based on statistical information and expert criteria are used. Their purpose is to evaluate and differentiate the risk level of potential and current clients, thus facilitating informed decision-making. These models are mainly applied during the granting stage and also play a fundamental role in monitoring, by allowing the tracking of the client's evolution, and in recovery, by facilitating the implementation of risk mitigation and portfolio recovery strategies. Continuous monitoring of the client's evolution is carried out, which allows for the timely detection of credit deterioration and proactive risk management throughout the credit lifecycle. Additionally, strategies and mechanisms based on quantitative and qualitative analysis are implemented to optimize collection management, reduce expected losses, and minimize the impact of defaults on the portfolio.

The Risk Vice Presidency is responsible for defining and documenting the specific characteristics of the models, methodologies, and analytical techniques employed. It has the authority to develop mathematical and expert formulas, as well as to establish key parameters according to market conditions, the product, and the risk appetite framework approved by the Board of Directors. The models may include variables of different natures, such as sociodemographic, sectoral, and qualitative variables, as well as internal and external behavior, financial information related to investment, savings, and transactions, in addition to market studies and product-specific parameters. The adequate performance of the models is ensured, measured through their discriminative capacity, understood as the model's ability to differentiate between clients with different levels of risk.

In accordance with current regulations, which include the regulations issued by the Financial Superintendency and international risk management standards, backtesting tests are conducted on the models used in credit cycle management. The results of these tests are presented quarterly to the Risk Committee and the Board of Directors for their information. Additionally, the Risk Vice Presidency establishes, through internal circulars, the internal rating or the required range in credit processes, regulating the parameters for assigning a rating different from the model, considering quantitative and qualitative aspects of the client.

Monthly, the credit portfolio is rated using internal models that allow for the assessment of the credit risk of each debtor and the determination of the required provisions. These models are regularly updated to reflect changes in market conditions and ensure their accuracy and relevance. The monthly provisions allow for the assessment of risk collectively or individually, using parameters such as Probability of Default (PD), Loss Given Default (LGD), and Exposure at Default (EAD). For more details, see Note 2. Material Accounting Policies, section 4.1.2.

Individual analysis is applied to clients in stage 3 with significant balances and to corporate clients who recover from default and move to stage 2. This analysis is based on the projection of each client's cash flow, considering parameters associated with recovery rates estimated by models that incorporate financial information, behavior, collateral, and qualitative variables. Periodically, backtesting tests are conducted on these provisioning models to ensure an adequate level of coverage aligned with Grupo Bancolombia's risk appetite.

To ensure compliance with concentration limit regulations, Grupo Bancolombia continuously monitors risk groups and controls their exposures, evaluating legal debt limits. Analytical tools are used to identify clients or sectors with high risk concentration and to implement diversification strategies to mitigate potential adverse impacts. Methodologically, Grupo Bancolombia relies on international benchmarks defined by external risk rating agencies, which allows for the analysis of concentration across different geographies. Normatively, Grupo Bancolombia adheres to the concepts and methodologies established in applicable external regulations.

The following classifications are established for the analysis of concentration:
•By country: Based on the country where the loans were originated.
•By sector: According to the sectorial sub-segmentation defined by the Bank based mainly on the code CIIU1.
•By categories: According to the portfolio category of each agreement (commercial, financial leases, consumer loans, small business loans and mortgages).
•By economic group: According to the characteristics of economic groups as established by regulations.
•By maturity: According to the remaining term to loan maturity.
•By past due days: This concentration evaluates loans that are more than one month overdue.
1 CIIU: International Standard Industrial Classification of All Economic Activities.
Country Risk

The Bank's financial companies, which are subject to the application of the Comprehensive Risk Management System (SIAR), the framework for the management of country risk is included, which refers to the possibility of an entity incurring losses as a result of financial operations abroad due to adverse economic and/or political conditions in the country receiving those operations, either because of restrictions on the transfer of foreign exchange or because of factors not attributable to the commercial and financial condition of the country receiving those operations. This definition includes, but is not limited to, sovereign risk (SR) and transfer risk (TR) associated with such factors.

The framework has guidelines, processes and methodologies that evaluate periodically the country risk to which it is exposed in its Equity Investments, such as equity investments, those that are executed in jurisdictions different from Colombia that could have a high economic materiality, individually or aggregated by country, and whose purpose is to remain in the country.

Country risk management includes different stages to identificate, measure, control and monitor the risk to which the entity is being exposed. For this management, the business plan, type of operations, their materiality, current and future vocation, as well as the characteristics of the country in which the investment is made. Additionally, it is supported by policies and strategies that are proposed by the Vice Presidency of Risks and approved by the Board of Directors.

The definition of investment appetite takes into account the assessment of country risk as defined in the SIAR and must ensure compliance with solvency and liquidity indicators, seeking to be consistent with the strength and financial health of the entity.

At the end of 2024, there were no alerts on any investments, nor were any adjustments made for deterioration in investments that could affect or deteriorate the Bank's financial strength. As relevant variations to highlight, the transfer of the investment from Wenia Ltd. to Investment Banking is presented, and 2 new investments are added: Ozone Financial Technology Limited, whose investing company is Sistema de Inversiones y Negocios, S.A., and Banagrícola S.A., whose investing company is Inversiones CFNS S.A.S. A positive variation of 17% in the balance of investments is presented, mainly attributed to changes in the exchange rate and operational results.

a.Credit Quality Analysis - Loans and Financial Leases
Rating System for Credit Risk Management
The principal aim of this rating system is to determine the risk profile of the borrower, which is obtained through a rating.
The rating of the corporate portfolio is primarily conducted through a Rating model, based on the analysis of the interrelation of both quantitative and qualitative elements, which allow for determining the probability of default that may affect the fulfillment of the financial commitments acquired by a client. The rating model is applied from the origination and is periodically updated, incorporating determinants of credit risk, which can be summarized as the client's financial performance measured through financial figures and payment capacity, payment behavior both with Grupo Bancolombia and with other entities in the financial sector, qualitative information, as well as transactional information of the client within the Group as alternative variables.

In the case of a retail customer, granting and behavior scoring models are used in order to identify the level of risk associated with the borrower. These models include information such as personal details, financial information and transactional, historical behavior, the total number of credit products and external information from credit bureaus.
Description of Loans and Financial Leases
In order to evaluate and manage credit risk, the credits and financial leasing operations have been classified as:
•Commercial and Financial Leases:
Loans granted to individuals or companies in order to carry out organized economic activities and are not classified as small business loans.

The borrowers in this portfolio are mainly made up of companies, segmented in homogenous groups that are constituted according to size, annual sales or main activity. The following variables are part of this classification:

Segment	Incomes/Sales
Corporate
Companies with consolidated annual sales by economic group >= COP 100,000M. Banistmo places borrowers with annual sales >= USD10M. BAM place borrowers with annual sales >= USD25M. Banco Agricola place borrowers with annual sales >= USD30M.

Business
Companies with consolidated annual sales by economic group > = COP 13,000M and < COP 100,000M. For Banco Agricola borrowers with annual sales >= USD7 MM y < USD30M and BAM, with annual sales >= USD5M and < USD25M.

Commercial	For BAM, companies with annual sales >= USD2M y < USD5M.
Business Construction
Constructors who dedicate themselves professionally to the construction of buildings to be sold or rented as their main activity, with consolidated annual sales by economic group >= COP 58,000M and <= COP 200,000M or commercial size > = COP 15,000M and < COP 70,000M, or project size >= COP 500,000M and < COP 2.2 billion

Corporate Construction
Constructors who dedicate themselves to the construction of buildings to be sold or rented as their main activity, with consolidated annual sales by economic group > COP 200,000M or commercial size > = COP 70,000M or project size >=COP 2.2 billion

SME Construction
Constructors who dedicate themselves professionally to the construction of buildings to be sold or rented as their main activity with consolidated annual sales by economic group >= COP 380M and <= COP 58,000M or commercial size < COP 15,000M or project size < COP 500,000M.

Institutional Financing	Financial sector institutions.
Government	Municipalities, districts, departments with their respective decentralized organizations and entities at the national level with incomes >= COP 20,000M.
SME
Annual sales < COP 13,000M, with a classification between small, medium, large and plus except for Banistmo which places borrowers < USD10M in annual sales. For Banco Agrícola, borrowers with annual sales < USD7M and BAM, borrowers with annual sales < USD2M.

•Consumer:
Loans and advances, regardless of amount, granted to individuals for the purchase of consumer goods or to pay for non-commercial or business services. These loans are classified as follows:

Classification
Vehicles	Credits granted for the acquisition of vehicles and motorcycles. The vehicle financed is used as collateral for the loan.
Credit cards	Revolving credit limits for the acquisition of consumer goods, utilized by means of a plastic card, a virtual card or a token in digital wallets.
Payroll loans	It is a credit line attached to an authorized individual payroll and pension amount.
Other loans	Loans granted for the acquisition of consumer goods other than vehicles and Payroll loans Credit cards are not included in this segment.
The counterparties in this portfolio are mainly individuals, segmented in homogenous groups, which are formed according to their size, which is calculated by their monthly income.
•Mortgage:
These are loans, regardless of amount, granted to individuals for the purchase of a new or used house, commercial real estate or construction of a home. These loans include loans denominated in local units or local currency that are guaranteed by a senior mortgage on the property and that are financed with a total repayment term of 5 to 30 years.

The counterparties in the mortgage portfolio are mainly made up of individuals segmented in homogenous groups, which are formed according to their size, which is calculated by their monthly income.
•Small Business Loans:
Productive credits are those constituted by credit operations carried out with individuals for the development of economic activities in rural and urban areas issued for the purpose of encouraging the activities of small business and are subject to the following requirements in Colombia: (i) their indebtedness with all entities cannot exceed 120 minimum wages (excluding mortgage obligations for housing financing); (ii) the client's total assets, excluding mortgage assets, are less than 500 minimum wages.
The borrowers in this portfolio are mainly individuals, segmented in homogenous groups, which are formed according to their commercial size, which is calculated by their monthly income.
Analysis of the behavior and impairment of the loan portfolio and financial lease operations
As of December 31, 2024, the Bank’s total loan portfolio, valued in Colombian pesos, registered an increase of 10.0% compared to December 2023, driven by to the growth of the commercial portfolio of the corporate segment. These results are a response to monetary policy adjustments that have gradually reduced inflation and interest rates, generating economic reactivation in certain sectors of the countries where the Group has a presence. Additionally, the depreciation of the peso against the dollar during the analysis period contributed to the increase in the portfolio due to the revaluation in pesos of the Group's foreign currency portfolio. The consolidated delinquency index PDL 30 days showed a reduction, standing at 5.20% in December 2024 compared to 5.39% in December 2023, mainly explained by the improvement in the quality of the consumer portfolio. During the period, different strategies were developed throughout the credit cycle, allowing for the implementation of proactive and coherent actions in line with the reality of the clients and their environment, in order to contain deterioration and place them in better risk profiles.

•Commercial loans and financial leases amounted to COP 180,544 billion, which represented a growth of 11.5% compared to 2023. The 30-day past due loan ratio was 3.77% compared to 3.50% as of December 2023.

•Consumer loans amounted to COP 55,816 billion, which represented a growth of 2.2% compared to 2023. The 30-day past due loan ratio was 7.92% compared to 9.48% as of December 2023.

•Mortgage loans totaled to COP 41,742 billion, which represented a growth of 15.1% compared to 2023. The 30-day past due loan ratio was 7.62% compared to 7.52% as of December 2023.

•Small Business loans ended at COP 1,352 billion, which represented a growth of 18.1% with respect to 2023. The 30-day past due loan ratio was 8.11% compared to 12.17% as of December 2023.

In order to monitor credit risk associated with clients, the Bank has established regular meetings conducted by the AEC Committee to identify events that can lead to a reduction in borrowers’ ability to pay. Generally, clients with good credit behavior could be included in the watch list in case of detecting any event that can lead to future financial difficulties to repay their loans; for instance, internal factors such as the economic activity and sector, financial weakness, impacts of macroeconomic conditions, changes in corporate governance and other situations that could affect clients’ business. The amount and allowance of clients included in the described watch list, as of December 31, 2024 and 2023 is shown below:

December 2024:

Watch List December 31,2024
In millions of COP
Risk Level	Amount	%	Allowance
Level 1 – Low Risk	14,081,182	0.72%	101,994
Level 2 – Medium Risk	5,708,673	6.50%	370,892
Level 3 – High Risk	3,811,886	53.84%	2,052,135
Level 4 – High Risk	5,948,366	61.67%	3,668,615
Total	29,550,107	20.96%	6,193,636
December 2023:

Watch List December 31,2023
In millions of COP
Risk Level	Amount	%	Allowance
Level 1 – Low Risk	14,358,838	1.02%	146,014
Level 2 – Medium Risk	4,744,341	7.38%	349,972
Level 3 – High Risk	2,886,649	53.31%	1,538,882
Level 4 – High Risk	5,239,356	73.24%	3,837,196
Total	27,229,184	21.57%	5,872,064
Loans and Financial Leases Collateral
The Bank obtains collateral for loans and leases in order to mitigate credit risk by foreclosing the collateral when the borrower cannot fully repay the loan or lease. Collateral is considered in the determination of the allowance for loans and advances and lease losses when it complies with the following conditions:
•Its fair value was established according to technical and objective criteria.
•The Bank is granted a preference to obtain the payment of the obligation, becoming an effective legal mechanism over it.
•Its performance is reasonably possible.
The Bank has defined the criteria for collateral enforceability, which are established according to the classification of the loan portfolio. In addition, the Bank has set guidelines to value collateral and the frequency of such valuations, as well as those guidelines related to the legalization, registry and maintenance of the collateral. Likewise, the Bank has defined the criteria for insurability, custody and the necessary procedures for their cancellation.
The update of the fair value of mortgages and vehicles collaterals for the loan portfolio is made at least once a year. The methodology used to estimate the fair value of the properties is applied by external and independent entities. Updating the fair value of the vehicles is done through guides and valid values commonly used as reference to set the value of a vehicle. The fair value of real state and vehicles are classified in levels 2 and 3 depending on the observability and significance of the inputs used in the valuation techniques according to the hierarchy established by IFRS 13.
To determine the suitability of appraiser’s selection, there are internal guidelines to be fulfilled related to independence, professional certification, reputation and experience. In a similar way, to validate the appraisal´s suitability, the bank has defined guidelines based on current regulations which are related to methodologies, report quality and commercial value.

During the reporting period, the Bank’s collateral policies have not changed significantly in relation to the way collateral is held and its overall quality.
The following table shows loans and financial leases, classified in commercial, consumer, mortgage, financial leases and small business loans, and disaggregated by type of collateral:

December 31, 2024
In Millions of COP
Amount Covered by Collateral
Nature of the Collateral	Commercial	Consumer	Mortgage	Financial Leasing	Small Business	Total
Real Estate and Residential	25,163,297	1,816,374	39,092,440	39	363,465	66,435,615
Goods Given in Real Estate Leasing	-	-	183	17,382,691	-	17,382,874
Goods Given in Leasing Other Than Real Estate	-	32	-	8,181,007	-	8,181,039
Stand by Letters of Credit	1,540,179	-	-	-	-	1,540,179
Security Deposits	1,398,254	326,722	-	-	139,481	1,864,457
Guarantee Fund	3,653,583	37	-	45,720	251,827	3,951,167
Sovereign of the Nation	-	-	-	-	-	-
Collection Rights	7,757,578	109,946	-	-	—	7,867,524
Other Collateral (Pledges)	3,688,378	8,039,811	30,223	280	6,209	11,764,901
Without Guarantee (Uncovered Balance)	110,051,542	45,522,761	2,618,755	1,681,867	591,227	160,466,152
Total loans and financial leases	153,252,811	55,815,683	41,741,601	27,291,604	1,352,209	279,453,908

December 31, 2023
In Millions of COP
Amount Covered by Collateral
Nature of the Collateral	Commercial	Consumer	Mortgage	Financial Leasing	Small Business	Total
Real Estate and Residential	23,368,950	1,693,007	34,253,140	10	319,038	59,634,145
Goods Given in Real Estate Leasing	-	-	189	17,104,180	-	17,104,369
Goods Given in Leasing Other Than Real Estate	-	26	-	8,580,543	-	8,580,569
Stand by Letters of Credit	1,052,764	-	-	-	-	1,052,764
Security Deposits	447,306	370,286	-	-	103,013	920,605
Guarantee Fund	4,012,115	191	-	60,242	52,222	4,124,770
Sovereign of the Nation	-	-	-	-	-	-
Collection Rights	6,673,320	57,306	-	-	420	6,731,046
Other Collateral (Pledges)	2,957,482	7,286,581	39,432	-	2,499	10,285,994
Without Guarantee (Uncovered Balance)	96,175,459	45,184,372	1,957,647	1,532,082	667,825	145,517,385
Total loans and financial leases	134,687,396	54,591,769	36,250,408	27,277,057	1,145,017	253,951,647
The Bank closely monitors financial assets that are classified in Stage 3, to the point that a specific methodology for calculating expected credit losses is applied using a sophisticated approach named “ECL model under collateral Methodology”, which considers components like the forecasts of future collateral valuations, including expected sale discounts; time to realization of collateral, cure rates, external costs of realization of collateral, among others; as a consequence of the higher likelihood that the bank will take possession of these collaterals in order to mitigate potential credit losses.

The Financial assets that are classified in Stage 3 and are evaluated under this methodology are shown below:

December 31, 2024
In Millions of COP
Classification	Amount	Allowance	Total	Fair Value of Collateral
Commercial	783,435	372,156	411,279	1,660,829
Consumer
Mortgage	616,432	143,894	472,538	762,652
Small Business Loans
Financial Leases	761,892	327,257	434,635	1,305,365
Total credit assets	2,161,759	843,307	1,318,452	3,728,846

December 31, 2023
In Millions of COP
Classification	Amount	Allowance	Total	Fair Value of Collateral
Commercial	700,120	274,641	425,479	1,176,130
Consumer
Mortgage	383,878	94,260	289,618	331,738
Small Business Loans
Financial Leases	699,803	383,127	316,676	1,263,274
Total credit assets	1,783,801	752,028	1,031,773	2,771,142
A portion of the Bank’s financial assets originated by the mortgage and commercial business has sufficiently low ‘loan to value’ (LTV) ratios, which results in no loss allowance being recognized in accordance with The Bank’s expected credit loss model. The carrying amount of such financial assets is COP 273,574 as at December 31, 2024 and COP 175,163 as at 31 December 2023.

Foreclosed assets and other credit mitigants
Assets received in lieu of payment (foreclosed assets) are recognized on the statement of financial position when current possession of the asset takes place.
Foreclosed assets such as immovable and movable property, equity securities and other financial assets, are received based on a commercial valuation, and their net realizable value is given by a specialized team.
During the years ended December 31, 2024 and 2023, the Bank entered into non-cash operating and investing activities related to restructured loans and returned properties that were transferred to assets held for sale and inventories amounting to COP 1,408,331 and COP 1,361,465, respectively.

The Bank classifies foreclosed assets after acknowledgment of the exchange operation according to the intention of use, as follows:
•Non-current assets held for sale.
•Other marketable assets.
•Other non-marketable assets.
•Inventories.

Collateral classified as non-current assets held for sale are those expected to be sold in the following 12 months. When there are market restrictions that do not allow their realization in less than 12 months and this period is extended, retroactive depreciation must be charged to results and the asset value will be reduced by the depreciation value.
Foreclosed assets classified as non-current assets held for sale are those expected to be sold in the following 12 months. The non-current assets held for sale that cease to comply with the guidelines of immediately sell, must be classified as “Other marketable assets” and if it’s necessary, their book value would be adjusted.
b.Risk Concentration – Loans and Advances
The analysis of credit risk concentration is done by monitoring the portfolio by groups such as: loan categories, maturity, past due days, economic sector, country and economic group, as shown here:
•Loans concentration by category
The composition of the credit portfolio in commercial, consumer, mortgage, financial leases and small business loans categories for the periods ending on December 31, 2024 and 2023, it is as follows:

Composition	2024	2023
In millions of COP
Commercial	153,252,811	134,687,396
Corporate	85,278,293	69,843,654
SME	15,203,496	14,200,557
Others	52,771,022	50,643,185
Consumer	55,815,683	54,591,769
Credit card	11,992,511	11,207,731
Vehicle	5,635,858	5,409,226
Payroll loans	10,381,247	9,461,889
Others	27,806,067	28,512,923
Mortgage	41,741,601	36,250,408
VIS[2]	16,183,280	12,997,624
Non- VIS	25,558,321	23,252,784
Financial Leases	27,291,604	27,277,057
Small Business Loans	1,352,209	1,145,017
Loans and advances to customers and financial institutions	279,453,908	253,951,647
Allowance for loans and advances and lease losses	(16,179,738)	(16,223,103)
Total net loan and financial leases	263,274,170	237,728,544
•Concentration of loan by maturity

The following table shows the ranges of maturity for the credit loans and financial leases, according for the remaining term for the completion of the contract of loans and financial leases at the end of December 2024 and 2023:

December 31, 2024
In millions of COP
Maturity	Less Than 1 Year	Between 1 and 5 Years	Between 5 and 15 Years	Greater Than 15 Years	Total
In millions of COP
Commercial	48,186,159	62,610,478	41,614,622	841,552	153,252,811
Corporate	29,076,028	32,243,275	23,454,114	504,876	85,278,293
SME	4,771,087	8,555,996	1,727,911	148,502	15,203,496
Others	14,339,044	21,811,207	16,432,597	188,174	52,771,022
Consumer	1,267,269	34,216,968	19,553,651	777,795	55,815,683
Credit card	234,325	9,587,518	2,170,668	-	11,992,511
Vehicle	81,066	3,270,554	2,283,873	365	5,635,858
Order of payment	47,981	2,261,874	7,525,578	545,814	10,381,247
Others	903,897	19,097,022	7,573,532	231,616	27,806,067
Mortgage	79,304	1,095,329	10,509,429	30,057,539	41,741,601
VIS	14,439	284,872	2,540,655	13,343,314	16,183,280
Non-VIS	64,865	810,457	7,968,774	16,714,225	25,558,321
Financial Leases	1,804,964	8,586,693	13,202,556	3,697,391	27,291,604
Small business loans	194,013	919,392	208,405	30,399	1,352,209
Total gross loans and financial leases	51,531,709	107,428,860	85,088,663	35,404,676	279,453,908

December 31, 2023
In millions of COP
Maturity	Less Than 1 Year	Between 1 and 5 Years	Between 5 and 15 Years	Greater Than 15 Years	Total
Commercial	40,601,345	57,828,301	35,936,869	320,881	134,687,396
Corporate	22,360,108	27,329,312	19,970,727	183,507	69,843,654
SME	4,486,326	7,497,307	2,200,274	16,650	14,200,557
Others	13,754,911	23,001,682	13,765,868	120,724	50,643,185
Consumer	1,289,150	26,549,043	26,086,537	667,039	54,591,769
Credit card	417,390	1,755,518	9,034,823	-	11,207,731
Vehicle	55,295	2,982,439	2,371,163	329	5,409,226
Order of payment	57,211	1,872,546	7,061,605	470,527	9,461,889
Others	759,254	19,938,540	7,618,946	196,183	28,512,923
Mortgage	75,189	1,005,831	9,601,783	25,567,605	36,250,408
VIS	23,303	264,232	2,157,322	10,552,767	12,997,624
Non-VIS	51,886	741,599	7,444,461	15,014,838	23,252,784
Financial Leases	1,639,218	9,165,622	12,939,908	3,532,309	27,277,057
Small business loans	208,429	737,255	194,581	4,752	1,145,017
Total gross loans and financial leases	43,813,331	95,286,052	84,759,678	30,092,586	253,951,647
_______________________________________________________
2VIS: Social Interest Homes, corresponds to mortgage loans granted by the financial institutions of amounts less than 135 minimum wages.

•Concentration by past due days
The following table shows the loans and financial leases according to past due days for the periods ending on December 31, 2024 and 2023. Loans or financial leases are considered past due if it is more than one month overdue (i.e. 31 days):

December 31, 2024
In millions of COP
Past-due
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	More Than 360 Days	Total
Commercial	147,402,632	531,609	280,750	1,515,324	3,522,496	153,252,811
Consumer	51,393,527	1,761,496	624,945	1,776,361	259,354	55,815,683
Mortgage	38,560,253	1,184,755	285,466	830,743	880,384	41,741,601
Financial Leases	26,331,118	247,056	58,435	273,619	381,376	27,291,604
Small Business Loans	1,242,568	36,196	8,848	45,608	18,989	1,352,209
Total	264,930,098	3,761,112	1,258,444	4,441,655	5,062,599	279,453,908

December 31, 2023
In millions of COP
Past-due
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	More Than 360 Days	Total
Commercial	129,866,971	500,794	205,141	1,777,620	2,336,870	134,687,396
Consumer	49,418,431	2,244,017	794,005	1,994,748	140,568	54,591,769
Mortgage	33,524,034	1,290,817	212,433	599,351	623,773	36,250,408
Financial Leases	26,436,493	247,124	56,434	196,578	340,428	27,277,057
Small Business Loans	1,005,725	50,138	14,859	58,244	16,051	1,145,017
Total	240,251,654	4,332,890	1,282,872	4,626,541	3,457,690	253,951,647
•Concentration of loans by economic sector

The following table contains the detail of the portfolio of loans and financial leases by main economic activity of the borrower for the periods ending on December 31, 2024 and 2023:

December 31, 2024
In millions of COP
Economic sector	Loans and advances
	Local	Foreign	Total
Agriculture	5,520,414	2,813,604	8,334,018
Petroleum and Mining Products	2,126,602	636,010	2,762,612
Food, Beverages and Tobacco	10,132,520	2,164,911	12,297,431
Chemical Production	4,507,362	364,649	4,872,011
Government	10,256,608	627,705	10,884,313
Construction	14,441,608	9,134,115	23,575,723
Commerce and Tourism	24,920,337	8,480,380	33,400,717
Transport and Communications	12,313,907	597,216	12,911,123
Public Services	13,253,631	1,265,243	14,518,874
Consumer Services	61,263,015	35,692,512	96,955,527
Commercial Services	30,662,353	13,347,867	44,010,220
Other Industries and Manufactured Products	9,671,905	5,259,434	14,931,339
Total	199,070,262	80,383,646	279,453,908

December 31, 2023
In millions of COP
Economic sector	Loans and advances
	Local	Foreign	Total
Agriculture	5,162,973	2,488,789	7,651,762
Petroleum and Mining Products	1,846,238	234,523	2,080,761
Food, Beverages and Tobacco	9,147,936	888,429	10,036,365
Chemical Production	4,299,308	25,409	4,324,717
Government	8,369,707	887,448	9,257,155
Construction	16,202,035	5,561,782	21,763,817
Commerce and Tourism	23,803,830	11,068,049	34,871,879
Transport and Communications	9,574,318	351,176	9,925,494
Public Services	11,758,265	1,286,561	13,044,826
Consumer Services	59,032,642	32,965,565	91,998,207
Commercial Services	27,474,593	7,217,591	34,692,184
Other Industries and Manufactured Products	8,679,684	5,624,796	14,304,480
Total	185,351,529	68,600,118	253,951,647
•Credit concentration by country

The following information shows the concentration of the loans and financial leases by country in which the Bank are located as of December 31, 2024 and 2023:

December 31, 2024
In millions of COP
Country	Loans and advances	% Participation	Allowance for loans and advances and lease losses	% Participation
Colombia	190,956,423	68.33%	(12,490,991)	77.20%
Panamá	47,300,183	16.93%	(2,089,269)	12.91%
El Salvador	18,712,218	6.70%	(598,710)	3.70%
Guatemala	21,125,637	7.56%	(995,339)	6.15%
Puerto Rico	1,359,447	0.49%	(5,429)	0.03%
Total	279,453,908	100.00%	(16,179,738)	100.00%

December 31, 2023
In millions of COP
Country	Loans and advances	% Participation	Allowance for loans and advances and lease losses	% Participation
Colombia	181,951,462	71.65%	(13,133,577)	80.96%
Panamá	38,599,152	15.20%	(1,645,802)	10.14%
El Salvador	15,373,156	6.05%	(552,236)	3.40%
Guatemala	16,958,954	6.68%	(887,518)	5.47%
Puerto Rico	1,068,923	0.42%	(3,970)	0.02%
Total	253,951,647	100.00%	(16,223,103)	100.00%
•Credit concentration by economic group
As of December 31, 2024 and 2024, concentration of the 20 largest economic groups amounted to COP 39,877,880 M and COP 34,134,547 M, respectively. This exposure corresponds to all credit active operations of these groups.

c.Credit quality – Loans and Advances
The following information about credit quality of the borrower for the periods ending December 31, 2024 and 2023:

December 31, 2024
In millions of COP
Classification	Stage 1	Stage 2	Stage 3	Total
Commercial	137,761,467	5,545,788	9,945,556	153,252,811
Consumer	46,697,013	5,118,607	4,000,063	55,815,683
Mortgage	37,076,580	2,701,930	1,963,091	41,741,601
Small Business Loans	1,175,803	91,256	85,150	1,352,209
Financial Leases	22,561,434	3,212,710	1,517,460	27,291,604
Loans and Advances	245,272,297	16,670,291	17,511,320	279,453,908

December 31, 2023
In millions of COP
Classification	Stage 1	Stage 2	Stage 3	Total
Commercial	120,773,927	5,453,537	8,459,932	134,687,396
Consumer	46,060,615	4,407,067	4,124,087	54,591,769
Mortgage	32,210,648	2,628,654	1,411,106	36,250,408
Small Business Loans	774,571	260,303	110,143	1,145,017
Financial Leases	22,553,128	3,293,100	1,430,829	27,277,057
Loans and Advances	222,372,889	16,042,661	15,536,097	253,951,647
In order to determine the expected credit loss, the Bank considers the economic conditions and performance of the borrower’s industry, the analysis of payments behavior, events that could negatively affect the borrower’s ability to pay, among others factors.
The expected credit loss is determined either by a collective or individual evaluation according to the amount and characteristics of the loan. For further details please see Note 2 Significant Accounting Policies, section 7.4.5 Impairment of financial assets at amortized cost or at fair value through other comprehensive income “FVOCI”.
Impairment loan portfolio analyzed by individual evaluation at COP 6,527 billion, which represented 2.3% of the total portfolio of the Bank.

The table below shows Stage 3 loans and advances according to their type of evaluation for the periods ending December 31, 2024 and 2023:

December 31, 2024
In millions of COP
Impairment	Individual Evaluation		Collective Evaluation
	Amount	ECL	Amount	ECL
Commercial	6,007,099	3,443,047	3,938,457	2,854,636
Consumer	-	-	4,000,063	3,482,791
Mortgage	-	-	1,963,091	761,031
Financial Leases	519,462	290,932	997,998	444,282
Small Business Loan	-	-	85,150	54,279
Total	6,526,561	3,733,979	10,984,759	7,597,019

December 31, 2023
In millions of COP
Impairment	Individual Evaluation		Collective Evaluation
	Amount	ECL	Amount	ECL
Commercial	5,198,384	2,825,357	3,261,548	2,401,344
Consumer	-	-	4,124,087	3,460,299
Mortgage	-	-	1,411,106	553,370
Financial Leases	562,716	315,979	868,113	356,526
Small Business Loan	-	-	110,143	77,923
Total	5,761,100	3,141,336	9,774,997	6,849,462

Sensitivity analysis
The variables with the greatest influence for each country on the expected credit loss (ECL) assessment for the loan portfolio and financial leasing are:

Colombia:

•Consumer price index: due to its significant impact on the clients’ repayment capacity;
•Interest rates: because of its direct impact on the obligations’ repayment.

Panama:

•Consumer price index: due to its significant impact on the clients’ repayment capacity;
•Balance of trade: due to the influence on the client’s income.

El Salvador:

•Consumer price index: due to its significant impact on the clients’ repayment capacity;
•Budget balance: due to the effect of government spending and fiscal policies on the economy.

Guatemala:

•Consumer price index: due to its significant impact on the clients’ repayment capacity;
•Interest rates: because of its direct impact on the obligations’ repayment.

The change in the expected credit losses (ECL) at 31 of December 2024, as a result of a possible positive or negative 1% (100 basis points) change in those variables were assessed based on the assumptions used to calculate the ECL for each of the scenarios: base, optimistic and pessimistic, as following:

Interest Rate - Trade balance - Fiscal balance
In Millions of COP
		[+1%]	Unchanged	[-1%]
	[+1%]	182,233	88,755	4,983

Inflation	Unchanged	93,478	-	-83,772

	[-1%]	13,601	(79,877)	-163,649

The Bank has estimated the impact on the expected credit loss (ECL) assuming the forward-looking scenarios (e.g. optimistic and pessimistic) were weighted 100% instead of applying scenario probability weights across the two scenarios. The table below shows the impact on the expected credit loss (ECL) for each methodology:

Expected credit loss by scenarios
In millions of COP
	2024		2023
Methodologies	Optimistic	Pessimistic	Optimistic	Pessimistic
Collective methodology	(435,740)	368,782	(437,294)	343,209
Collateral methodology	(155,591)	173,438	(149,983)	137,172
Individual methodology(1)	(408,368)	763,362	(240,474)	605,152
Total	(999,699)	1,305,582	(827,751)	1,085,533
(1) For individual methodology, the applied scenarios are the base in the optimistic scenario and the alternative in the pessimistic scenario with a weighting of 100% each.
d.Credit Risk Management – Other Financial Instruments:
Each one of the positions that make up the portfolio complies with the policies and limits that seek to diminish credit risk exposure. Those policies are, among others:
•Term Limits: The Credit Committee evaluates and reviews the result of the authorized model for the different counterparties according to quantitative and qualitative variables, allowing it to establish the maximum term to which the Bank wishes to have exposure..
•Credit Limits: Approved limits under the model and with authorization from the Credit Committee, as well as the exposure, are monitored in line or batch, in such a way as to mitigate the occurrence of excesses and, in the event that there is a need for them, applies to the current attribution system.
•Counterparty Limits: These limits, derived from the credit limits or from allocation models and are verified by the Front Office prior to the close of operations.
•Master Agreement: These bilateral agreements describe the handling of operations between the counterparties in accordance with good international practices and that limit the legal and financial risk under the occurrence of events of default (failure to pay or delivery). Mitigation mechanisms, procedures to be carried out in the case of these events of default, special conditions by type of operation and that are applied to OTC derivatives, Repos and other securities financing transactions, are all agreed upon.
•Margin Agreements: For OTC derivatives operations and other securities financing transactions, agreements that regulate the administration of guarantees, haircuts, adjustment periods, minimum transfer amounts, etc., and that limit risk for a period of time (one day, one week, etc.), are established for counterparties involved in the operation.
•Counterparty Alerts: There are financial, qualitative and market indicators that allow the Bank to establish damages to the credit quality of an issuer or counterparty.
e.Credit Quality Analysis - investment financial instruments:
In order to evaluate the credit quality of a counterparty or issuer (to determine a risk level or profile), the Bank relies on two rating systems: an external one and an internal one, both of which allow to identify a degree of risk differentiated by segment and country and to apply the policies that have been established for issuers or counterparties with different levels of risk, in order to limit the impact on liquidity and/or the income statement of the Bank.

External credit rating system is divided by the type of rating applied to each instrument or issuer; in this way the geographic location, the term and the type of instrument allow the assignment of a rating according to the methodology that each examining agency uses.
Internal credit rating system: the “ratings or risk profiles” scale is created with a range of levels that go from low risk to high risk (this can be reported in numerical or alphanumerical scales), where the rating model is sustained by the implementation and analysis of qualitative and quantitative variables at sector level, which according to the relative analysis of each variable, determine credit quality; in this way the internal credit rating system aims to establish adequate margin in decision-making regarding the management of financial instruments.
Credit Quality Analysis of the Bank

Maximum Exposure to Credit Risk
In millions of COP
	Debt instruments		Equity		Other financial instruments(1)		Derivatives(2)
	2024	2023	2024	2023	2024	2023	2024	2023
Low Risk	29,130,380	21,078,496	363,198	220,967	1,712	21,976	834,821	1,711,788
Medium Risk	4,873,025	827,469	57,119	17,354	16,479	-	1,154	316
High Risk	2,580,107	3,242,504	677	587	2,966	2,966	7,086	17,327
Without Rating	-	-	590,316	304,302	13,228	13,377	86,437	95,319
Total	36,583,512	25,148,469	1,011,310	543,210	34,385	38,319	929,498	1,824,750
(1)Corresponds to SAFE "Simple Agreement for Future Equity".
(2)For derivatives transactions counterparty risk is disclosed as long as the valuation is positive.
In accordance with the criteria and considerations specified in the internal rating allocation and external credit rating systems methodologies, the following schemes of relation can be established, according to credit quality given to each one of the qualification scales:
Low Risk: All investment grade positions (from AAA to BBB-), as well as those issuers that according to the information available (financial statements, relevant information, external ratings, CDS, among others) reflect adequate credit quality.
Medium Risk: All speculative grade positions (from BB+ to BB-), as well as those issuers that according to the available information (Financial statements, relevant information, external qualifications, CDS, among others) reflect weaknesses that could affect their financial situation in the medium term.
High Risk: All positions of speculative grade (from B+ to D), as well as those issuers that according to the information available (Financial statements, relevant information, external qualifications, CDS, among others) reflect a high probability of default of financial obligations or that already have failed to fulfill them.
•Financial credit quality of other financial instruments that are not in default nor impaired in value
Debt instruments: 100% of the debt instruments are not in default.
Equity: The positions do not represent significant risks.
Derivatives: 99.9% of the credit exposure does not present incidences of material default. The remaining percentage corresponds to default events at the end of the period.

•Maximum exposure level to the credit risk given:

Maximum Exposure to Credit Risk
In millions of COP
	Maximum Exposure		Collateral(1)		Net Exposure
	2024	2023	2024	2023	2024	2023
Debt instruments	36,583,512	25,148,469	(1,669,011)	(1,407,484)	34,914,501	23,740,985
Derivatives **	929,498	1,824,750	(589,098)	(698,662)	340,400	1,126,088
Equity	1,011,310	543,210	-	-	1,011,310	543,210
Other financial instruments	34,385	38,319	-	-	34,385	38,319
Total	38,558,705	27,554,748	(2,258,109)	(2,106,146)	36,300,596	25,448,602
•Analysis of the maturity of other financial instruments past due but not impaired
–Debt instruments: Portfolio does not present past due nor impaired assets.
–Equity: Portfolio does not present impaired assets.
–Derivatives: The past due assets are not material.
•The information corresponding to the individual evaluation of impairment at the end of the period for other financial instruments, is detailed as follows:
Debt instruments

Maximum Exposure to Credit Risk
In millions of COP
	Exposure		Impairment		Final Exposure
	2024	2023	2024	2023	2024	2023
Fair Value	28,119,697	18,244,584	6,513	5,562	28,113,184	18,239,022
Amortized Cost	8,463,815	6,903,885	58,937	55,803	8,404,878	6,848,082
Total	36,583,512	25,148,469	65,450	61,365	36,518,062	25,087,104
Equity

Maximum Exposure to Credit Risk
In millions of COP
	Exposure		Impairment		Final Exposure
	2024	2023	2024	2023	2024	2023
Fair Value through profit or loss	537,213	98,853	-	-	537,213	98,853
Fair Value through OCI	474,097	444,357	-	-	474,097	444,357
Total	1,011,310	543,210	-	-	1,011,310	543,210
Collateral- investment financial instruments:
Level of collateral: respect to the type of asset or operation, a collateral level is determined according to the policies defined for each product and the market where the operation is carried out.
Assets held as collateral in organized markets: the only assets that can be received as collateral are those defined by the central counterparties, the stock market where the operation is negotiated, those assets that are settled separately in different contracts or documents, which can be managed by each organization and must comply with the investment policies defined by the Bank, taking into account the credit limit for each type of asset or operation received or delivered, which collateral received are the best credit quality and liquidity.

Assets received as bilateral collateral between counterparties: the collateral accepted in international OTC derivative operations is agreed on bilaterally in the Credit Support Annex (CSA)1 and with fulfillment in cash in dollars and managed by Citibank N.A.. This company acts on behalf of Bancolombia for making international margin calls and providing a better management of the collateral.
Collateral adjustments for margin agreements: the adjustments will be determined by the criteria applied by both the external and internal regulations in effect, and at the same time, mitigation standards are maintained so that the operation fulfills the liquidity and solidity criteria for settlement. Among the main characteristics by product or market, we have:
–With respect to the derivative operations, these are carried out daily, with threshold levels of zero for the majority of counterparties, which reduces the exposure to a term that does not exceed 10 days, according to Basel.
–For buy-sell backs, repos and other securities financing transactions, daily monitoring is done in order to establish the need to adjust the collateral in such a way that these are applied in as little time as possible, according to the contracts or market conditions.
–For all international counterparties, margin agreements that limit exposure to the maximum and with a daily adjustment period are celebrated. These margin agreements are celebrated under ISDA(International Swaps and Derivatives Association)2 and GMRA (Global Master Repurchase Agreement)3 both for OTC derivatives and securities financing transactions.
–For every local counterparty, the local framework agreement is signed (agreement developed by the industry) and the mitigating actions to apply in each operation are agreed upon, whether for margin agreements, re-couponing, early termination, among others.
–For repos, buy-sell backs and other securities financing transactions, these are agreed upon by organized markets that in general implicate complying with haircut or additional collateral rules.
–The central counterparty carries out daily control and monitoring processes in order to comply with the rules imposed by these organizations in such a way that we are always making daily adjustments at the demanded collateral level.
1 A Credit Support Annex (CSA) provides credit protection by setting forth the rules governing the mutual posting of collateral. CSAs are used in documenting collateral arrangements between two parties that trade privately negotiated (over-the-counter) derivative securities. The trade is documented under a standard contract called a master agreement, developed by the International Swaps and Derivatives Association (ISDA).
Privately negotiated (over-the-counter) derivative securities. The trade is documented under a standard contract called a master agreement, developed by the International Swaps and Derivatives Association (ISDA).2
ISDA: Organization of participants in the OTC derivatives markets. Its main objective is to establish a reference framework through standard contracts for OTC derivatives trading.
3 GMRA: It is a model legal agreement designed for parties transacting repos and is published by the International Capital Market Association (ICMA).

•Level of collateral held:

Maximum Exposure to Credit Risk
In millions of COP
	Maximum Exposure		Collateral(1)		Net Exposure
	2024	2023	2024	2023	2024	2023
Debt instruments	36,583,512	25,148,469	(1,669,011)	(1,407,484)	34,914,501	23,740,985
Derivatives **	929,498	1,824,750	(589,098)	(698,662)	340,400	1,126,088
Equity	1,011,310	543,210	-	-	1,011,310	543,210
Other financial instruments	34,385	38,319	-	-	34,385	38,319
Total	38,558,705	27,554,748	(2,258,109)	(2,106,146)	36,300,596	25,448,602
(1) Collateral Held (-) and Collateral Pledged (+).
f.Credit risk concentration - other financial instruments:
According to the regulations, the Bank must control on a daily basis the risk of positions of the Bank’s companies where the same issuer or counterparty stands, below the legal limits.
By the same way, the positions of the Bank are verified in respect of the authorized risk levels in each country in order to guarantee the alerts and positions limits, that are considered outside of the Bank risk appetite.

	Debt instruments		Equity		Other financial instruments(1)		Derivatives(2)
	2024	2023	2024	2023	2024	2023	2024	2023
Sector Concentration
Corporate	4,764,748	3,675,913	337,332	279,396	16,479	23,887	362,568	951,573
Financial	5,612,993	4,626,294	252,731	211,037	17,906	14,432	317,722	870,598
Government	26,201,390	16,827,596	-	-	-	-	829	-
Funds ETF	4,381	18,666	421,247	52,777		-	248,379	2,579
Total	36,583,512	25,148,469	1,011,310	543,210	34,385	38,319	929,498	1,824,750
Concentration by Region
North America	6,109,348	4,666,195	273	197	-	-	132,870	344,639
Latam	30,441,888	20,440,893	706,437	529,033	34,385	38,319	426,424	1,009,595
Europe	32,276	41,381	3,908	-	-	—	147,533	467,937
Others (Includes Funds and ETF)	-	—	300,692	13,980	-	-	222,671	2,579
Total	36,583,512	25,148,469	1,011,310	543,210	34,385	38,319	929,498	1,824,750
(1)Corresponds to SAFE "Simple Agreement for Future Equity".
(2)For derivatives transactions counterparty risk is disclosed as long as the valuation is positive.

Risk exposure by credit rating

Maximum Exposure to Credit Risk
In millions of COP
	Other financial instruments(1)
	2024	2023
Sovereign Risk	14,487,622	7,520,002
AAA	10,113,581	9,613,353
AA+	4,714,501	2,934,561
AA	770,266	761,139
AA-	68,124	285,253
A+	906,847	763,754
A	465,978	465,025
A-	352,619	396,755
BBB+	587,802	604,672
BBB	221,092	243,820
BBB-	219,676	1,808,396
Other	4,960,616	1,745,020
Not rated	689,981	412,998
Total	38,558,705	27,554,748
(1) Internal homologation
At the end of the year, the Bank’s positions are not in excess of the concentration limit, according to the applicable laws.
Market risk
Market risk refers to the risk of losses in the Bank’s treasury book due to changes in equity prices, interest rates, foreign-exchange rates and other indicators whose values are set in a public market. It also refers to the probability of unexpected changes in net interest income and equity economic value of equity as a result of a change in market interest rates.
Market risk stems from the following activities at the Bank:
a)Trading: Includes purchase - sale and positioning mainly in fixed income securities, equities, currencies and derivatives, as well as the financial services provided to customers, such as brokerage. Trading instruments are recorded in the treasury book and are managed by the Treasury Division which is also responsible for the aggregated management of exchange rate exposures arising from the banking book and treasury book.
Market risk can also arise from the crypto market fluctuations that affect our crypto assets portafolio held in reserve to facilitate our clients activities of Wenia, our digital asset company in Bermudas, which is the only company in Grupo Bancolombia authorized to take this kind of assets, according to our internal policies.
b)Balance sheet management: Includes the Bank's assets and liabilities that are not part of the treasury and those operations intended to cover the banking book. The Assets Liability Management Division is responsible for the balance sheet management, preserving the stability of the financial margin and the economic value of equity, maintaining adequate levels of liquidity and solvency. Non-trading instruments are recorded in the Bank’s banking book (the “Banking Book”), which includes primarily loans, time deposits, checking accounts and savings accounts.

In the Bank, the market risks are identified, measured, monitored, controlled and reported in order to support the decision-making process for their mitigation, and to create greater shareholder value added.
The guidelines, policies and methodologies for market risks management are approved by the Board of Directors, thus guaranteeing the congruence and consistency in the risk appetite among subsidiaries. Each country has a local Market and Liquidity Risk Management Office that applies at an individual level the principles of the Bank´s Market Risks Management Strategy. The Board of Directors and senior management have formalized the policies, procedures, strategies and rules of action for market risk administration in its “Market Risk Manual”. This manual defines the roles and responsibilities within each subdivision of the Bank and their interaction to ensure adequate market risk administration.
The Bank´s Corporate Market and Liquidity Risks Management Office, responsible for monitoring and permanently controlling compliance with the limits established, is set up with clear independence from the trading and businesses units, ensuring enforcement authority. This independent control function is complemented by regular reviews conducted by the Internal Audit.
The Bank’s Corporate Market and Liquidity Risks Management Office is responsible for: (a) identifying, measuring, monitoring, and controlling the market risk inherent in the Bank’s businesses: (b) the Bank’s exposure under stress scenarios and confirming compliance with the Bank’s risk management policies: (c) designing the methodologies for valuation of the market value of certain securities and financial instruments: (d) reporting to senior management and the Board of Directors any violation of the Bank’s risk management policies: (e) reporting to the senior management on a daily basis the levels of market risk associated with the trading instruments recorded in its treasury book, and (f) proposing policies to the Board of Directors and to senior management that ensure the maintenance of predetermined risk levels. The Bank has also implemented an approval process for new products across each of its subdivisions. This process is designed to ensure that each subdivision is prepared to incorporate the new product into its procedures, that every risk is considered before the product is incorporated and that approval is obtained from the Board of Directors before the new product can be sold.
Market risks arising from trading instruments are measured at the Bank using two different Value at Risk (VaR) methodologies: the standard methodology required by the SFC, and the internal methodology of historical simulation. The standard methodology is established by “Chapter XXXI of the Basic Accounting Circular”, based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee, and is reflected in the Bank’s Capital Adequacy (Solvency) ratio. The internal methodology of weighted historical simulation uses a confidence level of 99%, a holding period of 10 days, and a time frame of one year or at least 250 days from the reference date of the VaR calculation is used, for digital assets the internal methodology uses a holding period of 1 days and a time frame of 4 years, using a multivariate GARCH family model. The standard methodology is used to report the market risk exposure to the Financial Superintendency and is also used to measure the capital requirements for the Bank, therefore the analysis below is based on information obtained from this model.

The Bank’s VaR limits structure for trading activities, is sufficiently granular to conduct an effective control of the various types of market risk factors on which an exposure is held. It ensures that the market risk is not concentrated in certain asset classes and maximizes the portfolio diversification effect. These limits are defined by companies, products or by risk takers. The majority of the limits are based on the maximum VaR values to which a certain portfolio can be exposed, nevertheless, loss triggers, stop loss and sensitivity warning levels are also set, especially in the derivatives portfolios. The limits are approved by the Board of Directors, and set based on factors such as tolerance for losses, capital resources and market´s complexity and volatility. They are monitored daily, and their excesses or violations are reported to the Board of Directors and the Risk Committee.
In order to capture the tail risks, the Expected Shortfall is estimated, with a confidence interval of 97.5%, which corresponds to the expected value of the losses that are greater than or equal to the VaR.Additional measurements such as stress tests are performed, to identify extreme unusual situations that could cause severe losses. Stress simulations include historical events and hypothetical scenarios. Back testing or model validation techniques through comparison of predicted and actual loss level are applied on a regular basis to analyze and contrast the accuracy of the VaR calculation methodology in order to confirm its reliability, and make adjustments to the models if necessary.

Within the control and monitoring processes of market risks, reports are elaborated on a daily and monthly basis. They include an analysis of the most relevant risk measures and allow for monitoring the exposure levels to market risks and to the legal and internal limits established for each one of the levels of the Bank. These reports are taken as an input for the decision-making process in the different Committees and management of the Bank.
For management and control of the market risks of activities other than trading, the Bank uses a comprehensive approach, with a short-term vision, measuring the sensitivity of the net interest margin over a one-year horizon, and a long-term vision, estimating the impact on the economic value of equity through different scenarios. Additionally, triggers are defined for monitoring and controling exposure to the interest rate risk of the banking book positions, which are periodically reported to Senior Management.
The market risk management of the positions in the banking book is carried out in a decentralized and independent manner in each of the banking entities of the Bank, by the Asset and Liability Management areas, in the Finance Department.
Market Risk and banking book's interest rate risk management

The following section describes the market risks to which the Bank is exposed and the tools and methodologies used to measure these risks as of December 31, 2024. The Bank faces market risk as a consequence of its lending, trading and investments businesses.
The Bank uses VaR calculation to limit its exposure to the market risk of its Treasury Book. The Board of Directors is responsible for establishing the maximum VaR based on its assessment of the appropriate level of risk for Bancolombia. The Risks Committee is responsible for establishing the maximum VaR for each company and the Propietary Trading Risks Committee is responsible for establishing the maximum VaR by type of investment. These limits are supervised on a daily basis by the Market Risk Management Office.
For the management of the interest rate risk of the banking book, the Bank estimates the impact of changes in market rates on the net interest income and the economic value of equity. In addition, the foreign currency exchange rate exposures arising from the banking book are provided to the Treasury Division where these positions are aggregated and managed.

a.Measurement of market risk of trading instruments
The Bank currently measures the treasury book exposure to market risk (including OTC derivatives positions) as well as the currency risk exposure of the banking book, which is provided to the Treasury Division, using a VaR methodology established in accordance with “Chapter XXXI of the Basic Accounting Circular”, issued by the SFC.
The VaR methodology established by “Chapter XXXI of the Basic Accounting Circular” is based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee, which focuses on the treasury book and excludes investments classified as amortized cost which are not being given as collateral and any other investment that comprises the banking book, such as non-trading positions excluding the currency risk position stemming from investment in affiliated but not consolidated entities denominated in foreign currencies. In addition, the methodology aggregates all risks by the use of correlations, through an allocation system based on defined zones and bands, affected by given sensitivity factors.
The total market risk for the Bank is calculated by the arithmetical aggregation of the VaR calculated for each subsidiary. The aggregated VaR is reflected in the Bank’s Capital Adequacy (Solvency) ratio, in accordance with Decree 2555 de 2010.
For purposes of VaR calculations, a risk exposure category is any market variable that is able to influence potential changes in the portfolio value. Taking into account a given risk exposure, the VaR model assesses the maximum loss not exceeded, over a given period of time. The fluctuations in the portfolio’s VaR depend on volatility, modified duration and positions changes relating to the different instruments that are subject to market risk.
The relevant risk exposure categories for which VaR is computed by the Bank according to “Chapter XXXI, Appendix VI of the Basic Accounting Circular” are: (i) interest rate risks relating to local currency, foreign currency and UVR; (ii) currency risk; (iii) stock price risk; (iv) fund risk. and (v) credit default swaps risk.
•Interest Rate Risk (Treasury Book)
The interest rate risk is the probability of decrease in the market value of the position due to fluctuations in market interest rates. The Bank calculates the interest rate risk for positions in local currency, foreign currency and UVR separately; in accordance with Chapter XXXI of the Basic Accounting Circular issued by the SFC.
In the first instance, the interest rate risk exposure is determined by the sensitivity calculation for the net position of each instrument. This sensitivity is calculated as the net present value (NPV) of each instrument, its corresponding modified duration and the estimated variation of interest rates. The possible variations in the interest rates are established by the SFC according to the historical behavior of these variables in the markets, and they are a function of the duration and currency, as seen in the following table:

		Modified Duration		Changes in Interest Rates (bps)
Zone	Band	Lower Limit	Upper Limit	Legal Currency	UVR	Currency Currency
	1	0	0.08	274	274	100
Zone 1	2	0.08	0.25	268	274	100
	3	0.25	0.5	259	274	100
	4	0.5	1	233	274	100
	5	1	1.9	222	250	90
Zone 2	6	1.9	2.8	222	250	80
	7	2.8	3.6	211	220	75
	8	3.6	4.3	211	220	75
	9	4.3	5.7	172	200	70
	10	5.7	7.3	162	170	65
Zone 3	11	7.3	9.3	162	170	60
	12	9.3	10.6	162	170	60
	13	10.6	12	162	170	60
	14	12	20	162	170	60
	15	20		162	170	60
Once the sensitivity factor is calculated for each position, the modified duration is then used to classify each position within its corresponding band. A net sensitivity is then calculated for each band, by determining the difference between the sum of all long-positions and the sum of all short-positions. Then a net position is calculated for each zone (which consists of a series of bands) determined by the SFC. The final step is to make adjustments within each band, across bands and within each zone, which results in a final number that is the interest rate risk VaR by currency. Each adjustment is performed following the guidelines established by the SFC.
The Bank’s exposure to interest risk primarily arises from investments in Colombian government’s treasury bonds (TES) and other Colombian government securities.

•Currency (Treasury and Banking Book), Equity (Treasury Book) and Fund (Treasury Book) Risk
The VaR model uses a sensitivity factor to calculate the probability of loss due to fluctuations in the price of stocks, funds and currencies in which the Bank maintains a position. As previously indicated, the methodology used in these financial statements to measure such risk consists of computing VaR, which is derived by multiplying the position by the maximum probable variation in the price of such positions (“∆p”). The (“∆p”) is determined by the SFC, as shown in the following table:

Currency	Sensitivity Factor
United States Dollar	12.49%
Euro	11.00%
Other currencies	13.02%
Equity and Fund Risk	14.70%
The SFC according to historical market performance establishes the interest rate’s fluctuations and the sensitivity factors for currency, equity and fund risk used in the model.
•Total Market Risk VaR
The total market risk VaR is calculated as the algebraic sum of the interest rate risk, the currency risk, the stock price risk, fund risk and the credit default swaps risk which are calculated as the algebraic sum of the Parent Company and each of its subsidiaries’ exposure to these risks. Currently, the Bank not present exposure to credit default swaps risk.
The total market risk VaR had a 54.9% increase, from COP 1,096,000 in December 31, 2023 to COP 1,697,566 as of December 31, 2024. This increase was highlighted by the foreign exchange rate risk, driven by a greater exposure to the US Dollar. This was followed by an increase in exposure to the interest rate factor, driven by higher investments in Colombian government’s treasury bonds (TES). Additionally, factors related to equity and fund risk portfolios showed an increase, mainly due to valuations in the Colombia Real Estate Fund.

The following table presents the total change in market risk and other risk factors.

December 2024
In millions of COP
Factor	December 31	Average	Maximum	Minimum
Interest Rate Risk VaR	540,397	507,425	586,194	433,465
Foreign Exchange Rate Risk VaR	764,920	554,900	764,920	364,421
Equity Risk VaR	360,287	351,134	360,287	340,363
Fund Risk VaR	31,962	25,653	31,962	18,005
Total Value at Risk	1,697,566	1,439,112

December 2023
In millions of COP
Factor	December 31	Average	Maximum	Minimum
Interest Rate Risk VaR	405,467	418,472	542,464	383,914
Foreign Exchange Rate Risk VaR	332,662	185,624	374,407	51,410
Equity Risk VaR	342,024	332,443	347,539	312,136
Fund Risk VaR	15,847	23,292	27,923	15,847
Total Value at Risk	1,096,000	959,831

*As of December 31, 2024, the proprietary cryptocurrency portfolio of Wenia amounted to USD 956.3 thousand, with a Value at Risk (VaR) of USD 17.2 thousand. The VaR was calculated using an internal methodology based on a Dinamic Conditional Correlation (DCC) GARCH model, with a one-day time horizon and a 99% of confidence level.

Between December 31, 2024 and 2023, the average Total VaR was COP 1,439 billion, the maximum value COP 1,734 billion, and the minimum value COP 1,182 billion.

•Assumptions and Limitations of VaR Models
Although VaR models represent a recognized tool for risk management, they have inherent limitations, including reliance on historical data that may not be indicative of future market conditions or trading patterns. Accordingly, VaR models should not be viewed as predictive of future results. The Bank may incur losses that could be materially in excess of the amounts indicated by the models on a particular trading day or over a period of time, and there have been instances when results have fallen outside the values generated by the Bank’s VaR models. A VaR model does not calculate the greatest possible loss. The results of these models and analysis thereof are subject to the reasonable judgment of the Bank’s risk management personnel.
•The Bank’s results could adversely affected with high inflation rate
High level of inflation increases interest rates and reduces the market value of the Bank´s debt instruments and increases the market risk in general. Inflation also impacts the real interest rate. When the inflation rate is higher than the nominal interest rate, negative real interest rates discourage saving and the greater variability increases uncertainty and risk, not only in the loan market but also in the stock market.
b.Non-trading instruments market risk measurement
The banking book’s relevant risk exposure is interest rate risk, which is the probability of unexpected changes in net interest income or in the economic value of equity as a result of a change in market interest rates. Changes in interest rates affect the Bank’s earnings because of timing differences on the repricing of the assets and liabilities. The Bank manages the interest rate risk arising from banking activities in non-trading instruments by analyzing the interest rate mismatches between its interest earning assets and its interest bearing liabilities, and estimates the impact on the net interest income and the economic value of equity. The foreign currency exchange rate exposures arising from the banking book are provided to the Treasury Division where these positions are aggregated and managed.
•Interest Risk Exposure (Banking Book)
The Bank has performed a sensitivity analysis of market risk sensitive instruments estimating the impact on the net interest income of each position in the Banking Book, using a repricing model and assuming positive parallel shifts of 100 basis points (bps).
The table 1 provides information about Bancolombia’s interest rate sensitivity for the statement of financial position items comprising the Banking Book.

Table 1. Sensitivity to Interest Rate Risk of the Banking Book
The chart below provides information about Bancolombia’s interest rate risk sensitivity in local currency (COP) at December 31, 2024 and December 31, 2023:

	December 31, 2024	December 31, 2023
In millions of COP
Assets sensitivity 100 bps	1,262,776	1,152,782
Liabilities sensitivity 100 bps	915,528	595,749
Net interest income sensitivity 100 bps	347,248	557,033
The chart below provides information about Bancolombia’s interest rate risk sensitivity in foreign currency (US dollars) at December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
In millions of USD
Assets sensitivity 100 bps	76,219	75,052
Liabilities sensitivity 100 bps	83,051	74,800
Net interest income sensitivity 100 bps	(6,832)	252
A positive net sensitivity denotes a higher sensitivity of assets than of liabilities and implies that a rise in interest rates will positively affect the Bank´s net interest income. A negative sensitivity denotes a higher sensitivity of liabilities than of assets and implies that a rise in interest rates will negatively affect the Bank´s net interest income. In the event of a decrease in interest rates, the impacts on net interest income would be opposite to those described above.
Total Exposure:
The net interest income sensitivity in local currency for the banking book instruments, entered for other than trading purposes with positive parallel shifts of 100 basis points was COP 347,248. The variation in the sensitivity of the net interest margin between December 2023 and December 2024 is due to the increase in the sensivity of demand deposits .
On the other hand, the sensitivity to the net interest margin in foreign currency, assuming the same parallel shift of 100 basis points, presented a increase between December 2024 and December 31, 2023, due to increase in demand deposits and time deposits.

•Assumptions and Limitations
Net interest income sensitivity analysis is based on the repricing model and considers the following key assumptions: (a) does not consider prepayments for Banistmo, BAM, Bancolombia Panamá, Bancolombia Puerto Rico y Banco Agrícola, new operations, defaults, etc., (b); the fixed rate instruments sensitivity, includes the amounts with maturity lower than one year and assumes these will be disbursed at market interest rates and (c) changes in interest rate occur immediately and parallel in the yield curves from assets and liabilities for different maturities.

•Structural equity risk exposure (Banking Book)
Bancolombia’s investment banking affiliate, in its role of financial corporation, holds, directly and through its affiliated companies, structural equity investments. These positions are maintained mostly in the industrial and financial sectors. The market value of those investments decreased by 11.9% during the year, from COP 41,096 million as of December 31, 2023 to COP 36,226 million as of December 31, 2024, mainly, as a result of the reduction in the market value of the investments in Enka Shares.

The structural equity positions are exposed to market risk. Sensitivity calculations are made for those positions:

	December 31, 2024	December 31, 2023
Fair Value	36,226	41,096
Delta	14.70%	14.70%
Sensitivity	5,325	6,041
A negative impact of 14.7%, applied to the market value, produces a decrease of COP 5 billion in the structural equity investments market value.
Liquidity risk
Liquidity risk is defined as the inability of a financial firm to meet its debt obligations without incurring unacceptably large losses. Thus, funding liquidity risk is the risk that a firm will not be able to meet its current and future cash flow and collateral needs, both expected and unexpected, without materially affecting its daily operations or overall financial condition. The Bank is sensitive to funding liquidity risk since debt maturity transformation is one of its key business areas.
At the Bank, liquidity prevails over any objective of growth or revenue. Managing liquidity has always been a fundamental pillar of its business strategy, together with capital, in supporting its statement of financial position.
The Bank’s liquidity management model promotes the autonomy of subsidiaries, which must be self-sufficient in their structural funding. Each subsidiary is responsible for meeting the liquidity needs of its current and future activity, within a framework of management coordination at the Bank level. The metrics used to control liquidity risk are developed based on common and homogeneous concepts, but analysis and adaptation are made by each subsidiary.
In line with best governance practices, the Bank has established a clear division of function between executing liquidity management, responsibility of the Asset and Liability Division, and their monitoring and control, responsibility of the Market and Liquidity Risks Management Office.
The different authorities of senior management define the policies and guidelines for managing liquidity risk. These authorities are the Board of Directors, the Risk Committee, and senior management of the Parent Company, which set the risk appetite and define the financial strategy. The ALCO committees (Asset and liability committee) define the objective positioning of liquidity and the strategies that ensure the funding needs derived from businesses. The ALM division (Asset and liability management) and the Market and Liquidity Risks Management Office support the mentioned committees, which elaborate analysis and management proposals, and control compliance with the limits established.
Liquidity Risks Management Office is responsible for proposing the minimum amount of the liquidity reserve, the policies of the liquidity portfolio, defining premises and metrics in order to model the behaviour of the cash flows, proposing and monitoring liquidity limits in line with the Bank's risk appetite, simulating stress scenarios, evaluating and reporting the risks inherent to new products and operations; and submitting the reports required by the internal authorities for decision-making, as well as by regulators. All of the above activities are verified and evaluated by the Internal Audit.
The measures to control liquidity risk include maintaining a portfolio of highly liquid assets, and the definition of triggers and liquidity limits, which enable evaluating the level of exposure of each one of the entities in a proactive way.
The methodologies used to control liquidity risk include the liquidity gaps and stress scenarios. The liquidity gaps measure the mismatches of assets, liabilities and off-balance sheet position´s cash flows, separately for local currency and foreign currency. Regulatory metrics are also applied, in which the contractual maturities are used; and internal models in which the cash flows are adjusted by different ratios, to reflect a more accurate behaviour.

Periodically, a validation of the policies, limits, processes, methodologies and tools to evaluate liquidity risk exposure is performed, in order to establish its pertinence and functionality, and to carry out the necessary adjustments. The Market and Liquidity Risks Management Office elaborate reports daily, weekly and monthly basis in order to monitor the exposure levels and the limits and triggers set up, and to support the decision-making process.
Each subsidiary has its own liquidity contingency plan, which is tested annually. These contingency plans procure the optimization of different funding sources, including obtaining additional funding from the Parent Company.
Liquidity risk management
The Bank’s Board of Directors sets the strategy for managing liquidity risk and delegates responsibility for oversight of the implementation of this policy to ALCO committee that approves the Bank’s liquidity policies and procedures. The Treasury Division manages the Bank’s liquidity position on a day-to-day basis and reviews daily reports covering the liquidity position. A summary report, including any exceptions and remedial action taken, is submitted regularly to Risk Committee and ALCO committees.
a.Liquidity risk exposure:
In order to estimate liquidity risk, the Bank measures a liquidity coverage ratio to ensure holding liquid assets sufficient to cover potential net cash outflows over 30 days. This indicator allows the Bank to meet liquidity coverage for the next month. The liquidity coverage ratio is presented as follows:

Liquidity Coverage Ratio	December 31, 2024	December 31, 2023
Net cash outflows into 30 days	23,887,074	13,752,496
Liquid Assets	59,617,840	50,680,823
Liquidity coverage ratio(1)	249.58%	368.52%
(1) The minimum level required of the liquidity coverage ratio by the legal norm is 100%.

b.Liquid Assets
One of the main guidelines of the Bank is to maintain a solid liquidity position, therefore, the ALCO Committee, has established a minimum level of liquid assets, based on the funding needs of each subsidiary, to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Bank’s reputation.
The following table shows the liquid assets held by Bank:

Liquid Assets(1)	December 31, 2024	December 31, 2023
High quality liquid assets(2)
Cash	27,931,834	25,273,317
High quality liquid securities	24,862,861	19,951,771
Other Liquid Assets
Other securities(3)	6,823,145	5,455,735
Total Liquid Assets	59,617,840	50,680,823
(1)Cash and those liquid assets received by the Central Bank for its operations expansion and monetary contraction are the assets with highest liquidity. Liquid assets are adjusted by a haircut. The following are considered as liquid assets: cash, repos held for trading and investments held for trading in listed shares in Colombia’s stock exchange, in investment funds units or in other trading debt instruments.

(2) High-quality liquid assets: cash and shares that are eligible to be reportable or repo operations, in addition to those liquid assets that the Central Bank receives for its monetary expansion and contraction operations described in paragraph 3.1.1 of the Foreign Regulatory Circular DODM-142 of the Bank of the Republic.
(3) Other Securities: Securities issued by financial and corporate entities.

c.Contractual maturities of financial assets
The tables below set out the remaining contractual maturities of principal and interest balances of the Bank’s financial assets:
Contractual maturities of financial assets December 31, 2024

Financial Assets	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Cash and balances with central bank	24,881,536
Interbank borrowings - Repurchase agreements	7,815,791	146,772
Financial assets investments	2,303,523	13,929,810	13,318,529	5,257,338	7,910,771
Loans and advances to customers	13,067,571	102,476,191	106,645,598	61,320,760	113,075,471
Derivative financial instruments	8,858,966	5,306,353	2,288,557	757,393	847,796
Total financial assets	56,927,387	121,859,126	122,252,684	67,335,491	121,834,038
Contractual maturities of financial assets December 31, 2023

Financial Assets	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Cash and balances with central bank	24,461,384	-	-	-	-
Interbank borrowings - Repurchase agreements	14,497,024	452,847	-	-	-
Financial assets investments	2,467,493	12,311,055	5,462,198	2,597,787	5,525,545
Loans and advances to customers	12,474,473	90,653,852	96,770,268	57,038,679	104,103,871
Derivative financial instruments	3,922,735	12,977,266	4,141,896	1,699,943	1,405,850
Total financial assets	57,823,109	116,395,020	106,374,362	61,336,409	111,035,266
d.Contractual maturities of financial liabilities
The tables below set out the remaining contractual maturities of principal and interest balances of the Bank’s financial liabilities:

Contractual maturities of financial liabilities December 31, 2024:

Financial Liabilities	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Demand deposit from customers	162,015,643
Time deposits from customers	16,673,292	64,079,401	16,502,005	5,879,599	17,667,549
Interbank deposits-Repurchase agreements	1,801,163	46,538	—
Borrowings from other financial institutions	381,534	8,811,727	3,537,113	1,815,062	2,013,978
Debt securities in issue	56,666	1,698,794	6,917,904	1,131,868	5,846,266
Preferred Shares		57,701	115,403	115,403	295,697
Derivative financial instruments	8,644,300	5,100,947	2,152,992	777,663	766,037
Total financial liabilities	189,572,598	79,795,108	29,225,417	9,719,595	26,589,527
Contractual maturities of financial liabilities December 31, 2023:

Financial Liabilities	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Demand deposit from customers	143,307,149	-	-	-	-
Time deposits from customers	15,107,203	57,588,430	17,737,464	6,671,911	18,331,091
Interbank deposits-Repurchase agreements	809,027	242,810	23,431	-	-
Borrowings from other financial institutions	763,580	5,604,327	6,651,228	2,403,786	2,661,657
Debt securities in issue	124,055	3,913,687	4,363,593	6,023,469	3,836,353
Preferred Shares	—	57,701	115,403	115,403	295,697
Derivative financial instruments	3,337,039	13,511,532	4,146,259	1,688,473	1,484,149
Total financial liabilities	163,448,053	80,918,487	33,037,378	16,903,042	26,608,947
The expected cash flows for some financial assets and liabilities may vary significantly from their contractual maturity. The main differences are the following:
•The demand deposits historically have maintained a tendency to remain stable.
•The mortgages loans, in spite of having contractual maturity between 15 and 30 years, its average life is less than these terms.
e.Financial guarantees
The tables below set out the remaining contractual maturities of the Bank’s financial guarantees

December 31, 2024	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
In millions of COP
Financial guarantees	744,077	6,535,071	2,135,249	60,876	669,028

December 31, 2023	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
In millions of COP
Financial guarantees	826,699	9,388,345	1,489,899	450,875	535,380

Interest Rate Benchmark Reform
As part of the LIBOR benchmark reform that is being implemented since 2017 by the Financial Conduct Authority of the UK, in March of the present year, it was announced that the publication of LIBOR on a representative basis will cease for the one-week and two-month USD LIBOR settings immediately after December 31, 2022, and the remaining USD LIBOR settings immediately after June 30, 2023.
The Bank has taken the necessary measures to identify and implement the action plans required to address the discontinuation process of the LIBOR rate. The replacement of th LIBOR rate in USD with the SOFR rate was approved by the Asset and Liability Management (ALM) Committee and the Risk Committee of the Board of Directors. The development of products indexed to the new reference rate (SOFR) has commenced.
The following tables provide a breakdown by currency and nature of financial instruments exposed to the LIBOR rate for the periods ending in December 2023 and December 2024:

December 31, 2024
In millions of COP
USD LIBOR(1)
Assets
Loans	1,890
Bonds	-
Derivatives	-
Total Assets	1,890
Liabilities
Loans	-
Term deposits	-
Total Liabilities	-
1Cessation date: USD LIBOR 06/30/23. Portfolio balances and market value of derivative transactions outstanding at December 31, 2024. These correspond to transactions conducted before June 30, 2023, whose maturity will occur according to the agreed contractual terms.

December 31, 2023
In millions of COP
USD LIBOR(1)
Assets
Loans	66,351
Bonds	-
Derivatives	-
Total Assets	66,351
Liabilities
Loans	323
Term deposits	6,750
Total Liabilities	7,073
1Cessation date: USD LIBOR 06/30/23. Portfolio balances and market value of derivative transactions outstanding at December 31, 2023.
Risk
Any failure by market participants, such as the Bank, and regulators to successfully introduce benchmark rates to replace LIBOR and implement effective transitional arrangements to address the discontinuation of LIBOR could result in disruption of the financial and capital markets. In addition, the transition process to an alternative reference rate could impact the Bank’s business, financial condition or result of operations, as a result of:
•An adverse impact in pricing, liquidity, value, return and trading for a broad array of financial products, loans and derivatives that are included in the Bank’s financial assets and liabilities.
•Extensive changes to internal processes and documentation that contain references to LIBOR or use formulas that depend on LIBOR.
•The transition and development of appropriate systems and models to effectively transition the Bank’s risk management processes from LIBOR -based products to those based on one or more alternative reference rates in a timely manner; and
•An increase in prepayments of LIBOR -linked loans by the Bank’s clients.
From January 2022, products indexed to the SOFR rate began to be offered, additionally it was defined not to carry new operations indexed to the LIBOR rate. In turn, as an organization, we will continue during 2025 on the transition process of operations that are indexed to LIBOR.
Capital management
The Capital Management function oversees Shareholders’ equity and Bancolombia’s capital structure, aiming for value generation through businesses related to financial activities and investments.

The goal is to have the enough capital to cover unexpected losses, and develope the business plan. To do so, the Capital Management area oversees Bancolombia’s capital ratios and uses several mechanisms to optimize such ratios according to forecasted business conditions.

The monitoring of corporate investments and shareholders’ equity, as well as different components of assets and associated risks, is executed for internal and external purposes. The results are presented to the Board of Directors and some support committees to make sure that all risks are properly managed and within risks appetite, guidelines, and regulation.

Bancolombia’s management has the goal of maintaining the balance between an adequate capital allocation and value generation for shareholders. This way, business opportunities can be financed with internal funding or capital markets resources.

Bancolombia’s lending and deposit-taking activities are supervisor by the Superintendencia Financiera de Colombia, and that implies complying with Decree 1477 of 2018.

This decree standardized the definitions of regulatory capital according to Basel III standards. It also updated the risk adjusted capital consumption of assets and added capital buffers. New capital measures will be implemented from the current 4.5% basic solvency level and the 9% total solvency level.

Additionally, Bancolombia conducts stress test to estimate how the bank’s balance sheet, results and ratios during adverse scenarios. None of the stress test runs implies reaching solvency ratios below regulatory levels and therefore, we consider that capital levels are optimal at the end of 2024.

Since 2024, the new capital requirements have been fully implemented, which equate to having a Basic Solvency Ratio (Tier 1 Basic Solvency Index) greater than or equal to 4.5%, an Additional Basic Solvency Ratio greater than or equal to 6%, and a Total Solvency Ratio (Tier 1 + Tier 2) greater than or equal to 9% (considering capital buffers, 11.5%) according to the following formulas:

The following table indicates Bancolombia’ s capital ratios for 2024 according to the new regulation implemented in Colombia:

Technical Capital	Asof
	A diciembre 31, 2024	A diciembre 31, 2023
In millions of COP
Primary capital	45,245,389	39,704,542
Share Capital	480,914	480,914
Additional paid-in capital	4,857,454	4,857,454
Preferred shares	584,204	584,204
Legal reserve	14,429,333	14,541,561
Occasional reserves	9,874,876	7,250,712
Non-controlling interest	1,041,807	960,217
Other comprehensive income	6,642,526	4,065,182
Net income attributable to equity holders of the Parent Company	6,267,744	6,116,936
Retained earnings	1,066,531	847,362
Less:	(10,188,105)	(8,919,345)
Prior-year losses	(79,590)	(79,587)
Intangibles assets	(9,017,419)	(7,818,125)
Revaluation property, plant and equipment	(340,612)	(350,061)
Other intangibles	(750,484)	(671,572)
Deferred net income tax	-	—
Primary capital (Tier I)	35,057,283	30,785,197
Hybrid bonds	4,669,804	4,283,448
Subordinated bonds	595,442	678,797
General provisions	220,519	375,902
Computed secondary capital (Tier II)	5,485,765	5,338,147
Less:	(13,798)	(10,687)
Technical capital (1)	40,529,250	36,112,657
Capital Ratios
Primary capital to risk-weighted assets (Tier I)	11.89%	11.42%
Secondary capital to risk-weighted assets (Tier II)	1.86%	1.98%
Risk-weighted assets including market risk and operational risk	294,794,366	269,591,211
Technical capital to risk-weighted assets (2)	13.75%	13.40%
Calculations based on the new definitions of Decree 1477 of 2018.
1) Technical capital is the sum of basic and additional capital.
(2) Capital adequacy is technical capital divided by risk weighted assets.

Additionally, Bancolombia´s total exposure used to estimate leverage ratio was COP 388,088,665 millions of COP as of 2024 and the leverage ratio was 9.03%.